Form 10-K, Exhibit 13
period 1997-12-31
COMMONWEALTH INDUSTRIES INC/DE/
filed 1998-03-25
CIK 934747

Exhibit 13
                                                                    ----------

Portions of the annual report to stockholders for the year ended December 31, 1997 which are expressly incorporated by reference in this filing follow. Such items are proceeded by an index which shows the location in this Annual Report on Form 10-K where such items are incorporated by reference and the location of the item in the annual report to stockholders for the year ended December 31, 1997.


                                         INDEX
                                         -----

Reference    Incorporation                                        Page number
letter in    location in                                           in annual
this         this                                                  report to
Exhibit      Form 10-K               Description of Item          stockholders
--------     -----------       ---------------------------        ------------

    (A)      Part II, item 6   Consolidated Selected                 page 10
                                  Financial Data

    (B)      Part II, item 7   Management's Discussion and           pages 11
                                  Analysis of Financial Condition    thru 14
                                  and Results of Operations

    (C)      Part II, item 8   Consolidated Balance Sheet            page 15

             Part II, item 8   Consolidated Statement of Income      page 16

             Part II, item 8   Consolidated Statement of             page 17
                                  Changes in Stockholders'
                                  Equity

             Part II, item 8   Consolidated Statement of             page 18
                                  Cash Flows

             Part II, item 8   Notes to Consolidated                 pages 19
                                  Financial Statements               thru 30

             Part II, item 8   Report of Independent Auditors        page 31

The items follow:

                                                            Exhibit 13 item (A)
                                                            -------------------

                          COMMONWEALTH INDUSTRIES, INC.
                      Consolidated Selected Financial Data
                     (in thousands except per share amounts)

                                                                                            Year ended December 31,
                                           ----------------------------------------------------------------------------------------
                                                  1997               1996               1995               1994              1993
                                           --------------      ------------       ------------      -------------      ------------
Statement of Operations Data:
Net sales                                     $ 1,090,777         $ 739,218          $ 671,501          $ 496,529         $ 413,036
Gross profit                                       88,043            49,312             64,750             41,406             5,475
Operating income (loss)                            41,593            19,262             42,240             20,262           (15,987)
Income (loss) before extraordinary loss and
 cumulative effect of change in accounting
 principle                                          9,122            14,756             33,787             22,091           (11,578)
Income (loss) before cumulative
   effect of change in accounting principle         7,941            13,401             33,787             22,091           (11,578)
Net income (loss)                                   7,941            13,401             33,787             22,091           (77,993)

Net income per share data: (1)
     Basic
         Income before extraordinary loss          $ 0.78            $ 1.45             $ 3.32
         Extraordinary loss                         (0.10)            (0.13)              -
                                            -------------      ------------       ------------
         Net income                                $ 0.68            $ 1.32             $ 3.32
                                            =============      ============       ============

     Diluted
         Income before extraordinary loss          $ 0.78            $ 1.45             $ 3.31
         Extraordinary loss                         (0.10)            (0.13)              -
                                            -------------      ------------       ------------
         Net income                                $ 0.68            $ 1.32             $ 3.31
                                            =============      ============       ============

     Cash dividends declared                       $ 0.20            $ 0.20             $ 0.15

Operating Data:
Depreciation and amortization                    $ 34,710          $ 22,452           $ 18,600           $ 17,397          $ 16,538
Capital expenditures                             $ 21,736          $ 14,841           $ 15,153           $ 19,662          $ 12,092
Commonwealth Aluminum business unit:
     Net sales                                  $ 964,012         $ 704,400          $ 671,501          $ 496,529         $ 413,036
     Shipments (pounds)                           990,207           712,480            587,932            568,970           511,887
Alflex business unit:
     Net sales                                  $ 126,765          $ 34,818
     Shipments (feet)                             521,711           136,936

Balance Sheet Data:
Working capital                                 $ 112,924         $ 207,061          $ 153,292          $ 134,026         $ (15,197)
Total assets                                      667,421           794,582            420,684            439,454           357,557
Total debt                                        125,650           342,250             48,375                  -           125,000
Total stockholders' equity                        330,473           227,223            213,063            242,690            93,824


(1) Net income per share data for prior periods has been restated to reflect the adoption of Statement of Financial Accounting Standards No. 128, "Earnings Per Share".

                                                          Exhibit 13 item (B)
                                                          -------------------

                          COMMONWEALTH INDUSTRIES, INC.
 Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following is a discussion of the consolidated financial condition and results of operations of the Company for each of the years in the three-year period ended December 31, 1997, and certain factors that may affect the Company's prospective financial condition. This section should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 1997 and the notes thereto. The statements included in this discussion and analysis of financial condition and results of operations which are not historical facts are forward-looking statements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995 and involve risks and uncertainties that could render them materially different, including, but not limited to, the effect of global economic conditions, the impact of competitive products and pricing, product development and commercialization, availability and cost of critical raw materials, the rate of technological change, product demand and market acceptance risks, capacity and supply constraints or difficulties and other risks as detailed in the Company's various Securities and Exchange Commission filings.

Overview
         The Company manufactures non-heat treat coiled aluminum sheet for distributors and the transportation, construction and consumer durables end use markets and electrical flexible conduit and prewired armored cable for the non-residential construction and renovation markets. The Company's principal raw materials are aluminum scrap, primary aluminum, copper and steel. Trends in the demand for aluminum sheet products in the United States and in the prices of aluminum primary metal, aluminum scrap and copper affect the business of the Company. The Company's operating results also are affected by factors specific to the Company, such as the margins between selling prices for its products and its cost of raw material ("material margins") and its unit cost of converting raw material into its products ("conversion cost"). While changes in aluminum and copper prices can cause the Company's net sales to change significantly from period to period, net income is more directly impacted by fluctuations in material margins.
         Although the demand for aluminum sheet products is cyclical, over the longer term demand has continued to increase, reflecting general population and economic growth and the advantages of aluminum's light weight, high degree of formability, resistance to corrosion and recyclability. United States shipments of aluminum sheet have grown from 8.4 billion pounds in 1992 to 9.2 billion pounds in 1996. Aluminum sheet shipments for 1997 were up 7% over 1996.
         The price of aluminum metal affects the price of the Company's products and in the longer term can have an effect on the competitive position of aluminum in relation to alternative materials. The price of primary metal is determined largely by worldwide supply and demand conditions and is highly cyclical. For example, during the past 10 years the average annual cash price per pound of aluminum for transactions on the London Metals Exchange peaked at $1.17 in 1988, declined to $0.52 in 1993, rose to $0.82 in 1995, declined to $0.68 in 1996 and was $0.73 in 1997. The price of primary aluminum in world markets greatly influences the price of aluminum scrap, the Company's principal raw material. Significant movements in the price of primary aluminum can affect the Company's margins because aluminum sheet prices do not always move simultaneously nor necessarily to the same degree as the primary markets. The Company seeks to manage its material margins by focusing on higher margin products and by sourcing the scrap and primary metal markets in the most cost-effective manner, including the use of futures contracts and options to hedge anticipated raw material requirements and firm-priced sales orders.
         The Company's material margins declined in the early 1990s, principally due to excess capacity in the industry and reduced demand as a result of recessionary economic conditions which caused aluminum sheet prices to decrease faster than raw material prices. Margins increased during 1994 and 1995 due to a change in product mix to higher margin products and increased demand. During
1996 margins declined to the lowest level since 1993 as distributors and end-users reduced inventory levels and activity in some end-use markets declined. While demand for aluminum sheet products increased during 1997, this increased demand has not resulted in improved material margins as these margins contracted slightly during the last three quarters of 1997 compared to the fourth quarter of 1996 and the first quarter of 1997. The margin between the price of aluminum scrap and the price of primary aluminum decreased during 1997 compared to 1996.
         During the past five years the Company has lowered its unit conversion costs by increasing production throughput and by reducing costs. This has been achieved generally through improved employee productivity, higher machine utilization rates and greater manufacturing efficiencies. The Company believes its conversion costs to be among the lowest in the industry.
         Shipments of electrical conduit and cable continued to increase during 1996 and 1997 as demand in the construction, renovation and remodeling markets remained strong. Capital investments made during 1997 to increase the Company's electrical conduit and cable manufacturing capacity have resulted in higher production levels to support increased demand for the Company's products. During the second half of 1997 the Company's margin for electrical and conduit cable products increased due to declining copper prices.
         On September 20, 1996, the Company acquired CasTech Aluminum Group Inc., ("CasTech") in a transaction that was accounted for under the purchase method of accounting at a cost of $285 million. Concurrently with the acquisition, the Company prepaid its existing indebtedness and that of CasTech. The acquisition and prepayments were financed with a $325 million senior secured bank credit facility (which has subsequently been reduced - see note 7 to the consolidated financial statements) and the proceeds from the issue and sale of $125 million principal amount of 10 3/4% Senior Subordinated Notes Due 2006.

Results of Operations for 1997, 1996 and 1995
         Net Sales. Net sales for 1997 increased 48% to $1.1 billion (including $126.8 million from the Company's Alflex electrical products subsidiary) from $739.2 million (including $34.8 million from Alflex) in 1996. The increase is due to the CasTech acquisition along with increased sales volumes at all facilities. Unit sales volume of aluminum products increased 39% to 990.2 million pounds in 1997 from 712.5 million pounds in 1996. Alflex unit sales volume was 521.7 million feet for 1997 compared to 136.9 million feet for 1996. Giving pro forma effect for the 1996 CasTech acquisition, the Company's aluminum rolling mills generated 5% growth in shipments during 1997 while its Alflex electrical products subsidiary achieved 8% growth. These gains reflected the Company's ability to complete the integration of CasTech's operations and systems successfully, optimizing the product mix between the Company's plants and achieving the operating synergies envisioned at the time of the CasTech acquisition.
         In 1996 net sales grew 10% to $739.2 million from $671.5 million in 1995. The acquisition of CasTech accounted for $109.5 million of 1996 sales. Average selling prices for aluminum sheet products decreased 13.2% to $0.99 per pound from $1.14 per pound in 1995. This decline reflected lower metal costs and competitive pressures as demand weakened. Despite these competitive pressures, unit sales increased 21.2% to 712.5 million pounds as the result of the Company increasing its market share.
         Gross Profit. Gross profit increased 78.5% (to 8.1% of net sales) in 1997 after a 23.8% decrease (to 6.7% of net sales) in 1996. The 1997 increase was attributable to the CasTech acquisition, increased unit sales volumes and lower manufacturing unit costs which more than offset lower material margins. The 1996 decrease was primarily a result of a reduction in the material margin to approximately $0.30 per pound from $0.36 in 1995.
         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 45.5% in 1997, primarily due to the CasTech acquisition. Contributing to the increase were corporate relocation , severance and other costs related to the integration of the businesses. Giving pro forma effect for the 1996 CasTech acquisition, selling, general and administrative expenses declined 3.4% in 1997 compared to 1996. The 1996 figure was up 33.5% over 1995, primarily due to the CasTech acquisition, staffing changes and the cost of professional services.
         Amortization of Goodwill. Goodwill, which relates to the CasTech acquisition, increased $3.3 million in 1997 compared to 1996 reflecting a full year of amortization in 1997 versus a partial year in 1996.
         Operating Income. Operating income increased by 115.9% in 1997 to $41.6 million, compared with a 1996 decrease of 54.4% to $19.3 million, in each case reflecting the factors mentioned above.
         Halco Income. Prior to March 1995, the Company had an interest in Halco (Mining) Inc., and received dividends and income from bauxite sales amounting to $1.6 million in 1995. This investment was distributed to the Company's prior owner in March 1995 in a transaction associated with the disposition of the owner's interest in the Company.
         Other Income (Expense), Net. Other income in 1995 included $2.6 million resulting from the favorable settlement of a dispute with the Kentucky Revenue Cabinet over energy taxes.
         Interest Expense, Net. The increase in interest expense in 1997 and 1996 is due to borrowings associated with the CasTech acquisition. The borrowings were reduced at the end of the third quarter of 1997 as described in the "Liquidity and Capital Resources" section following. This reduction in borrowings coupled with the reduced interest rates due to the accounts receivable securitization facility led to a reduction in interest expense during the fourth quarter of 1997. Interest expense was $5.5 million for the fourth quarter of 1997 compared to $8.7 million for the third quarter of 1997.
         Income Tax Expense (Benefit). Income tax expense (benefit) in 1997, 1996 and 1995 reflect the use of the Company's net operating loss carryforwards
(NOLs) to offset taxable income for federal income tax purposes. At December 31, 1997, the Company had remaining available NOLs of approximately $93 million. These NOLs will expire in various amounts through 2008. The amount of taxable income that can be offset by NOLs arising prior to the initial public offering of the Company in March 1995 is subject to an annual limitation of approximately $9.6 million plus certain gains included in taxable income which are attributable to the Company prior to the initial public offering.
         Income tax expense for 1997 was $2.4 million. The Company recognized an income tax benefit in 1996 of $5.3 million as a result of revisions to prior year tax estimates and adjustments to the estimated utilization of NOLs.
         Extraordinary Loss on Early Extinguishment of Debt. The Company recorded an extraordinary loss on the early extinguishment of debt in both 1997 and 1996 of $1.5 million ($1.2 million and $1.4 million net of income tax benefit, respectively).
         Net Income. Net income for 1997 decreased 41% to $7.9 million, after a 60% decrease in 1996 over 1995, in each case reflecting the factors described above for each year.


Liquidity and Capital Resources
         The Company's sources of liquidity are cash flows from operations and the Company's accounts receivable securitization facility described below and borrowings under its $100 million revolving credit facility. The Company believes that these sources will be sufficient to fund its working capital requirements, capital expenditures, debt service and dividend payments for at least through 1998.
         On September 29, 1997, the Company completed a common stock offering of
5.75 million shares at a public offering price of $18 per share. The net proceeds from the offering of approximately $97.7 million were used to repay the entire amount outstanding under the Company's term loan agreement, totaling $95.0 million, as well as $2.7 million outstanding under the Company's revolving credit facility.
         On September 26, 1997, the Company sold all of its trade accounts receivables to a 100% owned subsidiary, Commonwealth Financing Corp. ("CFC"). Simultaneously, CFC entered into a three-year accounts receivable securitization facility with a financial institution and its affiliate whereby CFC can sell, on a revolving basis, an undivided interest in certain of its receivables and receive up to $150.0 million from an unrelated third party purchaser at a cost of funds linked to commercial paper rates plus a charge for administrative and credit support services. At December 31, 1997, the Company had received $150.0 million under the agreement and had $39.7 million of net residual interest in the securitized receivables which is included in other current assets in the Company's consolidated financial statements.
         The Company's cash flows from operations in 1997, 1996 and 1995 were $134.7 million, $42.0 million and $20.2 million, respectively. The increase in cash flow from operations in 1997 was due primarily to the accounts receivable securitization while the increase in cash flow from operations in 1996 was due primarily to a decrease in working capital, before giving effect to the CasTech acquisition, which more than offset a reduction in operating earnings. Working capital decreased to $112.9 million at December 31, 1997 from $207.1 million at December 31, 1996, due to the accounts receivable securitization. The increase in 1996 was principally a result of the CasTech acquisition.
         The Company's revolving credit facility permits borrowings and letters of credit up to $100.0 million outstanding at any time. Availability is subject to satisfaction of certain covenants and other requirements. At December 31, 1997, $98.7 million was available. The facility expires on September 1, 2002.
         Capital expenditures were $21.7 million, $14.8 million plus the cost of the CasTech acquisition and $15.2 million in 1997, 1996 and 1995, respectively, and are estimated to be $49 million in 1998, all generally related to upgrading the Company's manufacturing and other facilities and meeting environmental requirements.
         The indicated annual rate of dividends being paid on the Company's Common Stock is $0.20 per share, or an annual total of about $3.2 million.

Risk Management
         Market and credit risk is managed by the Company through an active risk management program. This program focuses on inventory, purchase commitments and committed and anticipated sales.
 The Company utilizes futures contracts and options to protect against exposures to price risk in the aluminum market. The Company is exposed to losses in the event of non-performance by the counter- parties to these agreements; however, the Company does not anticipate non-performance by the counterparties. Prior to conducting business with a potential customer, credit checks are performed on the customer to determine creditworthiness and assess credit risk. In addition, an indirect credit exposure review is performed on all customers. Trading partners (brokers) are evaluated for creditworthiness and risk assessment prior to initiating trading activities with the brokers. However, the Company does not require collateral to support broker transactions. In addition, all brokers trading on the London Metal Exchange with U.S. clients are regulated by the Commodities Trading and Futures Commission, which requires the brokers to be fully insured against unrealized losses owed to clients. At December 31, 1997, credit lines totaling $52 million were available at various brokerages used by the Company.
         Gains, losses and premiums on futures contracts and options which effectively hedge exposures are deferred and included in income as a component of the underlying sales transaction. The Company had deferred realized losses of $1.5 million and deferred realized gains of $0.4 million as of December 31, 1997 and 1996, respectively on closed futures contracts and options. Deferred realized losses are recorded as an increase in the carrying value of inventory and deferred realized gains are recorded as a reduction in the carrying value of inventory.
         At December 31, 1997, the Company held purchase and sales commitments through 1998 totaling $56 million and $328 million, respectively. At December 31, 1997 and 1996, the Company's position with respect to aluminum futures contracts and options was as follows (in millions):

                                            Market                Unrealized
                                            Value                    Gain
                                            -------               ----------
         December 31, 1997                  $123.9                   $ 0.3
         December 31, 1996                    57.9                     2.2

         Unrealized gains and losses are recorded in the consolidated balance sheet as prepayments and other current assets and accrued liabilities. The unrealized gain of $0.3 million at December 31, 1997 consists of unrealized gains due from brokers of $0.6 million and unrealized losses due to brokers of $0.3 million. Futures contracts and options are valued at the closing price on the last business day of the year.
         The Company uses interest rate swap agreements to manage interest rate risk on its floating rate debt portfolio. At December 31, 1997 the Company had interest rate swap contracts with a notional amount of approximately $67 million. The counterparties to interest rate contracts are major commercial banks and management believes that losses related to credit risk are remote.
         The Company has initiated a company-wide program to prepare the Company's computer systems and applications for the year 2000. The year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. At December 31, 1997, approximately 50 percent of the Company's systems were compliant, with all systems expected to be compliant by the end of the first quarter of 1999. The total cost of the project is estimated to be $7.0 million and is being funded through operating cash flows. Maintenance or modification costs are being expensed as incurred, while the costs of new software is being capitalized and amortized over the software's useful life. The Company presently believes that, with modifications to existing software and converting to new software, the year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. However, if such modifications and conversions are not completed timely, the year 2000 problem may have a material impact on the operations of the Company.

Recently Issued Accounting Pronouncements

         During February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). The Company adopted SFAS No. 128 during the fourth quarter of 1997 as required. Prior-period net income per share data has been restated to reflect the adoption of SFAS No. 128.
         During June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company will adopt SFAS No. 131 during the fourth quarter of 1998 as required.

                                                         Exhibit 13 item (C)
                                                         -------------------

                          COMMONWEALTH INDUSTRIES, INC.
                           Consolidated Balance Sheet
                        (in thousands except share data)

                                                                                      December 31,
                                                                        --------------------------------------
                                                                            1997                     1996
                                                                        -------------            -------------
Assets
Current assets:
          Cash and cash equivalents                                              $ -                  $ 1,944
          Accounts receivable, net                                               355                  146,091
          Inventories                                                        171,633                  173,911
          Prepayments and other current assets                                45,107                   10,056
                                                                        -------------            -------------
               Total current assets                                          217,095                  332,002
Property, plant and equipment, net                                           266,292                  274,095
Goodwill, net                                                                173,562                  175,146
Other noncurrent assets                                                       10,472                   13,339
                                                                        -------------            -------------
               Total assets                                                $ 667,421                $ 794,582
                                                                        =============            =============

Liabilities
Current liabilities:
          Outstanding checks in excess of deposits                           $ 9,122                      $ -
          Current portion of long-term debt                                        -                    6,250
          Accounts payable                                                    67,881                   82,340
          Accrued liabilities                                                 27,168                   36,351
                                                                        -------------            -------------
               Total current liabilities                                     104,171                  124,941
Long-term debt                                                               125,650                  336,000
Other long-term liabilities                                                    9,675                   14,584
Accrued pension benefits                                                      13,368                   10,610
Accrued postretirement benefits                                               84,084                   81,224
                                                                        -------------            -------------
               Total liabilities                                             336,948                  567,359
                                                                        -------------            -------------

Commitments and contingencies                                                      -                        -
Stockholders' Equity
     Common stock, $.01 par value, 50,000,000 shares authorized,
          15,941,500 and 10,197,500 shares outstanding at
          December 31, 1997 and 1996, respectively                               159                      102
     Additional paid-in capital                                              398,757                  301,289
     Accumulated deficit                                                     (66,575)                 (72,188)
     Unearned compensation                                                    (1,172)                  (1,980)
     Minimum pension adjustment                                                 (696)                       -
                                                                        -------------            -------------
               Total stockholders' equity                                    330,473                  227,223
                                                                        -------------            -------------
               Total liabilities and stockholders' equity                  $ 667,421                $ 794,582
                                                                        =============            =============


                               See notes to consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
                        Consolidated Statement of Income
                      (in thousands except per share data)

                                                                         Year ended December 31,
                                                            ---------------------------------------------------
                                                                1997               1996               1995
                                                            --------------      ------------       ------------
Net sales                                                      $1,090,777         $ 739,218          $ 671,501
Cost of goods sold                                              1,002,734           689,906            606,751
                                                            --------------      ------------       ------------
     Gross profit                                                  88,043            49,312             64,750
Selling, general and administrative expenses                       41,972            28,841             22,510
Amortization of goodwill                                            4,478             1,209                  -
                                                            --------------      ------------       ------------
     Operating income                                              41,593            19,262             42,240
Halco income                                                            -                 -              1,636
Other income (expense), net                                           487                76              2,670
Interest expense, net                                             (30,536)           (9,875)            (3,473)
                                                            --------------      ------------       ------------
     Income before income taxes and extraordinary loss             11,544             9,463             43,073
Income tax expense (benefit)                                        2,422            (5,293)             9,286
                                                            --------------      ------------       ------------
     Income before extraordinary loss                               9,122            14,756             33,787
Extraordinary loss on early extinguishment of debt,
     net of income tax benefit                                     (1,181)           (1,355)                 -
                                                            --------------      ------------       ------------
     Net income                                                   $ 7,941          $ 13,401           $ 33,787
                                                            ==============      ============       ============

Net income per share data:
     Basic
         Income before extraordinary loss                          $ 0.78            $ 1.45             $ 3.32
         Extraordinary loss                                         (0.10)            (0.13)              -
                                                            --------------      ------------       ------------
         Net income                                                $ 0.68            $ 1.32             $ 3.32
                                                            ==============      ============       ============

     Diluted
         Income before extraordinary loss                          $ 0.78            $ 1.45             $ 3.31
         Extraordinary loss                                         (0.10)            (0.13)              -
                                                            --------------      ------------       ------------
         Net income                                                $ 0.68            $ 1.32             $ 3.31
                                                            ==============      ============       ============


Weighted average shares outstanding
         Basic                                                     11,687            10,197             10,191
         Diluted                                                   11,723            10,203             10,199


                       See notes to consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
            Consolidated Statement of Changes in Stockholders' Equity
                 (in thousands except share and per share data)

                                            Common Stock
                                      ----------------------   Additional                               Minimum         Total
                                       Number of                Paid-in      Accumulated   Unearned     Pension      Stockholders'
                                         Shares      Amount     Capital        Deficit    Compensation  Adjustment      Equity
                                       ----------   --------  -----------   ------------  ------------  ----------   ------------
Balance December 31, 1994                      -       $ -     $ 358,498     $ (115,808)     $ -       $      -        $ 242,690
Net income                                     -         -            -          33,787        -              -           33,787
Cash dividends, $0.15 per share                -         -            -          (1,528)       -              -           (1,528)
Minimum pension adjustment                     -         -            -              -         -          (2,269)         (2,269)
Capital transactions associated
  with Initial Public Offering         10,000,000       100      (60,116)            -         -              -          (60,016)
Issuance of restricted stock              202,500         2        2,895             -     (2,897)            -               -
Forfeiture of restricted stock            (12,500)       -          (163)            -        163             -               -
Amortization of unearned compensation          -         -            -              -        399             -              399
                                       ----------   --------    ---------      ---------  --------     ----------      ---------
Balance December 31, 1995              10,190,000       102      301,114        (83,549)   (2,335)        (2,269)        213,063
Net income                                     -         -            -          13,401        -              -           13,401
Cash dividends, $0.20 per share                -         -            -          (2,040)       -              -           (2,040)
Minimum pension adjustment                     -         -            -              -         -           2,269           2,269
Issuance of restricted stock               25,000        -           420             -       (420)            -               -
Forfeiture of restricted stock            (17,500)       -          (245)            -        245             -               -
Amortization of unearned compensation          -         -            -              -        530             -              530
                                       ----------   --------    ---------      ---------  --------     ----------      ---------
Balance December 31, 1996              10,197,500       102      301,289        (72,188)   (1,980)            -          227,223
Net income                                     -         -            -           7,941        -              -            7,941
Cash dividends, $0.20 per share                -         -            -          (2,328)       -              -           (2,328)
Minimum pension adjustment                     -         -            -              -         -            (696)           (696)
Stock offering                          5,750,000        57       97,585             -         -              -           97,642
Issuance of restricted stock                2,500        -            47             -        (47)            -               -
Forfeiture of restricted stock            (22,500)       -          (399)            -        399             -               -
Amortization of unearned compensation          -         -            -              -        456             -              456
Exercise of stock options                   9,000        -           151             -         -              -              151
Stock awards                                5,000        -            84             -         -              -               84
                                       ----------   ---------   ---------      ---------  --------      -----------    ---------
Balance December 31, 1997              15,941,500     $ 159    $ 398,757        (66,575) $ (1,172)        $ (696)      $ 330,473
                                       ==========   =========   =========      =========  ========      ===========    =========

                 See notes to consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
                      Consolidated Statement of Cash Flows
                                 (in thousands)

                                                                                              Year ended December 31,
                                                                                 ---------------------------------------------------
                                                                                    1997                 1996               1995
                                                                                 ------------        -------------       -----------
Cash flows from operating activities:
   Net income                                                                        $ 7,941             $ 13,401          $ 33,787
   Adjustments to reconcile net income to net cash provided by operations:
        Depreciation and amortization                                                 34,710               22,452            18,600
        Extraordinary loss on early extinguishment of debt                             1,495                1,505                 -
        Loss on disposal of property, plant and equipment                              1,271                    -                 -
        Issuance of common stock in connection with stock awards                          84                    -                 -
        Proceeds from the initial sale of accounts receivable                        150,000                    -                 -
        Changes in assets and liabilities:
             (Increase) decrease in accounts receivable, net                         (46,650)              12,636             6,608
             Decrease (increase) in inventories                                        2,278               (1,563)          (22,880)
             Decrease (increase) in prepayments and other current assets               6,970                7,819            (1,816)
             Decrease (increase) in other noncurrent assets                              201               (1,425)           (3,642)
             (Decrease) in accounts payable                                          (14,459)              (3,248)          (13,075)
             (Decrease) in accrued liabilities                                        (9,183)              (1,972)             (251)
             Increase (decrease) in other liabilities                                     13               (7,570)            2,836
                                                                                 ------------        -------------       -----------
                 Net cash provided by operating activities                           134,671               42,035            20,167
                                                                                 ------------        -------------       -----------
Cash flows from investing activities:
   Net cash and cash equivalents (outflow) from acquisition                           (2,894)            (280,921)                -
   Debt issuance costs                                                                     -               (9,921)                -
   Purchases of property, plant and equipment                                        (21,736)             (14,841)          (15,153)
   Proceeds from sale of property, plant and equipment                                    28                  314               304
                                                                                 ------------        -------------       -----------
        Net cash (used in) investing activities                                      (24,602)            (305,369)          (14,849)
                                                                                 ------------        -------------       -----------
Cash flows from financing activities:
   Outstanding checks in excess of deposits                                            9,122                    -                 -
   Proceeds from short-term borrowings                                                     -               21,000            25,000
   Repayments of short-term borrowings                                                     -              (25,000)          (21,000)
   Proceeds from long-term debt                                                      294,950              343,500            50,000
   Repayments of long-term debt                                                     (511,550)             (74,847)           (5,625)
   Proceeds from issuance of common stock                                             97,793                    -                 -
   Payment to prior sole shareholder                                                       -                    -           (50,000)
   Miscellaneous receipts from prior shareholder                                           -                    -               500
   Cash dividends paid                                                                (2,328)              (2,040)           (1,528)
                                                                                 ------------        -------------       -----------
        Net cash (used in) provided by financing activities                         (112,013)             262,613            (2,653)
                                                                                 ------------        -------------       -----------
Net (decrease) increase in cash and cash equivalents                                  (1,944)                (721)            2,665
Cash and cash equivalents at beginning of period                                       1,944                2,665                 -
                                                                                 ------------        -------------       -----------
Cash and cash equivalents at end of period                                               $ -              $ 1,944           $ 2,665
                                                                                 ============        =============       ===========
Supplemental disclosures:
    Interest paid                                                                   $ 27,046              $ 3,571           $ 3,532
    Income taxes paid (refund received)                                               (1,407)               1,558             9,955


                                 See notes to consolidated financial statements.

                         COMMONWEALTH INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Basis of Presentation and Summary of Significant Accounting Policies Commonwealth Industries, Inc. (the "Company") operates principally in the United States in one business segment. The Company manufactures aluminum sheet and flexible electrical conduit and cable products made principally from recycled aluminum scrap and primary aluminum.

The Company's prior sole shareholder completed on March 17, 1995, an initial public offering of 8,750,000 shares of common stock at an initial offering price of $14.00 per share and sold its remaining 1,250,000 shares later in 1995 on the open market. The Company received no proceeds from these transactions.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform with current classifications.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include demand deposits with banks and highly liquid investments with original maturities of three months or less. The carrying amount of cash and cash equivalents approximates their fair value.

Concentrations of Credit Risk
Futures contracts, options, cash investments and accounts receivable potentially subject the Company to concentrations of credit risk. The Company places its cash investments with high credit quality institutions. At times, such cash investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Credit risk with respect to accounts receivable exists related to concentrations of sales to aluminum distributors, who in turn resell the Company's aluminum products to end-use markets, including the consumer durables, building and construction and transportation markets. Concentrations of credit risk with respect to accounts receivable from the sale of electrical products are limited due to the large customer base, and their dispersion across many different geographical areas. During 1996 and 1995, sales to one major customer amounted to 11.0% and 12.5%, respectively, of the Company's net sales. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral to support customer receivables.

Inventories
Inventories are stated at the lower of cost or market. The methods of accounting for inventories are described in Note 4.

Long-Lived Assets
Property, plant and equipment are carried at cost and are being depreciated on a straight-line basis over the estimated useful lives of the assets which generally range from 15 to 33 years for buildings and improvements and from 5 to 20 years for machinery and equipment. Repair and maintenance costs are charged against income while renewals and betterments are capitalized. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the accounts with any resulting gain or loss reflected in income.

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over forty years. Accumulated amortization was $5.7 million and $1.2 million at December 31, 1997 and 1996, respectively.

In the event that facts and circumstances indicate that the carrying amount of an asset or group of assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the assets' carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Financial Instruments
The Company enters into futures contracts and options to manage price exposure from committed and certain anticipated sales. Gains, losses and premiums on these instruments which effectively hedge exposures are deferred and included in income as a component of the underlying sales transaction.

The Company also uses futures contracts to manage risks associated with its natural gas requirements and interest rate swaps to manage interest rate risk.

Income Taxes
The Company accounts for income taxes using the liability method, whereby deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In valuing deferred tax assets, the Company uses judgment in determining if it is more likely than not that some portion or all of a deferred tax asset will not be realized and the amount of the required valuation allowance.

Revenue Recognition
The Company recognizes revenue upon passage of title to the customer, which in most cases coincides with shipment.

Computation of Net Income Per Common Share
Basic net income per common share has been computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted net income per share has been computed by dividing net income by the weighted average number of common and common equivalent shares (stock options) outstanding during the period.

Prior-period net income per share data has been restated to reflect the adoption of Statement of Financial Accounting Standards No. 128, "Earnings Per Share".

Stock-Based Compensation
Compensation cost is measured under the intrinsic value based method. Pro forma disclosures of net income and net income per share are presented, as if the fair value based method had been applied.

Self Insurance
The Company is substantially self-insured for losses related to workers' compensation and health claims. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred based on Company experience and certain actuarial assumptions.

Environmental Compliance and Remediation
Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Costs to prepare environmental site evaluations and feasibility studies are accrued when the Company commits to perform them. Liabilities for remediation costs and post-remediation monitoring are recorded when they are probable and reasonably estimable, generally the earlier of completion of feasibility studies or the Company's commitment to a plan of action. The assessment of this liability is calculated based on existing technology, considers funds available in the settlement trust discussed in Note 12, does not reflect any offset for possible recoveries from insurance companies and is not discounted.

2.  Acquisitions
On September 20, 1996, the Company acquired CasTech Aluminum Group Inc. ("CasTech") for a purchase price of $285 million. The excess of the purchase price over the acquired net assets of $179 million was recorded as goodwill and is being amortized over 40 years. The acquisition was recorded under the purchase method of accounting and accordingly, the results of operations of CasTech prior to the date of acquisition have not been included in the accompanying consolidated financial statements.

Pending Acquistion
On December 19, 1997, the Company and Noranda Aluminum, Inc. announced they had executed a letter of intent pursuant to which the Company will explore the purchase of the Noranda aluminum rolling mill in Scottsboro, Alabama. The Scottsboro aluminum rolling mill has an annual capacity of approximately 300 million pounds. The letter of intent is preliminary and the consummation of any transaction is subject to due diligence investigation, negotiation of terms, execution of definitive documentation, and board approvals.

3.  Accounts Receivable Securitization
On September 26, 1997, the Company sold all of its trade accounts receivables to a 100% owned subsidiary, Commonwealth Financing Corp. ("CFC"). Simultaneously, CFC entered into a three-year accounts receivable securitization facility with a financial institution and its affiliate whereby CFC can sell, on a revolving basis, an undivided interest in certain of its receivables and receive up to $150.0 million from an unrelated third party purchaser at a cost of funds linked to commercial paper rates plus a charge for administrative and credit support services. At December 31, 1997, the Company had received $150.0 million under the agreement and had $39.7 million of net residual interest in the securitized receivables which is included in other current assets in the Company's consolidated financial statements.

The Company maintains an allowance for uncollectible accounts based upon the expected collectibility of all consolidated trade accounts receivable, including receivables sold by CFC. The allowance was $2.3 million at December 31, 1997 and is netted against the net residual interest in the securitized receivables which is included in other current assets in the Company's consolidated financial statements. At December 31, 1996 the allowance was $2.2 million and is netted against accounts receivable in the Company's consolidated financial statements.

4.  Inventories
The Company  uses the  first-in,  first-out  (FIFO) and the  last-in,  first-out
(LIFO) methods for valuing its inventories. Inventories at December 31 consist of the following (in thousands):

                                                    1997           1996
                                                 ---------      ---------
Raw materials                                    $  30,395      $  32,124
Work in process                                     76,286         79,539
Finished goods                                      53,395         46,959
Expendable parts and supplies                       14,884         15,338
                                                 ---------      ---------
                                                   174,960        173,960
LIFO reserve                                        (3,327)           (49)
                                                 ---------      ---------
                                                  $171,633       $173,911
                                                 =========      =========


Inventories of approximately $35.4 million, included in the above totals at December 31, 1997, are accounted for under the LIFO method of accounting.

During 1997, LIFO inventory quantities were reduced, resulting in a partial liquidation of the LIFO bases, the effect of which increased net income by approximately $0.7 million.

5.  Property, Plant and Equipment
Property, plant and equipment and the related accumulated depreciation at December 31 consist of the following (in thousands):

                                                      1997           1996
                                                  ---------      ---------
Land and improvements                             $  20,686      $  17,300
Buildings and improvements                           62,764         63,125
Machinery and equipment                             408,517        398,789
Construction in progress                             19,770         16,219
                                                  ---------      ---------
                                                    511,737        495,433
Less accumulated depreciation                       245,445        221,338
                                                  ---------      ---------
Net property, plant and equipment                  $266,292       $274,095
                                                  =========      =========

Depreciation expense was $28.2 million, $20.0 million and $17.9 million for the years ended 1997, 1996 and 1995, respectively.

6.  Financial Instruments
Market and credit risk is managed by the Company through an active risk management program. This program focuses on inventory, purchase commitments and committed and anticipated sales. The Company utilizes futures contracts and options to protect against exposures to price risk in the aluminum market. The Company is exposed to losses in the event of non-performance by the counterparties to these agreements; however, the Company does not anticipate non-performance by the counterparties. Prior to conducting business with a potential customer, credit checks are performed on the customer to determine creditworthiness and assess credit risk. In addition, an indirect credit exposure review is performed on all customers. Trading partners (brokers) are evaluated for creditworthiness and risk assessment prior to initiating trading activities with the brokers, however, the Company does not require collateral to support broker transactions. All brokers trading on the London Metal Exchange with U.S. clients are regulated by the Commodities Trading and Futures Commission, which requires the brokers to be fully insured against unrealized losses owed to clients. At December 31, 1997, credit lines totaling $52 million were available at various brokerages used by the Company.

Gains, losses and premiums on futures contracts and options which effectively hedge exposures are deferred and included in income as a component of the underlying sales transaction. The Company had deferred realized losses of $1.5 million and deferred realized gains of $0.4 million as of December 31, 1997 and 1996, respectively on closed futures contracts and options. Deferred realized losses are recorded as an increase in the carrying value of inventory and deferred realized gains are recorded as a reduction in the carrying value of inventory.

At December 31, 1997, the Company held purchase and sales commitments through 1998 totaling $56 million and $328 million, respectively. At December 31, 1997 and 1996, the Company's position with respect to aluminum futures contracts and options was as follows (in millions):


                                                  Market          Unrealized
                                                  Value              Gain
                       December 31, 1997          $123.9            $ 0.3
                       December 31, 1996            57.9              2.2


Unrealized gains and losses are recorded in the consolidated balance sheet as prepayments and other current assets and accrued liabilities. The unrealized gain of $0.3 million and $2.2 million at December 31, 1997 and 1996, respectively, consists of unrealized gains due from broker of $0.6 million and $4.5 million, respectively, and unrealized losses due to broker of $0.3 million and $2.3 million, respectively. Futures contracts and options are valued at the closing price on the last business day of the year.

7.  Long-term Debt
Long-term debt of the Company at December 31 consisted of the following (in thousands):

                                                 1997               1996
                                               --------          --------
Senior subordinated notes                      $125,000          $125,000
Term loan payable                                    --            98,750
Revolving credit facility                           650           118,500
                                               --------          --------
                                                125,650           342,250
Less current maturities                              --             6,250
                                               --------          --------
                                               $125,650          $336,000
                                               ========          ========

During 1996, in connection with the acquisition of CasTech, the Company refinanced its outstanding borrowings and entered into a credit agreement with a syndicate of banks led by National Westminster Bank. The credit agreement included a $100 million term loan and a $225 million revolving credit facility. In addition, the Company issued $125 million of 10.75% senior subordinated notes due 2006. In connection with the refinancing, the Company incurred an extraordinary loss on early extinguishment of debt of $1.5 million (or $1.4 million after tax).

During September 1997, the Company repaid the remaining amount of the term loan under the credit agreement with the net proceeds of approximately $97.7 million received from the September 1997 equity offering of the Company. In connection with the repayment of the term loan, the Company incurred an extraordinary loss on early extinguishment of debt of $1.5 million (or $1.2 million after tax). In addition, in December 1997, the Company amended the credit agreement to reduce the revolving credit facility from $225 million to $100 million.

The credit agreement is collateralized by a pledge of all of the outstanding stock of the Company's subsidiaries and substantially all of the Company's assets.

Up to $30 million of the revolving  credit facility is available for standby and
commercial  letters  of  credit.   The  revolving  credit  facility   commitment
terminates on September 1, 2002.

Borrowings under the credit agreement bear interest at a variable base rate per annum plus up to an additional 0.75% depending on the results of a quarterly financial test as defined in the agreement. In addition, the Company must pay to the lenders under the credit agreement, a quarterly commitment fee ranging from 0.175% to 0.25%. The blended interest rate on outstanding borrowings under the revolving credit facility was 8.50% and 6.95% at December 31, 1997 and 1996, respectively. The interest rate on the term loan was 6.88% at December 31, 1996.

The Company must pay a fee ranging from 0.325% to 0.750% per annum on the carrying amount of each outstanding letter of credit. At December 31, 1997, letters of credit totaling $0.7 million were outstanding under the revolving credit facility.

The credit agreement includes covenants which, among others, relate to leverage, interest coverage, fixed charges, capital expenditures and the payment of dividends.

The Company uses interest rate swaps to effectively convert a portion of its variable interest rates relating to the Company's revolving credit facility and accounts receivable securitization facility to fixed interest rates. At December 31, 1997, the Company had swap agreements in place covering approximately $67 million of the Company's exposure to variable interest rates. The fixed interest rates range from 5.9% to 7.0%. The counterparties to interest rate contracts are major commercial banks and management believes that losses related to credit risk is remote.

At December 31, 1997 and 1996, the interest rates on all amounts outstanding under the credit agreement are scheduled to adjust in three months or less. Accordingly, the carrying value of all amounts outstanding under the credit agreement approximates fair value at December 31, 1997 and 1996. Based on estimated market values at December 31, 1997 and 1996, the fair value of the senior subordinated notes was approximately $131 million and $129 million, respectively.

Future aggregate maturities of long-term debt at December 31, 1997 are as follows (in thousands):

1998                                                        $     --
1999                                                              --
2000                                                              --
2001                                                              --
2002                                                             650
Thereafter                                                   125,000
                                                            --------
     Total                                                  $125,650
                                                            ========

8.  Stockholders' Equity
On September 29, 1997, the Company completed a common stock offering of 5.75 million shares at a public offering price of $18 per share. The net proceeds from the offering of approximately $97.7 million were used to repay the entire amount outstanding under the Company's term loan agreement, totaling $95.0 million, as well as $2.7 million outstanding under the Company's revolving credit facility.

9.  Pension Plans
The Company has two defined benefit pension plans covering certain salaried and non-salaried employees. The plan benefits are based primarily on years of service and employees' compensation during the last five years of employment for salaried employees and on stated amounts based on job grade and years of service prior to retirement for non-salaried employees covered under a collective bargaining agreement. The plans' assets consist primarily of equity securities, guaranteed investment contracts and fixed income pooled accounts.


The funded status of the plans at December 31 is as follows (in thousands):


                                                                                         1997            1996
                                                                                       ---------      --------
Actuarial present value of benefit obligations:
           Vested benefit obligation                                                    $(71,803)     $(64,276)
           Nonvested benefit obligation                                                   (4,682)       (4,471)
                                                                                       ---------      --------
           Accumulated benefit obligation                                               $(76,485)     $(68,747)
                                                                                       ---------      --------
Projected benefit obligation                                                            $(77,814)     $(76,727)
Plan assets at fair value                                                                 70,530        64,083
                                                                                       ---------      --------
           Projected benefit obligation in excess of plan assets                          (7,284)      (12,644)
Unrecognized net asset                                                                      (769)       (1,000)
Unrecognized prior service cost                                                           (3,934)        3,017
Unrecognized net loss                                                                      2,290         3,012
Adjustment required to recognize minimum liability                                        (3,671)       (2,995)
                                                                                       ---------      --------
           Accrued pension cost                                                        $ (13,368)    $ (10,610)
                                                                                       =========      ========

The liabilities as of December 31, 1997 disclosed above reflect the change in the defined benefit plan covering the salaried employees to a cash balance formula effective January 1, 1998. In addition, reflected in the Company's consolidated balance sheet is an additional minimum liability relative to its underfunded plan in the amount of $3.7 million and $3.0 million at December 31, 1997 and 1996, respectively. A corresponding amount is recorded as an intangible asset to the extent it does not exceed unrecognized prior service cost, while the excess in 1997 was charged to stockholders' equity.

The projected benefit obligation was determined using a weighted average discount rate of 7.25%, 7.75% and 7.00% for 1997, 1996 and 1995, respectively. The weighted average rate of future compensation increases was 4.5% for 1997, 1996 and 1995. The expected rate of return on plan assets was 9.25% for 1997 and 1996 and 8.00% for 1995.

The components of net pension expense for the years ended December 31 are as follows (in thousands):


                                                         1997         1996          1995
                                                        ------       ------        ------
Benefit cost for service during the year                $2,221       $2,378        $1,583
Interest cost on projected benefit obligation            5,719        5,514         4,787
Actual return on plan assets                            (9,691)      (5,699)       (6,584)
Net amortization and deferral                            4,016        1,102         2,846
                                                        ------       ------        ------
          Net pension expense                           $2,265       $3,295        $2,632
                                                        ======       ======        ======


The Company's policy for these plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act of 1974.

The Company also contributes to a union sponsored defined benefit multi-employer pension plan for certain of its non-salaried employees. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendment Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans in the event of the employers' withdrawal from such a plan or upon a termination of such a plan. Management does not intend to take any action that would subject the Company to any such liabilities.

In addition to the defined benefit plans described above, the Company also sponsors defined contribution plans covering substantially all employees. In two of the plans, the Company matches 25% to 50% of a participant's voluntary contributions (depending on the respective plant's annual earnings performance) up to a maximum of 6% of a participant's compensation. In the remaining two plans, contributions are at the discretion of the Board of Directors and cannot exceed 15% of the participants' annual wages. The Company's contributions to the plans were approximately $1.9 million, $1.3 million and $1.5 million for 1997, 1996 and 1995, respectively.

10.  Postretirement Benefits Other Than Pensions
The Company provides postretirement health care and life insurance benefits to certain employees. The Company accrues the cost of postretirement benefits within the employees' active service periods. Effective January 1, 1994, the Company limited the extent of its liability for future increases in medical costs. When the average annual per retiree claim cost exceeds two times the 1993 per retiree claim cost, the employer contribution will be increased each year only for general inflation, regardless of the actual increase in the cost of providing medical benefits. Based on current medical trend assumptions, per retiree medical claims will reach two times the 1993 level in the year 2000.

The financial status of the plan at December 31, 1997 and 1996 is as follows (in thousands):


                                                                                1997          1996
                                                                               ------       -------
Actuarial present value of accumulated postretirement benefit obligation:
Retirees                                                                      $26,775      $24,437
Fully eligible, active plan participants                                        5,095        3,051
Other active participants                                                      37,160       33,756
                                                                               ------       ------
                                                                               69,030       61,244
Unrecognized prior service cost                                                 5,564        6,492
Unrecognized net gain                                                           9,490       13,488
                                                                               ------       ------
         Accrued postretirement benefits                                      $84,084      $81,224
                                                                               ======       ======


The components of net periodic postretirement benefit expense for the years ended December 31 are as follows (in thousands):


                                                                      1997        1996       1995
                                                                     -----       ------     ------
Service cost for benefits earned                                     $1,934      $1,890    $1,708
Interest cost on accumulated postretirement benefit obligations       4,529       4,390     4,184
Net amortization and deferral                                        (1,585)     (1,451)   (1,725)
                                                                     ------      ------    ------
          Net periodic postretirement benefit expense                $4,878      $4,829    $4,167
                                                                     ======      ======    ======



The accumulated postretirement benefit obligation ("APBO") was determined using a weighted average discount rate of 7.25%, 7.75% and 7.00% for 1997, 1996 and 1995, respectively. The assumed health care cost trend rate used in measuring the APBO was 8.5% declining by 1.0% per year to an ultimate rate of 4.5% in 2001. If the health care cost trend rate assumptions were increased by 1%, the APBO as of December 31, 1997 and the combined service and interest cost components of postretirement benefit expense for the year then ended would be increased by approximately $9.2 million and $1.0 million, respectively.

11.  Income Taxes
The components of income tax expense (benefit) for the years ended December 31 are as follows (in thousands):


                                                               1997        1996       1995
                                                              ------      ------     ------
Current:
                       Federal                               $   606    $(6,079)     $8,845
                       State and Local                         1,816        786         441
                                                               -----     ------       -----
                                                               2,422     (5,293)      9,286
Deferred:
                       Federal                                    --         --          --
                       State and Local                            --         --          --
                                                               -----      -----       -----
                                                              $2,422    $(5,293)     $9,286
                                                              ======     ======       =====


Deferred tax assets and liabilities at December 31 are as follows (in thousands):


                                                          1997                            1996
                                                          ----                            ----
                                                 Assets       Liabilities        Assets       Liabilities
                                                ---------     -----------       ---------     -----------
Inventory                                      $    1,429     $        --              --        $  6,890
Property, plant and equipment                          --          55,835              --          57,208
Accrued and other liabilities                       9,268              --       $  12,308              --
Accrued pension costs                               5,447              --           3,046              --
Accrued postretirement costs                       33,634              --          32,489              --
Net operating loss carryforwards                   37,341              --          50,941              --
AMT credit carryforwards                            7,494              --           7,494              --
Other                                                 803              --           1,143
                                                ---------        --------        --------        --------
           Totals                                $ 95,416         $55,835        $107,421         $64,098
                                                ---------        --------        --------        --------
Net deferred tax asset                             39,581              --         $43,323              --
Valuation allowance                               (39,581)             --         (43,323)             --
                                                ---------        --------        --------        --------
           Net deferred taxes                $         --      $       --    $         --     $        --
                                                =========        ========        ========        ========


The Company has determined that at December 31, 1997 and 1996, its ability to realize future benefits of net deferred tax assets does not meet the "more likely than not" criteria in SFAS No.109, "Accounting for Income Taxes".

At December 31, 1997, the Company had net operating loss carryforwards for federal tax purposes of approximately $93 million, which expire in various amounts through 2008 and approximately $7.5 million in alternative minimum tax credit carryforwards which do not expire. As a result of the initial public offering during 1995, the Company experienced an "ownership change" within the meaning of Section 382 of the Internal Revenue Code. Consequently, the Company is subject to an annual limitation on the amount of net operating loss carryforwards that can be used to offset taxable income. The annual limitation is $9.6 million plus certain gains included in taxable income which are attributable to the Company prior the ownership change.

Reconciliation of the federal statutory rate and the effective income tax rate is as follows:

                                                          1997         1996        1995
                                                         ------        ------      ------
Federal statutory rate                                     35.0%       35.0%       35.0%
Dividends received deduction                                 --          --        (0.5)
Non-taxable property distribution                            --          --        24.2
Utilization of net operating loss carryforwards           (24.8)      (67.9)      (38.6)
Adjustment of prior year accrual                             --       (34.8)         --
State income taxes, net of federal income tax benefit       9.9         5.1          --
Alternative minimum tax                                     5.2         6.8          --
Other items                                                (4.3)       (0.1)        1.5
                                                          -----       -----        ----
          Effective income tax rate                        21.0%      (55.9)%      21.6%
                                                          =====       =====        ====



12.  Contingencies
The Company's operations are subject to increasingly stringent environmental laws and regulations governing air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances and wastes and employee health and safety. These laws can impose joint and several liability for releases or threatened releases of hazardous substances upon statutorily defined parties, including the Company, regardless of fault or the lawfulness of the original activity or disposal. The Company believes it is currently in material compliance with applicable environmental laws and regulations.

Future regulations, under the Clean Air Act and otherwise, are expected to impose stricter emission requirements on the aluminum industry. While the Company believes that current pollution control measures at most of the emission sources at its facilities will meet these anticipated future requirements, additional measures at some of the Company's facilities, including its Lewisport, Kentucky ("Lewisport") rolling mill may be required.

The Company has been named as a potentially responsible party at four federal superfund sites which were acquired in the CasTech acquisition and is conducting remedial investigations and closure activities at two of the sites for past waste disposal activity associated with closed recycling facilities. A trust fund exists to fund the activity at one of the sites undergoing remediation and was established through contributions from two other parties in exchange for indemnification from further liability. The Company is reimbursed from the trust fund as approved remediation expenditures are incurred at the site. The balance remaining in the trust fund at December 31, 1997 was $2.6 million. In determining the adequacy of the Company's aggregate environmental contingency accrual, the assets of the trust fund were taken into account. At the two other federal superfund sites, the Company is a minor contributor and expects to resolve its liability for a nominal amount. The Company is under orders by agencies in three states for environmental remediation at sites, two of which are currently operating and two of which have been closed. Based upon currently available information, the Company estimates the range of possible remaining losses with respect to the above matters is between $9 million and $13 million.

The Company acquired its Lewisport rolling mill and an aluminum smelter at Goldendale, Washington ("Goldendale"), from Lockheed Martin in 1985. In connection with the transaction, Lockheed Martin indemnified the Company against expenses relating to environmental matters arising during the period of Lockheed Martin's ownership of those facilities.

Environmental sampling at Lewisport has disclosed the presence of contaminants, including polychlorinated biphenyls (PCBs), in a closed Company landfill. The Company has not yet determined the extent of the contamination or the nature and extent of remedial measures that may be required. Accordingly, the Company cannot at present estimate the cost of any remediation that may be necessary. Management believes the contamination is covered by the Lockheed Martin indemnification, which Lockheed Martin disputes.

The aluminum smelter at Goldendale was operated by Lockheed Martin until 1985 and by the Company from 1985 to 1987 when it was sold to Columbia Aluminum Corporation ("Columbia"). Past aluminum smelting activities at Goldendale have resulted in environmental contamination and regulatory involvement. A 1993 Settlement Agreement among the Company, Lockheed Martin and Columbia allocates responsibility for future remediation at 11 sites at the Goldendale smelter. If remediation is required, estimates by outside consultants of the probable aggregate cost to the Company for these sites range from $1.3 million to $7.2 million. The apportionment of responsibility for other sites at Goldendale is left to alternative dispute resolution procedures if and when these locations become the subject of remedial requirements.

The Company has been named as a potentially responsible party at three third-party disposal sites relating to Lockheed Martin operations for which Lockheed Martin has assumed responsibility.

The Company's aggregate loss contingency accrual for environmental matters was $10.7 million and $15.2 million at December 31, 1997 and 1996, respectively. Of the total reserve, $2.5 million and $3.6 million is included in "accrued liabilities" in the Company's consolidated balance sheets at December 31, 1997 and 1996, respectively, and $8.2 million and $11.6 million is included in "other long-term liabilities" at December 31, 1997 and 1996, respectively.

While the Company believes the overall accrual is adequate to cover all environmental loss contingencies the Company has determined to be probable and reasonably estimable, it is not possible to predict the amount or timing of cost for future environmental matters which may subsequently be determined. Although the outcome of any such matters, to the extent they exceed any applicable accrual, could have a material adverse effect on the Company's consolidated results of operations or cash flows for the applicable period, the Company believes that such outcome will not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

The Company has incurred and will continue to incur capital and operating expenditures for matters relating to environmental control and monitoring. Capital expenditures of the Company for environmental control and monitoring for both 1997 and 1996 were $2.3 million. All other environmental expenditures of the Company, including remediation expenditures, for 1997, 1996 and 1995 were $3.1 million, $1.5 million and $1.9 million, respectively.

The Company is also a party to various non-environmental legal proceedings and administrative actions, all arising from the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding, the Company believes any liability that may finally be determined with respect to such legal proceedings should not have a material effect on the Company's consolidated financial position, results of operations or cash flows, although resolution in any year or quarter could be material to the consolidated results of operations for that period.

13.  Stock Incentives
The Company has stock incentive plans covering certain officers, key employees and directors. The plans provide for the grant of options to purchase common stock, the award of shares of restricted common stock and in the case of non-employee directors, the award of shares of common stock . The total number of shares available under the plans is 1,200,000.

Activity under the plans is summarized below:

                                                   Options                 Restricted Stock
                                          -----------------------------    ----------------
                                                          Weighted
                                                           Average
                                          Shares        Exercise Price          Shares
                                          ----------    ----------------       -------------
Outstanding December 31, 1994                     --                 --                    --
   Granted                                    72,500             $14.00               202,500
   Exercised                                      --                 --                    --
   Forfeited                                  (3,000)            $14.00               (12,500)
                                           ---------           --------              --------
Outstanding December 31, 1995                 69,500             $14.00               190,000
   Granted                                   130,500             $16.71                25,000
   Exercised                                      --                 --                    --
   Forfeited                                  (4,000)            $14.00               (17,500)
                                           ---------           --------              --------
Outstanding December 31, 1996                196,000             $15.80               197,500
   Granted                                   203,500             $15.55                 2,500
   Exercised                                  (9,000)            $15.60                    --
   Forfeited                                 (45,500)            $15.60               (22,500)
   Stock no longer restricted                     --                 --                (7,500)
                                           ---------           --------              --------
Outstanding December 31, 1997                345,000             $15.68               170,000
                                           =========           ========              ========

   (Weighted average contractual
     life of 8.4 years)

Exercisable Options:
   December 31, 1995                              --                 --
   December 31, 1996                           5,500             $14.00
   December 31, 1997                          11,000             $14.75



The options are issued at the fair value of the underlying stock on the date of grant and become exercisable three years from the grant date for employees and one year from the grant date for non-employee directors. The options expire ten years after the date of grant. The restricted stock, principally issued in connection with the initial public offering, vests five years from the date of award. The weighted-average fair value of options granted in 1997, 1996 and 1995 was $6.11, $4.24 and $3.44 per share, respectively. Fair value estimates were determined using the Black-Scholes option pricing model with the following weighted average asumptions for 1997, 1996 and 1995:

                                                                      1997          1996           1995
                                                                     ------        ------         ------
Risk-free interest rate                                               6.22%          6.50%         6.50%
Dividend yield                                                        1.29%          1.19%         1.39%
Volatility factor                                                       39%            15%           15%
Expected term of options (in years)                                      5              5             5



As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company follows the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plans, and accordingly, no compensation expense has been recognized for options and stock issued under the plans. Had compensation expense been determined based on the fair value of the stock options at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and basic and diluted net income per share would have been reduced to the pro forma amounts which follow:


                                                   1997         1996              1995
                                                  ------       -------           ------
Net income
    As reported                                   $7,941       $13,401           $33,787
    Pro forma                                     $7,592       $13,276           $33,756
Basic net income per share
    As reported                                    $0.68         $1.32             $3.32
    Pro forma                                      $0.65         $1.30             $3.31
Diluted net income per share
    As reported                                    $0.68         $1.32             $3.31
    Pro forma                                      $0.65         $1.30             $3.31




14.  Net Income Per Share Computations
The following is a reconciliation of the numerator and denominator of the basic and diluted per share computations:

                                                                                1997        1996        1995
                                                                               ------      ------      ------
Income (numerator) amounts used for basic and diluted per share computations:
     Income before extraordinary loss                                          $9,122     $14,756     $33,787
     Extraordinary loss, net of income tax benefit                             (1,181)     (1,355)         --
                                                                               ------      ------      ------
     Net income                                                                $7,941     $13,401     $33,787
                                                                               ======      ======      ======

Shares (denominator) used for basic per share computations:
     Weighted average shares of common stock outstanding                       11,687      10,197      10,191
                                                                               ======      ======      ======

Shares (denominator) used for diluted per share computations:
     Weighted average shares of common stock outstanding                       11,687      10,197      10,191
     Plus: dilutive effect of stock options                                        36           6           8
                                                                               ------      ------      ------
           Adjusted weighted average shares                                    11,723      10,203      10,199
                                                                               ======      ======      ======

Net income per share data:
     Basic
           Income before extraordinary loss                                     $0.78       $1.45       $3.32
           Extraordinary loss                                                   (0.10)      (0.13)         --
                                                                                -----       -----       -----
           Net income                                                           $0.68       $1.32       $3.32
                                                                                =====       =====       =====
     Diluted
           Income before extraordinary loss                                     $0.78       $1.45       $3.31
           Extraordinary loss                                                   (0.10)      (0.13)         --
                                                                                -----       -----       -----
           Net income                                                           $0.68       $1.32       $3.31
                                                                                =====       =====       =====


15.  Lease Commitments
Certain property, plant and equipment are leased under noncancelable leases which provide for minimum rental payments as follows (in thousands):

1998                                                                  $2,205
1999                                                                   2,277
2000                                                                   2,173
2001                                                                   1,710
2002                                                                   1,510
2003-2006                                                              2,464

Rental expense under cancelable and noncancelable leases for 1997, 1996 and 1995 was $3.0 million, $1.2 million and $0.8 million, respectively.

16. Selected Quarterly Financial Data (unaudited) All amounts are in thousands except net income per share.


                                                                             Quarter
                                                          -----------------------------------------------
                                                              1st          2nd         3rd          4th
                                                           --------     --------    --------     --------
1997
----
Net sales                                                  $272,191     $287,240    $271,142     $260,204
Gross profit                                                 24,046       24,247      21,155       18,595
Income before extraordinary loss                              2,168        4,163       1,590        1,201
Net income                                                    2,168        4,163         409        1,201
Net income per share data:
    Basic
         Income before extraordinary loss                      0.21         0.41        0.15         0.08
         Net income                                            0.21         0.41        0.04         0.08
    Diluted
         Income before extraordinary loss                      0.21         0.41        0.15         0.08
         Net income                                            0.21         0.41        0.04         0.08

1996
----
Net sales                                                  $167,544     $159,672    $170,052     $241,950
Gross profit                                                  9,811        8,870      10,570       20,061
Income before extraordinary loss                              2,393        2,102       4,634        5,627
Net income                                                    2,393        2,102       3,279        5,627
Net income per share data:
    Basic
         Income before extraordinary loss                      0.23         0.21        0.45         0.55
         Net income                                            0.23         0.21        0.32         0.55
    Diluted
         Income before extraordinary loss                      0.23         0.21        0.45         0.55
         Net income                                            0.23         0.21        0.32         0.55


Fourth quarter 1996 net income includes a $1.1 million increase in pre-tax income as a result of adjustments to certain compensation-related expenses. In addition, the Company recognized an income tax benefit of $5.0 million as a result of revisions to prior-year tax estimates and adjustments to the estimated utilization of net operating loss carryforwards.

                          Commonwealth Industries, Inc.
                        Report of Independent Accountants

Board of Directors and Stockholders
Commonwealth Industries, Inc.

         We have audited the accompanying consolidated balance sheet of Commonwealth Industries, Inc., and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commonwealth Industries, Inc., and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                                     COOPERS & LYBRAND L.L.P.

Louisville, Kentucky
February 6, 1998