Form 10-K, Exhibit 13
period 1998-12-31
COMMONWEALTH INDUSTRIES INC/DE/
filed 1999-03-26
CIK 934747

Exhibit 13
                                                                    ----------

Portions of the annual report to stockholders for the year ended December 31, 1998 which are expressly incorporated by reference in this filing follow. Such items are proceeded by an index which shows the location in this Annual Report on Form 10-K where such items are incorporated by reference and the location of the item in the annual report to stockholders for the year ended December 31, 1998.


                                     INDEX
                                     -----
Reference   Incorporation                                         Page number
letter in   location in                                           in annual
this        this                                                  report to
Exhibit     Form 10-K         Description of Item                 stockholders
--------    -------------     ----------------------------        ------------
  (A)       Part II, item 6   Consolidated Selected                  page 10
                                 Financial Data

  (B)       Part II, item 7   Management's Discussion and            pages 11
                                 Analysis of Financial Condition     thru 16
                                 and Results of Operations

            Part II, item 7A  Quantitative and Qualitative           pages 14
                                 Disclosures About Market Risk       thru 15

  (C)       Part II, item 8   Consolidated Balance Sheet             page 17

            Part II, item 8   Consolidated Statement of Income       page 18

            Part II, item 8   Consolidated Statement of              page 18
                                 Comprehensive Income

            Part II, item 8   Consolidated Statement of              page 19
                                 Changes in Stockholders'
                                 Equity

            Part II, item 8   Consolidated Statement of              page 20
                                 Cash Flows

            Part II, item 8   Notes to Consolidated                  pages 21
                                 Financial Statements                thru 34

            Part II, item 8   Report of Independent Auditors         page 35

The items follow:

                                                            Exhibit 13 item (A)
                                                            -------------------

                          COMMONWEALTH INDUSTRIES, INC.
                      Consolidated Selected Financial Data
                      (in thousands except per share data)

                                                                                   Year ended December 31,
                                         ------------------------------------------------------------------------------------------
                                              1998                1997                 1996               1995               1994
                                         ------------      --------------       -------------      -------------      -------------
Statement of Income Data:
Net sales                                   $ 967,949         $ 1,090,777           $ 739,218          $ 671,501          $ 496,529
Gross profi                                    69,455              88,043              49,312             64,750             41,406
Operating income                               21,421              41,593              19,262             42,240             20,262
Income before extraordinary loss                  143               9,122              14,756             33,787             22,091
Net income                                        143               7,941              13,401             33,787             22,091

Net income per share data:
     Basic
         Income before extraordinary loss      $ 0.01              $ 0.78              $ 1.45             $ 3.32
         Extraordinary loss                         -               (0.10)              (0.13)                 -
                                         ------------      --------------       -------------      -------------
         Net income                            $ 0.01              $ 0.68              $ 1.32             $ 3.32
                                         ============      ==============       =============      =============

     Diluted
         Income before extraordinary loss      $ 0.01              $ 0.78              $ 1.45             $ 3.31
         Extraordinary loss                         -               (0.10)              (0.13)                 -
                                         ------------      --------------       -------------      -------------
         Net income                            $ 0.01              $ 0.68              $ 1.32             $ 3.31
                                         ============      ==============       =============      =============

     Cash dividends paid per share             $ 0.20              $ 0.20              $ 0.20             $ 0.15

Operating Data:
Depreciation and amortization                $ 34,728            $ 34,710            $ 22,452           $ 18,600           $ 17,397
Capital expenditures                         $ 33,650            $ 21,736            $ 14,841           $ 15,153           $ 19,662
Commonwealth Aluminum business unit:
     Net sales                              $ 846,696           $ 964,012           $ 704,400          $ 671,501          $ 496,529
     Shipments (pounds)                       884,169             990,207             712,480            587,932            568,970
Alflex business unit:
     Net sales                              $ 121,253           $ 126,765            $ 34,818
     Shipments (feet)                         517,380             521,711             136,936

Balance Sheet Data:
Working capital                             $ 115,192           $ 112,924           $ 207,061          $ 153,292          $ 134,026
Total assets                                  648,399             667,421             794,582            420,684            439,454
Total debt                                    125,000             125,650             342,250             48,375                  -
Total stockholders' equity                    326,529             330,473             227,223            213,063            242,690

                                                     Exhibit 13 item (B)
                                                     -------------------

                          COMMONWEALTH INDUSTRIES, INC.
 Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following is a discussion of the consolidated financial condition and results of operations of the Company for each of the years in the three-year period ended December 31, 1998, and certain factors that may affect the Company's prospective financial condition. This section should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 1998 and the notes thereto. The following discussion contains statements which are forward-looking rather than historical fact. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties that could render them materially different, including, but not limited to, the effect of global economic conditions, the impact of competitive products and pricing, product development and commercialization, availability and cost of critical raw materials, the rate of technological change, product demand and market acceptance risks, capacity and supply constraints or difficulties and other risks as detailed in the Company's various Securities and Exchange Commission filings.

Overview
         The Company manufactures non-heat treat coiled aluminum sheet for distributors and the transportation, construction and consumer durables end use markets and electrical flexible conduit and prewired armored cable for the non-residential construction and renovation markets. The Company's principal raw materials are aluminum scrap, primary aluminum, copper and steel. Trends in the demand for aluminum sheet products in the United States and in the prices of aluminum primary metal, aluminum scrap and copper commodities affect the business of the Company. The Company's operating results also are affected by factors specific to the Company, such as the margins between selling prices for its products and its cost of raw material ("material margins") and its unit cost of converting raw material into its products ("conversion cost"). While changes in aluminum and copper prices can cause the Company's net sales to change significantly from period to period, net income is more directly impacted by fluctuations in material margins.
         Although the demand for aluminum sheet products is cyclical, over the longer term demand has continued to increase, reflecting general population and economic growth and the advantages of aluminum's light weight, high degree of formability, resistance to corrosion and recyclability.
         The price of aluminum metal affects the price of the Company's products and in the longer term can have an effect on the competitive position of aluminum in relation to alternative materials. The price of primary metal is determined largely by worldwide supply and demand conditions and is highly cyclical. The price of primary aluminum in world markets greatly influences the price of aluminum scrap, the Company's principal raw material. Significant movements in the price of primary aluminum can affect the Company's margins because aluminum sheet prices do not always move simultaneously nor necessarily to the same degree as the primary markets. The Company seeks to manage its material margins by focusing on higher margin products and by sourcing the scrap and primary metal markets in the most cost-effective manner, including the use of futures contracts and options to hedge anticipated raw material requirements based on firm-priced sales and purchase orders.
         During 1998, net sales of the Company's aluminum sheet products declined by 11% from the year 1997. Lower sales and shipment volume were caused by production problems and lower productivity in connection with the expiration of the Company's collective bargaining agreement on July 31 at the Company's Lewisport, Kentucky aluminum rolling mill, as well as weather-related production outages at its mill in Uhrichsville, Ohio. Although the Lewisport mill never actually suffered a strike, mill operations were affected nonetheless as both labor and management prepared for the possibility. While overall demand for aluminum sheet products remained strong, material margins had been under pressure for the past two years until the latter part of 1998. Stronger aluminum material margins followed after the Company successfully implemented two price increases, the first beginning in April 1998 and the second in June 1998. Higher material margins during the latter part of 1998 also reflected the Company's efforts to enhance product mix and improve the metal blending process. In addition, although aluminum shipment volume has not completely returned to historic levels, steadily increasing volume since the completion of the Company's new, five-year labor agreement in September 1998 has contributed to improved conversion costs, as have other programs to enhance productivity at Lewisport and the Company's other mills. One such program which was begun in February 1998 at the Lewisport rolling mill, was the elimination of all discretionary overtime hours to reduce the operating cost concurrent with the reduced sales volume.
         Demand for the Company's electrical conduit and cable products continued to exceed the Company's capacity to supply these products during 1998. While the Company has been adding additional electrical cable armoring capacity since the second quarter of 1997, this capacity only reached full production in the latter part of 1998 due to substantial labor turnover and the time involved in employee skills training. The strong market for electrical conduit also allowed the Company to concentrate on higher margin products during 1998, even though net sales volume was down slightly from the prior year. Value added products such as MC cable represented a higher ratio of Alflex's 1998 sales compared to the prior year. In addition, the Company announced in the fourth quarter of 1998 the decision to open a new plant in Rocky Mount, North Carolina during the second quarter of 1999. This move will increase production and enhance the Company's competitive position by placing that capacity closer to attractive markets along the eastern seaboard.
         On September 20, 1996, the Company acquired CasTech Aluminum Group Inc., ("CasTech") in a transaction that was accounted for under the purchase method of accounting at a cost of $285 million. Concurrently with the acquisition, the Company prepaid its existing indebtedness and that of CasTech. The acquisition and prepayments were financed with a $325 million senior secured bank credit facility (which has subsequently been reduced - see note 7 to the consolidated financial statements) and the proceeds from the issue and sale of $125 million principal amount of 10 3/4% Senior Subordinated Notes Due 2006.

Results of Operations for 1998, 1997 and 1996
         Net Sales. Net sales for 1998 decreased 11% to $967.9 million (including $121.3 million from the Company's Alflex electrical products subsidiary) from $1.1 billion (including $126.8 million from Alflex) in 1997. The decrease is due to reduced sales volume at the Lewisport mill which was partially offset by volume increases at the Company's other facilities. Unit sales volume of aluminum products decreased 11% to 884.2 million pounds in 1998 from 990.2 million pounds in 1997. Aluminum sales volume for 1998 decreased due to the reasons outlined in the "overview" section. Additionally 1998 sales volumes at the Company's continuous cast aluminum sheet operations were only slightly above last year's level due to tighter inventory management by customers and unusually wet weather that reduced construction activity in various parts of the United States in the first half of 1998. Alflex unit sales volume was 517.4 million feet for 1998 compared to 521.7 million feet for 1997.
         In 1997 net sales grew 48% to $1.1 billion (including $126.8 million from Alflex) from $739.2 million (including $34.8 million from Alflex) in 1996. The increase is due to the CasTech acquisition along with increased sales volume at all facilities. Unit sales volume of aluminum products increased 39% to 990.2 million pounds in 1997 from 712.5 million pounds in 1996. Alflex unit sales volume was 521.7 million feet for 1997 compared to 136.9 million feet for 1996. Giving pro forma effect for the 1996 CasTech acquisition, the Company's aluminum rolling mills generated 5% growth in shipments during 1997 while its Alflex electrical products subsidiary achieved 8% growth. These gains reflected the Company's ability to complete the integration of CasTech's operations and systems successfully, optimizing the product mix between the Company's plants and achieving the operating synergies envisioned at the time of the CasTech acquisition.
         Gross Profit. Gross profit decreased 21% (to 7.2% of net sales) in 1998 after a 79% increase (to 8.1% of net sales) in 1997. The 1998 decrease was attributable to decreased sales volume due to the reasons outlined in the "overview" section. The Company's unit manufacturing costs for 1998 increased compared to 1997 as a result of the lower volumes which more than offset any efficiencies due to mill optimization practices. Material margins which were higher in 1998 than in 1997 partially offset the impact of lower volumes. The 1997 increase was attributable to the CasTech acquisition, increased unit sales volumes and lower manufacturing unit costs which more than offset lower material margins.
         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 3.8% in 1998. Contributing to the increase were increases at Alflex associated with the infrastructure required to support the growth of this business segment, costs incurred in acquisitions which did not materialize, expenses incurred at the Lewiport mill in anticipation of a possible strike and certain expenses relating to the Company's Year 2000 remediation effort. The realization of various operating synergies envisioned at the time of the CasTech acquisition continued to contribute to holding the 1998 increase down. The 1997 figure was up 45.5% over 1996, primarily due to the CasTech acquisition. Contributing to the increase was corporate relocation, severance and other costs related to the integration of the businesses. Giving pro forma effect for the 1996 CasTech acquisition, selling, general and administrative expenses declined 3.4% in 1997 compared to 1996.
         Amortization of Goodwill. Goodwill, which relates to the CasTech acquisition, was flat in 1998 versus 1997, after increasing $3.3 million in 1997 compared to 1996 reflecting a full year of amortization in 1997 versus a partial year in 1996.
         Operating Income. Operating income decreased by 48% in 1998 to $21.4 million, compared with a 1997 increase of 115.9% to $41.6 million, in each case reflecting the factors mentioned above.
         Interest Expense, Net. Interest expense in 1998 decreased 27% to $22.2 million from $30.5 million in 1997. The decrease in the Company's interest expense is due to the reduction in borrowing resulting from the Company's September 1997 equity offering coupled with reduced interest rates due to the accounts receivable securitization facility also implemented in September 1997. Both transactions are described in the "Liquidity and Capital Resources" section which follows. The increase in interest expense in 1997 over 1996 is due to borrowings associated with the CasTech acquisition.
         Income Tax Expense (Benefit). Income tax expense (benefit) in 1998, 1997 and 1996 reflect the use of the Company's net operating loss ("NOL") carryforwards to offset taxable income for federal income tax purposes. At December 31, 1998, the Company had remaining available NOL carryforwards of approximately $81 million. These NOL carryforwards will expire in various amounts through 2008. The amount of taxable income that can be offset by NOL carryforwards arising prior to the initial public offering of the Company in March 1995 is subject to an annual limitation of approximately $9.6 million plus certain gains included in taxable income which are attributable to the Company prior to the initial public offering.
         The Company recognized an income tax benefit of $0.6 million in 1998 compared to income tax expense of $2.4 million in 1997. The change is due to the decrease in the Company's taxable income and a $1.5 million favorable adjustment recorded in the first quarter of 1998 to the prior year's tax expense. The adjustment resulted from the filing of amended federal income tax returns for prior years. The Company recognized an income tax benefit in 1996 of $5.3 million as a result of revisions to prior year tax estimates and adjustments to the estimated utilization of NOLs.
         Extraordinary Loss on Early Extinguishment of Debt. The Company recorded an extraordinary loss on the early extinguishment of debt in both 1997 and 1996 of $1.5 million ($1.2 million and $1.4 million net of income tax benefit, respectively).
         Net Income. Net income for 1998 decreased 98% to $0.1 million, after a 41% decrease in 1997 over 1996, in each case reflecting the factors described above for each year.

Liquidity and Capital Resources
         The Company's sources of liquidity are cash flows from operations, the Company's accounts receivable securitization facility described below and borrowings under its $100 million revolving credit facility. The Company believes these sources will be sufficient to fund its working capital requirements, capital expenditures, debt service and dividend payments for at least through 1999.
         On September 29, 1997, the Company completed a common stock offering of
5.75 million shares at a public offering price of $18 per share. The net proceeds from the offering of approximately $97.7 million were used to repay the entire amount outstanding under the Company's term loan agreement, totaling $95.0 million, as well as $2.7 million outstanding under the Company's revolving credit facility.
         On September 26, 1997, the Company sold all of its trade accounts receivables to a 100% owned subsidiary, Commonwealth Financing Corp. ("CFC"). Simultaneously, CFC entered into a three-year accounts receivable securitization facility with a financial institution and its affiliate, whereby CFC sells, on a revolving basis, an undivided interest in certain of its receivables and receives up to $150.0 million from an unrelated third party purchaser at a cost of funds linked to commercial paper rates plus a charge for administrative and credit support services. At December 31, 1998, the Company had outstanding
$120.2 million under the agreement and had $15.9 million of net residual interest in the securitized receivables. The net residual interest in the securitized receivables is included in other current assets in the Company's consolidated financial statements.
         The Company's cash flows from operations in 1998, 1997 and 1996 were $46.6 million, $134.7 million and $42.0 million, respectively. The increase in cash flow from operations in 1997 was due primarily to the accounts receivable securitization. Working capital increased to $115.2 million at December 31, 1998 from $112.9 million at December 31, 1997. Working capital decreased to $112.9 million at December 31, 1997 from $207.1 million at December 31, 1996, due to the accounts receivable securitization.
         The Company's revolving credit facility permits borrowings and letters of credit up to $100.0 million outstanding at any time. Availability is subject to satisfaction of certain covenants and other requirements. At December 31, 1998, $99.3 million was available. The facility expires on September 1, 2002.
         Capital expenditures were $33.7 million, $21.7 million and $14.8 million plus the cost of the CasTech acquisition in 1998, 1997 and 1996, respectively, and are estimated to be $38 million in 1999, all generally related to upgrading and expanding the Company's manufacturing and other facilities, including the completion of Alflex's new production and distribution facility in North Carolina, and meeting environmental requirements.
         The indicated annual rate of dividends being paid on the Company's Common Stock is $0.20 per share, or an annual total of about $3.2 million.

Risk Management
         Commodity Price Risk. The price of aluminum is subject to fluctuations due to unpredictable factors on the worldwide market. To reduce this market risk, the Company follows the policy of hedging its anticipated raw material requirements based on firm-priced sales and purchase orders. The Company purchases and sells futures contracts and options on the London Metal Exchange ("LME") based on its net metal position. The Company's metal position consists of inventories, purchase commitments, committed and anticipated sales, with the net hedged using LME futures contracts and options. At December 31, 1998, the Company held purchase and sales commitments through 1999 totaling $47 million and $292 million, respectively.
         The change in market value of such LME contracts has a high correlation to the price changes of the hedged commodity (aluminum scrap and ingot). To obtain a matching of revenues and expenses realized gains or losses arising from LME contracts are included in inventories as a cost of raw materials and reflected in the consolidated statement of income when the product is sold. The Company had deferred realized losses of $2.2 million and $1.5 million as of December 31, 1998 and 1997, respectively on closed futures contracts and options. Deferred realized losses are recorded as an increase in the carrying value of inventory and deferred realized gains are recorded as a reduction in the carrying value of inventory.
         At December 31, 1998 and 1997, the Company's position with respect to open aluminum futures contracts and options was as follows (in millions):

                                             Fair             Net Unrealized
                                            Value                (Loss) Gain
                                            -----             --------------
         December 31, 1998                  $100.4              $ (5.6)
         December 31, 1997                   123.9                 0.3

         Net unrealized gains and losses on open futures and option contracts are recorded in the consolidated balance sheet as accrued liabilities and prepayments and other current assets, respectively. The net unrealized loss of $5.6 million and net unrealized gain of $0.3 million at December 31, 1998 and 1997, respectively, consists of unrealized gains due from brokers of $4.1 million and $0.6 million, respectively, and unrealized losses due to brokers of $9.7 million and $0.3 million, respectively. Futures contracts and options are valued at the closing price on the last business day of the year.
         A sensitivity analysis has been prepared to estimate the Company's exposure to market risk related to its LME position. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in the price of the futures contract. On December 31, 1998 the Company had approximately 62,175 metric tonnes of LME futures contracts. A hypothetical 10 % change from the 1998 year-end three-month high grade aluminum price of $1,223 per metric tonne would result in a change in fair value of $7.6 million in these contracts. However it should be noted that any change in the fair value of these contracts would be significantly offset with an inverse change in the cost of purchased metal.
         Credit Risk. As discussed previously, the Company utilizes futures contracts and options to protect against exposures to commodity price risk in the aluminum market. The Company is exposed to losses in the event of non-performance by the counterparties to these agreements; however, the Company does not anticipate non-performance by the counterparties. Prior to conducting business with a potential customer, credit checks are performed on the customer to determine creditworthiness and assess credit risk. In addition, an indirect credit exposure review is performed on all customers. Trading partners (brokers) are evaluated for creditworthiness and risk assessment prior to initiating trading activities with the brokers. However, the Company does not require collateral to support broker transactions. In addition, all brokers trading on the LME with U.S. clients are regulated by the Commodities Trading and Futures Commission, which requires the brokers to be fully insured against unrealized losses owed to clients. At December 31, 1998, credit lines totaling $49 million were available at various brokerages used by the Company.
         Interest Rate Risk. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this mix in a cost-effective manner, the Company, from time to time, enters into interest rate swap agreements. At December 31, 1998 the Company had interest rate swap contracts with a notional amount of approximately $53 million. With respect to these agreements, the Company pays a fixed rate of interest and receives a LIBOR-based floating rate. The counterparties to interest rate contracts are major commercial banks and management believes that losses related to credit risk are remote. The fair value of these interest rate swap agreements at December 31, 1998 was a liability of $1.1 million.
         A sensitivity analysis has been prepared to estimate the Company's exposure to market risk related to its interest rate position. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 100 basis point change in interest rates relating to the interest rate swap agreements. A hypothetical 100 basis point change in interest rates would result in a change in fair value of $0.4 million in these interest rate swap agreements.

Year 2000 Readiness Disclosure
         The Company is entering the final stages of a company-wide program to make its computer systems year 2000 compliant. The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.
         As of December 31, 1998, approximately 87 percent of the Company's core business computer systems were Year 2000 compliant, with all computer systems, which includes mainframe, server, desktop and portable computers, embedded systems, in addition to the core business applications, expected to be compliant by the end of the third quarter of 1999 as planned. The total cost of the program is estimated to be $8.0 million, of which the Company has incurred approximately $6.4 million through December 31, 1998, and is being funded through operating cash flows. Maintenance or modification costs are expensed as incurred, while the cost of systems being replaced is capitalized and amortized over the new system's useful life. The Company presently believes that, with these modifications and replacements, the year 2000 issues will not pose significant operational problems for the Company. However, if such modifications and replacements in critical operations are not completed timely, the year 2000 issues may have a material impact on the results of operations or financial condition of the Company.
         The Company recognizes the importance of readiness for potential worst case scenarios relating to the Year 2000 issues. The Company is working to identify scenarios requiring contingency plans and has begun to assess the year 2000 compliance efforts of external parties. The Company relies on a number of customers and suppliers, including banks, telecommunication providers, utilities, and other providers of goods and services. The inability of these third parties to conduct their business for a significant period of time due to the Year 2000 issue could have a material adverse impact on the Company's operations. The Company is currently assessing the Year 2000 readiness of its most critical customers and suppliers and planning a due diligence study of those customers and suppliers. There can be no assurance that the systems of other companies that interact with the Company will be sufficiently Year 2000 compliant. If a major supplier or customer is unable to supply raw materials or receive the Company's products, the Company's results of operations or financial condition could be materially impacted.
         The Company has notified recipients of previously made Year 2000 statements that these statements, and any other Year 2000 statements released by the Company, are retroactively identified and labeled in their entirety as Year 2000 Readiness Disclosures pursuant to Section 7(b) of the Year 2000 Information and Readiness Disclosure Act of 1998. By doing so, these prior statements are relieved from tort liability.

Recently Issued Accounting Pronouncements
         In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company will adopt SOP 98-1 effective January 1, 1999 and does not expect the adoption to have a material impact on the Company's consolidated results of operations, financial position or cash flows.
         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in net income unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company will adopt SFAS No. 133 in the Company's first quarter 2000 reporting as required. Management is currently evaluating the impact of SFAS No. 133 on the Company's future financial reporting.

                                                        Exhibit 13 item (C)
                                                        -------------------

                          COMMONWEALTH INDUSTRIES, INC.
                           Consolidated Balance Sheet
                        (in thousands except share data)

                                                                                      December 31,
                                                                        --------------------------------------
                                                                            1998                     1997
                                                                        -------------            -------------
Assets
Current assets:
          Cash and cash equivalents                                       $        6               $        -
          Accounts receivable, net                                               228                      355
          Inventories                                                        174,968                  171,633
          Prepayments and other current assets                                25,367                   45,107
                                                                        -------------            -------------
               Total current assets                                          200,569                  217,095
Property, plant and equipment, net                                           269,837                  266,292
Goodwill, net                                                                169,086                  173,562
Other noncurrent assets                                                        8,907                   10,472
                                                                        -------------            -------------
               Total assets                                                $ 648,399                $ 667,421
                                                                        =============            =============

Liabilities
Current liabilities:
          Outstanding checks in excess of deposits                         $       -                $   9,122
          Accounts payable                                                    54,244                   67,881
          Accrued liabilities                                                 31,133                   27,168
                                                                        -------------            -------------
               Total current liabilities                                      85,377                  104,171
Long-term debt                                                               125,000                  125,650
Other long-term liabilities                                                    8,859                    9,675
Accrued pension benefits                                                      15,930                   13,368
Accrued postretirement benefits                                               86,704                   84,084
                                                                        -------------            -------------
               Total liabilities                                             321,870                  336,948
                                                                        -------------            -------------

Commitments and contingencies                                                      -                        -

Stockholders' Equity
     Common stock, $.01 par value, 50,000,000 shares authorized,
          15,944,000 and 15,941,500 shares outstanding at
          December 31, 1998 and 1997, respectively                               159                      159
     Additional paid-in capital                                              398,794                  398,757
     Accumulated deficit                                                     (69,621)                 (66,575)
     Unearned compensation                                                      (672)                  (1,172)
     Accumulated other comprehensive income:
         Minimum pension liability adjustment                                 (2,131)                    (696)
                                                                        -------------            -------------
               Total stockholders' equity                                    326,529                  330,473
                                                                        -------------            -------------
               Total liabilities and stockholders' equity                  $ 648,399                $ 667,421
                                                                        =============            =============

                 See notes to consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
                        Consolidated Statement of Income
                      (in thousands except per share data)

                                                                                  Year ended December 31,
                                                                    -----------------------------------------------------
                                                                        1998                1997                1996
                                                                    -------------      ---------------       ------------
Net sales                                                              $ 967,949           $1,090,777          $ 739,218
Cost of goods sold                                                       898,494            1,002,734            689,906
                                                                    -------------      ---------------       ------------
     Gross profit                                                         69,455               88,043             49,312
Selling, general and administrative expenses                              43,558               41,972             28,841
Amortization of goodwill                                                   4,476                4,478              1,209
                                                                    -------------      ---------------       ------------
     Operating income                                                     21,421               41,593             19,262
Other income (expense), net                                                  365                  487                 76
Interest expense, net                                                    (22,221)             (30,536)            (9,875)
                                                                    -------------      ---------------       ------------
     Income (loss) before income taxes and extraordinary loss               (435)              11,544              9,463
Income tax expense (benefit)                                                (578)               2,422             (5,293)
                                                                    -------------      ---------------       ------------
     Income before extraordinary loss                                        143                9,122             14,756
Extraordinary loss on early extinguishment of debt,
     net of income tax benefit                                                 -               (1,181)            (1,355)
                                                                    -------------      ---------------       ------------
     Net income                                                            $ 143              $ 7,941           $ 13,401
                                                                    =============      ===============       ============

Basic and diluted per share data:
     Income before extraordinary loss                                     $ 0.01               $ 0.78             $ 1.45
     Extraordinary loss                                                        -                (0.10)             (0.13)
                                                                    -------------      ---------------       ------------
     Net income                                                           $ 0.01               $ 0.68             $ 1.32
                                                                    =============      ===============       ============

Weighted average shares outstanding
     Basic                                                                15,944               11,687             10,197
     Diluted                                                              15,947               11,723             10,203

                 See notes to consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
                 Consolidated Statement of Comprehensive Income
                                 (in thousands)

                                                                                Year ended December 31,
                                                              ------------------------------------------------------
                                                                  1998                 1997                1996
                                                              --------------      ---------------       ------------
Net income                                                         $    143              $ 7,941           $ 13,401
Other comprehensive income, net of tax:
     Minimum pension liability adjustment                            (1,435)                (696)             2,269
                                                              --------------      ---------------       ------------
Comprehensive income (loss)                                        $ (1,292)             $ 7,245           $ 15,670
                                                              ==============      ===============       ============

                 See notes to consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
            Consolidated Statement of Changes in Stockholders' Equity
                 (in thousands except share and per share data)

                                                                                                       Accumulated
                                                                                                         Other
                                                                                                      Comprehensive
                                                                                                         Income:
                                            Common Stock                                                 Minimum
                                      -----------------------  Additional                                Pension         Total
                                       Number of                Paid-in      Accumulated   Unearned      Liability    Stockholders'
                                         Shares      Amount     Capital        Deficit    Compensation   Adjustment      Equity
                                      -----------  ----------  -----------   -----------  ------------  -----------   ------------
Balance December 31, 1995              10,190,000      $ 102   $ 301,114     $ (83,549)    $(2,335)      $(2,269)      $ 213,063
Net income                                      -          -           -        13,401           -             -          13,401
Cash dividends, $0.20 per share                 -          -           -        (2,040)          -             -          (2,040)
Minimum pension liability adjustment            -          -           -             -           -         2,269           2,269
Issuance of restricted stock               25,000          -         420             -        (420)            -               -
Forfeiture of restricted stock            (17,500)         -        (245)            -         245             -               -
Amortization of unearned compensation           -          -           -             -         530             -             530
                                      -----------  ----------  -----------    ----------  -----------   ----------      ---------
Balance December 31, 1996              10,197,500        102     301,289       (72,188)     (1,980)            -         227,223
Net income                                      -          -           -         7,941           -             -           7,941
Cash dividends, $0.20 per share                 -          -           -        (2,328)          -             -          (2,328)
Minimum pension liability adjustment            -          -           -             -           -          (696)           (696)
Stock offering                          5,750,000         57      97,585             -           -             -          97,642
Issuance of restricted stock                2,500          -          47             -         (47)            -               -
Forfeiture of restricted stock            (22,500)         -        (399)            -         399             -               -
Amortization of unearned compensation           -          -           -             -         456             -             456
Exercise of stock options                   9,000          -         151             -           -             -             151
Stock awards                                5,000          -          84             -           -             -              84
                                      -----------  ----------  -----------     ---------  -----------   ----------      ---------
Balance December 31, 1997              15,941,500        159     398,757       (66,575)     (1,172)         (696)        330,473
Net income                                      -          -           -           143           -             -             143
Cash dividends, $0.20 per share                 -          -           -        (3,189)          -             -          (3,189)
Minimum pension liability adjustment            -          -           -             -           -        (1,435)         (1,435)
Forfeiture of restricted stock             (2,500)         -         (35)            -          35             -               -
Amortization of unearned compensation           -          -           -             -         465             -             465
Stock awards                                5,000          -          72             -           -             -              72
                                      -----------  ----------  -----------     ---------   -----------  ----------      ---------
Balance December 31, 1998              15,944,000      $ 159    $ 398,794     $(69,621)     $ (672)      $(2,131)      $ 326,529
                                      ===========  ==========  ===========     =========   ===========  ==========      =========

                 See notes to consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
                      Consolidated Statement of Cash Flows
                                 (in thousands)

                                                                                                Year ended December 31,
                                                                                  --------------------------------------------------
                                                                                     1998               1997               1996
                                                                                  ------------      -------------       ------------
Cash flows from operating activities:
   Net income                                                                         $   143            $ 7,941            $13,401
   Adjustments to reconcile net income to net cash provided by operations:
        Depreciation and amortization                                                  34,728             34,710             22,452
        Extraordinary loss on early extinguishment of debt                                  -              1,495              1,505
        Loss on disposal of property, plant and equipment                               1,453              1,271                  -
        Issuance of common stock in connection with stock awards                           72                 84                  -
        Proceeds from the initial sale of accounts receivable                               -            150,000                  -
        Changes in assets and liabilities:
             Decrease (increase) in accounts receivable, net                              127            (46,650)            12,636
             (Increase) decrease in inventories                                        (3,335)             2,278             (1,563)
             Decrease in prepayments and other current assets                          19,740              6,970              7,819
             Decrease (increase) in other noncurrent assets                               398                201             (1,425)
             (Decrease) in accounts payable                                           (13,637)           (14,459)            (3,248)
             Increase (decrease) in accrued liabilities                                 3,965             (9,183)            (1,972)
             Increase (decrease) in other liabilities                                   2,931                 13             (7,570)
                                                                                  ------------      -------------       ------------
                 Net cash provided by operating activities                             46,585            134,671             42,035
                                                                                  ------------      -------------       ------------
Cash flows from investing activities:
   Net cash and cash equivalents (outflow) from acquisition                                 -             (2,894)          (280,921)
   Debt issuance costs                                                                      -                  -             (9,921)
   Purchases of property, plant and equipment                                         (33,650)           (21,736)           (14,841)
   Proceeds from sale of property, plant and equipment                                     32                 28                314
                                                                                  ------------      -------------       ------------
        Net cash (used in) investing activities                                       (33,618)           (24,602)          (305,369)
                                                                                  ------------      -------------       ------------
Cash flows from financing activities:
   (Decrease) increase in outstanding checks in excess of deposits                     (9,122)             9,122                  -
   Proceeds from short-term borrowings                                                      -                  -             21,000
   Repayments of short-term borrowings                                                      -                  -            (25,000)
   Proceeds from long-term debt                                                        45,150            294,950            343,500
   Repayments of long-term debt                                                       (45,800)          (511,550)           (74,847)
   Proceeds from issuance of common stock                                                   -             97,793                   -
   Cash dividends paid                                                                 (3,189)            (2,328)            (2,040)
                                                                                  ------------       -------------       -----------
        Net cash (used in) provided by financing activities                           (12,961)          (112,013)           262,613
                                                                                  ------------       -------------       -----------
Net increase (decrease) in cash and cash equivalents                                        6             (1,944)              (721)
Cash and cash equivalents at beginning of period                                            -              1,944              2,665
                                                                                  ------------       -------------       -----------
Cash and cash equivalents at end of period                                                $ 6                $ -           $  1,944
                                                                                  ============       =============       ===========
Supplemental disclosures:
    Interest paid                                                                    $ 22,385           $ 27,046            $ 3,571
    Income taxes paid (refund received)                                                   (10)            (1,407)             1,558

                 See notes to consolidated financial statements.

                         COMMONWEALTH INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies Commonwealth Industries, Inc. (the "Company") operates principally in the United States in two business segments. The aluminum segment manufactures aluminum sheet for distributors and the transportation, construction, and consumer durables end-use markets. The electrical conduit segment manufactures flexible electrical wiring products for the commercial and do-it-yourself markets.

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

Concentrations of Credit Risk
Futures contracts, options, cash investments and accounts receivable potentially subject the Company to concentrations of credit risk. The Company places its cash investments with high credit quality institutions. At times, such cash investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Credit risk with respect to accounts receivable exists related to concentrations of sales to aluminum distributors, who in turn resell the Company's aluminum products to end-use markets, including the consumer durables, building and construction and transportation markets. Concentrations of credit risk with respect to accounts receivable from the sale of electrical products are limited due to the large customer base, and their dispersion across many different geographical areas. During 1996, sales to one major customer amounted to 11.0% of the Company's net sales. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral to support customer receivables.

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

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over forty years. Accumulated amortization was $10.2 million and $5.7 million at December 31, 1998 and 1997, respectively.

In the event that facts and circumstances indicate that the carrying amount of an asset or group of assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the assets' carrying amount to determine if a write-down to fair value or discounted cash flow value is required.

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

3.  Accounts Receivable Securitization
On September 26, 1997, the Company sold all of its trade accounts receivables to a 100% owned subsidiary, Commonwealth Financing Corp. ("CFC"). Simultaneously, CFC entered into a three-year accounts receivable securitization facility with a financial institution and its affiliate whereby CFC can sell, on a revolving basis, an undivided interest in certain of its receivables and receive up to $150.0 million from an unrelated third party purchaser at a cost of funds linked to commercial paper rates plus a charge for administrative and credit support services. At December 31, 1998 and 1997, the Company had outstanding under the agreement $120.2 million and $150.0 million, respectively, and had $15.9 million and $39.7 million, respectively, of net residual interest in the securitized receivables which is included in other current assets in the Company's consolidated financial statements.

The Company maintains an allowance for uncollectible accounts based upon the expected collectibility of all consolidated trade accounts receivable, including receivables sold by CFC. The allowance was $2.5 million and $2.3 million at December 31, 1998 and 1997, respectively, and is netted against the net residual interest in the securitized receivables which is included in other current assets in the Company's consolidated financial statements.

4.  Inventories
The Company  uses the  first-in,  first-out  (FIFO) and the  last-in,  first-out
(LIFO) methods for valuing its inventories. Inventories at December 31 consist of the following (in thousands):

                                                   1998            1997
                                                --------        --------
Raw materials                                    $34,908         $30,395
Work in process                                   74,960          76,286
Finished goods                                    49,079          53,395
Expendable parts an                               14,910          14,884
                                                --------        --------
                                                 173,857         174,960
LIFO reserve                                       3,659          (3,327)
                                                --------        --------
                                                 177,516         171,633
Lower of cost or market reserve                   (2,548)              -
                                                --------        --------
                                                $174,968        $171,633
                                                ========        ========

Inventories of approximately $33.6 million and $35.4 million, included in the above totals (before the LIFO and lower of cost or market reserve) at December 31, 1998 and 1997, respectively, are accounted for under the LIFO method of accounting.

During 1997, LIFO inventory quantities were reduced, resulting in a partial liquidation of the LIFO bases, the effect of which increased net income by approximately $0.7 million.

5.  Property, Plant and Equipment
Property, plant and equipment and the related accumulated depreciation at December 31 consist of the following (in thousands):

                                                     1998            1997
                                                  --------        --------
Land and improvements                             $ 20,704        $ 20,686
Buildings and improvement                           67,100          62,764
Machinery and equipment                            419,313         408,517
Construction in progress                            33,273          19,770
                                                  --------        --------
                                                   540,390         511,737
Less accumulated depreciation                      270,553         245,445
                                                  --------        --------
Net property, plant and equipment                 $269,837        $266,292
                                                  ========        ========

Depreciation expense was $28.6 million, $28.2 million and $20.0 million for the years ended 1998, 1997 and 1996, respectively.

6.  Financial Instruments
Market and credit risk is managed by the Company through an active risk management program. This program focuses on inventory, purchase commitments and committed and anticipated sales. The Company utilizes futures contracts and options to protect against exposures to price risk in the aluminum market. The Company is exposed to losses in the event of non-performance by the counterparties to these agreements; however, the Company does not anticipate non-performance by the counterparties. Prior to conducting business with a potential customer, credit checks are performed on the customer to determine creditworthiness and assess credit risk. In addition, an indirect credit exposure review is performed on all customers. Trading partners (brokers) are evaluated for creditworthiness and risk assessment prior to initiating trading activities with the brokers, however, the Company does not require collateral to support broker transactions. All brokers trading on the London Metal Exchange with U.S. clients are regulated by the Commodities Trading and Futures Commission, which requires the brokers to be fully insured against unrealized losses owed to clients. At December 31, 1998, credit lines totaling $49 million were available at various brokerages used by the Company.

Gains, losses and premiums on futures contracts and options which effectively hedge exposures are deferred and included in income as a component of the underlying sales transaction. The Company had deferred realized losses of $2.2 million and $1.5 million as of December 31, 1998 and 1997, respectively on closed futures contracts and options. Deferred realized losses are recorded as an increase in the carrying value of inventory and deferred realized gains are recorded as a reduction in the carrying value of inventory.

At December 31, 1998, the Company held purchase and sales commitments through 1999 totaling $47 million and $292 million, respectively. At December 31, 1998 and 1997, the Company's position with respect to open aluminum futures contracts and options was as follows (in millions):


                                               Fair         Net Unrealized
                                              Value          (Loss) Gain
                                             ------         --------------
       December 31, 1998                     $100.4            $ (5.6)
       December 31, 1997                      123.9               0.3


Net unrealized gains and losses on open futures and option contracts are recorded in the consolidated balance sheet as accrued liabilities and prepayments and other current assets, respectively. The net unrealized loss of $5.6 million and net unrealized gain of $0.3 million at December 31, 1998 and 1997, respectively, consists of unrealized gains due from brokers of $4.1 million and $0.6 million, respectively, and unrealized losses due to brokers of $9.7 million and $0.3 million, respectively. Futures contracts and options are valued at the closing price on the last business day of the year.

7.  Long-term Debt
Long-term debt of the Company at December 31 consisted of the following (in thousands):

                                                  1998             1997
                                               --------         --------
Senior subordinated notes                      $125,000         $125,000
Revolving credit facility                            --              650
                                               --------         --------
                                                125,000          125,650
Less current maturities                              --               --
                                               --------         --------
                                               $125,000         $125,650
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

Borrowings under the credit agreement bear interest at a variable base rate per annum plus up to an additional 1.75% depending on the results of a quarterly financial test as defined in the agreement. In addition, the Company must pay to the lenders under the credit agreement, a quarterly commitment fee ranging from 0.425% to 0.500%. The blended interest rate on outstanding borrowings under the revolving credit facility was 8.50% at December 31, 1997.

The Company must pay a fee ranging from 0.325% to 0.750% per annum on the carrying amount of each outstanding letter of credit. At December 31, 1998 and 1997, letters of credit totaling $0.7 million were outstanding under the revolving credit facility.

The credit agreement includes covenants which, among others, relate to leverage, interest coverage, fixed charges, capital expenditures and the payment of dividends.

The Company uses interest rate swaps to effectively convert a portion of its variable interest rates relating to the Company's revolving credit facility and accounts receivable securitization facility to fixed interest rates. At December 31, 1998, the Company had interest rate swap agreements in place covering approximately $53 million of the Company's exposure to variable interest rates. The fair value of these interest rate swap agreements at December 31, 1998 was a liability of $x.x million. The fixed interest rates range from 5.9% to 7.0%. The counterparties to interest rate contracts are major commercial banks and management believes that losses related to credit risk is remote.

At December 31, 1997, the interest rates on all amounts outstanding under the credit agreement were scheduled to adjust in three months or less. Accordingly, the carrying value of all amounts outstanding under the credit agreement approximates fair value at December 31, 1997. Based on estimated market values at December 31, 1998 and 1997, the fair value of the senior subordinated notes was approximately $123 million and $131 million, respectively.

Future aggregate maturities of long-term debt at December 31, 1998 are as follows (in thousands):

1999                                                        $   --
2000                                                            --
2001                                                            --
2002                                                            --
2003                                                            --
Thereafter                                                 125,000
                                                          --------
     Total                                                $125,000
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

9.  Pension Plans
The Company has two defined benefit pension plans covering certain salaried and non-salaried employees. The plan benefits are based primarily on years of service and employees' compensation during employment for all employees not covered under a collective bargaining agreement and; on stated amounts based on job grade and years of service prior to retirement for non-salaried employees covered under a collective bargaining agreement. The plans' assets consist primarily of equity securities, guaranteed investment contracts and fixed income pooled accounts.

The financial status of the plans at December 31 is as follows (in thousands):

                                                    1998          1997
                                                  -------       --------
Change in benefit obligation:
Benefit obligation at beginning of year           $77,814        $76,727
    Service cost                                    2,508          2,221
    Interest cost                                   5,629          5,719
    Actuarial loss (gain)                           4,892         (3,358)
    Benefits paid                                  (5,722)        (3,495)
                                                  -------        -------
Benefit obligation at end of year                  85,121         77,814
                                                  -------        -------

Change in plan assets:
Fair value of plan assets at beginning of year     70,530         64,083
    Actual return on plan assets                    7,571          9,691
    Employer contribution                              --            251
    Benefits paid                                  (5,722)        (3,495)
                                                  -------        -------
Fair value of plan assets at end of year           72,379         70,530
                                                  -------        -------

Funded status                                     (12,742)        (7,284)
Unrecognized net actuarial loss                     6,018          2,290
Unrecognized prior service cost                    (4,445)        (4,703)
                                                  -------        -------
    Net amount recognized                        $(11,169)       $(9,697)
                                                  =======        =======

Amounts recognized in the consolidated balance sheet consist of:
    Prepaid (accrued) pension cost               $(15,930)      $(13,368)
    Intangible asset                                2,630          2,975
    Accumulated other comprehensive income          2,131            696
                                                  -------        -------
Net amount recognized                            $(11,169)       $(9,697)
                                                  =======        =======

The liabilities as of December 31, 1998 and 1997 disclosed above reflect the change in the defined benefit plan covering the salaried employees to a cash balance formula effective January 1, 1998. In addition, reflected in the Company's consolidated balance sheet is an additional minimum liability relative to its underfunded plan in the amount of $4.8 million and $3.7 million at December 31, 1998 and 1997, respectively. A corresponding amount is recorded as an intangible asset to the extent it does not exceed unrecognized prior service cost, while the excess in 1998 and 1997 was charged to stockholders' equity.

The weighted average assumptions and components of net pension expense for the years ended December 31 are as follows (in thousands):

                                               1998         1997         1996
                                               ----         ----         ----
Weighted average assumptions:
    Discount rate                              7.00%        7.25%        7.75%
    Expected return on plan assets             9.25         9.25         9.25
    Rate of compensation increase              4.50         4.50         4.50

Components of net pension expense:
    Service cost                             $2,508       $2,221       $2,378
    Interest cost                             5,629        5,719        5,514
    Actual return on plan assets             (7,571)      (9,691)      (5,699)
    Net amortization and deferral               944        4,016        1,102
                                             ------       ------       ------
          Net pension expense                $1,510       $2,265       $3,295
                                             ======       ======       ======

The Company's policy for these plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act of 1974.

The Company also contributes to a union sponsored defined benefit multi-employer pension plan for certain of its non-salaried employees. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendment Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans in the event of the employers' withdrawal from such a plan or upon a termination of such a plan. Management does not intend to take any action that would subject the Company to any such liabilities. The Company's contributions to the multi-employer pension plan were approximately $0.2 million for both 1998 and 1997.

In addition to the defined benefit pension plans described above, the Company also sponsors defined contribution plans covering certain employees. In one of the plans, the Company matches 25% to 50% of a participant's voluntary contributions (depending on the respective plant's annual earnings performance) up to a maximum of 6% of a participant's compensation. In the other plan, the Company matches 100% of the first 3% of a participant's voluntary contributions to the plan. The Company's contributions to the plans were approximately $1.4 million, $1.9 million and $1.3 million for 1998, 1997 and 1996, respectively.

10.  Postretirement Benefits Other Than Pensions
The Company provides postretirement health care and life insurance benefits to certain employees. The Company accrues the cost of postretirement benefits within the employees' active service periods. Effective January 1, 1994, the Company limited the extent of its liability for future increases in medical costs. When the average annual per retiree claim cost exceeds two times the 1993 per retiree claim cost, the employer contribution will be increased each year only for general inflation, regardless of the actual increase in the cost of providing medical benefits. Based on current medical trend assumptions, per retiree medical claims will reach two times the 1993 level in the year 2000.
Certain changes were made to the plan as a result of a new labor agreement completed in September 1998 relating to the Company's Lewisport, Kentucky rolling mill. The changes require employees who retire to pay a portion of medical premiums under the plan based upon length of service and also discontinues medical coverage upon the employees being eligible for Medicare benefits. The plan changes reduced the accumulated postretirement benefit obligation by $14.1 million, which will be amortized over the average remaining service lives of the Company's active employees and has the effect of reducing net periodic postretirement benefits cost.

The financial status of the plan at December 31, 1998 and 1997 is as follows (in thousands):

                                                        1998          1997
                                                      -------        -------
Change in benefit obligation:
Benefit obligation at beginning of year               $69,030        $61,244
    Service cost                                        1,827          1,934
    Interest cost                                       4,439          4,529
    Amendments                                        (14,073)            --
    Actuarial (gain) loss                              (2,854)         3,341
    Benefits paid                                      (1,915)        (2,018)
                                                      -------        -------
Benefit obligation at end of year                      56,454         69,030
                                                      -------        -------

Change in plan assets:
Fair value of plan assets at beginning of year             --             --
    Actual return on plan assets                           --             --
    Employer contribution                               1,915          2,018
    Benefits paid                                      (1,915)        (2,018)
                                                      -------        -------
Fair value of plan assets at end of year                   --             --
                                                      -------        -------

Funded status                                         (56,454)       (69,030)
Unrecognized net actuarial gain                       (11,931)        (9,490)
Unrecognized prior service cost                       (18,319)        (5,564)
                                                      -------        -------
    Prepaid (accrued) postretirement benefit cost    $(86,704)      $(84,084)
                                                      =======        =======

The weighted average assumptions and components of net postretirement benefit expense for the years ended December 31 are as follows (in thousands):

                                               1998         1997         1996
                                               ----         ----         ----
Weighted average assumptions:
    Discount rate                              7.00%        7.25%        7.75%

Components of net postretirement benefit expense:
    Service cost                             $1,827       $1,934       $1,890
    Interest cost                             4,439        4,529        4,390
    Amortization of prior service cost       (1,318)        (927)        (927)
    Recognized net actuarial loss              (413)        (658)        (524)
                                             ------       ------       ------
          Net postretirement benefit expense $4,535       $4,878       $4,829
                                             ======       ======       ======

For measurement purposes, a 7.5% annual health care cost trend rate was assumed for 1998. The rate was assumed to decrease by 1.0% per year to an ultimate rate of 4.5% in 2001 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. If the health care cost trend rate assumptions were increased by 1%, the postretirement benefit obligation as of December 31, 1998 and the combined service and interest cost components of postretirement benefit expense for the year then ended would be increased by approximately $7.1 million and $1.0 million, respectively, and if the health care cost trend rate assumptions were decreased by 1%, the postretirement benefit obligation as of December 31, 1998 and the combined service and interest cost components of postretirement benefit expense for the year then ended would be decreased by approximately $5.9 million and $0.8 million, respectively.

11.  Income Taxes
The components of income tax expense (benefit) for the years ended December 31 are as follows (in thousands):

                                               1998        1997        1996
                                               ----        ----        ----
Current:
                         Federal           $ (1,093)       $ 606    $(6,079)
                         State and Local        515        1,816        786
                                             ------       ------     ------
                                               (578)       2,422     (5,293)
Deferred:
                         Federal                 --          --          --
                         State and Local         --          --          --
                                             ------       ------     ------
                                              $(578)      $2,422    $(5,293)
                                             ======       ======     ======


Deferred tax assets and liabilities at December 31 are as follows (in thousands):


                                                            1998                           1997
                                                            ----                           ----
                                                     Assets       Liabilities       Assets       Liabilities
                                                    ---------     -----------      ---------     -----------
Inventory                                             $ 2,460           $  --        $ 1,429           $  --
Property, plant and equipment                              --          55,171             --          55,835
Accrued and other liabilities                           8,217              --          9,268              --
Accrued pension costs                                   6,029              --          5,447              --
Accrued postretirement costs                           34,682              --         33,634              --
Net operating loss carryforwards                       32,576              --         37,341              --
AMT credit carryforwards                                5,847              --          7,494              --
Other                                                     425              --            803              --
                                                     --------         -------       --------         -------
           Totals                                    $ 90,236         $55,171       $ 95,416         $55,835
                                                     --------         -------       --------         -------
Net deferred tax asset                                 35,065              --         39,581              --
Valuation allowance                                   (35,065)             --        (39,581)             --
                                                     --------         -------       --------         -------
           Net deferred taxes                          $   --           $  --         $   --           $  --
                                                     ========         =======       ========         =======

The Company has determined that at December 31, 1998 and 1997, its ability to realize future benefits of net deferred tax assets does not meet the "more likely than not" criteria in SFAS No.109, "Accounting for Income Taxes".

At December 31, 1998, the Company had net operating loss ("NOL") carryforwards for federal tax purposes of approximately $81 million, which expire in various amounts through 2008 and approximately $5.8 million in alternative minimum tax ("AMT") credit carryforwards which do not expire. As a result of the Company's initial public offering during 1995, the Company experienced an "ownership change" within the meaning of Section 382 of the Internal Revenue Code. Consequently, the Company is subject to an annual limitation on the amount of net operating loss carryforwards that can be used to offset taxable income. The annual limitation is $9.6 million plus certain gains included in taxable income which are attributable to the Company prior to the ownership change.

Reconciliation of the federal statutory rate and the effective income tax rate is as follows:


                                                               1998        1997        1996
                                                               ----        ----        ----
Federal statutory rate                                           35.0%       35.0%      35.0%
Utilization of NOL and AMT credit carryforwards                 225.8       (40.0)     (68.9)
Nondeductible goodwill and other permanent differences         (413.5)       15.2        1.0
Adjustment of prior year accrual                                   --          --      (34.8)
State income taxes, net of federal income tax benefit           (77.0)        9.9        5.1
Alternative minimum tax                                            --         5.2        6.8
Foreign sales corporation benefits                               21.8          --         --
Refund of income taxes attributed to previously
   accrued securities valuation reserves                        340.7        (2.3)        --
Other items                                                        --        (2.0)      (0.1)
                                                                -----        -----    ------
          Effective income tax rate                             132.8%       21.0%     (55.9)%
                                                                ======       =====    =======

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

Future regulations, under the Clean Air Act and otherwise, are expected to impose stricter emission requirements on the aluminum industry. While the Company believes that current pollution control measures at most of the emission sources at its facilities will meet these anticipated future requirements, additional measures at some of the Company's facilities may be required.

The Company has been named as a potentially responsible party at six federal superfund sites and is conducting closure activities at two of the sites for past waste disposal activity associated with closed recycling facilities. A trust fund exists to fund the activity at one of the sites undergoing closure and was established through contributions from two other parties in exchange for indemnification from further liability. The Company is reimbursed from the trust fund as approved closure expenditures are incurred at the site. The balance remaining in the trust fund at December 31, 1998 was $0.8 million. In determining the adequacy of the Company's aggregate environmental contingency accrual, the assets of the trust fund were taken into account. At the four other federal superfund sites, the Company is a minor contributor and expects to resolve its liability for a nominal amount. The Company is under orders by agencies in three states for environmental remediation at sites, two of which are currently operating and two of which have been closed. Based upon currently available information, the Company estimates the range of possible remaining expenditures with respect to the above matters is between $9 million and $13 million.

The Company acquired its Lewisport, Kentucky ("Lewisport") rolling mill and an aluminum smelter at Goldendale, Washington ("Goldendale"), from Lockheed Martin in 1985. In connection with the transaction, Lockheed Martin indemnified the Company against expenses relating to environmental matters arising during the period of Lockheed Martin's ownership of those facilities.

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

The Company has been named as a potentially responsible party at three third-party disposal sites relating to Lockheed Martin operations, for which Lockheed Martin has assumed responsibility.

The Company's aggregate loss contingency accrual for environmental matters was $9.9 million and $10.7 million at December 31, 1998 and 1997, respectively. Of the total reserve, $2.0 million and $2.5 million is included in "accrued liabilities" in the Company's consolidated balance sheets at December 31, 1998 and 1997, respectively, and $7.9 million and $8.2 million is included in "other long-term liabilities" at December 31, 1998 and 1997, respectively.

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

The Company has incurred and will continue to incur capital and operating expenditures for matters relating to environmental control and monitoring. Capital expenditures of the Company for environmental control and monitoring for 1998 and 1997 were $2.1 million and $2.3 million, respectively. All other environmental expenditures of the Company, including remediation expenditures, for 1998, 1997 and 1996 were $1.0 million, $3.1 million and $1.5 million, respectively.

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

13.  Stock Incentives
The Company has stock incentive plans covering certain officers, key employees and directors. The plans provide for the grant of options to purchase common stock, the award of shares of restricted common stock and in the case of non-employee directors, the award of shares of common stock. The total number of shares available under the plans is 1,200,000.

The following summarizes activity under the plans for the years 1996, 1997 and 1998:

                                                             Options                         Restricted Stock
                                         --------------------------------------------------  -----------------
                                                          Range of         Weighted Average
                                          Shares        Exercise Prices     Exercise Price            Shares
                                         ----------    -----------------  -----------------      -------------
Outstanding December 31, 1995                69,500               $14.00             $14.00            190,000
   Granted                                  130,500     $15.50 to $16.88             $16.71             25,000
   Exercised                                     --                   --                 --                 --
   Forfeited                                 (4,000)              $14.00             $14.00            (17,500)
                                            -------                                                   --------
Outstanding December 31, 1996               196,000     $14.00 to $16.88             $15.80            197,500
   Granted                                  203,500     $15.38 to $20.00             $15.55              2,500
   Exercised                                 (9,000)    $14.00 to $16.75             $15.60                 --
   Forfeited                                (45,500)    $14.00 to $16.75             $15.60            (22,500)
   Stock no longer restricted                    --                   --                 --             (7,500)
                                            -------                                                    -------
Outstanding December 31, 1997               345,000     $14.00 to $20.00             $15.68            170,000
   Granted                                  231,500      $8.25 to $16.00             $14.40                 --
   Exercised                                     --                   --                 --                 --
   Forfeited                                 (8,500)    $14.00 to $16.75             $14.99             (2,500)
                                            -------                                                    -------
Outstanding December 31, 1998               568,000      $8.25 to $20.00             $15.17            167,500
                                            =======                                                    =======
   (Weighted average contractual
     life of 8.0 years)

Exercisable Options:
   December 31, 1996                          5,500               $14.00             $14.00
   December 31, 1997                         11,000     $14.00 to $15.50             $14.75
   December 31, 1998                         71,500     $14.00 to $15.50             $14.24

The following table summarizes information about stock options outstanding at December 31, 1998:


                                               Options                                    Options
                                             Outstanding                                Exercisable
                       --------------------------------------------------   ---------------------------------
                                             Weighted
                                             Average          Weighted                          Weighted
      Range of              Number         Contractual        Average           Number          Average
  Exercise Prices        Outstanding           Life        Exercise Price    Exercisable     Exercise Price
--------------------   -----------------   -------------   --------------    -------------   ---------------
     $8.25 to $14.00              64,500       6.5 years            $13.55          59,500            $14.00
    $14.01 to $20.00             503,500       8.2 years            $15.38          12,000            $15.43
                                 -------                                            ------
     $8.25 to $20.00             568,000       8.0 years            $15.17          71,500            $14.24
                                 =======                                            ======

The options are issued at the fair value of the underlying stock on the date of grant and become exercisable three years from the grant date for employees and one year from the grant date for non-employee directors. The options expire ten years after the date of grant. The restricted stock, principally issued in connection with the Company's initial public offering in 1995, vests five years from the date of award. The weighted-average fair value of options granted in 1998, 1997 and 1996 was $6.23, $6.11 and $4.24 per share, respectively. Fair value estimates were determined using the Black-Scholes option pricing model with the following weighted average asumptions for 1998, 1997 and 1996:

                                          1998           1997          1996
                                          ----           ----          ----
Risk-free interest rate                   5.67%         6.22%         6.50%
Dividend yield                            1.40%         1.29%         1.19%
Volatility factor                           47%           39%           15%
Expected term of options (in years)          5             5             5

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company follows the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plans, and accordingly, no compensation expense has been recognized for options and stock issued under the plans. Had compensation expense been determined based on the fair value of the stock options at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and basic and diluted net income per share would have been reduced for 1998, 1997 and 1996 to the pro forma amounts which follow:

                                                 1998      1997      1996
                                                 ----      ----      ----
Net income (loss)
    As reported                                  $143     $7,941    $13,401
    Pro forma                                   $(442)    $7,592    $13,276
Basic and diluted net income (loss) per share
    As reported                                 $0.01      $0.68      $1.32
    Pro forma                                  $(0.03)     $0.65      $1.30


14.  Net Income Per Share Computations
The following is a reconciliation of the numerator and denominator of the basic and diluted per share computations:


                                                                               1998        1997        1996
                                                                              ------     -------     -------
Income (numerator) amounts used for basic and diluted per share computations:
     Income (loss) before extraordinary loss                                   $ 143      $9,122     $14,756
     Extraordinary loss, net of income tax benefit                                --      (1,181)     (1,355)
                                                                              ------     -------     -------
     Net income (loss)                                                         $ 143      $7,941     $13,401
                                                                              ======      ======     =======

Shares (denominator) used for basic per share computations:
     Weighted average shares of common stock outstanding                      15,944      11,687      10,197
                                                                              ======      ======      ======

Shares (denominator) used for diluted per share computations:
     Weighted average shares of common stock outstanding                      15,944      11,687      10,197
     Plus: dilutive effect of stock options                                        3          36           6
                                                                              ------      ------      ------
           Adjusted weighted average shares                                   15,947      11,723      10,203
                                                                              ======      ======      ======

Basic and diluted per share data:
    Income (loss) before extraordinary loss                                    $0.01       $0.78       $1.45
    Extraordinary loss                                                            --       (0.10)      (0.13)
                                                                               -----       -----       -----
    Net income (loss)                                                          $0.01       $0.68       $1.32
                                                                               =====       =====       =====

Options to purchase 563,000, 8,000 and 125,000 common shares for the years ended December 31, 1998, 1997 and 1996, respectively, were excluded from the calculations above because the exercise prices on the options were greater than the average market price for the periods.

15.  Lease Commitments
Certain property, plant and equipment are leased under noncancelable leases which provide for minimum rental payments as follows (in thousands):

1999                                                               $2,515
2000                                                                2,389
2001                                                                1,883
2002                                                                1,551
2003                                                                1,511
2004-2006                                                             919

Rental expense under cancelable and noncancelable leases for 1998, 1997 and 1996 was $3.2 million, $3.0 million and $1.2 million, respectively.

16. Selected Quarterly Financial Data (unaudited) All amounts are in thousands except net income per share.

                                                                            Quarter
                                                             ---------------------------------------------
                                                                1st        2nd         3rd          4th
                                                             --------    --------    --------    ---------
1998
----
Net sales                                                    $248,927    $258,346    $231,348     $229,328
Gross profit                                                   18,441      13,786      15,958       21,270
Net income (loss)                                               2,794      (2,643)     (2,139)       2,131
Basic and diluted net income (loss) per share                    0.18       (0.17)      (0.13)        0.13

1997
----
Net sales                                                    $272,191    $287,240    $271,142     $260,204
Gross profit                                                   24,046      24,247      21,155       18,595
Income before extraordinary loss                                2,168       4,163       1,590        1,201
Net income                                                      2,168       4,163         409        1,201
Basic and diluted per share data:
    Income before extraordinary loss                             0.21        0.41        0.15         0.08
    Net income                                                   0.21        0.41        0.04         0.08


 17.  Information Concerning Business Segments
The Company has adopted Statement of Financial Accounting Standards No.131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). Under SFAS No. 131, the Company has determined it has two reportable segments: aluminum and electrical conduit. The aluminum segment manufactures aluminum sheet for distributors and the transportation, construction, and consumer durables end-use markets. The electrical conduit segment manufactures flexible electrical wiring products for the commercial and do-it-yourself markets.

The accounting policies of the reportable segments are the same as those described in Note 1, "Basis of Presentation and Summary of Significant Accounting Policies". All intersegment sales prices are market based. The Company evaluates the performance of its operating segments based upon operating income.

The Company's reportable segments are strategic business units that offer different products to different customer groups. They are managed separately because each business requires different technology and marketing strategies.

Summarized financial information concerning the Company's reportable segments is shown in the following table for the years 1998 and 1997. The "Other" column includes corporate related items, including elimination of intersegment transactions, and as it relates to segment operating income, income and expense not allocated to reportable segments. The Company has determined that it is impracticable to disclose this data for the year 1996.


                                                                       Electrical
                                                          Aluminum      Conduit        Other        Total
                                                          ----------   -----------   ---------     ----------
1998
----
Net sales to external customers                              $846,696     $121,253          $--      $967,949
Intersegment net sales                                         26,267           --      (26,267)           --
Operating income                                               16,853       12,885       (8,317)       21,421
Depreciation and amortization                                  31,151        3,113          464        34,728
Total assets                                                  546,891      101,356          152       648,399
Capital expenditures                                           27,985        5,665           --        33,650

1997
----
Net sales to external customers                              $964,012     $126,765          $--    $1,090,777
Intersegment net sales                                         26,230           --      (26,230)           --
Operating income                                               29,293       19,081       (6,781)       41,593
Depreciation and amortization                                  31,228        3,026          456        34,710
Total assets                                                  576,677       94,214       (3,470)      667,421
Capital expenditures                                           19,936        1,800           --        21,736


                          Commonwealth Industries, Inc.
                         Report of Independent Auditors

Board of Directors and Stockholders
Commonwealth Industries, Inc.

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Commonwealth Industries, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky
January 22, 1999