Form 10-K, Exhibit 13
period 1999-12-31
COMMONWEALTH INDUSTRIES INC/DE/
filed 2000-03-24
CIK 934747

Exhibit 13
                                                                   ----------
Portions of the annual report to stockholders for the year ended December 31, 1999 which are expressly incorporated by reference in this filing follow. Such items are proceeded by an index which shows the location in this Annual Report on Form 10-K where such items are incorporated by reference and the location of the item in the annual report to stockholders for the year ended December 31, 1999.


                                          INDEX

Reference   Incorporation                                          Page number
letter in   location in                                            in annual
this        this                                                   report to
Exhibit     Form 10-K          Description of Item                 stockholders
-------     --------------     ------------------------------      ------------
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

            Part II, item 8    Notes to Consolidated                   pages 21
                                  Financial Statements                 thru 41

            Part II, item 8    Report of Independent Auditors          page 42

The items follow:

                                                     Exhibit 13 item (A)
                                                     -------------------

                          COMMONWEALTH INDUSTRIES, INC.
                      Consolidated Selected Financial Data
                      (in thousands except per share data)

                                                                           Year ended December 31,
                                   -----------------------------------------------------------------------------------------------
                                         1999                1998                 1997                 1996                1995
                                   --------------      --------------       --------------       -------------       -------------
Statement of Income Data:
Net sales                             $ 1,045,916           $ 967,949           $1,090,777           $ 739,218           $ 671,501
Gross profit                               86,865              69,455               88,043              49,312              64,750
Operating income                           28,440              21,421               41,593              19,262              42,240
Income before extraordinary loss           11,011                 143                9,122              14,756              33,787
Net income (1)                             11,011                 143                7,941              13,401              33,787

Net income per share data (1):
  Basic
    Income before extraordinary loss       $ 0.68              $ 0.01               $ 0.78              $ 1.45              $ 3.32
    Extraordinary loss                          -                   -                (0.10)              (0.13)                  -
                                   --------------      --------------       --------------       -------------       -------------
      Net income                           $ 0.68              $ 0.01               $ 0.68              $ 1.32              $ 3.32
                                   ==============      ==============       ==============       =============       =============

  Diluted
    Income before extraordinary loss       $ 0.68              $ 0.01               $ 0.78              $ 1.45              $ 3.31
    Extraordinary loss                          -                   -                (0.10)              (0.13)                  -
                                   --------------      --------------       --------------       -------------       -------------
      Net income                           $ 0.68              $ 0.01               $ 0.68              $ 1.32              $ 3.31
                                   ==============      ==============       ==============       =============       =============

  Cash dividends paid per share            $ 0.20              $ 0.20               $ 0.20              $ 0.20              $ 0.15

Operating Data:
Depreciation and amortization            $ 36,513            $ 34,728             $ 34,710            $ 22,452            $ 18,600
Capital expenditures                     $ 36,715            $ 33,650             $ 21,736            $ 14,841            $ 15,153
Commonwealth Aluminum business unit:
     Net sales                          $ 922,298           $ 846,696            $ 964,012           $ 704,400           $ 671,501
     Shipments (pounds)                 1,022,680             884,169              990,207             712,480             587,932
Alflex business unit:
     Net sales                          $ 123,618           $ 121,253            $ 126,765            $ 34,818
     Shipments (feet)                     576,205             517,380              521,711             136,936

Balance Sheet Data:
Working capital                         $ 123,067           $ 115,192            $ 112,924           $ 207,061           $ 153,292
Total assets                              706,322             648,399              667,421             794,582             420,684
Total debt                                125,000             125,000              125,650             342,250              48,375
Total stockholders' equity                336,676             326,529              330,473             227,223             213,063

(1) 1999 net income and net income per share were decreased by $12.1 million and $0.74 per share, respectively, due to the Company's change in its inventory accounting method from first-in, first-out (FIFO) method to the last-in, first-out (LIFO) method.

                                                     Exhibit 13 item (B)
                                                     -------------------

                          COMMONWEALTH INDUSTRIES, INC.
Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following is a discussion of the consolidated financial condition and results of operations of the Company for each of the years in the three-year period ended December 31, 1999, and certain factors that may affect the Company's prospective financial condition. This section should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 1999 and the notes thereto. The following discussion contains statements which are forward-looking rather than historical fact. These forward-looking statements are made pursuant to the safe harbor provisions of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act, as amended and involve risks and uncertainties that could render them materially different, including, but not limited to, the effect of global economic conditions, the impact of competitive products and pricing, product development and commercialization, availability and cost of critical raw materials, the rate of technological change, product demand and market acceptance risks, capacity and supply constraints or difficulties, the success of the Company in implementing its business strategy, and other risks as detailed in the Company's various Securities and Exchange Commission filings.

Overview
         The Company manufactures non-heat treat coiled aluminum sheet for distributors and the transportation, construction and consumer durables end use markets and electrical flexible conduit and prewired armored cable for the non-residential construction and renovation markets. The Company's principal raw materials are aluminum scrap, primary aluminum, copper and steel. Trends in the demand for aluminum sheet products in the United States and in the prices of aluminum primary metal, aluminum scrap and copper commodities affect the business of the Company. The Company's operating results also are affected by factors specific to the Company, such as the margins between selling prices for its products and its cost of raw material ("material margins") and its unit cost of converting raw material into its products ("conversion cost"). While changes in aluminum and copper prices can cause the Company's net sales to change significantly from period to period, net income is more directly impacted by fluctuations in material margins.
         Although the demand for aluminum sheet products is cyclical, over the longer term demand has continued to increase, reflecting general population and economic growth and the advantages of aluminum's light weight, high degree of formability, resistance to corrosion and recyclability.
         The price of aluminum metal affects the price of the Company's products and in the longer term can have an effect on the competitive position of aluminum in relation to alternative materials. The price of primary metal is determined largely by worldwide supply and demand conditions and is highly cyclical. The price of primary aluminum in world markets greatly influences the price of aluminum scrap, the Company's principal raw material. Significant movements in the price of primary aluminum can affect the Company's margins because aluminum sheet prices do not always move simultaneously nor necessarily to the same degree as the primary markets. The Company seeks to manage its material margins by focusing on higher margin products and by sourcing the scrap and primary metal markets in the most cost-effective manner, including the use of futures contracts and options to hedge anticipated raw material requirements based on firm-priced sales and purchase orders.
         During 1999, net sales of the Company's aluminum sheet products increased by 9% from the year 1998 and shipment volume increased 16% over 1998. The increased shipments were made possible by capital projects at the Company's Uhrichsville, Ohio rolling mill and productivity gains at the Company's Lewisport, Kentucky rolling mill. While overall demand for aluminum sheet products remained strong, material margins during 1999 declined from the fourth quarter of 1998 levels due to higher acquisition costs for scrap aluminum. The Company increased its maintenance spending in its aluminum operations during 1999, especially in the hot mill department, to support higher volumes, increase machine reliability, and increase the probability of excellent quality and service to the Company's customers.
         Demand for the Company's electrical conduit and cable products continued to be strong in 1999; however, the supply of these products has increased as a result of expansions of existing production by competitors, and the entry of new participants into the market. As a result, material margins for the Company's electrical conduit and cable products have come under pressure during 1999 and are below the levels achieved in 1998. Demand for the Company's armored cable products, in particular, continues to be strong. Value added products such as MC cable represented a higher ratio of Alflex's 1999 sales compared to 1998. Other factors which contributed to the lower material margins were the normal operational challenges associated with opening a new plant (the Company opened a new plant in Rocky Mount, North Carolina during the second quarter of 1999) and the disruptions caused by Hurricane Floyd. The new plant increased production capacity of electrical conduit and cable products by 50% and enhanced the Company's competitive position by placing that capacity closer to attractive markets along the eastern United States.
         Effective January 1, 1999, the Company changed its inventory accounting method for certain inventories from the first-in, first-out (FIFO) method to the last-in, first-out (LIFO) method and modified the LIFO calculation for the inventories historically recorded under the LIFO method. The Company believes the adoption of the LIFO method for all aluminum sheet inventories is preferable as LIFO is the inventory method most prevalent in the industry, provides a consistent inventory accounting method for aluminum sheet inventories, and results in more appropriate matching of cost of goods sold with related sales revenues.
         The effect of this change in accounting principle was to decrease net income reported for the twelve months ended December 31, 1999 by $12.1 million, or $0.74 per share. See note 3 to the consolidated financial statements for additional information.

Results of Operations for 1999, 1998 and 1997
         Net Sales. Net sales for 1999 increased 8% to $1.05 billion (including $123.6 million from the Company's Alflex electrical products subsidiary) from $967.9 million (including $121.3 million from Alflex) in 1998. The increase is due to higher shipments which was partially offset by lower aluminum and copper prices. Unit sales volume of aluminum products increased 16% to 1.02 billion pounds in 1999 from 884.2 million pounds in 1998. Alflex unit sales volume was
576.2 million feet for 1999 compared to 517.4 million feet for 1998.
         In 1998 net sales decreased 11% to $967.9 million (including $121.3 million from Alflex) from $1.09 billion (including $126.8 million from Alflex) in 1997. The decrease is due to reduced sales volume at the Lewisport mill which was partially offset by volume increases at the Company's other facilities. Unit sales volume of aluminum products decreased 11% to 884.2 million pounds in 1998 from 990.2 million pounds in 1997. Lower sales and shipment volume were caused by production problems primarily relating to higher internal rejection rates and lower production levels in anticipation of a possible work stoppage in connection with the expiration of the Company's collective bargaining agreement in July 1998 at the Company's Lewisport mill. Additionally 1998 sales volumes at the Company's continuous cast aluminum sheet operations were only slightly above 1997's level due to tighter inventory management by customers and unusually wet weather that reduced construction activity in various parts of the United States in the first half of 1998. Alflex unit sales volume was 517.4 million feet for 1998 compared to 521.7 million feet for 1997.
         Gross Profit. Gross profit increased 25% (to 8.3% of net sales) in 1999 after a 21% decrease (to 7.2% of net sales) in 1998. The 1999 increase was attributable to increased sales volume which more than offset the effect of lower unit sales prices and slightly lower material margins. The 1998 decrease was attributable to decreased sales volume due to the reasons outlined in the "net sales" section. The Company's unit manufacturing costs decreased compared to the same period in 1998 as a result of the higher volumes. For 1998 unit manufacturing costs increased compared to 1997 as a result of the lower volumes which more than offset any efficiencies due to mill optimization practices. Material margins which were higher in 1998 than in 1997 partially offset the impact of lower volumes.
         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 23.9% in 1999. Contributing to the increase were increases at Alflex associated with the infrastructure required to support the growth of this business segment, increased costs related to Year 2000 compliance, a new variable compensation plan, a new executive compensation plan related to the Company's executive stock purchase incentive program and additional office expenses due to renovation and expansion of office facilities. Selling, general and administrative expenses increased 3.8% in 1998. Contributing to the increase were increases at Alflex associated with the infrastructure required to support the growth of this business segment, costs incurred in acquisitions which did not materialize, expenses incurred at the Lewiport mill in anticipation of a possible strike and certain expenses relating to the Company's Year 2000 remediation effort. The realization of various operating synergies envisioned at the time of the CasTech acquisition continued to contribute to holding the 1998 increase down.
         Amortization of Goodwill. Amortization of goodwill, which relates to a previous acquisition, was $4.5 million in 1999, 1998 and 1997.
         Operating Income. Operating income increased by 33% in 1999 to $28.4 million, compared with a 1998 decrease of 48% to $21.4 million, in each case reflecting the factors mentioned above.
         Other Income (Expense), Net. Other income (expense), net in 1999 includes $1.9 million of income related to insurance claims filed for a fire that destroyed an inactive production facility. The Company had received $1.0 million of the total insurance proceeds as of December 31, 1999 with the remainder expected to be received during the first quarter of 2000.
         Interest Expense, Net. Interest expense in 1999 decreased 13% to $19.3 million from $22.2 million in 1998. The decrease in the Company's interest expense is primarily due to the reduction in amounts outstanding under the Company's accounts receivable securitization facility. Interest expense in 1998 decreased 27% to $22.2 million from $30.5 million in 1997. The 1998 decrease in the Company's interest expense was due to the reduction in borrowing resulting from the Company's September 1997 equity offering coupled with reduced interest rates due to the accounts receivable securitization facility also implemented in September 1997. Both transactions are described in the "Liquidity and Capital Resources" section which follows.
         Income Tax Expense (Benefit). Income tax expense (benefit) in 1999, 1998 and 1997 reflect the use of the Company's net operating loss ("NOL") carryforwards to offset taxable income for federal income tax purposes. At December 31, 1999, the Company had remaining available NOL carryforwards of approximately $71 million. These NOL carryforwards will expire in various amounts through 2008. The amount of taxable income that can be offset by NOL carryforwards arising prior to the initial public offering of the Company in March 1995 is subject to an annual limitation of approximately $9.6 million plus certain gains included in taxable income which are attributable to the Company prior to the initial public offering.
         The Company recognized an income tax expense of $1.0 million in 1999 compared to an income tax benefit of $0.6 million in 1998. The change is due to the increase in the Company's taxable income and a $1.5 million favorable adjustment recorded in the first quarter of 1998 to the prior year's tax expense. The adjustment resulted from the filing of amended federal income tax returns for prior years.
         Extraordinary Loss on Early Extinguishment of Debt. The Company recorded an extraordinary loss on the early extinguishment of debt in 1997 of $1.5 million ($1.2 million net of income tax benefit).
         Net Income. Net income for 1999 increased to $11.0 million from $0.1 million in 1998, after 1998 net income had decreased from $7.9 million reported in 1997, in each case reflecting the factors described above for each year.

Liquidity and Capital Resources
         The Company's sources of liquidity are cash flows from operations, the Company's accounts receivable securitization facility described below and borrowings under its $100 million revolving credit facility. The Company believes these sources will be sufficient to fund its working capital requirements, capital expenditures, debt service and dividend payments for at least through 2000.
         On September 29, 1997, the Company completed a common stock offering of
5.75 million shares at a public offering price of $18 per share. The net proceeds from the offering of approximately $97.7 million were used to repay the entire amount outstanding under the Company's term loan agreement, totaling $95.0 million, as well as $2.7 million outstanding under the Company's revolving credit facility.
         On September 26, 1997, the Company sold all of its trade accounts receivables to a 100% owned subsidiary, Commonwealth Financing Corp. ("CFC"). Simultaneously, CFC entered into a three-year accounts receivable securitization facility with a financial institution and its affiliate, whereby CFC sells, on a revolving basis, an undivided interest in certain of its receivables and receives up to $150.0 million from an unrelated third party purchaser at a cost of funds linked to commercial paper rates plus a charge for administrative and credit support services. At December 31, 1999, the Company had outstanding
$106.0 million under the agreement and had $39.9 million of net residual interest in the securitized receivables. The net residual interest in the securitized receivables is included in other current assets in the Company's consolidated financial statements.
         The Company's cash flows from operations in 1999, 1998 and 1997 were $38.8 million, $46.6 million and $134.7 million, respectively. The increase in cash flow from operations in 1997 was due primarily to the accounts receivable securitization. Working capital increased to $123.1 million at December 31, 1999 from $115.2 million at December 31, 1998. Working capital increased to $115.2 million at December 31, 1998 from $112.9 million at December 31, 1997.
         The Company's revolving credit facility permits borrowings and letters of credit up to $100.0 million outstanding at any time. Availability is subject to satisfaction of certain covenants and other requirements. At December 31, 1999, $99.2 million was available. The facility expires on September 1, 2002.
         Capital expenditures were $36.7 million, $33.7 million and $21.7 million in 1999, 1998 and 1997, respectively, and are estimated to be $39 million in 2000, all generally related to upgrading and expanding the Company's manufacturing and other facilities and meeting environmental requirements.
         The indicated annual rate of dividends being paid on the Company's Common Stock is $0.20 per share, or an annual total of about $3.3 million.

Risk Management
         Commodity Price Risk. The price of aluminum is subject to fluctuations due to unpredictable factors on the worldwide market. To reduce this market risk, the Company follows the policy of hedging its anticipated raw material requirements based on firm-priced sales and purchase orders. The Company purchases and sells futures contracts and options on the London Metal Exchange ("LME") based on its net metal position. The Company's metal position consists of inventories, purchase commitments, committed and anticipated sales, which is hedged using LME futures contracts and options. At December 31, 1999, the Company held purchase and sales commitments through 2000 totaling $69 million and $276 million, respectively.
         The change in market value of such LME contracts has a high correlation to the price changes of the hedged commodity (aluminum scrap and ingot). To obtain a matching of revenues and expenses realized gains or losses arising from LME contracts are included in inventories as a cost of raw materials and reflected in the consolidated statement of income when the product is sold. The Company had deferred realized losses of $0.7 million and $2.2 million as of December 31, 1999 and 1998, respectively on closed futures contracts and options. Deferred realized losses are recorded as an increase in the carrying value of inventory and deferred realized gains are recorded as a reduction in the carrying value of inventory.
         The Company also uses futures contracts to manage risks associated with its natural gas requirements. At December 31, 1999 and 1998, the Company had open aluminum futures contracts and options and natural gas futures with a fair value of $88.0 million and $100.4 million, respectively. The Company had net unrealized gains of $7.9 million and net unrealized losses of $5.6 million as of December 31, 1999 and 1998, respectively, on these open futures contracts and options.
         Net unrealized gains and losses on open futures and option contracts are recorded in the consolidated balance sheet as accrued liabilities and prepayments and other current assets, respectively. The net unrealized gain of $7.9 million and net unrealized loss of $5.6 million at December 31, 1999 and 1998, respectively, consists of unrealized gains due from brokers of $10.9 million and $4.1 million, respectively, and unrealized losses due to brokers of $3.0 million and $9.7 million, respectively. Futures contracts and options are valued at the closing price on the last business day of the year.
         A sensitivity analysis has been prepared to estimate the Company's exposure to market risk related to its LME position. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in the price of the futures contract. On December 31, 1999 the Company had approximately 47,325 metric tonnes of LME futures contracts. A hypothetical 10 % change from the 1999 year-end three-month high grade aluminum price of $1,655 per metric tonne would result in a change in fair value of $7.8 million in these contracts. However it should be noted that any change in the fair value of these contracts would be significantly offset with an inverse change in the cost of purchased metal.
         Also, a sensitivity analysis has been prepared to estimate the Company's exposure to market risk related to its NYMEX Henry Hub natural gas futures. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in the price of the futures contract. On December 31, 1999 the Company had approximately 960,000 thousand cubic feet
(MCF) of NYMEX futures contracts. A hypothetical 10 % change from the 1999 year-end three-month natural gas price of $2.3285 per MCF would result in a change in fair value of $0.2 million in these contracts. However it should be noted that any change in the fair value of these contracts would be significantly offset with an inverse change in the cost of purchased gas.
         Credit Risk. As discussed previously, the Company utilizes futures contracts and options to protect against exposures to commodity price risk in the aluminum and natural gas markets. The Company is exposed to losses in the event of non-performance by the counterparties to these agreements; however, the Company does not anticipate non-performance by the counterparties. Prior to conducting business with a potential customer, credit checks are performed on the customer to determine creditworthiness and assess credit risk. In addition, an indirect credit exposure review is performed on all customers. Trading partners (brokers) are evaluated for creditworthiness and risk assessment prior to initiating trading activities with the brokers. However, the Company does not require collateral to support broker transactions. In addition, all brokers trading on the LME with U.S. clients are regulated by the Commodities Trading and Futures Commission, which requires the brokers to be fully insured against unrealized losses owed to clients. At December 31, 1999, credit lines totaling $62 million were available at various brokerages used by the Company.
         Interest Rate Risk. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this mix in a cost-effective manner, the Company, from time to time, enters into interest rate swap agreements. At December 31, 1999 the Company had an interest rate swap contract with a notional amount of $5 million. With respect to this agreement, the Company pays a fixed rate of interest and receives a LIBOR-based floating rate. The counterparty to the interest rate contract is a major commercial bank and management believes that losses related to credit risk are remote. The fair value of this interest rate swap agreement at December 31, 1999 was a liability of $0.09 million.
         A sensitivity analysis has been prepared to estimate the Company's exposure to market risk related to its interest rate position. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 100 basis point change in interest rates relating to the interest rate swap agreement. A hypothetical 100 basis point change in interest rates would result in a change in fair value of $0.05 million in the interest rate swap agreement.

Year 2000 Readiness Disclosure
         During 1999, the Company completed a company-wide program to make its computer systems Year 2000 compliant. The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may have recognized a date using "00" as the year 1900 rather than the year 2000. This could have resulted in a major system failure or miscalculations.
         As of December 31, 1999, 100 percent of the Company's computer systems, which includes mainframe, server, desktop and portable computers, embedded systems, in addition to the core business applications, were Year 2000 compliant. The total cost of the program was $8.0 million and was funded through operating cash flows. Maintenance or modification costs were expensed as incurred, while the cost of systems being replaced were capitalized and amortized over the new system's useful life. Due to these modifications and replacements, the year 2000 issues did not pose significant operational problems for the Company.
         The Company has notified recipients of previously made Year 2000 statements that these statements, and any other Year 2000 statements released by the Company, are retroactively identified and labeled in their entirety as Year 2000 Readiness Disclosures pursuant to Section 7(b) of the Year 2000 Information and Readiness Disclosure Act of 1998. By doing so, these prior statements are relieved from tort liability.

Recently Issued Accounting Pronouncements
         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in net income unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company currently expects to adopt SFAS No. 133 in the Company's first quarter 2001 reporting, as required by the Financial Accounting Standards Board's Statement of Financial Accounting Standard No. 137, issued in June 1999, which defers SFAS No. 133's effective date by one year. Management is currently evaluating the impact of SFAS No. 133 on the Company's future financial reporting.

                                                     Exhibit 13 item (C)
                                                     -------------------
                          COMMONWEALTH INDUSTRIES, INC.
                           Consolidated Balance Sheet
                        (in thousands except share data)

                                                                                    December 31,
                                                                        --------------------------------------
                                                                            1999                     1998
                                                                        -------------            -------------
Assets
Current assets:
          Cash and cash equivalents                                        $       -               $        6
          Accounts receivable, net                                               118                      228
          Inventories                                                        207,413                  174,968
          Prepayments and other current assets                                53,821                   25,367
                                                                        -------------            -------------
               Total current assets                                          261,352                  200,569
Property, plant and equipment, net                                           275,531                  269,837
Goodwill, net                                                                164,610                  169,086
Other noncurrent assets                                                        4,829                    8,907
                                                                        -------------            -------------
               Total assets                                                $ 706,322                $ 648,399
                                                                        =============            =============

Liabilities
Current liabilities:
          Outstanding checks in excess of deposits                         $   1,188                $       -
          Accounts payable                                                    97,937                   54,244
          Accrued liabilities                                                 39,160                   31,133
                                                                        -------------            -------------
               Total current liabilities                                     138,285                   85,377
Long-term debt                                                               125,000                  125,000
Other long-term liabilities                                                    8,412                    8,859
Accrued pension benefits                                                      12,482                   15,930
Accrued postretirement benefits                                               85,467                   86,704
                                                                        -------------            -------------
               Total liabilities                                             369,646                  321,870
                                                                        -------------            -------------

Commitments and contingencies                                                      -                        -

Stockholders' Equity
     Common stock, $0.01 par value, 50,000,000 shares authorized,
          16,606,000 and 15,944,000 shares outstanding at
          December 31, 1999 and 1998, respectively                               166                      159
     Additional paid-in capital                                              409,062                  398,794
     Accumulated deficit                                                     (61,866)                 (69,621)
     Unearned compensation                                                      (175)                    (672)
     Notes receivable from sale of common stock                              (10,511)                       -
     Accumulated other comprehensive income:
         Minimum pension liability adjustment                                      -                   (2,131)
                                                                        -------------            -------------
               Total stockholders' equity                                    336,676                  326,529
                                                                        -------------            -------------
               Total liabilities and stockholders' equity                  $ 706,322                $ 648,399
                                                                        =============            =============

                 See notes to consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
                        Consolidated Statement of Income
                      (in thousands except per share data)

                                                                                   Year ended December 31,
                                                                    -------------------------------------------------------
                                                                        1999                1998                 1997
                                                                    -------------      ---------------       --------------
Net sales                                                             $1,045,916            $ 967,949           $1,090,777
Cost of goods sold                                                       959,051              898,494            1,002,734
                                                                    -------------      ---------------       --------------
     Gross profit                                                         86,865               69,455               88,043
Selling, general and administrative expenses                              53,949               43,558               41,972
Amortization of goodwill                                                   4,476                4,476                4,478
                                                                    -------------      ---------------       --------------
     Operating income                                                     28,440               21,421               41,593
Other income (expense), net                                                2,861                  365                  487
Interest expense, net                                                    (19,333)             (22,221)             (30,536)
                                                                    -------------      ---------------       --------------
     Income (loss) before income taxes and extraordinary loss             11,968                 (435)              11,544
Income tax expense (benefit)                                                 957                 (578)               2,422
                                                                    -------------      ---------------       --------------
     Income before extraordinary loss                                     11,011                  143                9,122
Extraordinary loss on early extinguishment of debt,
     net of income tax benefit                                                 -                    -               (1,181)
                                                                    -------------      ---------------       --------------
     Net income                                                         $ 11,011                $ 143              $ 7,941
                                                                    =============      ===============       ==============

Basic and diluted per share data:
     Income before extraordinary loss                                     $ 0.68               $ 0.01               $ 0.78
     Extraordinary loss                                                        -                    -                (0.10)
                                                                    -------------      ---------------       --------------
     Net income                                                           $ 0.68               $ 0.01               $ 0.68
                                                                    =============      ===============       ==============

Weighted average shares outstanding
     Basic                                                                16,224               15,944               11,687
     Diluted                                                              16,281               15,947               11,723

                 See notes to consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
                 Consolidated Statement of Comprehensive Income
                                 (in thousands)

                                                                           Year ended December 31,
                                                             -----------------------------------------------------
                                                                 1999                1998                1997
                                                             --------------     ---------------       ------------
Net income                                                        $ 11,011            $    143            $ 7,941
Other comprehensive income, net of tax:
     Minimum pension liability adjustment                            2,131              (1,435)              (696)
                                                             --------------     ---------------       ------------
Comprehensive income (loss)                                       $ 13,142            $ (1,292)           $ 7,245
                                                             ==============     ===============       ============

                 See notes to consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
            Consolidated Statement of Changes in Stockholders' Equity
                 (in thousands except share and per share data)

                                                                                                           Accumulated
                                                                                                               Other
                                                                                                           Comprehensive
                                                                                                 Notes      Income:
                                       Common Stock                                            Receivable    Minimum
                                  --------------------    Additional                           from Sale   Pension       Total
                                   Number of               Paid-in   Accumulated  Unearned     of Common  Liability  Stockholders'
                                    Shares       Amount    Capital    Deficit   Compensation     Stock     Adjustment    Equity
                                  ------------- --------  ----------- ---------- ------------ ----------  ----------  ----------
Balance December 31, 1996            10,197,500    $ 102  $ 301,289  $ (72,188)    $(1,980)    $     -     $    -      $ 227,223
Net income                                    -        -          -      7,941           -           -          -          7,941
Cash dividends, $0.20 per share               -        -          -     (2,328)          -           -          -         (2,328)
Minimum pension liability adjustment          -        -          -          -           -           -       (696)          (696)
Stock offering                        5,750,000       57     97,585          -           -           -          -         97,642
Issuance of restricted stock              2,500        -         47          -         (47)          -          -              -
Forfeiture of restricted stock          (22,500        -       (399)         -         399           -          -              -
Amortization of unearned compensation         -        -          -          -         456           -          -            456
Exercise of stock options                 9,000        -        151          -           -           -          -            151
Stock awards                              5,000        -         84          -           -           -          -             84
                                   ------------ --------  ---------  ---------   ---------   ----------    ---------   ---------
Balance December 31, 1997            15,941,500      159    398,757    (66,575)     (1,172)          -       (696)       330,473
Net income                                    -        -          -        143           -           -          -            143
Cash dividends, $0.20 per share               -        -          -     (3,189)          -           -          -         (3,189)
Minimum pension liability adjustment          -        -          -          -           -           -     (1,435)        (1,435)
Forfeiture of restricted stock           (2,500)       -        (35)         -          35           -          -              -
Amortization of unearned compensation         -        -          -          -         465           -          -            465
Stock awards                              5,000        -         72          -           -           -          -             72
                                   ------------ --------   --------   --------    --------   ----------    --------    ---------
Balance December 31, 1998            15,944,000      159    398,794    (69,621)       (672)          -     (2,131)       326,529
Net income                                    -        -          -     11,011           -           -          -         11,011
Cash dividends, $0.20 per share               -        -          -     (3,256)          -           -          -         (3,256)
Minimum pension liability adjustment          -        -          -          -           -           -      2,131          2,131
Forfeiture of restricted stock          (20,000)       -       (280)         -         280           -          -              -
Amortization of unearned compensation         -        -          -          -         217           -          -            217
Stock awards                              5,000        -         44          -           -           -          -             44
Common stock issued                     677,000        7     10,504          -           -     (10,511)         -              -
                                    ----------- --------   --------   --------    --------   ----------    --------    ---------
Balance December 31, 1999            16,606,000   $  166  $ 409,062   $(61,866)     $ (175)   $(10,511)    $    -      $ 336,676
                                    =========== ========  =========   ========    ========   ==========    ========    =========

                 See notes to consolidated financial statements.
                          COMMONWEALTH INDUSTRIES, INC.
                      Consolidated Statement of Cash Flows
                                 (in thousands)

                                                                                            Year ended December 31,
                                                                               ---------------------------------------------------
                                                                                  1999                1998               1997
                                                                               ------------       -------------       ------------
Cash flows from operating activities:
   Net income                                                                      $11,011            $    143            $ 7,941
   Adjustments to reconcile net income to net cash provided by operations:
        Depreciation and amortization                                               36,513              34,728             34,710
        Extraordinary loss on early extinguishment of debt                               -                   -              1,495
        Loss on disposal of property, plant and equipment                              389               1,453              1,271
        Issuance of common stock in connection with stock awards                        44                  72                 84
        Proceeds from the initial sale of accounts receivable                            -                   -            150,000
        Changes in assets and liabilities:
             Decrease (increase) in accounts receivable, net                           110                 127            (46,650)
             (Increase) decrease in inventories                                    (32,445)             (3,335)             2,278
             (Increase) decrease in prepayments and other current assets           (28,454)             19,740              6,970
             Decrease in other noncurrent assets                                     2,878                 398                201
             Increase (decrease) in accounts payable                                43,693             (13,637)           (14,459)
             Increase (decrease) in accrued liabilities                              8,027               3,965             (9,183)
             (Decrease) increase in other liabilities                               (3,001)              2,931                 13
                                                                               ------------       -------------       ------------
                 Net cash provided by operating activities                          38,765              46,585            134,671
                                                                               ------------       -------------       ------------
Cash flows from investing activities:
   Net cash and cash equivalents (outflow) from acquisition                              -                   -             (2,894)
   Purchases of property, plant and equipment                                      (36,715)            (33,650)           (21,736)
   Proceeds from sale of property, plant and equipment                                  12                  32                 28
                                                                               ------------       -------------       ------------
        Net cash (used in) investing activities                                    (36,703)            (33,618)           (24,602)
                                                                               ------------       -------------       ------------
Cash flows from financing activities:
   Increase (decrease) in outstanding checks in excess of deposits                   1,188              (9,122)             9,122
   Proceeds from long-term debt                                                     46,770              45,150            294,950
   Repayments of long-term debt                                                    (46,770)            (45,800)          (511,550)
   Proceeds from issuance of common stock                                                -                   -             97,793
   Cash dividends paid                                                              (3,256)             (3,189)            (2,328)
                                                                               ------------       -------------       ------------
        Net cash (used in) financing activities                                     (2,068)            (12,961)          (112,013)
                                                                               ------------       -------------       ------------
Net (decrease) increase in cash and cash equivalents                                    (6)                  6             (1,944)
Cash and cash equivalents at beginning of period                                         6                   -              1,944
                                                                               ------------       -------------       ------------
Cash and cash equivalents at end of period                                        $      -            $      6           $      -
                                                                               ============       =============       ============
Supplemental disclosures:
    Interest paid                                                                 $ 19,672            $ 22,385           $ 27,046
    Income taxes paid (refund received)                                              2,412                 (10)            (1,407)
Non-cash activities:
    Issuance of common stock for notes receivable                                 $ 10,511            $      -           $      -

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

Inventories
Inventories are stated at the lower of cost or market. The methods of accounting for inventories are described in Note 3.

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

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over forty years. Accumulated amortization was $14.7 million and $10.2 million at December 31, 1999 and 1998, respectively.

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets. In the event that facts and circumstances indicate that the carrying amount of an asset or group of assets may be impaired, an evaluation of recoverability would be performed in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". In performing the evaluation, the estimated future undiscounted cash flows associated with the asset are compared to the assets' carrying amount to determine if a write-down to fair value or discounted cash flow value is required.

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

Revenue Recognition
The Company recognizes revenue upon passage of title to the customer, which in most cases coincides with shipment. In very rare instances, title could pass prior to shipment. The Company's policy states that title passing prior to shipment is only acceptable if a written request on the customer's letterhead is received and the customer must have a substantial business purpose for ordering on a bill and hold basis. The customer's written request has to specifically state that the customer accepts full legal ownership, including risk of loss, of the product on the date of billing. As further evidence of the bill and hold basis, payment is expected within terms of the pre-bill and not the actual ship dates.

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

Environmental Compliance and Remediation
Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs and post-remediation monitoring are recorded when they are probable and reasonably estimable. The liability may include costs such as environmental site evaluations, consultant fees, feasibility studies, outside contractor and monitoring expenses. The assessment of this liability is calculated based on existing technology, considers funds available in the settlement trust discussed in Note 11, does not reflect any offset for possible recoveries from insurance companies and is not discounted.

2.  Accounts Receivable Securitization
On September 26, 1997, the Company sold all of its trade accounts receivables to a 100% owned subsidiary, Commonwealth Financing Corp. ("CFC"). Simultaneously, CFC entered into a three-year accounts receivable securitization facility with a financial institution and its affiliate whereby CFC can sell, on a revolving basis, an undivided interest in certain of its receivables and receive up to $150.0 million from an unrelated third party purchaser at a cost of funds linked to commercial paper rates plus a charge for administrative and credit support services. At December 31, 1999 and 1998, the Company had outstanding under the agreement $106.0 million and $120.2 million, respectively, and had $39.9 million and $15.9 million, respectively, of net residual interest in the securitized receivables which is included in other current assets in the Company's consolidated financial statements.

The Company maintains an allowance for uncollectible accounts based upon the expected collectibility of all consolidated trade accounts receivable, including receivables sold by CFC. The allowance was $1.9 million and $2.5 million at December 31, 1999 and 1998, respectively, and is netted against the net residual interest in the securitized receivables which is included in other current assets in the Company's consolidated financial statements.

3.  Inventories
Effective January 1, 1999, the Company changed its inventory accounting method for certain inventories from the first-in, first-out (FIFO) method to the last-in, first-out (LIFO) method and modified the LIFO calculation for the inventories historically recorded under the LIFO method. The Company believes the adoption of the LIFO method for all aluminum sheet inventories is preferable as LIFO is the inventory method most prevalent in the industry, provides a consistent inventory accounting method for aluminum sheet inventories, and results in more appropriate matching of cost of goods sold with related sales revenues.

The effect of this change in accounting principle was to decrease net income reported for the three months and twelve months ended December 31, 1999 by $3.5 million and $12.1 million, or $0.21 and $0.74 per share, respectively. The Company has omitted the disclosure of the cumulative effect of this change on retained earnings as of the date of the change and the pro forma effects of retroactive application due to such amounts not being determinable. Inventories at December 31 consist of the following (in thousands):

                                                   1999             1998
                                                   ----             ----
Raw materials                                    $63,510         $34,908
Work in process                                   80,210          74,960
Finished goods                                    62,278          49,079
Expendable parts and supplies                     15,895          14,910
                                                 -------        --------
                                                 221,893         173,857
LIFO reserve                                     (14,480)          3,659
                                                 -------        --------
                                                 207,413         177,516
Lower of cost or market reserve                        -          (2,548)
                                                 -------        --------
                                                $207,413        $174,968
                                                 =======        ========

Inventories of approximately $183.3 million and $33.6 million, included in the above totals (before the LIFO and lower of cost or market reserve) at December 31, 1999 and 1998, respectively, are accounted for under the LIFO method of accounting.

During 1997, LIFO inventory quantities were reduced, resulting in a partial liquidation of the LIFO bases, the effect of which increased net income by approximately $0.7 million.

4.  Property, Plant and Equipment
Property, plant and equipment and the related accumulated depreciation at December 31 consist of the following (in thousands):

                                                    1999             1998
                                                    ----             ----
Land and improvements                             $21,216         $20,704
Buildings and improvements                         77,958          67,100
Machinery and equipment                           455,036         419,313
Construction in progress                           21,359          33,273
                                                 --------        --------
                                                  575,569         540,390
Less accumulated depreciation                     300,038         270,553
                                                 --------        --------
Net property, plant and equipment                $275,531        $269,837
                                                 ========        ========


Depreciation expense was $30.6 million, $28.6 million and $28.2 million for the years ended 1999, 1998 and 1997, respectively.

5.  Financial Instruments
Market and credit risk is managed by the Company through an active risk management program. This program focuses on inventory, purchase commitments and committed and anticipated sales in addition to risks associated with the Company's natural gas requirements. The Company utilizes futures contracts and options to protect against exposures to price risk in the aluminum and natural gas markets. The Company is exposed to losses in the event of non-performance by the counterparties to these agreements; however, the Company does not anticipate non-performance by the counterparties. Prior to conducting business with a potential customer, credit checks are performed on the customer to determine creditworthiness and assess credit risk. In addition, an indirect credit exposure review is performed on all customers. Trading partners (brokers) are evaluated for creditworthiness and risk assessment prior to initiating trading activities with the brokers, however, the Company does not require collateral to support broker transactions. All brokers trading on the London Metal Exchange with U.S. clients are regulated by the Commodities Trading and Futures Commission, which requires the brokers to be fully insured against unrealized losses owed to clients. At December 31, 1999, credit lines totaling $62 million were available at various brokerages used by the Company.

Gains, losses and premiums on futures contracts and options which effectively hedge exposures are included in income as a component of the underlying transaction. The Company had deferred realized losses of $0.7 million and $2.2 million as of December 31, 1999 and 1998, respectively, which were recorded as an increase in the carrying value of inventory.

At December 31, 1999, the Company held purchase and sales commitments through 2000 totaling $69 million and $276 million, respectively. At December 31, 1999 and 1998, the Company had open aluminum futures contracts and options and natural gas futures with a fair value of $88.0 million and $100.4 million, respectively. The Company had net unrealized gains of $7.9 million and net unrealized losses of $5.6 million as of December 31, 1999 and 1998, respectively, on these open futures contracts and options. Net unrealized gains and losses on open futures and option contracts are recorded in the consolidated balance sheet as accrued liabilities and prepayments and other current assets, respectively. The net unrealized gain of $7.9 million and net unrealized loss of $5.6 million at December 31, 1999 and 1998, respectively, consists of unrealized gains due from brokers of $10.9 million and $4.1 million, respectively, and unrealized losses due to brokers of $3.0 million and $9.7 million, respectively. Futures contracts and options are valued at the closing price on the last business day of the year.

6.  Long-term Debt
Long-term debt of the Company at December 31 consisted of the following (in thousands):

                                                 1999             1998
                                                 ----             ----
Senior subordinated notes                      $125,000         $125,000
Revolving credit facility                             -                -
                                               --------         --------
                                                125,000          125,000
Less current maturities                               -                -
                                               --------         --------
                                               $125,000         $125,000
                                               ========         ========

During 1996, in connection with an acquisition, the Company refinanced its outstanding borrowings and entered into a credit agreement with a syndicate of banks led by National Westminster Bank (Bank One Corporation replaced National Westminster Bank in August 1999 as Administrative Agent). The credit agreement included a $100 million term loan and a $225 million revolving credit facility. In addition, the Company issued $125 million of 10.75% senior subordinated notes due 2006.

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

The Company must pay a fee ranging from 1.325% to 1.750% per annum on the carrying amount of each outstanding letter of credit. At December 31, 1999 and 1998, letters of credit totaling $0.8 million and $0.7 million, respectively, were outstanding under the revolving credit facility.

The credit agreement includes covenants which, among others, relate to leverage, interest coverage, fixed charges, capital expenditures and the payment of dividends.

The Company uses interest rate swaps to effectively convert a portion of its variable interest rates relating to the Company's revolving credit facility and accounts receivable securitization facility to fixed interest rates. At December 31, 1999, the Company had an interest rate swap agreement in place covering approximately $5 million of the Company's exposure to variable interest rates. The fair value of this interest rate swap agreement at December 31, 1999 was a liability of $0.1 million. The fixed interest rate is 6.87%. The counterparty to the interest rate swap agreement is a major commercial bank and management believes that losses related to credit risk are remote.

Based on estimated market values at December 31, 1999 and 1998, the fair value of the senior subordinated notes was approximately $124 million and $123 million, respectively.

Future aggregate maturities of long-term debt at December 31, 1999 are as follows (in thousands):

1999                                                        $      -
2000                                                               -
2001                                                               -
2002                                                               -
2003                                                               -
Thereafter                                                   125,000
                                                            --------
     Total                                                  $125,000
                                                            ========

7.  Stockholders' Equity
On September 29, 1997, the Company completed a common stock offering of 5.75 million shares at a public offering price of $18 per share. The net proceeds from the offering of approximately $97.7 million were used to repay the entire amount outstanding under the Company's term loan agreement, totaling $95.0 million, as well as $2.7 million outstanding under the Company's revolving credit facility.

In July 1999, the Company adopted an Executive Stock Purchase Incentive Program (the "Program") which had been authorized by the Company's stockholders at the Company's annual meeting of stockholders held in April 1999. Under the Program, the Company extended credit to certain key executives to purchase the Company's common stock at fair market value. The loans are collateralized by the shares acquired and are repayable with full-recourse to the executives. The Program provides for the key executives to earn repayment of the notes including interest, based on achieving annual and cumulative performance objectives as set forth by the Management Development and Compensation Committee of the Board of Directors. The notes bear interest at 5.96 % per annum. The principal amount of each loan is payable in four equal installments on December 31 in each of the years 2003, 2004, 2005 and 2006, in each case together with accrued and unpaid interest. A total of 677,000 shares were issued during August 1999 which represents approximately 4% of the common shares outstanding at December 31, 1999. The outstanding principal balance of the notes at December 31, 1999 was $10,511,000 and is classified as a reduction of stockholders' equity.

8.  Pension Plans
The Company has two defined benefit pension plans covering certain salaried and non-salaried employees. The plan benefits are based primarily on years of service and employees' compensation during employment for all employees not covered under a collective bargaining agreement and; on stated amounts based on job grade and years of service prior to retirement for non-salaried employees covered under a collective bargaining agreement. The plans' assets consist primarily of equity securities, guaranteed investment contracts and fixed income pooled accounts.

The financial status of the plans at December 31 is as follows (in thousands):

                                                    1999          1998
                                                    ----          ----
Change in benefit obligation:
Benefit obligation at beginning of year           $85,121        $77,814
    Service cost                                    2,716          2,508
    Interest cost                                   5,964          5,629
    Actuarial (gain) loss                          (4,921)         4,892
    Benefits paid                                  (5,890)        (5,722)
                                                  -------        -------
Benefit obligation at end of year                  82,990         85,121
                                                  -------        -------

Change in plan assets:
Fair value of plan assets at beginning of year     72,379         70,530
    Actual return on plan assets                   13,821          7,571
    Employer contribution                           1,482              -
    Benefits paid                                  (5,890)        (5,722)
                                                  -------        -------
Fair value of plan assets at end of year           81,792         72,379
                                                  -------        -------

Funded status                                      (1,198)       (12,742)
Unrecognized net actuarial (gain) loss             (7,098)         6,018
Unrecognized prior service cost                    (3,879)        (3,907)
Unrecognized net transition (asset)                  (307)          (538)
                                                  -------        -------
    Net amount recognized                        $(12,482)      $(11,169)
                                                 ========       ========

Amounts recognized in the consolidated balance sheet consist of:
    Prepaid (accrued) pension cost               $(12,482)      $(15,930)
    Intangible asset                                    -          2,630
    Accumulated other comprehensive income              -          2,131
                                                  -------        -------
Net amount recognized                            $(12,482)      $(11,169)
                                                 ========       ========

The liabilities as of December 31, 1999 and 1998 disclosed above reflect the change in the defined benefit plan covering the salaried employees to a cash balance formula effective January 1, 1998. In addition, reflected at December 31, 1998 in the Company's consolidated balance sheet is an additional minimum liability relative to its plan which was underfunded in the amount of $4.8 million at December 31, 1998. A corresponding amount is recorded at December 31, 1998 as an intangible asset to the extent it did not exceed unrecognized prior service cost, while the excess was charged to stockholders' equity. None of the plans required an additional minimum liability at December 31, 1999.

The weighted average assumptions and components of net pension expense for the years ended December 31 are as follows (in thousands):

                                               1999         1998         1997
                                               ----         ----         ----
Weighted average assumptions:
    Discount rate                              7.75%        7.00%        7.25%
    Expected return on plan assets             8.00         9.25         9.25
    Rate of compensation increase              4.50         4.50         4.50

Components of net pension expense:
    Service cost                             $2,716       $2,508       $2,221
    Interest cost                             5,964        5,629        5,719
    Expected return on plan assets           (5,637)      (6,369)      (5,764)
    Net amortization and deferral              (207)        (258)          89
                                            -------      -------      -------
        Net pension expense                  $2,836       $1,510       $2,265
                                            =======      =======      =======

The Company's policy for these plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act of 1974.

The Company also contributes to a union sponsored defined benefit multi-employer pension plan for certain of its non-salaried employees. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendment Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans in the event of the employers' withdrawal from such a plan or upon a termination of such a plan. Management does not intend to take any action that would subject the Company to any such liabilities. The Company's contributions to the multi-employer pension plan were approximately $0.2 million in 1999, 1998 and 1997.

In addition to the defined benefit pension plans described above, the Company also sponsors defined contribution plans covering certain employees. In one of the plans, the Company matches 25% to 50% of a participant's voluntary contributions (depending on the respective plant's annual earnings performance) up to a maximum of 6% of a participant's compensation. In the other plan, the Company matches 100% of the first 3% of a participant's voluntary contributions to the plan. The Company's contributions to the plans were approximately $1.5 million, $1.4 million and $1.9 million for 1999, 1998 and 1997, respectively.

9.  Postretirement Benefits Other Than Pensions
The Company provides postretirement health care and life insurance benefits to certain employees hired on or before September 1, 1998. The Company accrues the cost of postretirement benefits within the employees' active service periods. Effective January 1, 1994, the Company limited the extent of its liability for future increases in medical costs. When the average annual per retiree claim cost exceeds two times the 1993 per retiree claim cost, the employer contribution will be increased each year only for general inflation, regardless of the actual increase in the cost of providing medical benefits. Per retiree medical claims reached two times the 1993 level in 1999. Certain changes were made to the plan in 1998 as a result of a new labor agreement completed in September 1998 relating to the Company's Lewisport, Kentucky rolling mill. The changes require employees who retire to pay a portion of medical premiums under the plan based on length of service and also discontinues medical coverage upon the employees being eligible for Medicare benefits. In addition, in 1999 changes were made to the plan for salaried employees to eliminate coverage for employees eligible for Medicare and to require employee contributions based on length of service. The 1999 and 1998 plan changes reduced the accumulated postretirement benefit obligation by $6.5 million and $14.1 million, respectively, which is being amortized over the average remaining service lives of the Company's active employees and has the effect of reducing net periodic postretirement benefits cost.

The financial status of the plan at December 31, 1999 and 1998 is as follows (in thousands):

                                                      1999          1998
                                                      ----          ----
Change in benefit obligation:
Benefit obligation at beginning of year            $56,454        $69,030
    Service cost                                       867          1,827
    Interest cost                                    3,657          4,439
    Amendments                                      (6,464)       (14,073)
    Actuarial (gain) loss                             (731)        (2,854)
    Benefits paid                                   (2,359)        (1,915)
                                                   -------        -------
Benefit obligation at end of year                   51,424         56,454
                                                   -------        -------

Change in plan assets:
Fair value of plan assets at beginning of year           -              -
    Actual return on plan assets                         -              -
    Employer contribution                            2,359          1,915
    Benefits paid                                   (2,359)        (1,915)
                                                   -------        -------
Fair value of plan assets at end of year                 -              -
                                                   -------        -------

Funded status                                      (51,424)       (56,454)
Unrecognized net actuarial gain                    (12,470)       (11,931)
Unrecognized prior service cost                    (21,573)       (18,319)
                                                  --------       --------
    Prepaid (accrued) postretirement benefit cost $(85,467)      $(86,704)
                                                  ========       ========

The weighted average assumptions and components of net postretirement benefit expense for the years ended December 31 are as follows (in thousands):

                                               1999         1998         1997
                                               ----         ----         ----
Weighted average assumptions:
    Discount rate                              7.75%        7.00%        7.25%

Components of net postretirement benefit expense:
    Service cost                             $  867       $1,827       $1,934
    Interest cost                             3,657        4,439        4,529
    Amortization of prior service cost       (3,209)      (1,318)        (927)
    Recognized net actuarial loss              (193)        (413)        (658)
                                             ------       ------       ------
          Net postretirement benefit expense $1,122       $4,535       $4,878
                                             ======       ======       ======

For measurement purposes, the employer cap on the amount paid for retiree medical benefits is assumed to increase with general inflation at 3% per year. If the general inflation rate assumption is increased by 1%, the postretirement benefit obligation as of December 31, 1999 and the combined service and interest cost components of postretirement benefit expense for the year then ended would be increased by approximately $5.1 million and $0.5 million, respectively, and if the general inflation rate assumption is decreased by 1%, the postretirement benefit obligation as of December 31, 1999 and the combined service and interest cost components of postretirement benefit expense for the year then ended would be decreased by approximately $4.5 million and $0.4 million, respectively.

10.  Income Taxes
The components of income tax expense (benefit) for the years ended December 31 are as follows (in thousands):

                                               1999        1998        1997
                                               ----        ----        ----
Current:
                         Federal              $ 419     $(1,093)      $ 606
                         State and Local        538         515       1,816
                                              -----      ------       -----
                                                957        (578)      2,422
Deferred:
                         Federal                  -           -           -
                         State and Local          -           -           -
                                              -----      ------      ------
                                               $957       $(578)     $2,422
                                              =====      ======      ======


Deferred tax assets and liabilities at December 31 are as follows (in thousands):


                                                            1999                           1998
                                                            ----                           ----
                                                   Assets       Liabilities       Assets       Liabilities
                                                  ---------     -----------      ---------     -----------
Inventory                                            $    -         $ 1,373        $ 2,460         $     -
Property, plant and equipment                             -          53,787              -          55,171
Accrued and other liabilities                         7,407               -          8,217               -
Accrued pension costs                                 6,672               -          6,029               -
Accrued postretirement costs                         34,187               -         34,682               -
Net operating loss carryforwards                     28,378               -         32,576               -
AMT credit carryforwards                              6,699               -          5,847               -
Research and development
   credit carryforwards                               1,115               -              -               -
Other                                                   693               -            425               -
                                                    -------          ------        -------          ------
           Totals                                  $ 85,151         $55,160       $ 90,236         $55,171
                                                    -------          ------        -------          ------
Net deferred tax asset                               29,991               -         35,065               -
Valuation allowance                                 (29,991)              -        (35,065)              -
                                                    -------          ------        -------          ------
           Net deferred taxes                      $      -         $     -       $      -         $     -
                                                    =======          ======        =======          ======

The Company has determined that at December 31, 1999 and 1998, its ability to realize future benefits of net deferred tax assets does not meet the "more likely than not" criteria in Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes".

At December 31, 1999, the Company had net operating loss ("NOL") carryforwards for federal tax purposes of approximately $71 million, which expire in various amounts through 2008 and approximately $6.7 million in alternative minimum tax ("AMT") credit carryforwards which do not expire. As a result of the Company's initial public offering during 1995, the Company experienced an "ownership change" within the meaning of Section 382 of the Internal Revenue Code. Consequently, the Company is subject to an annual limitation on the amount of net operating loss carryforwards that can be used to offset taxable income. The annual limitation is $9.6 million plus certain gains included in taxable income which are attributable to the Company prior to the ownership change.

Reconciliation of the federal statutory rate and the effective income tax rate is as follows:

                                                            1999        1998        1997
                                                            ----        ----        ----
Federal statutory rate                                       35.0%       35.0%       35.0%
Utilization of NOL and AMT credit carryforwards             (43.9)      225.8       (40.0)
Nondeductible goodwill and other permanent differences
                                                             14.0      (413.5)       15.2
Adjustment of prior year accrual                             (3.1)          -           -
State income taxes, net of federal income tax benefit         2.1       (77.0)        9.9
Alternative minimum tax                                       5.9           -         5.2
Foreign sales corporation benefits                           (3.4)       21.8           -
Activity relating to income taxes attributed to
previously accrued securities valuation reserves              1.4       340.7        (2.3)
Other items                                                     -           -        (2.0)
                                                           ------       -----       -----
      Effective income tax rate                               8.0%      132.8%       21.0%
                                                           ======       =====       =====

11.  Contingencies
The Company's operations are subject to increasingly stringent environmental laws and regulations governing air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances and wastes and employee health and safety. These laws can impose joint and several liability for releases or threatened releases of hazardous substances upon statutorily defined parties, including the Company, regardless of fault or the lawfulness of the original activity or disposal. The Company believes it is currently in material compliance with applicable environmental laws and regulations.

Future regulations, under the Clean Air Act and otherwise, will impose stricter emission requirements on the aluminum industry. While the Company believes that current pollution control measures at most of the emission sources at its facilities will meet these anticipated future requirements, additional measures at some of the Company's facilities may be required.

The Company has been named as a potentially responsible party at seven federal superfund sites and has completed closure activities at two of the sites for past waste disposal activity associated with closed recycling facilities. A trust fund exists to fund the activity at one of the sites that was undergoing closure and was established through contributions from two other parties in exchange for indemnification from further liability. The Company is reimbursed from the trust fund for approved closure and postclosure expenditures incurred at the site. The balance remaining in the trust fund at December 31, 1999 was $0.4 million. In determining the adequacy of the Company's aggregate environmental contingency accrual, the assets of the trust fund were taken into account. At the five other federal superfund sites, the Company is a minor contributor and has satisfied its obligations at two of the sites and expects to resolve its liability at the remaining three sites for a nominal amount. The Company is also under orders by agencies in three states for environmental remediation at four sites, two of which are currently operating and two of which have been closed. Based upon currently available information, the Company estimates the range of possible remaining expenditures with respect to the above matters is between $9 million and $13 million.

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

The Company's aggregate loss contingency accrual for environmental matters was $9.6 million and $9.9 million at December 31, 1999 and 1998, respectively. Of the total reserve, $2.0 million is included in "accrued liabilities" in the Company's consolidated balance sheets at both December 31, 1999 and 1998, respectively, and $7.6 million and $7.9 million is included in "other long-term liabilities" at December 31, 1999 and 1998, respectively.

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

The Company has incurred and will continue to incur capital and operating expenditures for matters relating to environmental control and monitoring. Capital expenditures of the Company for environmental control and monitoring for 1999 and 1998 were $1.5 million and $2.1 million, respectively. All other environmental expenditures of the Company, including remediation expenditures, for 1999, 1998 and 1997 were $2.3 million, $1.0 million and $3.1 million, respectively.

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

12.  Stock Incentives
The Company has stock incentive plans covering certain officers, key employees and directors. The plans provide for the grant of options to purchase common stock, the award of shares of restricted common stock and in the case of non-employee directors, the award of shares of common stock. The total number of shares available under the plans is 1,950,000.

The following summarizes activity under the plans for the years 1997, 1998 and 1999:

                                                            Options                              Restricted Stock
                                      --------------------------------------------------------  -----------------
                                                           Range of            Weighted Average
                                           Shares        Exercise Prices        Exercise Price          Shares
                                         ----------     ----------------       ---------------     ------------
Outstanding December 31, 1996               196,000     $14.00 to $16.88             $15.80            197,500
   Granted                                  203,500     $15.38 to $20.00             $15.55              2,500
   Exercised                                 (9,000)    $14.00 to $16.75             $15.60                  -
   Forfeited                                (45,500)    $14.00 to $16.75             $15.60            (22,500)
   Stock no longer restricted                     -                    -                  -             (7,500)
                                            -------                                                    -------
Outstanding December 31, 1997               345,000     $14.00 to $20.00             $15.68            170,000
   Granted                                  231,500      $8.25 to $16.00             $14.40                  -
   Exercised                                      -                    -                  -                  -
   Forfeited                                (8,500)     $14.00 to $16.75             $14.99             (2,500)
                                            -------                                                    -------
Outstanding December 31, 1998               568,000      $8.25 to $20.00             $15.17            167,500
   Granted                                  343,000                $8.81              $8.81                  -
   Exercised                                      -                    -                  -                  -
   Forfeited                               (127,000)     $8.81 to $16.75             $12.46            (20,000)
                                            -------                                                    -------
Outstanding December 31, 1999               784,000      $8.25 to $20.00             $12.83            147,500
                                            =======                                                    =======
   (Weighted average contractual
     life of 7.7 years)

Exercisable Options:
   December 31, 1997                         11,000     $14.00 to $15.50             $14.75
   December 31, 1998                         71,500     $14.00 to $15.50             $14.24
   December 31, 1999                        172,000     $14.00 to $16.88             $15.72

The following table summarizes information about stock options outstanding at December 31, 1999:

                                               Options                                  Options
                                             Outstanding                              Exercisable
                        --------------------------------------------------   -------------------------------
                                             Weighted
                                             Average          Weighted                          Weighted
      Range of               Number         Contractual        Average           Number          Average
  Exercise Prices         Outstanding           Life        Exercise Price    Exercisable     Exercise Price
--------------------    ----------------   -------------   ---------------    ------------    --------------
     $8.25 to $14.00             349,500       8.4 years            $ 9.60          53,500            $14.00
    $14.01 to $20.00             434,500       7.2 years            $15.42         118,500            $16.50
                                 -------                                           -------
     $8.25 to $20.00             784,000       7.7 years            $12.83         172,000            $15.72
                                 =======                                           =======

The options are issued at the fair value of the underlying stock on the date of grant and become exercisable three years from the grant date for employees and one year from the grant date for non-employee directors. The options expire ten years after the date of grant. The restricted stock, principally issued in connection with the Company's initial public offering in 1995, vests five years from the date of award. The weighted-average fair value of options granted in 1999, 1998 and 1997 was $3.61, $6.23 and $6.11 per share, respectively. Fair value estimates were determined using the Black-Scholes option pricing model with the following weighted average asumptions for 1999, 1998 and 1997:

                                          1999           1998          1997
                                          ----           ----          ----
Risk-free interest rate                   4.70%         5.67%         6.22%
Dividend yield                            2.27%         1.40%         1.29%
Volatility factor                           50%           47%           39%
Expected term of options (in years)          5             5             5

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company follows the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plans, and accordingly, no compensation expense has been recognized for options and stock issued under the plans. Had compensation expense been determined based on the fair value of the stock options at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and basic and diluted net income per share would have been reduced for 1999, 1998 and 1997 to the pro forma amounts which follow:

                                                1999       1998      1997
                                                ----       ----      ----
Net income (loss)
    As reported                               $11,011      $143     $7,941
    Pro forma                                 $10,515     $(442)    $7,592
Basic and diluted net income (loss) per share
    As reported                                 $0.68     $0.01      $0.68
    Pro forma                                   $0.65    $(0.03)     $0.65


13.  Net Income Per Share Computations
The following is a reconciliation of the numerator and denominator of the basic and diluted per share computations:

                                                                                1999        1998        1997
                                                                                ----        ----        ----
Income (numerator) amounts used for basic and diluted per share computations:
     Income before extraordinary loss                                          $11,011       $ 143      $9,122
     Extraordinary loss, net of income tax benefit                                   -           -      (1,181)
                                                                               -------      ------      ------
     Net income                                                                $11,011       $ 143      $7,941
                                                                               =======      ======      ======

Shares (denominator) used for basic per share computations:
     Weighted average shares of common stock outstanding                        16,224      15,944      11,687
                                                                                ======      ======      ======

Shares (denominator) used for diluted per share computations:
     Weighted average shares of common stock outstanding                        16,224      15,944      11,687
     Plus: dilutive effect of stock options                                         57           3          36
                                                                                ------      ------      ------
           Adjusted weighted average shares                                     16,281      15,947      11,723
                                                                                ======      ======      ======

Basic and diluted per share data:
    Income before extraordinary loss                                             $0.68       $0.01       $0.78
    Extraordinary loss                                                               -           -       (0.10)
                                                                                ------       -----       -----
    Net income                                                                   $0.68       $0.01       $0.68
                                                                                 =====       =====       =====

Options to purchase 488,000, 563,000 and 8,000 common shares for the years ended December 31, 1999, 1998 and 1997, respectively, were excluded from the calculations above because the exercise prices on the options were greater than the average market price for the periods.

14.  Lease Commitments
Certain property, plant and equipment are leased under noncancelable leases which provide for minimum rental payments as follows (in thousands):

2000                                                               $2,864
2001                                                                2,340
2002                                                                1,941
2003                                                                1,869
2004                                                                1,083
2005-2006                                                              30

Rental expense under cancelable and noncancelable leases for 1999, 1998 and 1997 was $4.0 million, $3.2 million and $3.0 million, respectively.

15. Selected Quarterly Financial Data (unaudited) All amounts are in thousands except net income per share.

                                                                           Quarter
                                                             ---------------------------------------------
                                                                1st          2nd         3rd          4th
                                                             --------    --------    --------    ---------
1999
----
Net sales                                                    $238,750    $271,525    $275,083     $260,558
Gross profit                                                   20,882      27,187      18,354       20,442
Net income                                                      2,166       6,571         882        1,392
Basic and diluted net income per share                           0.14        0.41        0.05         0.08

1998
----
Net sales                                                    $248,927    $258,346    $231,348     $229,328
Gross profit                                                   18,441      13,786      15,958       21,270
Net income (loss)                                               2,794      (2,643)     (2,139)       2,131
Basic and diluted net income (loss) per share                    0.18       (0.17)      (0.13)        0.13


 16.  Information Concerning Business Segments
The Company has adopted Statement of Financial Accounting Standards No.131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). Under SFAS No. 131, the Company has determined it has two reportable segments: aluminum and electrical conduit. The aluminum segment manufactures aluminum sheet for distributors and the transportation, construction, and consumer durables end-use markets. The electrical conduit segment manufactures flexible electrical wiring products for the commercial and do-it-yourself markets.

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

Summarized financial information concerning the Company's reportable segments is shown in the following table for the years 1999, 1998 and 1997. The "Other" column includes corporate related items, including elimination of intersegment transactions, and as it relates to segment operating income, income and expense not allocated to reportable segments.

                                                                        Electrical
                                                           Aluminum      Conduit         Other        Total
                                                           ----------   ----------   ----------   -----------
1999
----
Net sales to external customers                              $922,298     $123,618       $    -    $1,045,916
Intersegment net sales                                         29,090            -      (29,090)            -
Operating income                                               32,213        8,451      (12,224)       28,440
Depreciation and amortization                                  32,699        3,597          217        36,513
Total assets                                                  603,362      102,768          192       706,322
Capital expenditures                                           26,445       10,270            -        36,715

1998
----
Net sales to external customers                              $846,696     $121,253       $    -      $967,949
Intersegment net sales                                         26,267            -      (26,267)            -
Operating income                                               16,853       12,885       (8,317)       21,421
Depreciation and amortization                                  31,151        3,113          464        34,728
Total assets                                                  546,891      101,356          152       648,399
Capital expenditures                                           27,985        5,665            -        33,650

1997
----
Net sales to external customers                              $964,012     $126,765       $    -    $1,090,777
Intersegment net sales                                         26,230            -      (26,230)            -
Operating income                                               29,293       19,081       (6,781)       41,593
Depreciation and amortization                                  31,228        3,026          456        34,710
Total assets                                                  576,677       94,214       (3,470)      667,421
Capital expenditures                                           19,936        1,800            -        21,736


17.  Stockholder Protection Rights Plan
During 1996, the Company's Board of Directors adopted a stockholder protection rights plan (the "Plan"). Under the Plan, preferred share purchase rights ("Rights") are issued at the rate of one Right for each share of the Company's common stock. Each Right entitles its holder to purchase one one-hundredth of a share of Preferred Stock at an exercise price of $65, subject to adjustment. Until it is announced that a person or group has acquired 15% or more of the Company's common stock (an "Acquiring Person"), or the tenth business day after a person or group commences a tender offer that, if completed, would result in such person or group owning 15% or more of the Company's common stock, the Rights will be evidenced by the Company's common stock certificates, will automatically trade with the common stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase Participating Preferred Stock having economic and voting terms similar to those of one share of Common Stock for an exercise price of $65.

Upon announcement that any person or group has become an Acquiring Person (the "Flip-in Date"), each Right (other than Rights beneficially owned by any Acquiring Person or transferees thereof, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of the Company's common stock having a market value of twice the exercise price. Also, if after an Acquiring Person controls the Company's Board of Directors, the Company is involved in a merger or sells more than 50% of its assets or earning power (or has entered into an agreement to do any of the foregoing), and, in the case of a merger, the Acquiring Person will receive different treatment than all other stockholders, each Right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the Acquiring Person having a market value of twice the exercise price. If any person or group acquires between 15% and 50% of the Company's common stock, the Company's Board of Directors may, at its option, exchange one share of the Company's common stock for each Right. Until the Rights become exercisable, they may be redeemed by the Company at a price of $0.01 per Right. The Rights expire on March 16, 2006.

18.      Guarantor Financial Statements
The $125 million of 10.75% senior subordinated notes due 2006 issued by the Company, and the $100 million revolving credit facility are guaranteed by the Company's wholly-owned subsidiaries (collectively the "Subsidiary Guarantors"), other than Commonwealth Financing Corp. ("CFC"), a Securitization Subsidiary (as defined in the Indenture with respect to such debt) and certain subsidiaries of the Company without substantial assets or operations. Such guarantees are full, unconditional and joint and several. Separate financial statements of the Subsidiary Guarantors are not presented because management has determined that they would not be material to investors. The following supplemental financial information sets forth on a condensed combined basis, combining balance sheet, statement of income and statement of cash flows for the Parent Company Only, Subsidiary Guarantors, Non-guarantor Subsidiaries and for the Company as of December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997.


                  Combining Balance Sheet at December 31, 1999
                                 (in thousands)

                                                  Parent
                                                 Company       Subsidiary      Non-guarantor                     Combined
                                                   Only        Guarantors      Subsidiaries     Eliminations       Totals
                                                 --------      -----------     -------------    ------------     ---------
Assets
  Current assets:
    Cash and cash equivalents                   $       -     $       -         $      -        $        -     $       -
    Accounts receivable, net                       95,339        84,254                -          (179,475)          118
    Inventories                                         -       207,413                -                 -       207,413
    Prepayments and other current assets              192        13,649           39,980                 -        53,821
                                                  -------      --------           ------          ---------     --------
      Total current assets                         95,531       305,316           39,980          (179,475)      261,352
  Property, plant and equipment, net                    -       275,531                -                 -       275,531
  Goodwill, net                                         -       164,610                -                 -       164,610
  Other noncurrent assets                         241,558         4,809                -          (241,538)        4,829
                                                  -------      --------           ------          ---------     --------
      Total assets                              $ 337,089     $ 750,266         $ 39,980         $(421,013)     $706,322
                                                  =======      ========           ======          =========     ========
Liabilities
  Current liabilities:
    Outstanding checks in excess of deposits   $        -     $   1,188         $      -         $        -     $  1,188
    Accounts payable                                    -       193,276           84,136           (179,475)      97,937
    Accrued liabilities                               413        38,928             (181)                 -       39,160
                                                  -------      --------           ------          ---------     --------
      Total current liabilities                       413       233,392           83,955           (179,475)     138,285
  Long-term debt                                        -       125,000                -                  -      125,000
  Other long-term liabilities                           -         8,412                -                  -        8,412
  Accrued pension benefits                              -        12,482                -                  -       12,482
  Accrued postretirement benefits                       -        85,467                -                  -       85,467
                                                  -------      --------           ------          ---------     --------
      Total liabilities                               413       464,753           83,955           (179,475)     369,646
                                                  -------      --------           ------          ---------     --------

Commitments and contingencies                           -             -                -                  -            -

Stockholders' Equity
  Common stock                                        166             1                -                 (1)         166
  Additional paid-in capital                      409,062       273,774            5,000           (278,774)     409,062
  Accumulated deficit                             (61,866)       11,738          (48,975)            37,237      (61,866)
  Unearned compensation                              (175)            -                -                  -         (175)
  Notes receivable from sale of common stock      (10,511)            -                -                  -      (10,511)
                                                  -------      --------           ------          ---------     --------
      Total stockholders' equity                  336,676       285,513          (43,975)          (241,538)     336,676
                                                  -------      --------           ------          ---------     --------
      Total liabilities and stockholders' equity $337,089     $ 750,266         $ 39,980          $(421,013)    $706,322
                                                  =======      ========           ======          =========     ========

                  Combining Balance Sheet at December 31, 1998
                                 (in thousands)

                                                  Parent
                                                 Company        Subsidiary    Non-guarantor                       Combined
                                                   Only         Guarantors     Subsidiaries     Eliminations       Totals
                                                 --------      -----------     -------------    ------------     ---------
Assets
  Current assets:
    Cash and cash equivalents                   $       -      $      6          $     -          $       -     $      6
    Accounts receivable, net                       89,091        41,115                -           (129,978)         228
    Inventories                                         0       174,968                0                  0      174,968
    Prepayments and other current assets                2         9,342           16,023                  0       25,367
                                                  -------      --------           ------          ---------     --------
      Total current assets                         89,093       225,431           16,023           (129,978)     200,569
  Property, plant and equipment, net                    0       269,837                0                  0      269,837
  Goodwill, net                                         0       169,086                0                  0      169,086
  Other noncurrent assets                         230,504         8,887                0           (230,484)       8,907
                                                  -------      --------           ------          ---------     --------
      Total assets                              $ 319,597      $673,241          $16,023          $(360,462)    $648,399
                                                  =======      ========           ======          =========     ========
Liabilities
  Current liabilities:
    Outstanding checks in excess of deposits    $       -           $ -          $     -          $       -     $      -
    Accounts payable                                    0       143,185           41,037           (129,978)      54,244
    Accrued liabilities                            (9,063)       40,487             (291)                 0       31,133
                                                  -------      --------           ------          ---------     --------
      Total current liabilities                    (9,063)      183,672           40,746           (129,978)      85,377
  Long-term debt                                        0       125,000                0                  0      125,000
  Other long-term liabilities                           0         8,859                0                  0        8,859
  Accrued pension benefits                              0        15,930                0                  0       15,930
  Accrued postretirement benefits                       0        86,704                0                  0       86,704
                                                  -------      --------           ------          ---------     --------
      Total liabilities                            (9,063)      420,165           40,746           (129,978)     321,870
                                                  -------      --------           ------          ---------     --------

  Commitments and contingencies                         -             -                -                  -            0

Stockholders' Equity
  Common stock                                        159             1                0                 (1)         159
  Additional paid-in capital                      398,794       273,774            5,000           (278,774)     398,794
  Accumulated deficit                             (69,621)      (18,568)         (29,723)            48,291      (69,621)
  Unearned compensation                              (672)            0                0                  0         (672)
  Accumulated other comprehensive income:
    Minimum pension liability adjustment                -        (2,131)               0                  0       (2,131)
                                                  -------      --------           ------          ---------     --------
      Total stockholders' equity                  328,660       253,076          (24,723)          (230,484)     326,529
                                                  -------      --------           ------          ---------     --------
      Total liabilities and stockholders' equity $319,597      $673,241         $ 16,023          $(360,462)    $648,399
                                                  =======      ========           ======          =========     ========

       Combining Statement of Income for the year ended December 31, 1999
                                 (in thousands)

                                                  Parent
                                                 Company        Subsidiary    Non-guarantor                       Combined
                                                   Only         Guarantors     Subsidiaries     Eliminations       Totals
                                                 --------      -----------     -------------    ------------     ---------
Net sales                                        $      -    $1,045,916         $      -          $       -   $1,045,916
Cost of goods sold                                      -       959,051                -                  -      959,051
                                                  -------      --------           ------          ---------     --------
   Gross profit                                         -        86,865                -                  -       86,865
Selling, general and administrative expenses          514        53,427                8                  -       53,949
Amortization of goodwill                                -         4,476                -                  -        4,476
                                                  -------      --------           ------          ---------     --------
   Operating income (loss)                           (514)       28,962               (8)                 -       28,440
Other income (expense), net                        11,030         2,861                -            (11,030)       2,861
Interest income (expense), net                        318          (407)         (19,244)                 -      (19,333)
                                                  -------      --------           ------          ---------     --------
   Income (loss) before income taxes               10,834        31,416          (19,252)           (11,030)      11,968
Income tax expense (benefit)                         (177)        1,134                -                  -          957
                                                  -------      --------           ------          ---------     --------
   Net income (loss)                             $ 11,011      $ 30,282        $ (19,252)         $ (11,030)    $ 11,011
                                                  =======      ========           ======          =========     ========

       Combining Statement of Income for the year ended December 31, 1998
                                 (in thousands)

                                                 Parent
                                                 Company       Subsidiary     Non-guarantor                     Combined
                                                  Only         Guarantors      Subsidiaries     Eliminations     Totals
                                                 --------      -----------     -------------    ------------     ---------
Net sales                                        $      -     $ 967,949         $      -          $       -    $ 967,949
Cost of goods sold                                      -       898,494                -                  -      898,494
                                                  -------      --------           ------          ---------     --------
   Gross profit                                         -        69,455                -                  -       69,455
Selling, general and administrative expenses        1,252        42,295               11                  -       43,558
Amortization of goodwill                                -         4,476                -                  -        4,476
                                                  -------      --------           ------          ---------     --------
   Operating income (loss)                         (1,252)       22,684              (11)                 -       21,421
Other income (expense), net                           115           356                -               (106)         365
Interest income (expense), net                        173           891          (23,285)                 -      (22,221)
                                                  -------      --------           ------          ---------     --------
   Income (loss) before income taxes                 (964)       23,931          (23,296)              (106)        (435)
Income tax expense (benefit)                       (1,107)          529                -                  -         (578)
                                                  -------      --------           ------          ---------     --------
   Net income (loss)                             $    143      $ 23,402         $(23,296)         $    (106)    $    143
                                                  =======      ========           ======          =========     ========

       Combining Statement of Income for the year ended December 31, 1997
                                 (in thousands)

                                                  Parent
                                                 Company       Subsidiary      Non-guarantor                     Combined
                                                   Only        Guarantors      Subsidiaries     Eliminations      Totals
                                                 --------      -----------     -------------    ------------     ---------
Net sales                                       $       -    $1,090,777         $      -          $       -   $1,090,777
Cost of goods sold                                      -     1,002,734                -                  -    1,002,734
                                                  -------      --------           ------          ---------     --------
     Gross profit                                       -        88,043                -                  -       88,043
Selling, general and administrative expenses          691        41,281                -                  -       41,972
Amortization of goodwill                                -         4,478                -                  -        4,478
                                                  -------      --------           ------          ---------     --------
     Operating income (loss)                         (691)       42,284                -                  -       41,593
Other income (expense), net                         8,632           508                -             (8,653)         487
Interest income (expense), net                          -       (24,109)          (6,427)                 -      (30,536)
                                                  -------      --------           ------          ---------     --------
     Income (loss) before income taxes
       and extraordinary loss                       7,941        18,683           (6,427)            (8,653)      11,544
Income tax expense (benefit)                            -         2,422                -                  -        2,422
                                                  -------      --------           ------          ---------     --------
     Income (loss) before extraordinary loss        7,941        16,261           (6,427)            (8,653)       9,122
Extraordinary loss on early extinguishment of debt,
     net of income tax benefit                          -        (1,181)               -                  -       (1,181)
                                                  -------      --------           ------          ---------     --------
     Net income (loss)                           $  7,941      $ 15,080          $(6,427)         $  (8,653)   $   7,941
                                                  =======      ========           ======          =========     ========

     Combining Statement of Cash Flows for the year ended December 31, 1999
                                 (in thousands)

                                                                  Parent
                                                                 Company     Subsidiary    Non-guarantor                  Combined
                                                                   Only      Guarantors     Subsidiaries   Eliminations     Totals
                                                                 --------    ----------    -------------   ------------   ---------
Cash flows from operating activities:
  Net income                                                     $11,011      $ 30,282      $ (19,252)      $ (11,030)     $11,011
  Adjustments  to  reconcile  net income to net cash
  provided by operations:
    Depreciation and amortization                                    217        36,296              0               0       36,513
    Loss on disposal of property, plant and equipment                  -           389              -               -          389
    Issuance of common stock in connection with stock awards          44             -              -               -           44
    Equity in undistributed net income of subsidiaries                 -       (11,030)             -          11,030            0
    Changes in assets and liabilities:
      Decrease (increase) in accounts receivable, net             (6,248)      (43,139)             0          49,497          110
      (Increase) in inventories                                        0       (32,445)             0               0      (32,445)
      (Increase) in prepayments and other current assets            (190)       (4,307)       (23,957)              0      (28,454)
      (Increase) decrease in other noncurrent assets             (11,054)       13,932              0               0        2,878
      (Decrease) increase in accounts payable                          0        50,091         43,099         (49,497)      43,693
      Increase (decrease) in accrued liabilities                   9,476        (1,559)           110               0        8,027
      (Decrease) in other liabilities                                  0        (3,001)             0               0       (3,001)
                                                                 -------       -------       --------        --------      -------
         Net cash provided by operating activities                 3,256        35,509              0               0       38,765
                                                                 -------       -------       --------        --------      -------
Cash flows from investing activities:
  Purchases of property, plant and equipment                           0       (36,715)             0               0      (36,715)
  Proceeds from sale of property, plant and equipment                  0            12              0               0           12
                                                                 -------       -------       --------        --------      -------
    Net cash (used in) investing activities                            0       (36,703)             0               0      (36,703)
                                                                 -------       -------       --------        --------      -------
Cash flows from financing activities:
  Increase (decrease) in outstanding checks in excess of deposits      0         1,188              0               0        1,188
  Proceeds from long-term debt                                         -        46,770              -               -       46,770
  Repayments of long-term debt                                         -       (46,770)             -               -      (46,770)
  Cash dividends paid                                             (3,256)            -              -               -       (3,256)
                                                                 -------       -------       --------        --------      -------
    Net cash (used in) provided by financing activities           (3,256)        1,188              0               0       (2,068)
                                                                 -------       -------       --------        --------      -------
Net (decrease) in cash and cash equivalents                            0            (6)             0               0           (6)
Cash and cash equivalents at beginning of period                       -             6              -               -            6
                                                                 -------       -------       --------        --------      -------
    Cash and cash equivalents at end of period                   $     -       $     -       $      -         $     -     $      -
                                                                 =======       =======       ========        ========      =======

     Combining Statement of Cash Flows for the year ended December 31, 1998
                                 (in thousands)

                                                                  Parent
                                                                 Company     Subsidiary    Non-guarantor                  Combined
                                                                   Only      Guarantors     Subsidiaries   Eliminations    Totals
                                                                 --------    ----------    -------------   ------------   ---------
Cash flows from operating activities:
  Net income                                                    $    143      $ 23,402      $(23,296)        $  (106)    $    143
  Adjustments  to  reconcile  net income to net cash
  provided by operations:
    Depreciation and amortization                                    465        34,263             -               -       34,728
    Loss on disposal of property, plant and equipment                  -         1,453             -               -        1,453
    Issuance of common stock in connection with stock awards          72             -             -               -           72
    Equity in undistributed net income of subsidiaries                 -          (106)            -             106            -
    Changes in assets and liabilities:
      (Increase) decrease in accounts receivable, net                  -          (255)            -             382          127
      (Increase) in inventories                                        -        (3,335)            -               -       (3,335)
      (Increase) decrease in prepayments and other current assets     (2)       (4,006)       23,748               -       19,740
      Decrease (increase) in other noncurrent assets              11,675       (11,277)            -               -          398
      Increase (decrease) in accounts payable                          -       (13,652)          397            (382)     (13,637)
      (Decrease) increase in accrued liabilities                  (9,164)       13,978          (849)              -        3,965
      Increase in other liabilities                                    -         2,931             -               -        2,931
                                                                 -------       -------       --------        --------      -------
        Net cash provided by operating activities                  3,189        43,396             -               -       46,585
                                                                 -------       -------       --------        --------      -------
Cash flows from investing activities:
  Purchases of property, plant and equipment                           -       (33,650)            -               -      (33,650)
  Proceeds from sale of property, plant and equipment                  -            32             -               -           32
                                                                 -------       -------       --------        --------      -------
    Net cash (used in) investing activities                            -       (33,618)            -               -      (33,618)
                                                                 -------       -------       --------        --------      -------
Cash flows from financing activities:
  Increase (decrease) in outstanding checks in excess of deposits      -        (9,122)            -               -       (9,122)
  Proceeds from long-term debt                                         -        45,150             -               -       45,150
  Repayments of long-term debt                                         -       (45,800)            -               -      (45,800)
  Cash dividends paid                                             (3,189)            -             -               -       (3,189)
                                                                 -------       -------       --------        --------      -------
    Net cash (used in) financing activities                       (3,189)       (9,772)            -               -      (12,961)
                                                                 -------       -------       --------        --------      -------
Net increase in cash and cash equivalents                              -             6             -               -            6
Cash and cash equivalents at beginning of period                       -             -             -               -            -
                                                                 -------       -------       --------        --------      -------
    Cash and cash equivalents at end of period                   $     -      $      6       $     -        $      -     $      6
                                                                 =======       =======       ========        ========      =======

     Combining Statement of Cash Flows for the year ended December 31, 1997
                                 (in thousands)

                                                                   Parent
                                                                  Company    Subsidiary    Non-guarantor                  Combined
                                                                    Only     Guarantors     Subsidiaries   Eliminations    Totals
                                                                 --------    ----------    -------------   ------------   ---------
Cash flows from operating activities:
  Net income                                                     $ 7,941      $ 15,080       $ (6,427)      $(8,653)       $ 7,941
  Adjustments  to  reconcile  net income to net cash
  provided by operations:
    Depreciation and amortization                                    456        34,254              0             0         34,710
    Extraordinary loss on early extinguishment of debt                 -         1,495              -             -          1,495
    Loss on disposal of property, plant and equipment                  -         1,271              -             -          1,271
    Issuance of common stock in connection with stock awards          84             -              -             -             84
    Proceeds from the initial sale of accounts receivable              -       150,000              -             -        150,000
    Equity in undistributed net income of subsidiaries                 -        (8,653)             -         8,653              0
    Changes in assets and liabilities:
      (Increase) in accounts receivable, net                     (89,091)      (91,297)             0       133,738        (46,650)
      Decrease in inventories                                          0         2,278              0             0          2,278
      Decrease (increase) in prepayments and other current assets      0        46,741        (39,771)            0          6,970
      (Increase) decrease in other noncurrent assets              (5,814)        6,015              0             0            201
      (Decrease) increase in accounts payable                     (4,142)       82,781         40,640      (133,738)       (14,459)
      Increase (decrease) in accrued liabilities                     101        (9,842)           558             0         (9,183)
      Increase in other liabilities                                    0            13              0             0             13
                                                                 -------       -------       --------        --------      -------
        Net cash (used in) provided by operating activities      (90,465)      230,136         (5,000)            0        134,671
                                                                 -------       -------       --------        --------      -------
Cash flows from investing activities:
  Initial investment in subsidiary                                (5,000)            -              -         5,000              0
  Net cash and cash equivalents (outflow) from acquisition             -        (2,894)             -             -         (2,894)
  Purchases of property, plant and equipment                           0       (21,736)             0             0        (21,736)
  Proceeds from sale of property, plant and equipment                  0            28              0             0             28
                                                                 -------       -------       --------        --------      -------
    Net cash (used in) provided by investing activities           (5,000)      (24,602)             0         5,000        (24,602)
                                                                 -------       -------       --------        --------      -------
Cash flows from financing activities:
  Increase (decrease) in outstanding checks in excess of deposits      0         9,122              0             0          9,122
  Proceeds from long-term debt                                         -       294,950              -             -        294,950
  Repayments of long-term debt                                         -      (511,550)             -             -       (511,550)
  Proceeds from issuance of common stock                          97,793             -          5,000        (5,000)        97,793
  Cash dividends paid                                             (2,328)            -              -             -         (2,328)
                                                                 -------       -------       --------        --------      -------
    Net cash provided by (used in) financing activities           95,465      (207,478)         5,000        (5,000)      (112,013)
                                                                 -------       -------       --------        --------      -------
Net (decrease) in cash and cash equivalents                            0        (1,944)             0             0         (1,944)
Cash and cash equivalents at beginning of period                       -         1,944              -             -          1,944
                                                                 -------       -------       --------        --------      -------
    Cash and cash equivalents at end of period                   $     -    $        -        $     -       $     -       $      -
                                                                 =======       =======       ========        ========      =======

                          Commonwealth Industries, Inc.
                         Report of Independent Auditors

Board of Directors and Stockholders
Commonwealth Industries, Inc.

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Commonwealth Industries, Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
         As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for inventories from the first-in, first-out (FIFO) method to the last-in, first-out (LIFO) method effective January 1, 1999.


/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky
January 20, 2000