Form 10-K, Exhibit 13
period 2000-12-31
COMMONWEALTH INDUSTRIES INC/DE/
filed 2001-03-27
CIK 934747

Portions of the annual report to stockholders for the year ended December 31, 2000 which are expressly incorporated by reference in this filing follow. Such items are proceeded by an index which shows the location in this Annual Report on Form 10-K where such items are incorporated by reference and the location of the item in the annual report to stockholders for the year ended December 31, 2000.

                                      INDEX

Reference   Incorporation                                          Page number
letter in   location in                                            in annual
this        this                                                   report to
Exhibit     Form 10-K          Description of Item                 stockholders
-------     --------------     ------------------------------      ------------
  (A)       Part II, item 6    Consolidated Selected                   page 9
                                 Financial Data

  (B)       Part II, item 7    Management's Discussion and             pages 10
                                  Analysis of Financial Condition      thru 15
                                  and Results of Operations

            Part II, item 7A   Quantitative and Qualitative            pages 13
                                  Disclosures About Market Risk        thru 14

  (C)       Part II, item 8    Consolidated Balance Sheet              page 16

            Part II, item 8    Consolidated Statement of Income        page 17

            Part II, item 8    Consolidated Statement of               page 17
                                  Comprehensive Income

            Part II, item 8    Consolidated Statement of               page 18
                                  Changes in Stockholders'
                                  Equity

            Part II, item 8    Consolidated Statement of               page 19
                                   Cash Flows

            Part II, item 8    Notes to Consolidated                   pages 20
                                  Financial Statements                 thru 40

            Part II, item 8    Report of Independent Auditors          page 41

The items follow:

                                                     Exhibit 13 item (A)
                                                     -------------------

                          COMMONWEALTH INDUSTRIES, INC.
                      Consolidated Selected Financial Data
                      (in thousands except per share data)

                                                                           Year ended December 31,
                                   ------------------------------------------------------------------------------------------------
                                        2000                1999                  1998                1997                 1996
                                   --------------      --------------       ---------------      --------------       -------------
Statement of Income Data:
Net sales (1)                         $ 1,125,142         $ 1,074,939             $ 992,004         $ 1,115,178           $ 755,690
Gross profit                               82,205              86,865                69,455              88,043              49,312
Operating income                           21,929              28,440                21,421              41,593              19,262
Income before extraordinary loss            3,491              11,011                   143               9,122              14,756
Net income (2)                              3,491              11,011                   143               7,941              13,401

Net income per share data: (2)
  Basic and diluted
    Income before extraordinary loss       $ 0.21              $ 0.68                $ 0.01              $ 0.78              $ 1.45
    Extraordinary loss                          -                   -                     -               (0.10)              (0.13)
                                   --------------      --------------       ---------------      --------------       -------------
    Net income                             $ 0.21              $ 0.68                $ 0.01              $ 0.68              $ 1.32
                                   ==============      ==============       ===============      ==============       =============

  Cash dividends paid per share            $ 0.20              $ 0.20                $ 0.20              $ 0.20              $ 0.20

Operating Data:
Depreciation and amortization            $ 39,351            $ 36,513              $ 34,728            $ 34,710            $ 22,452
Capital expenditures                     $ 18,445            $ 36,715              $ 33,650            $ 21,736            $ 14,841
Commonwealth Aluminum business unit:
  Net sales (1)                         $ 990,961           $ 944,438             $ 865,043           $ 983,340           $ 719,498
  Shipments (pounds)                      966,597           1,022,680               884,169             990,207             712,480
Alflex business unit:
  Net sales (1)                         $ 134,181           $ 130,501             $ 126,961           $ 131,838            $ 36,192
  Shipments (feet)                        592,863             576,205               517,380             521,711             136,936

Balance Sheet Data:
Working capital                         $ 138,462           $ 123,067             $ 115,192           $ 112,924           $ 207,061
Total assets                              655,340             706,322               648,399             667,421             794,582
Total debt                                125,000             125,000               125,000             125,650             342,250
Total stockholders' equity                338,393             336,676               326,529             330,473             227,223

(1) Net sales for all years prior to 2000 have been restated to reflect the current classification of shipping costs incurred as a component of cost of goods sold instead of a reduction of sales in accordance with the requirements of Emerging Issues Task Force Issue No. 00-10.

(2) 2000 and 1999 net income and net income per share reflect the Company's change in its inventory accounting method from first-in, first-out (FIFO) method to the last-in, first-out (LIFO) method effective January 1, 1999.

                                                     Exhibit 13 item (B)
                                                     -------------------

                          COMMONWEALTH INDUSTRIES, INC.
Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following is a discussion of the consolidated financial condition and results of operations of the Company for each of the years in the three-year period ended December 31, 2000, and certain factors that may affect the Company's prospective financial condition. This section should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2000 and the notes thereto. The following discussion contains statements which are forward-looking rather than historical fact. These forward-looking statements are made pursuant to the safe harbor provisions of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended, and involve risks and uncertainties that could render them materially different, including, but not limited to, the effect of global economic conditions, the impact of competitive products and pricing, product development and commercialization, availability and cost of critical raw materials, the rate of technological change, product demand and market acceptance risks, capacity and supply constraints or difficulties, the success of the Company in implementing its business strategy, and other risks as detailed in the Company's various Securities and Exchange Commission filings.

Overview
         The Company manufactures non-heat treat coiled aluminum sheet for distributors and the transportation, construction and consumer durables end-use markets and electrical flexible conduit and prewired armored cable for the commercial construction and renovation markets. The Company's principal raw materials are aluminum scrap, primary aluminum, copper and steel. Trends in the demand for aluminum sheet products in the United States and in the prices of aluminum primary metal, aluminum scrap and copper commodities affect the business of the Company. The Company's operating results also are affected by factors specific to the Company, such as the margins between selling prices for its products and its cost of raw material ("material margins") and its unit cost of converting raw material into its products ("conversion cost"). While changes in aluminum and copper prices can cause the Company's net sales to change significantly from period to period, net income is more directly impacted by fluctuations in material margins.
         Although the demand for aluminum sheet products is cyclical, over the longer term demand has continued to increase, reflecting general population and economic growth and the advantages of aluminum's light weight, high degree of formability, resistance to corrosion and recyclability.
         The price of aluminum metal affects the price of the Company's products and in the longer term can have an effect on the competitive position of aluminum in relation to alternative materials. The price of primary metal is determined largely by worldwide supply and demand conditions and is highly cyclical. The price of primary aluminum in world markets greatly influences the price of aluminum scrap, the Company's principal raw material. Significant movements in the price of primary aluminum can affect the Company's margins because aluminum sheet prices do not always move simultaneously nor necessarily to the same degree as the primary markets. The Company seeks to manage its material margins by focusing on higher margin products and by sourcing the scrap and primary metal markets in the most cost-effective manner, including the use of futures contracts and options to hedge anticipated raw material requirements based on firm-priced sales and purchase orders.
         The Company announced during October 2000 that it had signed a 10-year guaranteed supply agreement with Glencore Ltd. ("Glencore"), a leading diversified trading and industrial company, for the purchase of primary aluminum. Under the agreement, the Company committed to purchase a minimum of
1.2 billion pounds of P1020/99.7% aluminum from Glencore over the 10-year term beginning in January 2001.
         During 2000, net sales of the Company's aluminum sheet products increased by 5% from the year 1999 while shipment volume decreased 5% from 1999. Demand for the Company's aluminum sheet products decreased in the last half of 2000 due to the Company's customers reducing inventories built earlier in the year, the dampening effect of higher interest rates and a general economic weakening of the truck trailer, distribution and building and construction markets. Despite the weak demand, material margins increased in 2000 compared to 1999. Part of the increase in the material margins is due to improvements in product mix, the Company's ability to utilize lower-cost raw materials as well as the effects of LIFO inventory adjustments triggered by the Company's declining inventory levels.
         Shipments for the Company's electrical products in 2000 were up 3% versus 1999 however demand slowed in the last quarter of 2000 as price increases on armored cable affected unit volume along with continuing competitive conditions and slower economic growth in this business. Material margins on the Company's electrical products, while improved somewhat due to the price increases mentioned above, continued to be under pressure during 2000 and are below the levels achieved in 1999 due to expansions of existing production by competitors and the entry of new participants into the market as well as the effects of higher material costs for aluminum and copper wire.
         Effective January 1, 1999, the Company changed its inventory accounting method for certain inventories from the first-in, first-out (FIFO) method to the last-in, first-out (LIFO) method and modified the LIFO calculation for the inventories historically recorded under the LIFO method. The Company believes the adoption of the LIFO method for all aluminum sheet inventories is preferable as LIFO is the inventory method most prevalent in the industry, provides a consistent inventory accounting method for aluminum sheet inventories, and results in more appropriate matching of cost of goods sold with related sales revenues.
         The effect of this change in accounting principle was to decrease net income reported for the twelve months ended December 31, 1999 by $12.1 million, or $0.74 per share compared to 1998 when FIFO was used. In addition, during 2000 LIFO inventory quantities were reduced, resulting in a partial liquidation of the LIFO bases, the effect of which increased net income for 2000 by approximately $4.5 million, or $0.27 per share. See note 3 to the consolidated financial statements for additional information.

Results of Operations for 2000, 1999 and 1998
         Net Sales. Net sales for 2000 increased 5% to $1.13 billion (including $134.2 million from the Company's Alflex electrical products subsidiary) from $1.07 billion (including $130.5 million from Alflex) in 1999. The increase is due to higher overall selling prices and a strong demand during the first half of 2000 which more than offset a softening in demand during the last six months of 2000 due to the reasons mentioned previously. Unit sales volume of aluminum products decreased 5% to 967 million pounds in 2000 from 1.02 billion pounds in 1999. Alflex unit sales volume was 592.9 million feet for 2000 compared to 576.2 million feet for 1999.
         In 1999 net sales increased 8% to $1.07 billion (including $130.5 million from Alflex) from $992.0 million (including $127.0 million from Alflex) in 1998. The increase is due to higher shipments which was partially offset by lower aluminum and copper prices. Unit sales volume of aluminum products increased 16% to 1.02 billion pounds in 1999 from 884.2 million pounds in 1998. Alflex unit sales volume was 576.2 million feet for 1999 compared to 517.4 million feet for 1998.
         Gross Profit. Gross profit decreased 5% (to 7.3% of net sales) in 2000 after a 25% increase (to 8.1% of net sales) in 1999 from 1998 gross profit (7.0% of net sales). The 2000 decrease was due primarily to the impact of lower material margins and higher unit manufacturing costs in the Company's electrical products business and higher unit manufacturing costs in the Company's aluminum products business. These factors more than offset higher material margins and the impact of a LIFO inventory liquidation in the Company's aluminum products business. The 1999 increase was attributable to increased sales volume which more than offset the effect of lower unit sales prices and slightly lower material margins.
         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 3% in 2000. Contributing to the increase were increased bad debt reserves, additional depreciation due to Y2K related projects, charges related to employee workforce reductions and an increase at Alflex associated with higher sales volume. Limiting the amount of the increase was the decrease in salary and benefits expense due to the employee workforce reductions, office consolidation including the closing of the Chicago sales office and reduction of leased space, and overall impact of cost-cutting initiatives implemented in the second half of 2000. Selling, general and administrative expenses increased 23.9% in 1999 from 1998. Contributing factors were increases at Alflex associated with the infrastructure required to support the growth of this business segment, increased costs related to Year 2000 compliance, a new variable compensation plan, a new executive compensation plan related to the Company's executive stock purchase incentive program and additional office expenses due to renovation and expansion of office facilities.
         Amortization of Goodwill. Amortization of goodwill was $4.5 million in 2000, 1999 and 1998.
         Operating Income. Operating income decreased by 23% in 2000 to $21.9 million, compared with a 1999 increase of 33% to $28.4 million, in each case reflecting the factors mentioned above.
         Other Income (Expense), Net. Other income (expense), net in 2000 includes $0.8 million of income related to insurance claims filed for a fire that interrupted business at the Company's Uhrichsville, Ohio aluminum mill. Other income (expense), net in 1999 includes $1.9 million of income related to insurance claims filed for a fire that destroyed an inactive production facility.
         Interest Expense, Net. Interest expense in 2000 increased 4% to $20.1 million from $19.3 million in 1999. The increase in the Company's interest expense is primarily due to the higher interest rates under the Company's accounts receivable securitization facility. Interest expense in 1999 decreased 13% to $19.3 million from $22.2 million in 1998. The 1999 decrease in the Company's interest expense is primarily due to the reduction in amounts outstanding under the Company's accounts receivable securitization facility.
         Income Tax Expense (Benefit). Income tax expense (benefit) in 2000, 1999 and 1998 reflect the use of the Company's net operating loss ("NOL") carryforwards to offset taxable income for federal income tax purposes. At December 31, 2000, the Company had remaining available NOL carryforwards of approximately $61 million. These NOL carryforwards will expire in various amounts from 2000 through 2008. The amount of taxable income that can be offset by NOL carryforwards arising prior to the initial public offering of the Company in March 1995 is subject to an annual limitation of approximately $9.6 million plus certain gains included in taxable income which are attributable to the Company prior to the initial public offering.
         The Company recognized an income tax expense of $0.3 million in 2000 compared to an income tax expense of $1.0 million in 1999 and an income tax benefit of $0.6 in 1998. The 1999 change is due to the increase in the Company's taxable income and a $1.5 million favorable adjustment recorded in the first quarter of 1998 to the prior year's tax expense. The adjustment resulted from the filing of amended federal income tax returns for prior years.
         Net Income. Net income for 2000 decreased to $3.5 million from $11.0 million in 1999, after 1999 net income had increased from the $0.1 million reported in 1998, in each case reflecting the factors described above for each year.

Liquidity and Capital Resources
         The Company's sources of liquidity are cash flows from operations, the Company's accounts receivable securitization facility described below and borrowings under its $100 million revolving credit facility. The Company believes these sources will be sufficient to fund its working capital requirements, capital expenditures, debt service and dividend payments for at least through 2001.
         On September 26, 1997, the Company sold all of its trade accounts receivables to a 100% owned subsidiary, Commonwealth Financing Corp. ("CFC"). Simultaneously, CFC entered into a three-year accounts receivable securitization facility with a financial institution and its affiliate, whereby CFC sells, on a revolving basis, an undivided interest in certain of its receivables and receives up to $150.0 million from an unrelated third party purchaser at a cost of funds linked to commercial paper rates plus a charge for administrative and credit support services. During September 2000, the Company and the financial institution extended the accounts receivable securitization facility for an additional three-year period ending in September 2003. At December 31, 2000, the Company had outstanding $69.0 million under the agreement and had $72.4 million of net residual interest in the securitized receivables. The net residual interest in the securitized receivables is included in other current assets in the Company's consolidated financial statements.
         The Company's cash flows from operations in 2000, 1999 and 1998 were $33.0 million, $38.8 million and $46.6 million, respectively. Working capital increased to $138.5 million at December 31, 2000 from $123.1 million at December 31, 1999 and $115.2 million at December 31, 1998.
         The Company's revolving credit facility permits borrowings and letters of credit up to $100.0 million outstanding at any time. Availability is subject to satisfaction of certain covenants and other requirements. At December 31, 2000 $99.2 million was available. The facility expires on September 2, 2002.
         Capital expenditures were $18.4 million, $36.7 million and $33.7 million in 2000, 1999 and 1998, respectively, and are estimated to be $15 million in 2001, all generally related to upgrading and expanding the Company's manufacturing and other facilities and meeting environmental requirements.
         The indicated annual rate of dividends being paid on the Company's Common Stock is $0.20 per share, or an annual total of about $3.3 million.

Risk Management
         Commodity Price Risk. The price of aluminum is subject to fluctuations due to unpredictable factors on the worldwide market. To reduce this market risk, the Company follows the policy of hedging its anticipated raw material requirements based on firm-priced sales and purchase orders. The Company purchases and sells futures contracts and options on the London Metal Exchange ("LME") based on its anticipated purchase requirements, net of fixed price purchase commitments and expected inventory decrements. At December 31, 2000, the Company held purchase and sales commitments through 2001 totaling $44 million and $168 million, respectively.
         The Company generally buys LME futures contracts and options to purchase aluminum to hedge net anticipated purchases and sells LME futures and options to reduce the position when a firm purchase commitment is entered into. The change in market value of such LME contracts has a high correlation to the price changes of the hedged commodity (aluminum scrap and ingot). To obtain a matching of revenues and expenses realized gains or losses arising from LME contracts are included in inventories as a cost of raw materials and reflected in the consolidated statement of income when the product is sold. The Company had no deferred realized losses or gains as of December 31, 2000 and $0.7 million of deferred realized losses as of December 31, 1999 on closed futures contracts and options. Deferred realized losses are recorded as an increase in the carrying value of inventory and deferred realized gains are recorded as a reduction in the carrying value of inventory.
         The Company also uses futures contracts to manage risks associated with its natural gas requirements.
         At December 31, 2000 and 1999, the Company had open aluminum futures contracts and options and natural gas futures with a fair value of $105.5 million and $88.0 million, respectively. The Company had net unrealized gains of $7.0 million and $7.9 million as of December 31, 2000 and 1999, respectively, on these open futures contracts and options.
         Net unrealized gains and losses on open futures and option contracts are recorded in the consolidated balance sheet as accrued liabilities and prepayments and other current assets, respectively. The net unrealized gain of $7.0 million at December 31, 2000 consists only of unrealized gains while the net unrealized gain of $7.9 million at December 31, 1999 consists of unrealized gains due from brokers of $10.9 million and unrealized losses due to brokers of $3.0 million. Futures contracts and options are valued at the closing price on the last business day of the year.
         A sensitivity analysis has been prepared to estimate the Company's exposure to market risk related to its LME position. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in the price of the futures contract. On December 31, 2000 the Company had approximately 57,650 metric tonnes of LME futures contracts. A hypothetical 10 % change from the 2000 year-end three-month high grade aluminum price of $1,563 per metric tonne would result in a change in fair value of $9.0 million in these contracts. However it should be noted that any change in the fair value of these contracts would be significantly offset with an inverse change in the cost of metal to be purchased.
         Also, a sensitivity analysis has been prepared to estimate the Company's exposure to market risk related to its NYMEX Henry Hub natural gas futures. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in the price of the futures contract. On December 31, 2000 the Company had approximately 2.4 million cubic feet of NYMEX futures contracts. A hypothetical 10 % change from the 2000 year-end three-month natural gas price of $6.291 per cubic foot would result in a change in fair value of $1.5 million in these contracts. However it should be noted that any change in the fair value of these contracts would be significantly offset with an inverse change in the cost of gas to be purchased.
         Credit Risk. As discussed previously, the Company utilizes futures contracts and options to protect against exposures to commodity price risk in the aluminum and natural gas markets. The Company is exposed to losses in the event of non-performance by the counterparties to these agreements; however, the Company does not anticipate non-performance by the counterparties. Prior to conducting business with a potential customer, credit checks are performed on the customer to determine creditworthiness and assess credit risk. In addition, an indirect credit exposure review is performed on all customers. Trading partners (brokers) are evaluated for creditworthiness and risk assessment prior to initiating trading activities with the brokers. However, the Company does not require collateral to support broker transactions. In addition, all brokers trading on the LME with U.S. clients are regulated by the Commodities Trading and Futures Commission, which requires the brokers to be fully insured against unrealized losses owed to clients. At December 31, 2000, credit lines totaling $64 million were available at various brokerages used by the Company.
         Interest Rate Risk. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this mix in a cost-effective manner, the Company, from time to time, enters into interest rate swap agreements. At December 31, 2000 the Company had an interest rate swap contract with a notional amount of $5 million which expires in September 2001. With respect to this agreement, the Company pays a fixed rate of interest and receives a LIBOR-based floating rate. The counterparty to the interest rate contract is a major commercial bank and management believes that losses related to credit risk are remote. The fair value of this interest rate swap agreement at December 31, 2000 was a liability of $0.11 million.
         A sensitivity analysis has been prepared to estimate the Company's exposure to market risk related to its interest rate position. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 100 basis point change in interest rates relating to the interest rate swap agreement. A hypothetical 100 basis point change in interest rates would result in a change in fair value of $0.05 million in the interest rate swap agreement.

Recently Issued Accounting Standards
         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in net income unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company has evaluated it's hedging practices and has determined that the Company will be eligible for hedge accounting as defined under SFAS No. 133 and currently expects to adopt SFAS No. 133 in the Company's first quarter 2001 reporting, as required by the FASB's Statement of Financial Accounting Standard No. 137, issued in June 1999. Management has determined that the impact of SFAS No. 133, including Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" which was issued in June 2000, on the Company's future financial reporting will be minimal due to the effectiveness of the Company's hedging program.
         In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The Company adopted SAB 101 as required by December 31, 2000 and the adoption did not have a material impact on the Company's results of operations or financial position. In addition, during 2000, the Company began classifying shipping costs incurred as a component of cost of goods sold instead of a reduction of sales in accordance with the requirements of Emerging Issues Task Force Issue No. 00-10 which resulted from issues addressed in SAB 101. All prior year periods have been restated to conform to this classification.
         In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 140"). The Statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. SFAS No. 140 also includes provisions that require additional disclosures in the financial statements for fiscal years ending after December 15, 2000. Additional disclosures have been included in note 2 to the consolidated financial statements. This Statement is not expected to have a material impact on the Company's results of operations or financial position.

                                                     Exhibit 13 item (C)
                                                     -------------------
                          COMMONWEALTH INDUSTRIES, INC.
                           Consolidated Balance Sheet
                        (in thousands except share data)

                                                                                    December 31,
                                                                        --------------------------------------
                                                                            2000                     1999
                                                                        -------------            -------------
Assets
Current assets:
          Cash and cash equivalents                                        $  11,514                $       -
          Accounts receivable, net                                               111                      118
          Inventories                                                        137,685                  207,413
          Prepayments and other current assets                                83,730                   53,821
                                                                        -------------            -------------
               Total current assets                                          233,040                  261,352
Property, plant and equipment, net                                           258,963                  275,531
Goodwill, net                                                                160,134                  164,610
Other noncurrent assets                                                        3,203                    4,829
                                                                        -------------            -------------
               Total assets                                                $ 655,340                $ 706,322
                                                                        =============            =============

Liabilities
Current liabilities:
          Outstanding checks in excess of deposits                         $       -                $   1,188
          Accounts payable                                                    53,522                   97,937
          Accrued liabilities                                                 41,056                   39,160
                                                                        -------------            -------------
               Total current liabilities                                      94,578                  138,285
Long-term debt                                                               125,000                  125,000
Other long-term liabilities                                                    6,369                    8,412
Accrued pension benefits                                                       9,085                   12,482
Accrued postretirement benefits                                               81,915                   85,467
                                                                        -------------            -------------
               Total liabilities                                             316,947                  369,646
                                                                        -------------            -------------

Commitments and contingencies                                                      -                        -

Stockholders' Equity
     Common stock, $0.01 par value, 50,000,000 shares authorized,
          16,528,051 and 16,606,000 shares outstanding at
          December 31, 2000 and 1999, respectively                               165                      166
     Additional paid-in capital                                              408,505                  409,062
     Accumulated deficit                                                     (61,688)                 (61,866)
     Unearned compensation                                                        (7)                    (175)
     Notes receivable from sale of common stock                               (8,582)                 (10,511)
     Accumulated other comprehensive income:
         Minimum pension liability adjustment                                      -                        -
                                                                        -------------            -------------
               Total stockholders' equity                                    338,393                  336,676
                                                                        -------------            -------------
               Total liabilities and stockholders' equity                  $ 655,340                $ 706,322
                                                                        =============            =============

                 See notes to consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
                        Consolidated Statement of Income
                      (in thousands except per share data)

                                                                                  Year ended December 31,
                                                                   -------------------------------------------------------
                                                                       2000                 1999                 1998
                                                                   --------------      ---------------       -------------
Net sales                                                             $1,125,142           $1,074,939           $ 992,004
Cost of goods sold                                                     1,042,937              988,074             922,549
                                                                   --------------      ---------------       -------------
     Gross profit                                                         82,205               86,865              69,455
Selling, general and administrative expenses                              55,800               53,949              43,558
Amortization of goodwill                                                   4,476                4,476               4,476
                                                                   --------------      ---------------       -------------
     Operating income                                                     21,929               28,440              21,421
Other income (expense), net                                                1,975                2,861                 365
Interest expense, net                                                    (20,067)             (19,333)            (22,221)
                                                                   --------------      ---------------       -------------
     Income (loss) before income taxes                                     3,837               11,968                (435)
Income tax expense (benefit)                                                 346                  957                (578)
                                                                   --------------      ---------------       -------------
     Net income                                                       $    3,491           $   11,011           $     143
                                                                   ==============      ===============       =============

     Basic and diluted net income per share                           $     0.21           $     0.68           $    0.01
                                                                   ==============      ===============       =============

Weighted average shares outstanding
     Basic                                                                16,567               16,224              15,944
     Diluted                                                              16,573               16,281              15,947

                 See notes to consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
                 Consolidated Statement of Comprehensive Income
                                 (in thousands)

                                                                            Year ended December 31,
                                                             ------------------------------------------------------
                                                                 2000                1999                 1998
                                                             --------------      --------------       -------------
Net income                                                         $ 3,491            $ 11,011            $    143
Other comprehensive income, net of tax:
     Minimum pension liability adjustment                                -               2,131              (1,435)
                                                             --------------      --------------       -------------
Comprehensive income (loss)                                        $ 3,491            $ 13,142            $ (1,292)
                                                             ==============      ==============       =============

                 See notes to consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
            Consolidated Statement of Changes in Stockholders' Equity
                 (in thousands except share and per share data)

                                                                                                          Accumulated
                                                                                                             Other
                                                                                                         Comprehensive
                                                                                                 Notes      Income:
                                        Common Stock                                           Receivable   Minimum
                                     -------------------  Additional                            from Sale   Pension      Total
                                     Number of              Paid-in  Accumulated   Unearned     of Common  Liability  Stockholders'
                                      Shares      Amount    Capital    Deficit   Compensation     Stock    Adjustment   Equity
                                     ----------  -------  ---------- ----------  ------------  ----------  ----------- -----------
Balance December 31, 1997            15,941,500  $ 159    $ 398,757  $ (66,575)     $(1,172)   $      -     $ (696)     $ 330,473
Net income                                    -      -            -        143            -           -          -            143
Cash dividends, $0.20 per share               -      -            -     (3,189)           -           -          -         (3,189)
Minimum pension liability adjustment          -      -            -          -            -           -     (1,435)        (1,435)
Forfeiture of restricted stock           (2,500)     -          (35)         -           35           -          -              -
Amortization of unearned compensation         -      -            -          -          465           -          -            465
Issuance of stock in connection
  with stock awards                       5,000      -           72          -            -           -          -             72
                                     ----------  -------  ---------  ---------   ----------    ---------   ----------   ---------
Balance December 31, 1998            15,944,000    159      398,794    (69,621)        (672)          -     (2,131)       326,529
Net income                                    -      -            -     11,011            -           -          -         11,011
Cash dividends, $0.20 per share               -      -            -     (3,256)           -           -          -         (3,256)
Minimum pension liability adjustment          -      -            -          -            -           -      2,131          2,131
Forfeiture of restricted stock          (20,000)     -         (280)         -          280           -          -              -
Amortization of unearned compensation         -      -            -          -          217           -          -            217
Issuance of stock in connection
  with stock awards                       5,000      -           44          -            -           -          -             44
Common stock issued                     677,000      7       10,504          -            -     (10,511)         -              -
                                     ----------  -------  ---------  ---------   ----------   ----------   ----------   ---------
Balance December 31, 1999            16,606,000    166      409,062    (61,866)        (175)    (10,511)         -        336,676
Net income                                    -      -            -      3,491            -           -          -          3,491
Cash dividends, $0.20 per share               -      -            -     (3,313)           -           -          -         (3,313)
Minimum pension liability adjustment          -      -            -          -            -           -          -              -
Forfeiture of restricted stock          (10,000)     -         (176)         -          176           -          -              -
Amortization of unearned compensation         -      -            -          -           (8)          -          -             (8)
Issuance of stock in connection
  with stock awards                      12,051      -          121          -            -           -          -            121
Repayments of notes receivable and
  retirement of common stock            (80,000)    (1)        (502)         -            -       1,929          -          1,426
                                     ----------  -------  ---------  ---------   ----------   ----------   ----------   ---------
Balance December 31, 2000            16,528,051  $ 165    $ 408,505  $ (61,688)     $    (7)    $(8,582)    $    -      $ 338,393
                                     ==========  =======  =========  =========   ==========   ==========   ==========   =========

                 See notes to consolidated financial statements.
                          COMMONWEALTH INDUSTRIES, INC.
                      Consolidated Statement of Cash Flows
                                 (in thousands)

                                                                                               Year ended December 31,
                                                                                  -------------------------------------------------
                                                                                     2000                1999               1998
                                                                                  ------------       -------------       ----------
Cash flows from operating activities:
   Net income                                                                       $ 3,491             $11,011            $   143
   Adjustments to reconcile net income to net cash provided by operations:
        Depreciation and amortization                                                39,351              36,513             34,728
        Loss on disposal of property, plant and equipment                             1,280                 389              1,453
        Issuance of common stock in connection with stock awards                        121                  44                 72
        Changes in assets and liabilities:
             Decrease in accounts receivable, net                                         7                 110                127
             Decrease (increase) in inventories                                      69,728             (32,445)            (3,335)
             (Increase) decrease in prepayments and other current assets            (29,909)            (28,454)            19,740
             Decrease in other noncurrent assets                                        426               2,878                398
             (Decrease) increase in accounts payable                                (44,415)             43,693            (13,637)
             Increase in accrued liabilities                                          1,896               8,027              3,965
             (Decrease) increase in other liabilities                                (8,992)             (3,001)             2,931
                                                                                 -----------       -------------       ------------
                 Net cash provided by operating activities                           32,984              38,765             46,585
                                                                                 -----------       -------------       ------------
Cash flows from investing activities:
   Purchases of property, plant and equipment                                       (18,445)            (36,715)           (33,650)
   Proceeds from sale of property, plant and equipment                                   50                  12                 32
                                                                                 -----------       -------------       ------------
        Net cash (used in) investing activities                                     (18,395)            (36,703)           (33,618)
                                                                                 -----------       -------------       ------------
Cash flows from financing activities:
   (Decrease) increase in outstanding checks in excess of deposits                   (1,188)              1,188             (9,122)
   Proceeds from long-term debt                                                      57,100              46,770             45,150
   Repayments of long-term debt                                                     (57,100)            (46,770)           (45,800)
   Repayments of notes receivable from sale of common stock                           1,426                   -                  -
   Cash dividends paid                                                               (3,313)             (3,256)            (3,189)
                                                                                 -----------       -------------       ------------
        Net cash (used in) financing activities                                      (3,075)             (2,068)           (12,961)
                                                                                 -----------       -------------       ------------
Net increase (decrease) in cash and cash equivalents                                 11,514                  (6)                 6
Cash and cash equivalents at beginning of period                                          -                   6                  -
                                                                                 -----------       -------------       ------------
Cash and cash equivalents at end of period                                          $11,514             $     -            $     6
                                                                                 ===========       =============       ============
Supplemental disclosures:
    Interest paid                                                                   $21,098             $19,672            $22,385
    Income taxes paid (refund received)                                                 198               2,412                (10)
Non-cash activities:
    Issuance of common stock for notes receivable                                   $     -             $10,511            $     -
    Repayment of notes receivable from sale of common stock with
      common stock and subsequent retirement of common stock                            503                   -                  -

                 See notes to consolidated financial statements.

                         COMMONWEALTH INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies Commonwealth Industries, Inc. (the "Company") operates principally in the United States in two business segments. The aluminum segment manufactures common alloy aluminum sheet for distributors and the transportation, construction, and consumer durables end-use markets. The electrical products segment manufactures flexible electrical wiring products for the commercial construction and do-it-yourself markets.

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

Concentrations of Credit Risk
Futures contracts, options, cash investments and accounts receivable potentially subject the Company to concentrations of credit risk. The Company places its cash investments with high credit quality institutions. At times, such cash investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Credit risk with respect to accounts receivable exists related to concentrations of sales to aluminum distributors, who in turn resell the Company's aluminum products to end-use markets, including the consumer durables, building and construction and transportation markets. Concentrations of credit risk with respect to accounts receivable from the sale of electrical products are limited due to the large customer base, and their dispersion across many different geographical areas. During 2000, sales to one major customer amounted to approximately 14% of the Company's net sales. No other single customer accounted for more than 10% of the Company's net sales in 2000, 1999 or 1998. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral to support customer receivables.

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

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over forty years. Accumulated amortization was $19.1 million and $14.7 million at December 31, 2000 and 1999, respectively.

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

Financial Instruments
The Company enters into futures contracts and options to manage exposures to price risk related to aluminum and natural gas purchases. Gains, losses and premiums on these instruments which effectively hedge exposures are deferred and included in income as a component of the underlying transactions. The Company also uses interest rate swap agreements to manage interest rate risk. The difference between payments made and received under the interest rate swap agreements is recorded as a component of interest expense.

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

Revenue Recognition
The Company recognizes revenue upon passage of title to the customer.

During 2000, the Company began classifying shipping costs incurred as a component of cost of goods sold instead of a reduction of sales in accordance with the requirements of Emerging Issues Task Force Issue No. 00-10. All prior year periods have been restated to conform to this classification.

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

Recently  Issued  Accounting  Standards
In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in net income unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company has evaluated it's hedging practices and has determined that the Company will be eligible for hedge accounting as defined under SFAS No. 133 and currently expects to adopt SFAS No. 133 in the Company's first quarter 2001 reporting, as required by the FASB's Statement of Financial Accounting Standard No. 137, issued in June 1999. Management has determined that the impact of SFAS No. 133, including Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" which was issued in June 2000, on the Company's future financial reporting will be minimal due to the effectiveness of the Company's hedging program.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The Company adopted SAB 101 as required by December 31, 2000 and the adoption did not have a material impact on the Company's results of operations or financial position. In addition, during 2000, the Company began classifying shipping costs incurred as a component of cost of goods sold instead of a reduction of sales in accordance with the requirements of Emerging Issues Task Force Issue No. 00-10 which resulted from issues addressed in SAB 101. All prior year periods have been restated to conform to this classification.

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 140"). The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 also includes provisions that require additional disclosures in the financial statements for fiscal years ending after December 15, 2000. Additional disclosures have been included in note 2 to the consolidated financial statements. This Statement is not expected to have a material impact on the Company's results of operations or financial position.

2.  Accounts Receivable Securitization
On September 26, 1997, the Company sold all of its trade accounts receivables to a 100% owned subsidiary, Commonwealth Financing Corp. ("CFC"). Simultaneously, CFC entered into a three-year accounts receivable securitization facility with a financial institution and its affiliate whereby CFC can sell, on a revolving basis, an undivided interest in certain of its receivables and receive up to $150.0 million from an unrelated third party purchaser at a cost of funds linked to commercial paper rates plus a charge for administrative and credit support services. During September 2000, the Company and the financial institution extended the accounts receivable securitization facility for an additional three-year period ending in September 2003. At December 31, 2000 and 1999, the Company had outstanding under the agreement $69.0 million and $106.0 million, respectively, and had $72.4 million and $39.9 million, respectively, of net residual interest in the securitized receivables which is included in other current assets in the Company's consolidated financial statements. The fair value of the net residual interest is measured at the time of the sale and is based on the sale of similar assets. In 2000, the Company received gross proceeds of $41.0 million from the sale of receivables and made gross payments of $78.0 million under the agreement.

The Company maintains an allowance for uncollectible accounts based upon the expected collectibility of all consolidated trade accounts receivable, including receivables sold by CFC. The allowance was $2.9 million and $1.9 million at December 31, 2000 and 1999, respectively, and is netted against the net residual interest in the securitized receivables which is included in other current assets in the Company's consolidated financial statements.

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

The effect of this change in accounting principle was to decrease net income reported for the twelve months ended December 31, 1999 by $12.1 million, or $0.74 per share compared to 1998 when FIFO was used. The Company has omitted the disclosure of the cumulative effect of this change on retained earnings as of the date of the change and the pro forma effects of retroactive application due to such amounts not being determinable. Inventories at December 31 consist of the following (in thousands):

                                                    2000            1999
                                                    ----            ----
Raw materials                                    $50,154         $63,510
Work in process                                   49,473          80,210
Finished goods                                    33,899          62,278
Expendable parts and supplies                     15,850          15,895
                                                --------        --------
                                                 149,376         221,893
LIFO reserve                                     (11,691)        (14,480)
                                                --------        --------
                                                $137,685        $207,413
                                                ========        ========

Inventories of approximately $116.5 million and $183.3 million, included in the above totals (before the LIFO reserve) at December 31, 2000 and 1999, respectively, are accounted for under the LIFO method of accounting.

During 2000, LIFO inventory quantities were reduced, resulting in a partial liquidation of the LIFO bases, the effect of which increased net income by approximately $4.5 million, or $0.27 per share.

4.  Property, Plant and Equipment
Property, plant and equipment and the related accumulated depreciation at December 31 consist of the following (in thousands):

                                                    2000         1999
                                                    ----         ----
Land and improvements                            $21,804      $21,216
Buildings and improvements                        77,091       77,958
Machinery and equipment                          463,291      455,036
Construction in progress                          18,110       21,359
                                                 -------      -------
                                                 580,296      575,569
Less accumulated depreciation                    321,333      300,038
                                                 -------      -------
Net property, plant and equipment               $258,963     $275,531
                                                 =======      =======

Depreciation expense was $33.7 million, $30.6 million and $28.6 million for the years ended 2000, 1999 and 1998, respectively.

5.  Financial Instruments
Market and credit risk is managed by the Company through an active risk management program. This program focuses on inventory, purchase commitments and committed and anticipated sales in addition to risks associated with the Company's natural gas requirements. The Company utilizes futures contracts and options to protect against exposures to price risk in the aluminum and natural gas markets. The Company is exposed to losses in the event of non-performance by the counterparties to these agreements; however, the Company does not anticipate non-performance by the counterparties. Prior to conducting business with a potential customer, credit checks are performed on the customer to determine creditworthiness and assess credit risk. In addition, an indirect credit exposure review is performed on all customers. Trading partners (brokers) are evaluated for creditworthiness and risk assessment prior to initiating trading activities with the brokers, however, the Company does not require collateral to support broker transactions. All brokers trading on the London Metal Exchange with U.S. clients are regulated by the Commodities Trading and Futures Commission, which requires the brokers to be fully insured against unrealized losses owed to clients. At December 31, 2000, credit lines totaling $64 million were available at various brokerages used by the Company.

Gains, losses and premiums on futures contracts and options which effectively hedge exposures are included in income as a component of the underlying transaction. The Company had no deferred realized losses or gains as of December 31, 2000 and $0.7 million of deferred realized losses as of December 31, 1999 which were recorded as an increase in the carrying value of inventory.

At December 31, 2000, the Company held purchase and sales commitments through 2001 totaling $44 million and $168 million, respectively. At December 31, 2000 and 1999, the Company had open aluminum futures contracts and options and natural gas futures with a fair value of $105.5 million and $88.0 million, respectively. The Company had net unrealized gains of $7.0 million and $7.9 million as of December 31, 2000 and 1999, respectively, on these open futures contracts and options. Net unrealized gains and losses on open futures and option contracts are recorded in the consolidated balance sheet as accrued liabilities and prepayments and other current assets, respectively. The net unrealized gain of $7.0 million at December 31, 2000 consists only of unrealized gains due from brokers while the net unrealized gain of $7.9 million at December 31, 1999 consists of unrealized gains due from brokers of $10.9 million and unrealized losses due to brokers of $3.0 million. Futures contracts and options are valued at the closing price on the last business day of the year.

6.  Long-term Debt
Long-term debt of the Company at December 31 consisted of the following (in thousands):

                                                  2000           1999
                                                  ----           ----
Senior subordinated notes                     $125,000       $125,000
Revolving credit facility                            -              -
                                              --------       --------
                                               125,000        125,000
Less current maturities                              -              -
                                              --------       --------
                                              $125,000       $125,000
                                              ========       ========

In October 1996 the Company issued $125 million of 10.75% senior subordinated notes due 2006. Interest is payable semi-annually on April 1 and October 1 of each year.

The Company has a credit agreement with a syndicate of banks led by Bank One Corporation. The credit agreement includes a $100 million revolving credit facility. The credit agreement is collateralized by a pledge of all of the outstanding stock of the Company's subsidiaries and substantially all of the Company's assets. Up to $30 million of the revolving credit facility is available for standby and commercial letters of credit. The revolving credit facility commitment terminates on September 2, 2002.

Borrowings under the credit agreement bear interest at a variable base rate per annum plus up to an additional 1.75% depending on the results of a quarterly financial test as defined in the agreement. In addition, the Company must pay to the lenders under the credit agreement, a quarterly commitment fee ranging from 0.425% to 0.500%. The Company must pay a fee ranging from 1.325% to 1.750% per annum on the carrying amount of each outstanding letter of credit. At both December 31, 2000 and 1999, letters of credit totaling $0.8 million were outstanding under the revolving credit facility.

The credit agreement includes covenants which, among others, relate to leverage, interest coverage, fixed charges, capital expenditures and the payment of dividends.

The Company uses interest rate swap agreements to effectively convert a portion of its variable interest rates relating to the Company's revolving credit facility and accounts receivable securitization facility to fixed interest rates. At both December 31, 2000 and 1999, the Company had an interest rate swap agreement in place covering approximately $5 million of the Company's exposure to variable interest rates. The fair value of this interest rate swap agreement at both December 31, 2000 and 1999 was a liability of $0.1 million. The fixed interest rate is 6.87% and the interest rate swap agreement expires in September 2001. The counterparty to the interest rate swap agreement is a major commercial bank and management believes that losses related to credit risk are remote.

Based on estimated market values at December 31, 2000 and 1999, the fair value of the senior subordinated notes was approximately $109 million and $124 million, respectively.

Future aggregate maturities of long-term debt at December 31, 2000 are as follows (in thousands):

2000                                                       $       -
2001                                                               -
2002                                                               -
2003                                                               -
2004                                                               -
Thereafter                                                   125,000
                                                            --------
     Total                                                  $125,000
                                                            ========

7.  Stockholders' Equity
In July 1999, the Company adopted an Executive Stock Purchase Incentive Program (the "Program") which had been authorized by the Company's stockholders at the Company's annual meeting of stockholders held in April 1999. Under the Program, the Company extended credit to certain key executives to purchase the Company's common stock at fair market value. The loans are collateralized by the shares acquired and are repayable with full-recourse to the executives. The Program provides for the key executives to earn repayment of the notes including interest, based on achieving annual and cumulative performance objectives as set forth by the Management Development and Compensation Committee of the Board of Directors. The notes bear interest at 5.96 % per annum. The principal amount of each loan is payable in four equal installments on December 31 in each of the years 2003, 2004, 2005 and 2006, in each case together with accrued and unpaid interest. A total of 677,000 shares were issued during August 1999 of which 597,000 shares are outstanding as of December 31, 2000. The outstanding principal balance of the notes at December 31, 2000 was $8,582,000 and is classified as a reduction of stockholders' equity.

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

The financial status of the plans at December 31 is as follows (in thousands):

                                                    2000          1999
                                                    ----          ----
Change in benefit obligation:
Benefit obligation at beginning of year          $82,990       $85,121
    Service cost                                   2,567         2,716
    Interest cost                                  6,307         5,964
    Actuarial (gain) loss                          1,292        (4,921)
    Reduction due to curtailment                    (695)            -
    Benefits paid                                 (8,288)       (5,890)
                                                  ------        ------
Benefit obligation at end of year                 84,173        82,990
                                                  ------        ------

Change in plan assets:
Fair value of plan assets at beginning of year    81,792        72,379
    Actual return on plan assets                   8,589        13,821
    Employer contribution                          3,946         1,482
    Benefits paid                                 (8,288)       (5,890)
                                                  ------        ------
Fair value of plan assets at end of year          86,039        81,792
                                                  ------        ------

Funded status                                      1,866        (1,198)
Unrecognized net actuarial (gain) loss            (7,434)       (7,098)
Unrecognized prior service cost                   (3,325)       (3,879)
Unrecognized net transition (asset)                 (192)         (307)
                                                  ------        ------
Net amount recognized as (accrued) pension
cost in the consolidated balance sheet           $(9,085)     $(12,482)
                                                  ======       =======

The weighted average assumptions and components of net pension expense for the years ended December 31 are as follows (in thousands):

                                               2000         1999         1998
                                               ----         ----         ----
Weighted average assumptions:
    Discount rate                              7.75%        7.75%        7.00%
    Expected return on plan assets             8.75         8.00         9.25
    Rate of compensation increase              4.50         4.50         4.50

Components of net pension expense:
    Service cost                             $2,567       $2,716       $2,508
    Interest cost                             6,307        5,964        5,629
    Expected return on plan assets           (7,043)      (5,637)      (6,369)
    Net amortization and deferral              (254)        (207)        (258)
    Curtailment gain                         (1,111)           -            -
                                             ------       ------       ------
          Net pension expense                  $466       $2,836       $1,510
                                             ======       ======       ======

The Company recorded a $1.1 million curtailment gain in one of the plans in 2000 as a result of employee workforce reductions.

The Company's policy for these plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act of 1974.

The Company also contributes to a union sponsored defined benefit multi-employer pension plan for certain of its non-salaried employees. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendment Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans in the event of the employers' withdrawal from such a plan or upon a termination of such a plan. Management does not intend to take any action that would subject the Company to any such liabilities. The Company's contributions to the multi-employer pension plan were approximately $0.2 million for 2000, 1999 and 1998, respectively.

In addition to the defined benefit pension plans described above, the Company also sponsors defined contribution plans covering certain employees. In one of the plans, the Company matches 25% to 50% of a participant's voluntary contributions (depending on the respective plant's annual earnings performance) up to a maximum of 6% of a participant's compensation. In the other plan, the Company matches 100% of the first 3% of a participant's voluntary contributions to the plan. The Company's contributions to the plans were approximately $1.5 million for 2000 and 1999 and $1.4 million for 1998.

9.  Postretirement Benefits Other Than Pensions
The Company provides postretirement health care and life insurance benefits to certain employees hired on or before September 1, 1998. The Company accrues the cost of postretirement benefits within the employees' active service periods. During 1999 changes were made to the plan for salaried employees to eliminate coverage for employees eligible for Medicare and to require employee contributions based on length of service. The plan changes reduced the accumulated postretirement benefit obligation by $6.5 million in 1999 and is being amortized over the average remaining service lives of the Company's active employees, which has the effect of reducing net periodic postretirement benefits cost.

The financial status of the plan at December 31 is as follows (in thousands):

                                                        2000          1999
                                                        ----          ----
Change in benefit obligation:
Benefit obligation at beginning of year              $51,424       $56,454
    Service cost                                         763           867
    Interest cost                                      3,897         3,657
    Amendments                                             -        (6,464)
    Actuarial (gain) loss                               (830)         (731)
    Reduction due to curtailment                      (1,020)            -
    Benefits paid                                     (2,134)       (2,359)
                                                     -------       -------
Benefit obligation at end of year                     52,100        51,424
                                                     -------       -------
Change in plan assets:
Fair value of plan assets at beginning of year             -             -
    Actual return on plan assets                           -             -
    Employer contribution                              2,134         2,359
    Benefits paid                                     (2,134)       (2,359)
                                                     -------       -------
Fair value of plan assets at end of year                   -             -
                                                     -------       -------

Funded status                                        (52,100)      (51,424)
Unrecognized net actuarial gain                      (12,937)      (12,470)
Unrecognized prior service cost                      (16,878)      (21,573)
                                                     -------       -------
    Prepaid (accrued) postretirement benefit cost   $(81,915)     $(85,467)
                                                     =======       =======

The weighted average assumptions and components of net postretirement benefit expense for the years ended December 31 are as follows (in thousands):

                                                 2000         1999        1998
                                                 ----         ----        ----
Weighted average assumptions:
    Discount rate                                7.75%        7.75%       7.00%

Components of net postretirement benefit expense:
    Service cost                                 $763         $867      $1,827
    Interest cost                               3,897        3,657       4,439
    Amortization of prior service cost         (3,131)      (3,209)     (1,318)
    Recognized net actuarial gain                (388)        (193)       (413)
    Curtailment gain                           (2,558)           -           -
                                              -------       ------      ------
Net postretirement benefit expense (income)   $(1,417)      $1,122      $4,535
                                              =======       ======      ======

The Company recorded a $2.6 million curtailment gain in 2000 as a result of employee workforce reductions.

For measurement purposes, the employer cap on the amount paid for retiree medical benefits is assumed to increase with general inflation at 3% per year. If the general inflation rate assumption is increased by 1%, the postretirement benefit obligation as of December 31, 2000 and the combined service and interest cost components of postretirement benefit expense for the year then ended would be increased by approximately $4.6 million and $0.5 million, respectively, and if the general inflation rate assumption is decreased by 1%, the postretirement benefit obligation as of December 31, 2000 and the combined service and interest cost components of postretirement benefit expense for the year then ended would be decreased by approximately $4.0 million and $0.4 million, respectively.

10.  Income Taxes
The components of income tax expense (benefit) for the years ended December 31 are as follows (in thousands):

                                              2000        1999        1998
                                              ----        ----        ----
Current:
                         Federal            $ (234)      $ 419    $ (1,093)
                         State and Local       580         538         515
                                             -----       -----       -----
                                               346         957        (578)
Deferred:
                         Federal                 -           -           -
                         State and Local         -           -           -
                                             -----       -----       -----
                                              $346        $957       $(578)
                                             =====       =====       =====

Deferred tax assets and liabilities at December 31 are as follows (in thousands):

                                                            2000                          1999
                                                            ----                          ----
                                                   Assets       Liabilities       Assets      Liabilities
                                                  ---------     -----------    -----------    -----------
Inventory                                          $    854       $     -       $      -           $1,373
Property, plant and equipment                             -        50,242              -           53,787
Accrued and other liabilities                        10,093             -          7,407                -
Accrued pension costs                                 4,302             -          6,672                -
Accrued postretirement costs                         32,765             -         34,187                -
Net operating loss carryforwards                     24,553             -         28,378                -
AMT credit carryforwards                              6,849             -          6,699                -
Research and development
   credit carryforwards                               1,629             -          1,115                -
Other                                                   497             -            693                -
                                                    -------       -------       --------          -------
           Totals                                  $ 81,542       $50,242       $ 85,151          $55,160
                                                    -------       -------       --------          -------
Net deferred tax asset                               31,300             -         29,991                -
Valuation allowance                                 (31,300)            -        (29,991)               -
                                                    -------       -------       --------          -------
           Net deferred taxes                      $      -       $     -       $      -          $     -
                                                    =======       =======       ========          =======

The Company has determined that at December 31, 2000 and 1999, its ability to realize future benefits of net deferred tax assets does not meet the "more likely than not" criteria in Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes".

At December 31, 2000, the Company had net operating loss ("NOL") carryforwards for federal tax purposes of approximately $61 million, which expire in various amounts from 2001 through 2008 and approximately $6.8 million in alternative minimum tax ("AMT") credit carryforwards which do not expire. As a result of the Company's initial public offering during 1995, the Company experienced an "ownership change" within the meaning of Section 382 of the Internal Revenue Code. Consequently, the Company is subject to an annual limitation on the amount of net operating loss carryforwards that can be used to offset taxable income. The annual limitation is $9.6 million plus certain gains included in taxable income which are attributable to the Company prior to the ownership change.

A reconciliation of the significant differences between the federal statutory income tax rate and the effective income tax rate on pre-tax income (loss) is as follows:

                                                                 2000        1999        1998
                                                                 ----        ----        ----
Federal statutory income tax rate                                35.0%       35.0%      (35.0)%
Utilization of NOL and AMT credit carryforwards                 (53.0)      (43.9)     (225.8)
Nondeductible goodwill and other permanent differences
                                                                 43.0        14.0       413.5
Adjustment of prior year accrual                                (10.8)       (3.1)          -
State income taxes, net of federal income tax benefit             8.3         2.1        77.0
Alternative minimum tax                                             -         5.9           -
Foreign sales corporation benefits                               (8.2)       (3.4)      (21.8)
Utilization of research and development credit
carryforwards                                                    (5.3)          -           -
Activity relating to income taxes attributed to
previously accrued securities valuation reserves                    -         1.4      (340.7)
                                                                 ----        ----       -----
          Effective income tax rate                               9.0%        8.0%     (132.8)%
                                                                 ====        ====       =====

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

Federal and state regulations continue to impose strict emission requirements on the aluminum industry. While the Company believes that current pollution control measures at the emission sources at its facilities meet current requirements, additional measures at some of the Company's facilities may be required to meet future requirements.

The Company has been named as a potentially responsible party at seven federal superfund sites and has completed closure activities at two of the sites for past waste disposal activity associated with closed recycling facilities. At the five other federal superfund sites, the Company is a minor contributor and has satisfied its obligations at four of the sites and expects to resolve its liability at the remaining site for a nominal amount. The Company is also under orders by agencies in two states for environmental remediation at three sites, one of which is currently operating and two of which have been closed. A trust fund exists to fund the activity at one of the sites that was undergoing closure and was established through contributions from two other parties in exchange for indemnification from further liability. The Company is reimbursed from the trust fund for approved closure and postclosure expenditures incurred at the site. The balance remaining in the trust fund at December 31, 2000 was $0.2 million. In determining the adequacy of the Company's aggregate environmental contingency accrual, the assets of the trust fund were taken into account. Based upon currently available information, the Company estimates the range of possible remaining expenditures with respect to the above matters is between $7 million and $14 million.

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

The Company's aggregate loss contingency accrual for environmental matters was $9.4 million and $9.6 million at December 31, 2000 and 1999, respectively. Of the total reserve, $3.6 million and $2.0 million is included in "accrued liabilities" in the Company's consolidated balance sheets at December 31, 2000 and 1999, respectively, and $5.8 million and $7.6 million is included in "other long-term liabilities" at December 31, 2000 and 1999, respectively.

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

The Company has incurred and will continue to incur capital and operating expenditures for matters relating to environmental control and monitoring. Capital expenditures of the Company for environmental control and monitoring for 2000 and 1999 were $0.9 million and $1.5 million, respectively. All other environmental expenditures of the Company, including remediation expenditures, for 2000, 1999 and 1998 were $2.1 million, $2.3 million and $1.0 million, respectively.

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

The following summarizes activity under the plans for the years 1998, 1999 and 2000:


                                                           Options                          Restricted Stock
                                       ---------------------------------------------------  -----------------
                                                          Range of        Weighted Average
                                          Shares       Exercise Prices     Exercise Price        Shares
                                         ----------    -----------------   ----------------    ------------
Outstanding December 31, 1997               345,000     $14.00 to $20.00         $15.68           170,000
   Granted                                  231,500      $8.25 to $16.00         $14.40                 -
   Exercised                                      -                    -              -                 -
   Forfeited                                 (8,500)    $14.00 to $16.75         $14.99            (2,500)
                                            -------                                                -------
Outstanding December 31, 1998               568,000      $8.25 to $20.00         $15.17           167,500
   Granted                                  343,000                $8.81          $8.81                 -
   Exercised                                      -                    -              -                 -
   Forfeited                               (127,000)     $8.81 to $16.75         $12.46           (20,000)
                                            -------                                               -------
Outstanding December 31, 1999               784,000      $8.25 to $20.00         $12.83           147,500
   Granted                                  315,000      $7.44 to $12.84         $12.76                 -
   Exercised                                      -                    -              -                 -
   Forfeited                               (166,500)     $8.25 to $16.75         $12.97           (10,000)
   Stock no longer restricted                     -                    -              -          (125,000)
                                            -------                                               -------
Outstanding December 31, 2000               932,500      $7.44 to $20.00         $12.78            12,500
                                            =======                                               =======
   (Weighted average contractual
     life of 7.4 years)

Exercisable Options:
   December 31, 1998                         71,500     $14.00 to $15.50         $14.24
   December 31, 1999                        172,000     $14.00 to $16.88         $15.72
   December 31, 2000                        273,500      $8.81 to $20.00         $15.32

The following table summarizes information about stock options outstanding at December 31, 2000:


                                               Options                                 Options
                                             Outstanding                             Exercisable
                       --------------------------------------------------   -------------------------------
                                             Weighted
                                             Average          Weighted                          Weighted
      Range of              Number         Contractual        Average           Number          Average
  Exercise Prices        Outstanding           Life        Exercise Price    Exercisable     Exercise Price
 ------------------     --------------      ----------     --------------    -----------     --------------
    $7.44 to $14.00           574,000        8.2 years           $11.12          62,000            $12.86
    14.01 to $20.00           358,500        6.2 years           $15.43         211,500            $16.04
                              -------                                           -------
    $7.44 to $20.00           932,500        7.4 years           $12.78         273,500            $15.32
                              =======                                           =======

The options are issued at the fair value of the underlying stock on the date of grant and become exercisable three years from the grant date for employees and one year from the grant date for non-employee directors. The options expire ten years after the date of grant. The restricted stock, principally issued in connection with the Company's initial public offering in 1995, vests five years from the date of award. The weighted-average fair value of options granted in 2000, 1999 and 1998 was $5.76, $3.61 and $6.23 per share, respectively. Fair value estimates were determined using the Black-Scholes option pricing model with the following weighted average asumptions for 2000, 1999 and 1998:

                                         2000           1999          1998
                                         ----           ----          ----
Risk-free interest rate                  6.56%          4.70%         5.67%
Dividend yield                           1.58%          2.27%         1.40%
Volatility factor                          49%            50%           47%
Expected term of options (in years)         5              5             5

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company follows the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plans, and accordingly, no compensation expense has been recognized for options and stock issued under the plans. Had compensation expense been determined based on the fair value of the stock options at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and basic and diluted net income per share would have been reduced for 2000, 1999 and 1998 to the pro forma amounts which follow:

                                               2000        1999      1998
                                               ----        ----      ----
Net income (loss)
    As reported                               $3,491     $11,011      $143
    Pro forma                                 $2,993     $10,515     $(442)
Basic and diluted net income (loss) per share
    As reported                                $0.21       $0.68     $0.01
    Pro forma                                  $0.18       $0.65    $(0.03)

13.  Net Income Per Share Computations
The following is a reconciliation of the numerator and denominator of the basic and diluted per share computations:

                                                                                2000        1999        1998
                                                                                ----        ----        ----
Income (numerator) amounts used for basic and diluted per share computations:
     Net income                                                                $3,491     $11,011       $ 143
                                                                               ======     =======       =====

Shares (denominator) used for basic per share computations:
     Weighted average shares of common stock outstanding                       16,567      16,224      15,944
                                                                               ======      ======      ======

Shares (denominator) used for diluted per share computations:
     Weighted average shares of common stock outstanding                       16,567      16,224      15,944
     Plus: dilutive effect of stock options                                         6          57           3
                                                                               ------      ------      ------
           Adjusted weighted average shares                                    16,573      16,281      15,947
                                                                               ======      ======      ======

Basic and diluted net income                                                    $0.21       $0.68       $0.01
                                                                                =====       =====       =====

Options to purchase 932,500, 488,000 and 563,000 common shares for the years ended December 31, 2000, 1999 and 1998, respectively, were excluded from the calculations above because the exercise prices on the options were greater than the average market price for the periods.

14.  Lease Commitments
Certain property, plant and equipment are leased under noncancelable leases which provide for minimum rental payments as follows (in thousands):

                       Rental payments      Less sublease           Net rental
                              required      rental income    payments required
                              --------      -------------    -----------------
2001                            $3,604               $172               $3,432
2002                             3,172                103                3,069
2003                             2,839                 29                2,810
2004                             2,072                  -                2,072
2005                               906                  -                  906
2006-2015                        4,322                  -                4,322

Rental expense under cancelable and noncancelable leases for 2000, 1999 and 1998 was $3.8 million, $4.0 million and $3.2 million, respectively. The amount of rental expense for 2000 is net of sublease rental income of $0.03 million. There was no sublease rental income in 1999 or 1998.

15.  Selected Quarterly Financial Data (unaudited)
All amounts are in thousands except net income per share.

                                                                            Quarter
                                                             ---------------------------------------------
                                                                1st         2nd        3rd          4th
                                                             --------    --------   ---------    ---------
2000
----
Net sales                                                    $320,965    $304,021    $275,565     $224,591
Gross profit                                                   22,540      25,702      17,682       16,281
Net income (loss)                                               1,250       4,409       2,374      (4,542)
Basic and diluted net income (loss) per share                    0.08        0.27        0.14       (0.27)

1999
----
Net sales                                                    $245,176    $279,193    $282,782     $267,788
Gross profit                                                   20,882      27,187      18,354       20,442
Net income                                                      2,166       6,571         882        1,392
Basic and diluted net income per share                           0.14        0.41        0.05         0.08


16. Information  Concerning  Business Segments
The Company has adopted Statement of Financial Accounting Standards No.131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). Under SFAS No. 131, the Company has determined it has two reportable segments: aluminum and electrical products. The aluminum segment manufactures aluminum sheet for distributors and the transportation, construction, and consumer durables end-use markets. The electrical products segment manufactures flexible electrical wiring products for the commercial construction and do-it-yourself markets.

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

Summarized financial information concerning the Company's reportable segments is shown in the following table for the years 2000, 1999 and 1998 (in thousands). The "Other" column includes corporate related items, including elimination of intersegment transactions, and as it relates to segment operating income, income and expense not allocated to reportable segments.

                                                                       Electrical
                                                          Aluminum      Products       Other        Total
                                                          ----------   -----------    ----------  -----------
2000
----
Net sales to external customers                              $990,961     $134,181    $      -    $1,125,142
Intersegment net sales                                         27,673            -     (27,673)            -
Operating income (loss)                                        43,321       (3,616)    (17,776)       21,929
Depreciation and amortization                                  35,191        4,168          (8)       39,351
Total assets                                                  561,782       90,693       2,865       655,340
Capital expenditures                                           18,282          163           -        18,445

1999
----
Net sales to external customers                              $944,438     $130,501    $      -    $1,074,939
Intersegment net sales                                         29,090            -     (29,090)            -
Operating income                                               32,213        8,451     (12,224)       28,440
Depreciation and amortization                                  32,699        3,597         217        36,513
Total assets                                                  603,362      102,768         192       706,322
Capital expenditures                                           26,445       10,270           -        36,715

1998
----
Net sales to external customers                              $865,043     $126,961    $      -      $992,004
Intersegment net sales                                         26,267            -     (26,267)            -
Operating income                                               16,853       12,885      (8,317)       21,421
Depreciation and amortization                                  31,151        3,113         464        34,728
Total assets                                                  546,891      101,356         152       648,399
Capital expenditures                                           27,985        5,665           -        33,650


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

18.      Guarantor Financial Statements
The $125 million of 10.75% senior subordinated notes due 2006 issued by the Company, and the $100 million revolving credit facility are guaranteed by the Company's wholly-owned subsidiaries (collectively the "Subsidiary Guarantors"), other than Commonwealth Financing Corp. ("CFC"), a Securitization Subsidiary (as defined in the Indenture with respect to such debt) and certain subsidiaries of the Company without substantial assets or operations. Such guarantees are full, unconditional and joint and several. Separate financial statements of the Subsidiary Guarantors are not presented because management has determined that they would not be material to investors. The following supplemental financial information sets forth on a condensed combined basis for the Parent Company Only, Subsidiary Guarantors, Non-guarantor Subsidiaries and for the Company, a combining balance sheet as of December 31, 2000 and 1999 and a statement of income and statement of cash flows for the years ended December 31, 2000, 1999 and 1998.
                  Combining Balance Sheet at December 31, 2000
                                 (in thousands)

                                                                        Parent
                                                                       Company    Subsidiary  Non-guarantor                Combined
                                                                        Only      Guarantors  Subsidiaries   Eliminations   Totals
                                                                       ---------  -----------  -----------   ------------   --------
Assets
Current assets:
          Cash and cash equivalents                                    $    --      $  11,514   $    --      $    --      $  11,514
          Accounts receivable, net                                          --        242,176        --       (242,065)         111
          Inventories                                                       --        137,685        --           --        137,685
          Prepayments and other current assets                               797       10,566      72,367         --         83,730
                                                                       ---------    ---------   ---------    ---------    ---------
               Total current assets                                          797      401,941      72,367     (242,065)     233,040
Property, plant and equipment, net                                          --        258,963        --           --        258,963
Goodwill, net                                                               --        160,134        --           --        160,134
Other noncurrent assets                                                  605,054        1,135        --       (602,986)       3,203
                                                                       ---------    ---------   ---------    ---------    ---------
               Total assets                                            $ 605,851    $ 822,173   $  72,367    $(845,051)   $ 655,340
                                                                       =========    =========   =========    =========    =========

Liabilities
Current liabilities:
          Outstanding checks in excess of deposits                     $    --      $    --     $    --      $    --      $    --
          Accounts payable                                               137,384       53,522     104,681     (242,065)      53,522
          Accrued liabilities                                              5,074       36,288        (306)        --         41,056
                                                                       ---------    ---------   ---------    ---------    ---------
               Total current liabilities                                 142,458       89,810     104,375     (242,065)      94,578
Long-term debt                                                           125,000         --          --           --        125,000
Other long-term liabilities                                                 --          6,369        --           --          6,369
Accrued pension benefits                                                    --          9,085        --           --          9,085
Accrued postretirement benefits                                             --         81,915        --           --         81,915
                                                                       ---------    ---------   ---------    ---------    ---------
               Total liabilities                                         267,458      187,179     104,375     (242,065)     316,947
                                                                       ---------    ---------   ---------    ---------    ---------

Commitments and contingencies                                               --           --          --           --           --

Stockholders' Equity
     Common stock                                                            165            1        --             (1)         165
     Additional paid-in capital                                          408,505      486,727       5,000     (491,727)     408,505
     Accumulated deficit                                                 (61,688)     148,266     (37,008)    (111,258)     (61,688)
     Unearned compensation                                                    (7)        --          --           --             (7)
     Notes receivable from sale of common stock                           (8,582)        --          --           --         (8,582)
                                                                       ---------    ---------   ---------    ---------    ---------
               Total stockholders' equity                                338,393      634,994     (32,008)    (602,986)     338,393
                                                                       ---------    ---------   ---------    ---------    ---------
               Total liabilities and stockholders' equity              $ 605,851    $ 822,173   $  72,367    $(845,051)   $ 655,340
                                                                       =========    =========   =========    =========    =========

                  Combining Balance Sheet at December 31, 1999
                                 (in thousands)

                                                                        Parent
                                                                       Company    Subsidiary  Non-guarantor                Combined
                                                                        Only      Guarantors  Subsidiaries   Eliminations   Totals
                                                                       ---------  -----------  -----------   ------------   --------
Assets
Current assets:
          Cash and cash equivalents                                    $    --      $    --     $    --      $    --      $    --
          Accounts receivable, net                                       172,266       59,526        --       (231,674)         118
          Inventories                                                       --        207,413        --           --        207,413
          Prepayments and other current assets                               627       13,214      39,980         --         53,821
                                                                       ---------    ---------   ---------    ---------    ---------
               Total current assets                                      172,893      280,153      39,980     (231,674)     261,352
Property, plant and equipment, net                                          --        275,531        --           --        275,531
Goodwill, net                                                               --        164,610        --           --        164,610
Other noncurrent assets                                                  289,196        2,668        --       (287,035)       4,829
                                                                       ---------    ---------   ---------    ---------    ---------
               Total assets                                            $ 462,089    $ 722,962   $  39,980    $(518,709)   $ 706,322
                                                                       =========    =========   =========    =========    =========

Liabilities
Current liabilities:
          Outstanding checks in excess of deposits                     $    --      $   1,188   $    --      $    --      $   1,188
          Accounts payable                                                  --        270,203      59,408     (231,674)      97,937
          Accrued liabilities                                                413       38,928        (181)        --         39,160
                                                                       ---------    ---------   ---------    ---------    ---------
               Total current liabilities                                     413      310,319      59,227     (231,674)     138,285
Long-term debt                                                           125,000         --          --           --        125,000
Other long-term liabilities                                                 --          8,412        --           --          8,412
Accrued pension benefits                                                    --         12,482        --           --         12,482
Accrued postretirement benefits                                             --         85,467        --           --         85,467
                                                                       ---------    ---------   ---------    ---------    ---------
               Total liabilities                                         125,413      416,680      59,227     (231,674)     369,646
                                                                       ---------    ---------   ---------    ---------    ---------

Commitments and contingencies                                               --           --          --           --           --

Stockholders' Equity
     Common stock                                                            166            1        --             (1)         166
     Additional paid-in capital                                          409,062      273,774       5,000     (278,774)     409,062
     Accumulated deficit                                                 (61,866)      32,507     (24,247)      (8,260)     (61,866)
     Unearned compensation                                                  (175)        --          --           --           (175)
     Notes receivable from sale of common stock                          (10,511)        --          --           --        (10,511)
                                                                       ---------    ---------   ---------    ---------    ---------
               Total stockholders' equity                                336,676      306,282     (19,247)    (287,035)     336,676
                                                                       ---------    ---------   ---------    ---------    ---------
               Total liabilities and stockholders' equity              $ 462,089    $ 722,962   $  39,980    $(518,709)   $ 706,322
                                                                       =========    =========   =========    =========    =========

   Combining Statement of Income for the year ended December 31, 2000
                                 (in thousands)

                                                            Parent
                                                           Company        Subsidiary     Non-guarantor                    Combined
                                                            Only          Guarantors     Subsidiaries     Eliminations     Totals
                                                           ---------      ---------       ---------       ---------       ---------
Net sales                                                  $    --        $1,125,142      $    --         $    --        $1,125,142
Cost of goods sold                                              --         1,042,937           --              --         1,042,937
                                                           ---------       ---------      ---------       ---------       ---------
     Gross profit                                               --            82,205           --              --            82,205
Selling, general and administrative expenses                     249          55,545              6            --            55,800
Amortization of goodwill                                        --             4,476           --              --             4,476
                                                           ---------       ---------      ---------       ---------       ---------
     Operating income (loss)                                    (249)         22,184             (6)           --            21,929
Other income (expense), net                                   17,196           1,975           --           (17,196)          1,975
Interest income (expense), net                               (13,312)          6,000        (12,755)           --           (20,067)
                                                           ---------       ---------      ---------       ---------       ---------
     Income (loss) before income taxes                         3,635          30,159        (12,761)        (17,196)          3,837
Income tax expense                                               144             202           --              --               346
                                                           ---------       ---------      ---------       ---------       ---------
     Net income (loss)                                     $   3,491       $  29,957      $ (12,761)      $ (17,196)      $   3,491
                                                           =========       =========      =========       =========       =========

   Combining Statement of Income for the year ended December 31, 1999
                                 (in thousands)

                                                            Parent
                                                           Company        Subsidiary     Non-guarantor                    Combined
                                                            Only          Guarantors     Subsidiaries     Eliminations     Totals
                                                           ---------      ---------       ---------       ---------       ---------
Net sales                                                  $    --        $1,074,939      $    --         $    --        $1,074,939
Cost of goods sold                                              --           988,074           --              --           988,074
                                                           ---------       ---------      ---------       ---------       ---------
     Gross profit                                               --            86,865           --              --            86,865
Selling, general and administrative expenses                     514          53,427              8            --            53,949
Amortization of goodwill                                        --             4,476           --              --             4,476
                                                           ---------       ---------      ---------       ---------       ---------
     Operating income (loss)                                    (514)         28,962             (8)           --            28,440
Other income (expense), net                                   24,903           2,861           --           (24,903)          2,861
Interest income (expense), net                               (13,555)          4,280        (10,058)           --           (19,333)
                                                           ---------       ---------      ---------       ---------       ---------
     Income (loss) before income taxes                        10,834          36,103        (10,066)        (24,903)         11,968
Income tax expense (benefit)                                    (177)          1,134           --              --               957
                                                           ---------       ---------      ---------       ---------       ---------
     Net income (loss)                                     $  11,011       $  34,969      $ (10,066)      $ (24,903)      $  11,011
                                                           =========       =========      =========       =========       =========

   Combining Statement of Income for the year ended December 31, 1998
                                 (in thousands)

                                                            Parent
                                                           Company        Subsidiary     Non-guarantor                    Combined
                                                            Only          Guarantors     Subsidiaries     Eliminations     Totals
                                                           ---------      ---------       ---------       ---------       ---------
Net sales                                                  $    --        $  992,004      $    --         $    --        $  992,004
Cost of goods sold                                              --           922,549           --              --           922,549
                                                           ---------       ---------      ---------       ---------       ---------
     Gross profit                                               --            69,455           --              --            69,455
Selling, general and administrative expenses                   1,252          42,295             11            --            43,558
Amortization of goodwill                                        --             4,476           --              --             4,476
                                                           ---------       ---------      ---------       ---------       ---------
     Operating income (loss)                                  (1,252)         22,684            (11)           --            21,421
Other income (expense), net                                   13,988             356           --           (13,979)            365
Interest income (expense), net                               (13,700)          2,320        (10,841)           --           (22,221)
                                                           ---------       ---------      ---------       ---------       ---------
     Income (loss) before income taxes                          (964)         25,360        (10,852)        (13,979)           (435)
Income tax expense (benefit)                                  (1,107)            529           --              --              (578)
                                                           ---------       ---------      ---------       ---------       ---------
     Net income (loss)                                     $     143       $  24,831      $ (10,852)      $ (13,979)      $     143
                                                           =========       =========      =========       =========       =========


 Combining Statement of Cash Flows for the year ended December 31, 2000
                                 (in thousands)

                                                                           Parent
                                                                          Company    Subsidiary  Non-guarantor             Combined
                                                                           Only      Guarantors Subsidiaries Eliminations   Totals
                                                                          ---------  ----------   ----------  ---------   ----------
Cash flows from operating activities:
   Net income (loss)                                                       $  3,491    $ 29,957    $(12,761)   $(17,196)   $  3,491
   Adjustments to reconcile net income (loss) to
    net cash provided by operations:
        Depreciation and amortization                                            (8)     39,359        --          --        39,351
        Loss on disposal of property, plant and equipment                      --         1,280        --          --         1,280
        Issuance of common stock in connection with stock awards                121        --          --          --           121
        Equity in undistributed net income of subsidiaries                     --       (17,196)       --        17,196        --
        Changes in assets and liabilities:
             Decrease (increase) in accounts receivable, net                172,266    (182,650)       --        10,391           7
             Decrease in inventories                                           --        69,728        --          --        69,728
             (Increase) decrease in prepayments and other current assets       (170)      2,648     (32,387)       --       (29,909)
             (Increase) decrease in other noncurrent assets                (315,858)    316,284        --          --           426
             Increase (decrease) in accounts payable                        137,384    (216,681)     45,273     (10,391)    (44,415)
             Increase (decrease) in accrued liabilities                       4,661      (2,640)       (125)       --         1,896
             (Decrease) in other liabilities                                   --        (8,992)       --          --        (8,992)
                                                                           --------    --------    --------    --------    --------
                 Net cash provided by operating activities                    1,887      31,097        --          --        32,984
                                                                           --------    --------    --------    --------    --------
Cash flows from investing activities:
   Purchases of property, plant and equipment                                  --       (18,445)       --          --       (18,445)
   Proceeds from sale of property, plant and equipment                         --            50        --          --            50
                                                                           --------    --------    --------    --------    --------
        Net cash (used in) investing activities                                --       (18,395)       --          --       (18,395)
                                                                           --------    --------    --------    --------    --------
Cash flows from financing activities:
   (Decrease) in outstanding checks in excess of deposits                      --        (1,188)       --          --        (1,188)
   Proceeds from long-term debt                                                --        57,100        --          --        57,100
   Repayments of long-term debt                                                --       (57,100)       --          --       (57,100)
   Repayments of notes receivable from sale of common stock                   1,426        --          --          --         1,426
   Cash dividends paid                                                       (3,313)       --          --          --        (3,313)
                                                                           --------    --------    --------    --------    --------
        Net cash (used in) financing activities                              (1,887)     (1,188)       --          --        (3,075)
                                                                           --------    --------    --------    --------    --------
Net increase in cash and cash equivalents                                      --        11,514        --          --        11,514
Cash and cash equivalents at beginning of period                               --          --          --          --          --
                                                                           --------    --------    --------    --------    --------
Cash and cash equivalents at end of period                                 $   --      $ 11,514    $   --      $   --      $ 11,514
                                                                           ========    ========    ========    ========    ========

 Combining Statement of Cash Flows for the year ended December 31, 1999
                                 (in thousands)

                                                                           Parent
                                                                          Company    Subsidiary  Non-guarantor             Combined
                                                                           Only      Guarantors Subsidiaries Eliminations   Totals
                                                                          ---------  ----------   ----------  ---------   ----------
Cash flows from operating activities:
   Net income (loss)                                                       $ 11,011    $ 34,969    $(10,066)   $(24,903)   $ 11,011
   Adjustments to reconcile net income (loss) to
     net cash provided by operations:
        Depreciation and amortization                                           652      35,861        --          --        36,513
        Loss on disposal of property, plant and equipment                      --           389        --          --           389
        Issuance of common stock in connection with stock awards                 44        --          --          --            44
        Equity in undistributed net income of subsidiaries                     --       (24,903)       --        24,903        --
        Changes in assets and liabilities:
             Decrease (increase) in accounts receivable, net                  7,189     (33,953)       --        26,874         110
             (Increase) in inventories                                         --       (32,445)       --          --       (32,445)
             (Increase) in prepayments and other current assets                (190)     (4,307)    (23,957)       --       (28,454)
             (Increase) decrease in other noncurrent assets                 (24,926)     27,804        --          --         2,878
             Increase (decrease) in accounts payable                           --        36,654      33,913     (26,874)     43,693
             Increase (decrease) in accrued liabilities                       9,476      (1,559)        110        --         8,027
             (Decrease) in other liabilities                                   --        (3,001)      --          --         (3,001)
                                                                           --------    --------    --------    --------    --------
                 Net cash provided by operating activities                    3,256      35,509        --          --        38,765
                                                                           --------    --------    --------    --------    --------
Cash flows from investing activities:
   Purchases of property, plant and equipment                                  --       (36,715)       --          --       (36,715)
   Proceeds from sale of property, plant and equipment                         --            12        --          --            12
                                                                           --------    --------    --------    --------    --------
        Net cash (used in) investing activities                                --       (36,703)       --          --       (36,703)
                                                                           --------    --------    --------    --------    --------
Cash flows from financing activities:
   Increase in outstanding checks in excess of deposits                        --         1,188        --          --         1,188
   Proceeds from long-term debt                                                --        46,770        --          --        46,770
   Repayments of long-term debt                                                --       (46,770)       --          --       (46,770)
   Cash dividends paid                                                       (3,256)       --          --          --        (3,256)
                                                                           --------    --------    --------    --------    --------
        Net cash (used in) provided by financing activities                  (3,256)      1,188        --          --        (2,068)
                                                                           --------    --------    --------    --------    --------
Net (decrease) in cash and cash equivalents                                    --            (6)       --          --            (6)
Cash and cash equivalents at beginning of period                               --             6        --          --             6
                                                                           --------    --------    --------    --------    --------
Cash and cash equivalents at end of period                                 $   --      $   --      $   --      $   --      $   --
                                                                           ========    ========    ========    ========    ========

 Combining Statement of Cash Flows for the year ended December 31, 1998
                                 (in thousands)

                                                                           Parent
                                                                          Company    Subsidiary  Non-guarantor             Combined
                                                                           Only      Guarantors Subsidiaries Eliminations   Totals
                                                                          ---------  ----------   ----------  ---------   ----------
Cash flows from operating activities:
   Net income (loss)                                                       $    143    $ 24,831    $(10,852)   $(13,979)   $    143
   Adjustments to reconcile net income (loss) to
     net cash provided by operations:
        Depreciation and amortization                                           900      33,828        --          --        34,728
        Loss on disposal of property, plant and equipment                      --         1,453        --          --         1,453
        Issuance of common stock in connection with stock awards                 72        --          --          --            72
        Equity in undistributed net income of subsidiaries                     --       (13,979)       --        13,979        --
        Changes in assets and liabilities:
             Decrease (increase) in accounts receivable, net                 13,439      12,189        --       (25,501)        127
             (Increase) in inventories                                         --        (3,335)       --          --        (3,335)
             (Increase) decrease in prepayments and other current assets         (2)     (4,006)     23,748        --        19,740
             (Increase) decrease in other noncurrent assets                  (2,199)      2,597        --          --           398
             (Decrease) increase in accounts payable                           --       (27,091)    (12,047)     25,501     (13,637)
             (Decrease) increase in accrued liabilities                      (9,164)     13,978        (849)       --         3,965
             Increase in other liabilities                                     --         2,931        --          --         2,931
                                                                           --------    --------    --------    --------    --------
                 Net cash provided by operating activities                    3,189      43,396        --          --        46,585
                                                                           --------    --------    --------    --------    --------
Cash flows from investing activities:
   Purchases of property, plant and equipment                                  --       (33,650)       --          --       (33,650)
   Proceeds from sale of property, plant and equipment                         --            32        --          --            32
                                                                           --------    --------    --------    --------    --------
        Net cash (used in) investing activities                                --       (33,618)       --          --       (33,618)
                                                                           --------    --------    --------    --------    --------
Cash flows from financing activities:
   (Decrease) in outstanding checks in excess of deposits                      --        (9,122)       --          --        (9,122)
   Proceeds from long-term debt                                                --        45,150        --          --        45,150
   Repayments of long-term debt                                                --       (45,800)       --          --       (45,800)
   Cash dividends paid                                                       (3,189)       --          --          --        (3,189)
                                                                           --------    --------    --------    --------    --------
        Net cash (used in) financing activities                              (3,189)     (9,772)       --          --       (12,961)
                                                                           --------    --------    --------    --------    --------
Net increase in cash and cash equivalents                                      --             6        --          --             6
Cash and cash equivalents at beginning of period                               --          --          --          --          --
                                                                           --------    --------    --------    --------    --------
Cash and cash equivalents at end of period                                 $   --      $      6    $   --      $   --      $      6
                                                                           ========    ========    ========    ========    ========

                          Commonwealth Industries, Inc.
                         Report of Independent Auditors

Board of Directors and Stockholders
Commonwealth Industries, Inc.

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Commonwealth Industries, Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for inventories from the first-in, first-out (FIFO) method to the last-in, first-out (LIFO) method effective January 1, 1999.


/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky
January 23, 2001