Form 10-K, Exhibit 13
period 2003-12-31
COMMONWEALTH INDUSTRIES INC/DE/
filed 2004-03-12
CIK 934747

Exhibit 13
                                                                 ----------

Portions of the annual report to stockholders for the year ended December 31, 2003 which are expressly incorporated by reference in this filing follow. Such items are proceeded by an index which shows the location in this Annual Report on Form 10-K where such items are incorporated by reference and the location of the item in the annual report to stockholders for the year ended December 31, 2003.


                                     INDEX

Reference   Incorporation                                         Page number
letter in   location in                                           in annual
this        this                                                  report to
Exhibit     Form 10-K         Description of Item              stockholders
-------     ---------------   --------------------------       ------------
  (A)       Part II, item 6   Consolidated Selected                 page 22
                                Financial Data

  (B)       Part II, item 7   Management's Discussion and          pages 10
                                Analysis of Financial Condition     thru 21
                                and Results of Operations

            Part II, item 7A  Quantitative and Qualitative         pages 19
                                Disclosures About Market Risk       thru 21

  (C)       Part II, item 8   Consolidated Balance Sheet            page 23

            Part II, item 8   Consolidated Statement of Operations  page 24

            Part II, item 8   Consolidated Statement of             page 25
                                Comprehensive Income (Loss)

            Part II, item 8   Consolidated Statement of             page 26
                                Changes in Stockholders'
                                Equity

            Part II, item 8   Consolidated Statement of             page 27
                                Cash Flows

            Part II, item 8   Notes to Consolidated                pages 28
                                Financial Statements                thru 61

            Part II, item 8   Report of Independent Auditors        page 62

The items follow:

                                                            Exhibit 13 item (A)
                                                            -------------------

                          COMMONWEALTH INDUSTRIES, INC.
                      Consolidated Selected Financial Data
                      (in thousands except per share data)

                                                                      Year ended December 31,
                                                                ------------------------------------------------------------------
                                                                  2003          2002          2001           2000          1999
                                                                ---------    ---------     ----------     ----------    ----------
Statement of Operations Data:
Net sales                                                       $ 918,396    $ 966,238      $ 920,504    $ 1,125,142   $ 1,074,939
Gross profit                                                       60,122       67,311         47,031         82,205        86,865
Operating income (loss) (1) (2)                                   (15,570)      20,334       (178,747)        21,929        28,440
Income (loss) before cumulative effect of
  change in accounting principle (1) (2)                          (28,934)       9,116       (193,552)         3,491        11,011
Cumulative effect of change in accounting principle (3)                 -      (25,327)             -              -             -
Net income (loss) (1) (2) (3)                                     (28,934)     (16,211)      (193,552)         3,491        11,011

Net income (loss) per share data: (1) (2)
     Basic
         Income (loss) before cumulative effect of
           change in accounting principle                         $ (1.81)      $ 0.57       $ (11.78)        $ 0.21        $ 0.68
         Cumulative effect of change in accounting principle (3)        -        (1.58)             -              -             -
                                                                ---------    ---------     ----------     ----------    ----------
         Net income (loss)                                        $ (1.81)     $ (1.01)      $ (11.78)        $ 0.21        $ 0.68
                                                                =========    =========     ==========     ==========    ==========

     Diluted
         Income (loss) before cumulative effect of
           change in accounting principle                         $ (1.81)      $ 0.57       $ (11.78)        $ 0.21        $ 0.68
         Cumulative effect of change in accounting principle (3)        -        (1.57)             -              -             -
                                                                ---------    ---------     ----------     ----------    ----------
         Net income (loss)                                        $ (1.81)     $ (1.00)      $ (11.78)        $ 0.21        $ 0.68
                                                                =========    =========     ==========     ==========    ==========

     Cash dividends paid per share                                 $ 0.10       $ 0.20         $ 0.20         $ 0.20        $ 0.20

Operating Data:
Depreciation                                                     $ 20,713     $ 21,142       $ 30,053       $ 33,683      $ 30,620
Amortization                                                          895          984          5,276          5,668         5,893
Capital expenditures                                               16,492       16,321          9,002         18,445        36,715
Aluminum products business:
     Net sales                                                  $ 817,711    $ 853,849      $ 801,786      $ 990,961     $ 944,438
     Shipments (pounds)                                           774,610      905,038        801,274        966,597     1,022,680
Electrical products business:
     Net sales                                                  $ 100,685    $ 112,389      $ 118,718      $ 134,181     $ 130,501
     Shipments (feet)                                             454,828      486,709        509,326        592,863       576,205

Balance Sheet Data:
Working capital                                                 $ 135,174    $ 138,832      $ 121,483      $ 138,462     $ 123,067
Total assets                                                      379,326      428,904        439,632        655,340       706,322
Total debt                                                        125,000      125,000        125,000        125,000       125,000
Total stockholders' equity                                         78,138      107,187        134,166        338,393       336,676


(1) 2003 includes non-cash goodwill impairment charges of $29.6 million or $1.85 per basic and diluted share. The goodwill impairment charges had no tax effect. See note 3 to the consolidated financial statements.

(2) 2001 includes a non-cash asset impairment charge of $167.3 million or $10.18 per basic and diluted share. The asset impairment charge had no tax effect. See note 2 to the consolidated financial statements for additional information.

(3) 2002 includes non-cash goodwill impairment charges of $25.3 million or $1.58 per basic share and $1.57 per diluted share which was recorded as a cumulative change in accounting principle in accordance with Statement of Financial Accounting Standards No. 142. The goodwill impairment charges had no tax effect. See note 3 to the consolidated financial statements for additional information.

                                                         Exhibit 13 item (B)
                                                         -------------------

                          COMMONWEALTH INDUSTRIES, INC.
 Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following is a discussion of the consolidated financial condition and results of operations of Commonwealth Industries, Inc. (the "Company") for each of the years in the three-year period ended December 31, 2003, and certain factors that may affect the Company's prospective financial condition. This section should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2003 and the notes thereto including note 1 which describes the Company's significant accounting policies including its use of estimates. See the caption entitled "Application of Critical Accounting Policies" in this section for further information. The following discussion contains statements which are forward-looking rather than historical fact. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties that could render them materially different, including, but not limited to, the success of the implementation of the company-wide information system, the effect of global economic conditions, the ability to achieve the level of cost savings or productivity improvements anticipated by management, the effect (including possible increases in the cost of doing business) resulting from war or terrorist activities or political uncertainties, the impact of competitive products and pricing, product development and commercialization, availability and cost of critical raw materials, the ability to effectively hedge the cost of raw materials, capacity and supply constraints or difficulties, the success of the Company in implementing its business strategy, and other risks as detailed in the Company's various Securities and Exchange Commission filings.

Overview
         The Company operates two businesses, an aluminum business and an electrical products business. The aluminum business is the larger of the two, accounting for approximately 89% of net sales in 2003. The aluminum business manufactures non-heat treat coil aluminum sheet products, generally referred to as common alloy products, that are sold through distributors and to end-users, principally in building and construction, transportation, consumer durables and welded tube product markets. Both businesses are highly cyclical in nature and are affected by global economic conditions, market competition, product development and commercialization and other such factors that influence supply and demand for the products produced by the Company.
         The Company's principal raw materials are aluminum scrap, primary aluminum, copper and steel. Trends in the demand for aluminum sheet products in the United States and in the prices of primary aluminum metal, aluminum scrap and copper commodities affect the business of the Company. The Company's operating results also are affected by factors specific to the Company, such as the margins between selling prices for its products and its cost of raw materials ("material margins") and its unit cost of converting raw materials into its products ("conversion cost"). While changes in aluminum and copper prices can cause the Company's net sales to vary significantly from period to period, net income is more directly impacted by fluctuations in material margins and conversion cost.
         The price of aluminum metal affects the price of the Company's products and in the longer term can have an effect on the competitive position of aluminum in relation to alternative materials. The price of primary metal is determined largely by worldwide supply and demand conditions and is highly cyclical. The price of primary aluminum in world markets greatly influences the price of aluminum scrap, the Company's principal raw material. Significant movements in the price of primary aluminum can affect the Company's margins, however, aluminum sheet prices do not always move simultaneously nor necessarily to the same degree as the primary markets. The Company seeks to manage its material margins by focusing on higher margin products and by sourcing the scrap and primary metal markets in the most cost-effective manner. An important element in the Company's management of its material margins involves the use of futures contracts to hedge the Company's exposure to the risk of changes in aluminum prices.
         The use of futures contracts to hedge the Company's exposure to changes in aluminum prices can best be understood by following aluminum metal sales/purchases flows. Aluminum metal sold to customers is typically priced by industry participants, including the Company, at a market-based cents-per-pound differential ("rolling margin") over the prevailing market price of a base-reference primary metal type ("P1020"). The rolling margin differs for each coil type sold, depending on the specifications of the metal, the cost of manufacturing the metal, and by prevailing supply and demand conditions, as reflected by competitors' price offerings and general economic trends. The base-reference primary metal, P1020, is used in the sales pricing formula because of its widespread acceptance as a reference value for the price of primary aluminum. The P1020 price is determined in the market by the market price of primary aluminum sold on the London Metal Exchange ("LME") commodity market, plus a market-based cents-per-pound price differential ("Mid-West Premium") covering the cost of transportation from the smelter to the Midwestern United States.
         On the raw materials side of the business, the Company purchases the great majority of its scrap aluminum and its primary aluminum at a discount or premium to the prevailing LME price, the particular differential in each case based on the qualities of the type of metal being purchased. (Discounts from LME relating to scrap aluminum purchases are generally referred to as "scrap spreads"). Like its counterpart base-reference P1020 for sales transactions, the LME serves as a base-reference for raw material purchase transactions in the industry because of its widespread acceptance as a value indicator. Since the P1020 market price used to set selling prices is itself directly linked to the market price of LME as described in the preceding paragraph, the LME serves as a common component in pricing both raw material purchases and finished product sales. Common use of the LME as a component in both purchase and sale pricing practices enables the Company to substantially, but not exactly, "lock-in" material margins on its sales without simultaneously buying physical metal to satisfy customers' fixed price sales orders. This is accomplished by the Company's purchase of LME futures contracts, which serve as economic substitutes for physical metal purchases, at the same time that selling prices are fixed. (When the metal to satisfy the fixed price sale commitments is physically purchased and fixed in price the LME futures contracts are sold, resulting in an economically effective cash flow hedge of the metal component of the transactions at issue.)
         The Company's metal hedging practices have several distinct advantages. The foremost of these advantages is that by executing the hedge strategy described the Company can continue to make fixed price sales for delivery to customers in future periods without assuming the significant metal price risk associated with changes in the LME. If the Company did not hedge its future metal delivery commitments by purchasing futures contracts on the LME, the Company, alternatively, could avoid metal price risk by simultaneously buying physical metal to match its future sales commitments; however, this approach would significantly increase the Company's working capital requirements to accommodate the inventory purchases and create serious logistical storage and transportation problems. If the Company were to assume metal price risk, by neither hedging its fixed price sales commitments with futures contracts nor simultaneously buying physical metal, its exposure to metal price changes could threaten the Company's solvency in periods of metal price fluctuations.
         Despite the obvious benefit (in an economic and cash flow sense) of employing LME futures contracts to hedge its metal purchases, the Company notes that the accounting treatment accorded hedge gains/losses realized during the second, third and fourth quarters of 2003 required that such gains/losses be marked-to-market as prescribed by Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"). This mark-to-market treatment resulted from a determination that the hedges did not meet certain "effectiveness" requirements that would have enabled such realized gains/losses to be recorded in other comprehensive income for later reclassification into cost of goods sold when the hedged transactions occur. The "effectiveness" standard required to be met for deferral treatment of the hedge gains/losses is predicated on a statistically based high degree of correlation between price changes in the metal purchases being hedged and price changes in the hedge instruments, the LME futures contracts. The requisite correlation was not met during the last three quarters of 2003 due to the fact that the variability in price changes relating to unhedged components of the metal purchases being hedged (principally scrap spreads) did not move in tandem with hedged components to the degree that would statistically demonstrate the requisite correlation. Recognizing in income rather than deferring the hedge gains/losses as required by SFAS No. 133 had the effect of increasing 2003 material margins, pretax income and net income by approximately $7.0 million, that otherwise would have been recorded in other comprehensive income and matched to hedged metal purchases in 2004. Consequently, 2004 material margins when the hedged transactions occur will be adversely affected by the $7.0 million required under SFAS No. 133 to be recognized in 2003 (see the caption entitled "Commodity Price Risk" under the section entitled "Risk Management" for additional information regarding the Company's hedging programs.) The Company estimates that, absent any other effects that arise from 2004 transactions, the $7.0 million adverse impact in 2004 will be distributed approximately $3.3 million in the first quarter, $1.7 million in the second quarter, $1.2 million in the third quarter and $0.8 million in the fourth quarter.
         During 2003, shipments of the Company's aluminum sheet products decreased by 14% from 2002 due to weak economic conditions, however, fourth quarter 2003 shipments have trended upward to the highest level in 2003 having increased 11% over the third quarter of 2003, 22% over the second quarter of 2003 and 18% over the first quarter of 2003. Contributing to the year over year decline in aluminum shipments were planned equipment downtime for maintenance and capital improvement outages during the first quarter and fourth quarter of 2003. No similar equipment downtime for maintenance and capital improvement outages were taken in 2002. Despite the decreased aluminum shipments, material margins for 2003 were higher than 2002 helping to partially offset the sales volume decline. The improvement in material margins was partially the result of the previously discussed gain of approximately $7.0 million recorded in 2003 relating to certain aluminum hedge transactions.
         During 2002, net sales of the Company's aluminum sheet products increased 6% from the year 2001 while shipment volume increased 13% from 2001. The positive impact of this increased volume, combined with lower depreciation and amortization charges, more than offset the impact of lower material margins in 2002 versus 2001 and helped to increase profitability of the aluminum business for 2002 compared to 2001. Material margins which were lower for the full year of 2002 versus 2001 did increase in the third and fourth quarter of 2002 compared to the third and fourth quarter of 2001 due to firmer aluminum sales pricing coupled with lower metal costs and better scrap availability.
         Demand for the Company's electrical products decreased during 2003. Shipments were down 7% compared to 2002 reflecting weakness in key markets in the electrical products sector, particularly commercial construction. Material margins for 2003 decreased 13% from 2002. Lower net selling prices due to the competitive price environment combined with higher material costs per foot resulted in the decrease in material margins for 2003 versus 2002. Manufacturing costs per foot were down 2% for 2003 versus 2002 primarily due to lower overtime labor, group insurance and workers compensation insurance costs.
         Demand for the Company's electrical products decreased during 2002. Shipments were down 4% compared to 2001 as business conditions remained competitive and commercial construction activity declined. Material margins for 2002 increased 2% from 2001. The reduction in material costs per foot in 2002 compared to 2001 more than offset the lower net selling prices and contributed to the slight material margin improvement in 2002 versus 2001. The Company's electrical products business continued to report operating profits which were slightly increased over 2001 principally due to a decrease in selling, general and administrative expenses and the elimination of goodwill amortization expense in 2002.
         During the second quarter of 2003, the Company implemented changes to its postretirement medical insurance program applicable to all non-bargaining unit Kentucky employees, limiting eligibility and increasing premiums. Because of these changes, the Company realized a benefit of approximately $6.5 million after tax or $0.40 per share in 2003. The Company recognized the benefit as reductions of approximately $3.3 million in cost of goods sold and $3.2 million in selling, general and administrative expenses. In addition to the effect on 2003, the Company estimates that net income will be increased approximately $8.3 million in 2004 and approximately $1.7 million in 2005.
         During the second quarter of 2002, the Company completed its transitional test of goodwill upon the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Pursuant to this test, the Company recorded a charge of $25.3 million or $1.57 per basic share and $1.58 per diluted share (before and after tax), as a cumulative effect of a change in accounting principle, to reflect the impairment of goodwill on the balance sheet as of January 1, 2002. During the fourth quarter of 2003, the Company performed its annual impairment review of the Company's remaining goodwill balance of $48.9 million relating to the Company's Alflex electrical products reporting unit and determined that an additional goodwill impairment write-down of $29.6 million or $1.85 per basic and diluted share (before and after tax) was necessary. The fourth quarter 2003 goodwill impairment charge reflects a more conservative long-term outlook by the Company of a continuing highly competitive, commodity/volume/cost-driven environment for its electrical products business. See the captions entitled "Goodwill Impairment Charges" and "Cumulative Effect of Change in Accounting Principle" in the following section and note 3 to the consolidated financial statements for additional information.
         During the fourth quarter of 2001, the Company recorded non-cash asset impairment charges totaling $167.3 million or $10.18 per basic and diluted share (before and after tax) to reduce the carrying amount of property, plant and equipment and goodwill in accordance with the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"). See the caption entitled "Asset Impairment Charges" in the following section and note 2 to the consolidated financial statements for additional information.

Application of Critical Accounting Policies
         The Company's discussion and analysis of financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's most critical accounting policies require the use of estimates relating to the valuation of property, plant and equipment and goodwill, assumptions and methodology for assessing hedge effectiveness regarding aluminum and natural gas futures contracts, forward contracts and options, assumptions for computing pension and postretirement benefits obligations, allowance for uncollectible accounts receivable, assumptions for computing workers' compensation liabilities and environmental liabilities.
         As stated previously, upon adoption of SFAS No. 142, the Company reduced the carrying value of goodwill associated with its Alflex electrical products subsidiary and during the fourth quarter of 2003 the Company performed its annual impairment review of the Company's remaining goodwill balance and determined that an additional goodwill impairment write-down of $29.6 million was necessary. Future assessments of the carrying value of the $19.3 million of goodwill that remains are dependent on management's estimates of the value of Alflex. Because of the competitive and dynamic nature of Alflex's competitive markets, it is reasonably possible that management's estimate of the value of Alflex may change. Any reduction in the estimate of the value of Alflex may also result in a similar reduction in the carrying value of Alflex's long-lived assets.
         Pension and postretirement benefits obligations accounting is intended to reflect the recognition of future benefit costs over the covered employees' approximate service periods based on the terms of the plans and the investment and funding decisions made by the Company. The Company is required to make assumptions regarding such variables as the expected long-term rate of return on plan assets and the discount rate applied to determine service cost and interest cost to arrive at pension income or expense for the year. As of December 31, 2003, 2002 and 2001, the Company used expected long-term rates of return on pension plan assets of 8.50%, 8.75% and 8.75%, respectively. The postretirement plan has no assets. The Company analyzed the rates of returns on assets used and determined that these rates are reasonable based upon the plans' historical performance relative to the overall markets and mix of assets. The Company will continue to assess the expected long-term rate of return on plan assets assumptions for each plan based on relevant market conditions and will make adjustments to the assumptions as appropriate. A one percent decrease in the estimated return on plan assets would result in an increase in net pension expense of $0.8 million for 2004. For the years ended December 31, 2003, 2002 and 2001, the Company used discount rates of 6.75%, 7.25% and 7.75%, respectively, for both the pension and postretirement plans to determine net pension and postretirement expense. In addition, at December 31, 2003, 2002 and 2001, the Company used discount rates of 6.25%, 6.75% and 7.50%, respectively, for both the pension and postretirement plans to determine benefit obligations at the end of each year. The decrease in the discount rate used in the current year correlates with a decline in interest rates on noncallable, high quality bonds over the past year. The Company bases its discount rate used on Moody's Aa bond index plus an adjustment upward to the next quarter percentage point. See notes 10 and 11 to the consolidated financial statements for the full list of assumptions for the pension and postretirement plans.
         The Company has previously recorded accruals totaling $6.7 million relating to various environmental matters, representing the Company's current best estimate of the cost to remediate these matters. The Company estimates that total cost to remediate these matters could be as much as $16 million should all matters be ultimately concluded in a manner least favorable to the Company.

Results of Operations for 2003, 2002 and 2001
         Net Sales. Net sales for 2003 decreased 5% to $918.4 million (including $100.7 million from Alflex) from $966.2 million (including $112.4 million from Alflex) in 2002. The decrease is due to the combined effect of lower aluminum and electrical product shipments and lower net selling prices of electrical products which more than offset an increase in net selling prices of aluminum products. Unit sales volume of aluminum products decreased 14% to 775 million pounds in 2003 from 905 million pounds in 2002. Alflex unit sales volume was 455 million feet for 2003 compared to 487 million feet for 2002, a 7% decrease. As mentioned previously, the decreased aluminum and electrical product shipments were due to difficult business conditions in both businesses.
         Net sales for 2002 increased 5% to $966.2 million (including $112.4 million from Alflex) from $920.5 million (including $118.7 million from Alflex) in 2001. The increase was due to increased shipments which more than offset a decrease in net selling prices. The increased shipments resulted from increased demand for aluminum products during 2002 across all of the Company's aluminum products' markets and particularly the strength of a resilient residential construction market. Unit sales volume of aluminum products increased 13% to 905 million pounds in 2002 from 801 million pounds in 2001. Alflex unit sales volume was 487 million feet for 2002 compared to 509 million feet for 2001. The decrease was primarily due to ongoing softness in commercial construction activity.
         Gross Profit. Gross profit decreased 11% to $60.1 million (6.5% of net sales) in 2003 after a 43% increase to $67.3 million (7.0% of net sales) in 2002 from 2001 gross profit of $47.0 million (5.1% of net sales). Contributing to the 2003 decrease in gross profit were decreases in both the Aluminum business and Alflex. The Aluminum business gross profit declined primarily due to lower shipment volumes due partly to the effects of the planned equipment downtime for maintenance and capital improvement outages previously discussed, partially offset by the combined effects of improved material margins as a result of the mark-to-market hedge adjustments also mentioned previously and by cost of goods sold reductions related to the aforementioned changes to the Company's postretirement medical insurance program. The 2003 gross profit decrease at Alflex reflect the net effects of lower shipment volume and lower material margins which were somewhat offset by slightly lower manufacturing unit costs in 2003.
         The 2002 increase from 2001 was related entirely to the aluminum business and due primarily to increased volumes and greater manufacturing efficiencies, improving material margins in the last half of 2002, lower outside processing costs, lower natural gas costs plus lower depreciation expense as a result of asset impairment charges recorded in the fourth quarter of 2001. In addition, the gross profit for 2002 benefited from a deferral of the Company's regular December shut-down and maintenance of aluminum production facilities, which permitted increased production and sales in late 2002 and resulted in a deferral to January 2003 of approximately $1.5 million of shut-down expenses, principally relating to labor and purchased parts. All the above factors more than offset the lower material margins experienced during the first half of 2002 which were due to higher scrap acquisition costs for the first six months of 2002 versus the same period in 2001. Scrap acquisition costs declined during the last half of 2002 as scrap availability increased and coupled with lower primary metal costs and firmer pricing for aluminum products translated into higher material margins in the last half of 2002 versus the first half of 2002; however full year 2002 material margins were lower than full year 2001 material margins. Alflex's gross profit for 2002 versus 2001 was down 10% as decreased net sales revenue resulting from decreased shipments and lower selling prices offset the improved material margins. The lower net selling prices reflected the impact of the increasingly competitive price environment in 2002.
         Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased 2% in 2003 from 2002. Contributing to the decrease was a $3.2 million reduction in postretirement medical expense relating to the changes made in the postretirement medical program during the second quarter of 2003, lower accruals for employee incentive plans and a lower provision for uncollectible accounts receivable. Limiting the amount of the decrease were increased professional service costs principally associated with the Company's project to upgrade its information technology systems.
         Selling, general and administrative expenses decreased 14% in 2002 from 2001. Contributing to the decrease were two factors which increased the 2001 selling, general and administrative expenses. The factors were a $3.2 million increase in the provision for uncollectible accounts receivable, principally relating to Chapter 11 bankruptcy filings by certain of the Company's customers, and a $2.5 million additional expense relating to the termination of the Company's 1999 Executive Incentive Plan. Limiting the amount of the decrease were increased professional service costs associated with the Company's information system redesign and accruals for employee incentive plans.
         Amortization of Goodwill. Goodwill was no longer amortized beginning January 2002 as required by the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". See note 3 to the consolidated financial statements for additional information. Amortization of goodwill was $4.0 million in 2001.
         Goodwill Impairment Charges. Non-cash goodwill impairment charges of $29.6 million were recorded in December 2003 in the Company's Alflex electrical products segment as a result of the Company's annual impairment review. See note 3 to the consolidated financial statements for additional information.
         Asset Impairment Charges. Non-cash asset impairment charges of $167.3 million were recorded in 2001 related to the impairment of certain property, plant and equipment and goodwill in the Company's aluminum business segment. The $167.3 million asset impairment charges were composed of $85.4 million of property, plant and equipment write-downs and $81.9 million of goodwill write-downs. See note 2 to the consolidated financial statements for additional information.
         Operating Income (Loss). Operating income decreased $35.9 million to an operating loss of $15.6 million in 2003, after having increased $199.1 million in 2002 to operating income of $20.3 million, in 2003 reflecting the effect of the 2003 goodwill impairment charges and in 2002 reflecting the effect of the 2001 asset impairment charges in addition to the other factors mentioned above.
         Other Income (Expense), Net. Other income (expense), net in 2003 and 2002 increased by $0.9 million and $0.7 million, respectively, compared to 2001 primarily due to increased purchase discounts.
         Interest Expense, Net. Interest expense in 2003 decreased 1% to $15.0 million from $15.1 million in 2002. The decrease was primarily due to a reduction in interest rates under the Company's receivables purchase agreement which more than offset the combined effect of an increase in amounts outstanding under the agreement and a reduction in investment interest income.
         Interest expense in 2002 decreased 2% to $15.1 million from $15.5 million in 2001. The decrease was primarily due to lower interest rates under the Company's receivables purchase agreement combined with a reduction in amounts outstanding under the agreement which more than offset a reduction in investment interest income.
         Income Tax Expense (Benefit). The Company recognized income tax expense of $0.2 million in 2003 compared to an income tax benefit of $2.3 million in 2002 and income tax expense of $0.2 million in 2001. The decrease in income tax expense in 2002 was due to a $2.7 million adjustment recorded in the third quarter of 2002 to reduce prior years' income tax accruals based in part on a change in tax law in 2002.
         At December 31, 2003, the Company had remaining available net operating loss ("NOL") carryforwards of approximately $74 million. These NOL carryforwards will expire in various amounts from 2005 through 2021. The amount of taxable income that can be offset by NOL carryforwards arising prior to the initial public offering of the Company in March 1995 is subject to an annual limitation of approximately $9.6 million plus certain gains included in taxable income which are attributable to the Company prior to the initial public offering. Approximately $34 million of the $74 million of NOL carryforwards mentioned previously are subject to this annual limitation with the remaining amounts having no such annual limitation.
         Cumulative Effect of Change in Accounting Principle. A non-cash goodwill impairment charge of $25.3 million was recorded as a cumulative effect of change in accounting principle as of January 1, 2002 under SFAS No.142. See note 3 to the consolidated financial statements for additional information.
         Net Income (Loss). The Company recorded a net loss for 2003 of $28.9 million, a net loss for 2002 of $16.2 million and a net loss of $193.6 million in 2001, in each case reflecting the factors described above for each year.

Off-Balance Sheet Arrangement
         During 1997, the Company sold all of its trade accounts receivables to a 100% owned subsidiary, Commonwealth Financing Corp. ("CFC"). Simultaneously, CFC entered into a three-year receivables purchase agreement with a financial institution and its affiliate, whereby CFC sells, on a revolving basis, an undivided interest in certain of its receivables and receives up to $150.0 million from an unrelated third party purchaser at a cost of funds linked to commercial paper rates plus a charge for administrative and credit support services. During 2000, the Company and the financial institution extended the receivables purchase agreement for an additional three-year period ending in September 2003, in October 2002, extended the agreement for an additional year ending in September 2004 and in February 2004, extended the agreement through the end of March 2005. In addition, during September 2001 the Company and the financial institution agreed to reduce the size of the facility to $95.0 million, in October 2003, the availability was reduced to $60.0 million and in February 2004, the availability was increased to $80.0 million. At December 31, 2003 and 2002, the Company had outstanding under the agreement $60.0 million and $24.0 million, respectively, and had $64.2 million and $81.2 million, respectively, of net residual interest in receivables sold. The fair value of the net residual interest is measured at the time of the sale and is based on the sale of similar assets. In 2003 and 2002, the Company received gross proceeds of $82.0 million and $51.0 million, respectively, from the sale of receivables and made gross payments of $46.0 million and $47.0 million, respectively, under the agreement. Under the terms of the agreement, the Company is required to maintain tangible net worth of $5 million, and to not exceed certain percentages of credit sales for uncollectible accounts, delinquent accounts and sales returns and allowances. Should the Company exceed such limitations, the financial institution has the right to terminate the agreement.

Liquidity and Capital Resources
         The Company's cash flows from operations in 2003, 2002 and 2001 were $4.0 million, $24.8 million and $3.2 million, respectively. The cash flows from operations decreased in 2003 and 2001 primarily due to reduced income. Working capital decreased to $135.2 million at December 31, 2003 from $138.8 million at December 31, 2002. Working capital was $121.5 million at December 31, 2001.
         Capital expenditures were $16.5 million, $16.3 million and $9.0 million in 2003, 2002 and 2001, respectively, and are estimated to be $12.6 million in 2004, all generally related to upgrading and expanding the Company's manufacturing and other facilities and meeting environmental requirements. Approximately $7.7 million and $5.3 million of the capital expenditures for 2003 and 2002, respectively, were for acquiring and enhancing software and hardware as part of the Company's new information system platform installed in the fourth quarter of 2003.
         The Company's sources of liquidity are cash flows from operations, the Company's receivables purchase agreement previously described and borrowings under its $30 million revolving credit facility. The revolving credit facility expires on March 31, 2005. Availability of advances under the $30 million revolving credit facility is dependent on the continued satisfaction of certain financial covenants contained in the revolving credit agreement. While the Company is currently in full compliance with such financial covenants there is no assurance that the Company will be able to continue meeting such covenants, as currently structured, at all times during the next twelve months. In the event the Company does not meet the requisite covenants it may seek to obtain waivers or amendments of applicable covenant provisions from the participating lenders. In any event, the Company believes it has sufficient liquidity available from operating cash flows and amounts available under its receivables purchase agreement to fund its working capital requirements, capital expenditures, debt service, and if necessary, to satisfy any outstanding amounts under its revolving credit facility for at least the next twelve months.
         The Company's revolving credit facility permits borrowings and letters of credit up to $30.0 million outstanding at any time. As noted in the previous paragraph, availability is subject to satisfaction of certain covenants and other requirements. At December 31, 2003 $26.9 million was available as the only outstanding amounts against the credit facility was $3.1 million of standby letters of credit.
         The Company announced on July 31, 2003, that its Board of Directors had suspended the Company's quarterly cash dividend payments on its common stock as of the third quarter of 2003 due to the challenging economic conditions and to ensure continued compliance with the Company's debt instruments regarding the payment of dividends. The restrictions that limit the payment of cash dividends are contained in the Indenture relating to the Company's $125 million senior subordinated notes due in 2006. The Company believes that the restrictions are likely to result in suspension of the cash dividend through at least the maturity of the senior subordinated notes in 2006.
         The following schedules summarize the Company's contractual cash obligations and unused availability of financing sources at December 31, 2003 (in thousands).

                                                             Payments Due By Period
                                                ------------------------------------------------------------
Contractual Cash Obligations          Total     Less than 1 year    1-3 years     4-5 years    After 5 years
------------------------------------------------------------------------------------------------------------
  Long-term debt                      $125,000           $     -       $125,000       $   -           $    -
  Capital and operating leases          10,411             3,355          3,268       1,338            2,450
  Standby letters of credit              3,111             3,111              -           -                -
  Outstanding obligation under
     receivables purchase
     agreement                          60,000            60,000              -           -                -
                                      ----------------------------------------------------------------------
Total contractual cash obligations    $198,522           $66,466       $128,268      $1,338           $2,450
                                      ======================================================================



                                                             Amount of Availability Per Period
Unused Availability of           Total Amounts  ------------------------------------------------------------
Financing Sources                    Available  Less than 1 year   1-3 years      4-5 years    After 5 years
------------------------------------------------------------------------------------------------------------
  Unused revolving credit
     facility                         $ 26,889           $     -        $26,889      $    -           $    -
  Unused availability under
     receivables purchase
     agreement                               -(1)              -              -(1)        -                -
                                     -----------------------------------------------------------------------
Total available                       $ 26,889(2)        $     -        $26,889(2)   $    -           $    -
                                     =======================================================================

(1) The amount would be $20,000 giving effect to the February 2004 amendment to the receivables purchase agreement described previously.
(2) The amount would be increased to $46,889 giving effect to the February 2004 amendment to the receivables purchase agreement described previously.


         The Company has seven years remaining on a 10-year guaranteed supply agreement with Glencore Ltd. ("Glencore"), a leading diversified trading and industrial company, for the purchase of primary aluminum. Under the agreement, the Company committed to purchase a minimum of 120 million pounds of P1020/99.7% aluminum at current market prices from Glencore each year over the 10-year term. The Company has met or exceeded the minimum purchase quantity for each year of the contract.
         At December 31, 2003, the Company held firm-priced aluminum purchase and sales commitments through May 2005 totaling $5 million and $144 million, respectively. The Company hedges the impact of changes in prices related to these commitments as explained in the caption entitled "Commodity Price Risk" in the following section.

Risk Management
         Commodity Price Risk. The price of aluminum is subject to fluctuations due to unpredictable factors on the worldwide market. To reduce this market risk, the Company follows a policy of hedging its anticipated raw material purchases based on firm-priced sales and purchase orders by purchasing and selling futures contracts, forward contracts and options on the London Metal Exchange ("LME"). The Company also uses forward contracts and options to reduce its risks associated with its natural gas requirements.
         As described in note 7 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") effective January 1, 2001 and has designated virtually all of its aluminum and natural gas futures contracts and forward contracts as cash flow hedges. However, for the last three quarters of the year ending December 31, 2003, the Company's aluminum futures contracts did not meet certain "effectiveness" requirements set forth in SFAS No. 133. Accordingly, as prescribed by the provisions of SFAS No. 133, the derivative instruments used as hedges of aluminum prices were marked-to-market and the gains and losses during the last three quarters of 2003 were recorded currently in the consolidated statement of operations instead of being deferred in other comprehensive income and included in income when the underlying hedged transactions occur. The Company's natural gas futures continue to be deemed "effective" per SFAS No. 133 and accordingly the gains and losses on these financial instruments are deferred in other comprehensive income and included in income when the underlying hedged transactions occur.
         Gains and losses on these instruments that are deferred in other comprehensive income are reclassified into net income as cost of goods sold in the periods when the hedged transactions occur. As of December 31, 2003, approximately $1.8 million of the $2.0 million of deferred net gains are expected to be reclassified from other comprehensive income into net income as cost of goods sold over the next twelve months. A net gain of $7.1 million and a net loss of $0.1 million was recognized in cost of goods sold during the year ended December 31, 2003 and 2002, respectively, representing the amount of the hedges' ineffectiveness. As of December 31, 2003, the Company held open aluminum and natural gas futures and forward contracts having maturity dates extending through December 2005.
         A sensitivity analysis has been prepared to estimate the Company's exposure to market risk related to its LME position. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in the price of the futures contract. On December 31, 2003 the Company had approximately 57,150 metric tonnes of LME futures contracts. A hypothetical 10% change from the 2003 year-end three-month high grade aluminum price of $1,614 per metric tonne would result in a change in fair value of $9.2 million in these contracts. However it should be noted that any change in the fair value of these contracts would be significantly offset with an inverse change in the cost of metal to be purchased. Additionally, as previously noted, gains and losses on the aluminum derivative instruments used as hedges were recorded currently in the consolidated statement of operations during the last three quarters of 2003 instead of being deferred in other comprehensive income and included in income when the underlying hedged transactions occur. The recording of these transactions in this manner to comply with SFAS No. 133 effects the matching and increases volatility in the consolidated statement of operations.
         A sensitivity analysis has been prepared to estimate the Company's exposure to market risk related to its New York Mercantile Exchange ("NYMEX") Henry Hub natural gas forward contracts. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in the price of the forward contract. On December 31, 2003 the Company had approximately 6.3 million cubic feet of NYMEX forward contracts. A hypothetical 10% change from the 2003 year-end three-month natural gas price of $5.277 per cubic foot would result in a change in fair value of $3.3 million in these contracts. However it should be noted that any change in the fair value of these contracts that is recognized in income would be significantly offset with an inverse change in the cost of gas purchased during the same reporting period.
         Credit Risk. Assessments of credit worthiness and credit risk are completed on potential and existing customers through a review of trade references, bank references, financial statements, and independent credit bureau reports.
         Also as previously discussed, the Company utilizes futures contracts, forward contracts and options to protect against exposures to commodity price risk in the aluminum and natural gas markets. The Company is exposed to losses in the event of non-performance by the counterparties to these agreements; however, the Company does not anticipate non-performance by the counterparties. Assessments of credit risks with trading partners (brokers) are completed through a review of the broker's ratings with credit rating agencies. However, the Company does not require collateral to support broker transactions. In addition, all brokers trading on the LME with U.S. clients are regulated by the Commodity Futures Trading Commission, which requires the brokers to be fully insured against unrealized losses owed to clients. Brokers of natural gas forward contracts are not regulated. At December 31, 2003, credit lines totaling $27.8 million were available at various brokerages used by the Company.

Recently Issued Accounting Standards
         In January 2003, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"), and issued a revision in December 2003. This Interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for the Company in the quarter ending March 31, 2004. Management does not expect the adoption of this Interpretation to have a material impact on the Company's results of operations or financial position.
         In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). The Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. In addition, the provisions of this Statement are generally to be applied prospectively. The Statement's initial adoption did not have a material impact on the Company's results of operations or financial position.
         In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The provisions of SFAS No.150 apply immediately to all financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. The Statement's initial adoption did not have a material impact on the Company's results of operations or financial position.
         In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits". The Statement requires additional disclosures about an employer's pension plans and postretirement benefits plans such as: the types of plan assets, investment strategy, measurement date, plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. See notes 10 and 11 to the consolidated financial statements for the required additional disclosures.

                                                          Exhibit 13 item (C)
                                                          -------------------

                          COMMONWEALTH INDUSTRIES, INC.
                           Consolidated Balance Sheet
                        (in thousands except share data)

                                                                                   December 31,
                                                                       -------------------------------------
                                                                           2003                    2002
                                                                       -------------           -------------
Assets
Current assets:
          Cash and cash equivalents                                      $        -               $  13,211
          Accounts receivable, net                                              451                      66
          Inventories                                                       131,365                 125,348
          Net residual interest in receivables sold                          64,214                  81,195
          Prepayments and other current assets                               14,194                   7,133
                                                                       -------------           -------------
               Total current assets                                         210,224                 226,953
Property, plant and equipment, net                                          142,035                 146,968
Goodwill                                                                     19,265                  48,872
Other noncurrent assets                                                       7,802                   6,111
                                                                       -------------           -------------
               Total assets                                               $ 379,326               $ 428,904
                                                                       =============           =============

Liabilities
Current liabilities:
          Outstanding checks in excess of deposits                        $     733               $       -
          Accounts payable                                                   50,308                  59,594
          Accrued liabilities                                                24,009                  28,527
                                                                       -------------           -------------
               Total current liabilities                                     75,050                  88,121
Long-term debt                                                              125,000                 125,000
Other long-term liabilities                                                   3,845                   5,183
Accrued pension benefits                                                     30,147                  26,743
Accrued postretirement benefits                                              67,146                  76,670
                                                                       -------------           -------------
               Total liabilities                                            301,188                 321,717
                                                                       -------------           -------------

Commitments and contingencies                                                     -                       -

Stockholders' Equity
     Common stock, $0.01 par value, 50,000,000 shares authorized,
          16,010,971 and 15,997,651 shares outstanding at
          December 31, 2003 and 2002, respectively                              160                     160
     Additional paid-in capital                                             405,703                 405,613
     Accumulated deficit                                                   (308,477)               (277,942)
     Accumulated other comprehensive income:
         Unrealized gain on security                                             34                       -
         Minimum pension liability adjustment                               (21,276)                (21,391)
         Effects of cash flow hedges                                          1,994                     747
                                                                       -------------           -------------
               Total stockholders' equity                                    78,138                 107,187
                                                                       -------------           -------------
               Total liabilities and stockholders' equity                 $ 379,326               $ 428,904
                                                                       =============           =============

 The accompanying notes are an integral part of the consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
                      Consolidated Statement of Operations
                      (in thousands except per share data)

                                                                Year ended December 31,
                                                      ---------------------------------------------
                                                         2003            2002              2001
                                                      -----------     ------------      -----------
Net sales                                              $ 918,396        $ 966,238        $ 920,504
Cost of goods sold                                       858,274          898,927          873,473
                                                      -----------     ------------      -----------
     Gross profit                                         60,122           67,311           47,031
Selling, general and administrative expenses              46,085           46,977           54,523
Amortization of goodwill                                       -                -            3,988
Goodwill impairment charges                               29,607                -                -
Asset impairment charges                                       -                -          167,267
                                                      -----------     ------------      -----------
     Operating income (loss)                             (15,570)          20,334         (178,747)
Other income (expense), net                                1,771            1,636              907
Interest expense, net                                    (14,951)         (15,146)         (15,512)
                                                      -----------     ------------      -----------
     Income (loss) before income taxes and cumulative
       effect of change in accounting principle          (28,750)           6,824         (193,352)
Income tax expense (benefit)                                 184           (2,292)             200
                                                      -----------     ------------      -----------
     Income (loss) before cumulative effect of
       change in accounting principle                    (28,934)           9,116         (193,552)
Cumulative effect of change in accounting principle            -          (25,327)               -
                                                      -----------     ------------      -----------
     Net income (loss)                                 $ (28,934)       $ (16,211)       $(193,552)
                                                      ===========     ============      ===========

Basic net income (loss) per share:
     Income (loss) before cumulative effect of
       change in accounting principle                    $ (1.81)          $ 0.57         $ (11.78)
     Cumulative effect of change in accounting principle       -            (1.58)               -
                                                      -----------     ------------      -----------
     Net income (loss)                                   $ (1.81)         $ (1.01)        $ (11.78)
                                                      ===========     ============      ===========

Diluted net income (loss) per share:
     Income (loss) before cumulative effect of
       change in accounting principle                    $ (1.81)          $ 0.57         $ (11.78)
     Cumulative effect of change in accounting principle       -            (1.57)               -
                                                      -----------     ------------      -----------
     Net income (loss)                                   $ (1.81)         $ (1.00)        $ (11.78)
                                                      ===========     ============      ===========

Weighted average shares outstanding
     Basic                                                16,011           15,994           16,428
     Diluted                                              16,011           16,097           16,428

 The accompanying notes are an integral part of the consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
              Consolidated Statement of Comprehensive Income (Loss)
                                 (in thousands)

                                                                                          Year ended December 31,
                                                                                 ----------------------------------------
                                                                                    2003           2002            2001
                                                                                 ----------     ----------      ---------
Net income (loss)                                                                $ (28,934)     $ (16,211)     $(193,552)
Other comprehensive income, net of tax:
     Unrealized gain on security                                                        34              -              -
     Minimum pension liability adjustment                                              115        (21,391)             -
     Net change related to cash flow hedges:
         Cumulative effect of accounting change                                          -              -          6,619
         Increase (decrease) in fair value of cash flow hedges                       9,615          1,867        (31,451)
         Reclassification adjustment for (gains) losses included in net income      (8,368)        10,224         13,488
                                                                                 ----------     ----------      ---------
     Net change related to cash flow hedges                                          1,247         12,091        (11,344)
                                                                                 ----------     ----------      ---------
Comprehensive income (loss)                                                      $ (27,538)     $ (25,511)     $(204,896)
                                                                                 ==========     ==========      =========

 The accompanying notes are an integral part of the consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
            Consolidated Statement of Changes in Stockholders' Equity
                 (in thousands except share and per share data)

                                                                                                   Accumulated
                                                                                                      Other
                                                                                                   Comprehensive
                                                                                                       Income:
                                                                                   Notes   ------------------------------
                                Common Stock                                    Receivable Unrealized   Minimum Effects of
                              ----------------  Additional                       from Sale    Gain      Pension   Cash       Total
                              Number of          Paid-in  Accumulated  Unearned  of Common     on     Liability   Flow Stockholders'
                               Shares    Amount   Capital   Deficit  Compensation  Stock    Security  Adjustment  Hedges    Equity
                                ---------- -----  -------  ---------  --------  ----------  -------  --------   ---------  --------
Balance December 31, 2000      16,528,051 $ 165 $ 408,505 $ (61,688)   $ (7)     $ (8,582)    $ -       $ -       $   -   $ 338,393
Net income (loss)                       -     -         -  (193,552)      -             -       -         -           -    (193,552)
Cash dividends, $0.20
  per share                             -     -         -    (3,292)      -             -       -         -           -      (3,292)
Effects of cash flow hedges             -     -         -         -       -             -       -         -     (11,344)    (11,344)
Amortization of unearned
  compensation                          -     -         -         -       7             -       -         -           -           7
Issuance of stock in connection
  with stock awards                24,975     -       106         -       -             -       -         -           -         106
Repayments of notes receivable
 and retirement of common
 stock                           (583,996)   (5)   (3,168)        -       -         7,021       -         -           -       3,848
                                ---------- -----  -------  ---------  --------  ----------  -------  --------   ---------  --------
Balance December 31, 2001      15,969,030   160   405,443  (258,532)      -        (1,561)      -         -     (11,344)    134,166
Net income (loss)                       -     -         -   (16,211)      -             -       -         -           -     (16,211)
Cash dividends, $0.20
  per share                             -     -         -    (3,199)      -             -       -         -           -      (3,199)
Minimum pension liability
  adjustment                            -     -         -         -       -             -       -      (21,391)       -     (21,391)
Effects of cash flow hedges             -     -         -         -       -             -       -         -      12,091      12,091
Issuance of stock in connection
  with stock awards                28,621     -       170         -       -             -       -         -           -         170
Repayments of notes receivable
 and retirement of common
 stock                                  -     -         -         -       -         1,561       -         -           -       1,561
                                ---------- -----  -------  ---------  --------  ----------  -------  --------   ---------  --------
Balance December 31, 2002      15,997,651   160   405,613  (277,942)      -             -       -      (21,391)     747     107,187
Net income (loss)                       -     -         -   (28,934)      -             -       -         -           -     (28,934)
Cash dividends, $0.10
  per share                             -     -         -    (1,601)      -             -       -         -           -      (1,601)
Unrealized gain on security             -     -         -         -       -             -      34         -           -          34
Minimum pension liability
  adjustment                            -     -         -         -       -             -       -          115        -         115
Effects of cash flow hedges             -     -         -         -       -             -       -         -       1,247       1,247
Issuance of stock in connection
  with stock awards                13,320     -        90         -       -             -       -         -           -          90
                                ---------- -----  -------  --------  --------  ----------  -------   --------  ---------   --------
Balance December 31, 2003      16,010,971 $ 160  $405,703 $(308,477)    $ -           $ -    $ 34    $ (21,276)  $1,994    $ 78,138
                               ==========  =====  =======  ========  ========  ==========  =======   ========= =========   ========

 The accompanying notes are an integral part of the consolidated financial statements.

                          COMMONWEALTH INDUSTRIES, INC.
                      Consolidated Statement of Cash Flows
                                 (in thousands)

                                                                                 Year ended December 31,
                                                                       --------------------------------------------
                                                                          2003             2002             2001
                                                                       ----------       ----------      -----------
Cash flows from operating activities:
   Net income (loss)                                                    $(28,934)       $ (16,211)      $ (193,552)
   Adjustments to reconcile net income (loss) to net cash
    provided by operations:
      Depreciation                                                        20,713           21,142           30,053
      Amortization                                                           895              984            5,276
      Asset impairment charges                                                 -                -          167,267
      Goodwill impairment charges                                         29,607           25,327                -
      Loss on disposal of property, plant and equipment                      554              325              364
      Issuance of common stock in connection with stock awards                90              170              106
      Changes in assets and liabilities:
        (Increase) decrease in accounts receivable, net                     (385)              15               30
        (Increase) decrease in inventories                                (6,017)          (6,310)          18,647
         Decrease (increase) in net residual interest in receivables sold 17,015            1,115           (9,943)
        (Increase) decrease in prepayments and other current assets       (6,920)          (2,041)           8,133
        (Increase) in other noncurrent assets                               (579)          (3,602)            (322)
        (Decrease) increase in accounts payable                           (9,286)           8,901           (2,829)
        (Decrease) in accrued liabilities                                 (3,412)            (120)         (13,524)
        (Decrease) in other liabilities                                   (9,350)          (4,941)          (6,472)
                                                                       ----------       ----------      -----------
                 Net cash provided by operating activities                 3,991           24,754            3,234
                                                                       ----------       ----------      -----------
Cash flows from investing activities:
   Purchases of property, plant and equipment                            (16,492)         (16,321)          (9,002)
   Proceeds from sale of property, plant and equipment                       158               23               91
                                                                       ----------       ----------      -----------
        Net cash (used in) investing activities                          (16,334)         (16,298)          (8,911)
                                                                       ----------       ----------      -----------
Cash flows from financing activities:
   Increase in outstanding checks in excess of deposits                      733                -                -
   Proceeds from long-term debt                                          108,970           77,270           57,110
   Repayments of long-term debt                                         (108,970)         (77,270)         (57,110)
   Repayments of notes receivable from sale of common stock                    -            1,561            3,848
   Cash dividends paid                                                    (1,601)          (3,199)          (3,292)
                                                                       ----------       ----------      -----------
        Net cash (used in) provided by financing activities                 (868)          (1,638)             556
                                                                       ----------       ----------      -----------
Net (decrease) increase in cash and cash equivalents                     (13,211)           6,818           (5,121)
Cash and cash equivalents at beginning of period                          13,211            6,393           11,514
                                                                       ----------       ----------      -----------
Cash and cash equivalents at end of period                              $      -         $ 13,211          $ 6,393
                                                                       ==========       ==========      ===========
Supplemental disclosures:
    Interest paid                                                       $ 14,595         $ 14,483          $15,609
    Income taxes paid (refunds received)                                     118           (2,524)              36
Non-cash activities:
    Repayment of notes receivable from sale of common stock with
      common stock and subsequent retirement of common stock            $      -         $      -          $ 3,173

 The accompanying notes are an integral part of the consolidated financial statements.

                         COMMONWEALTH INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies Commonwealth Industries, Inc. (the "Company") operates principally in the United States in two segments. The aluminum segment manufactures common alloy aluminum sheet for distributors and the transportation, construction, and consumer durables end-use markets. The electrical products segment manufactures flexible electrical wiring products for the commercial construction and do-it-yourself markets.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant estimates relate to the valuation of property, plant and equipment and goodwill, assumptions and methodology for assessing hedge effectiveness regarding aluminum and natural gas futures contracts, forward contracts and options, assumptions for computing pension and postretirement benefits obligations, allowance for uncollectible accounts receivable, assumptions for computing workers' compensation liabilities and environmental liabilities.

Cash and Cash Equivalents
Cash and cash equivalents include demand deposits with banks and highly liquid investments with original maturities of three months or less. The carrying amount of cash and cash equivalents approximates their fair value.

Concentrations of Credit Risk
Futures contracts, options, cash investments and accounts receivable potentially subject the Company to concentrations of credit risk. The Company places its cash investments with high credit quality institutions. At times, such cash investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Credit risk with respect to accounts receivable exists related to concentrations of sales to aluminum distributors, who in turn resell the Company's aluminum products to end-use markets, including the consumer durables, building and construction and transportation markets. Concentrations of credit risk with respect to accounts receivable from the sale of electrical products are limited due to the large customer base, and their dispersion across many different geographical areas. During 2003, 2002 and 2001, sales to one major customer amounted to approximately 9.7%, 11.1% and 12.2%, respectively, of the Company's net sales. No other single customer accounted for more than 10% of the Company's net sales in 2003, 2002 or 2001. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral to support customer receivables.

Inventories
Inventories are stated at the lower of cost or market. The methods of accounting for inventories are described in note 5.

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

Goodwill represents the excess of cost over the fair value of net assets acquired and prior to 2002 was being amortized on a straight-line basis over forty years. Accumulated amortization was $23.1 million at December 31, 2001. Beginning January 1, 2002 goodwill is no longer amortized, but instead is being evaluated annually for impairment according to the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). See note 3 for additional information.

Prior to January 1, 2002, the Company periodically evaluated the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets according to the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No.121"). In the event that facts and circumstances indicated that the carrying amount of an asset or group of assets may be impaired, an evaluation of recoverability was performed in accordance with the provisions of SFAS No. 121. In performing the evaluation, the estimated future undiscounted cash flows associated with the asset was compared to the assets' carrying amount to determine if a write-down to fair value or discounted cash flow value was required. The Company recorded an impairment charge in the fourth quarter of 2001 according to the provisions of SFAS No.121. See note 2 for additional information.

After January 1, 2002, the Company periodically evaluates the carrying value of long-lived assets to be held and used according to Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). The Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement superseded SFAS No. 121, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a "segment of a business" (as previously defined in that Opinion). The adoption of SFAS No. 144 had no impact on the Company's financial statements in 2002.

Capitalized Software Costs
The Company capitalizes certain computer software acquisition and implementation costs. Computer software costs of $7.7 million and $5.3 million were capitalized during the year ended December 31, 2003 and 2002, respectively, relating to the Company's project to upgrade its information technology systems which became operational in the fourth quarter of 2003. The Company recorded $0.4 million of depreciation during the fourth quarter of 2003 relating to the project.

Capitalized Interest Costs
The Company capitalizes interest costs associated with the financing of major capital expenditures up to the time the asset is ready for its intended use.

Deferred Financing Costs
The costs related to the issuance of debt are capitalized and amortized over the lives of the related debt as interest expense.

Financial Instruments
The Company enters into futures contracts, forward contracts and options to manage exposures to price risk related to aluminum and natural gas purchases. The Company also occasionally uses interest rate swap agreements to manage interest rate risk. Gains and losses on these financial instruments which effectively hedge exposures are deferred, net of taxes if any, in other comprehensive income and included in income when the underlying transactions occur. The ineffective portion of the gains and losses are recorded currently in the consolidated statement of operations. Gains and losses on certain other financial instruments entered into to mitigate risk which do not qualify for hedge accounting are recognized currently in the consolidated statement of operations. See note 7 for additional information.

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

The Company classifies customer rebates as sales deductions in accordance with the requirements of Emerging Issues Task Force Issue No. 01-09 and classifies shipping costs incurred as a component of cost of goods sold in accordance with the requirements of Emerging Issues Task Force Issue No. 00-10.

Computation of Net Income Per Common Share
Basic net income per common share has been computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted net income per share has been computed by dividing net income by the weighted average number of common and common equivalent shares (stock options) outstanding during the period.

Stock-Based Compensation
At December 31, 2003, the Company had stock-based compensation plans which are described more fully in note 14. As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company follows the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plans under the intrinsic value based method. Accordingly, no stock-based compensation expense has been recognized for stock options issued under the plans as all stock options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation expense been determined based on the fair value of the stock options at the grant date consistent with the provisions of SFAS No. 123, the Company's net loss and basic and diluted net loss per share would have been increased for 2003, 2002 and 2001 to the pro forma amounts which follow (in thousands except per share data):

                                            2003           2002           2001
                                            ----           ----           ----
Net income (loss) as reported            $(28,934)      $(16,211)     $(193,552)
Less total stock-based employee
compensation expense determined under
fair value method for all awards, net
of related tax effects                        327            372            106
                                        ---------      ---------     ----------
Pro forma net income (loss)              $(29,261)      $(16,583)     $(193,658)
                                        =========      =========     ==========

Basic net income (loss) per share
    As reported                            $(1.81)        $(1.01)       $(11.78)
    Pro forma                               (1.83)         (1.04)        (11.79)
Diluted net income (loss) per share
    As reported                            $(1.81)        $(1.00)       $(11.78)
    Pro forma                               (1.83)         (1.03)        (11.79)

Self Insurance
The Company is substantially self-insured for losses related to workers' compensation and health claims. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred based on Company experience and certain actuarial assumptions. Under the terms of the workers' compensation programs, the Company is required to maintain pre-determined amounts of cash security, restricted as to use. At December 31, 2003 and 2002, $3.2 million and $2.9 million, respectively, of other noncurrent assets on the consolidated balance sheet were so restricted.

Environmental Compliance and Remediation
Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs and post-remediation monitoring are recorded when they are probable and reasonably estimable. The liability may include costs such as environmental site evaluations, consultant fees, feasibility studies, outside contractor and monitoring expenses. The assessment of this liability is calculated based on existing technology, does not reflect any offset for possible recoveries from insurance companies and is not discounted. The Company expenses all legal fees associated with remediation costs and post-remediation monitoring as the fees are incurred. These fees are neither estimable nor probable, as it is not possible to predict the amount or timing of cost for future environmental matters which may subsequently be determined.

Capital Lease Obligations
The Company leases certain property, plant and equipment used in its operations, some of which are required to be capitalized in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("SFAS No. 13"). SFAS No. 13 requires the capitalization of leases meeting certain criteria, with the related asset being recorded in property, plant and equipment and an offsetting amount recorded as a liability.

Recently Issued Accounting Standards
In January 2003, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"), and issued a revision in December 2003. This Interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for the Company in the quarter ending March 31, 2004. Management does not expect the adoption of this Interpretation to have a material impact on the Company's results of operations or financial position.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (" SFAS No. 149"). The Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. In addition, the provisions of this Statement are generally to be applied prospectively. The Statement's initial adoption did not have a material impact on the Company's results of operations or financial position.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The provisions of SFAS No. 150 apply immediately to all financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. The Statement's initial adoption did not have a material impact on the Company's results of operations or financial position.

In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits". The Statement requires additional disclosures about an employer's pension plans and postretirement benefits plans such as: the types of plan assets, investment strategy, measurement date, plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. See notes 10 and 11 to the consolidated financial statements for the required additional disclosures.

2.  Asset Impairment Charges
During the fourth quarter of 2001, the Company recorded a non-cash asset impairment charge of $167.3 million or $10.18 per basic and diluted share (before and after tax) related to the impairment of certain property, plant and equipment and goodwill in its aluminum segment. The asset impairment charges resulted from the application of the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121") which required that long-lived assets, certain intangibles and goodwill held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The Company undertook the impairment review upon concluding, in the weeks following the tragic events of September 11, that the economic recovery forecast by the Company to restore its aluminum rolling mill operations to profitability in the second half of 2001 would not occur, and that a continuation of poor market conditions would impact the carrying amount of the assets. The estimated fair value of the assets was based on anticipated cash flows of the operations in the Company's aluminum business discounted at a rate commensurate with the risk involved. The $167.3 million impairment charge was composed of $85.4 million of property, plant and equipment write-downs ($1.8 million of net land and improvements, $15.7 million of net building improvements, $59.0 million of net machinery and equipment and $8.9 million of construction in progress) and $81.9 million of goodwill write-downs.

3.  Goodwill
Effective January 1, 2002, the Company adopted Statement of Financial
Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets" and amends Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"), to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 121 was subsequently superseded by Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144").

SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer to be amortized but reviewed for impairment annually or more frequently if certain indicators arise, using a two-step approach. SFAS No. 142 was effective January 1, 2002 and the Company was required to complete step one of a transitional impairment test by June 30, 2002 and to complete step two of the transitional impairment test, if step one indicates that the reporting unit's carrying value exceeds its fair value, by December 31, 2002. Any impairment loss resulting from the transitional impairment test was required to be recorded as a cumulative effect of a change in accounting principle in the quarter ended March 31, 2002. Any subsequent impairment losses will be reflected in operating income in the consolidated statement of operations. The net goodwill balances attributable to each of the Company's reporting units were tested for impairment by comparing the fair value of each reporting unit to its carrying value. Fair value was determined by using the valuation technique of calculating the present value of estimated expected future cash flows (using a discount rate commensurate with the risks involved).

Based upon the transitional impairment test performed upon adoption of SFAS No. 142, the Company recorded a goodwill impairment loss of $25.3 million ($13.5 million in its aluminum segment and $11.8 million in its electrical products segment). As required by SFAS No. 142 and previously described, the Company recorded the goodwill write-down as a cumulative effect of a change in accounting principle as of January 1, 2002 and restated the Company's first quarter 2002 financial results.

During the fourth quarter of 2003, the Company performed its annual impairment review of the Company's remaining goodwill balance relating to the Alflex electrical products segment and determined that an additional goodwill impairment write-down of $29.6 million was necessary. The impairment loss was due to increased competition in the electrical products industry which lowered the operating profits and cash flows during 2003 over what had been expected. Based upon this trend, the long-term earnings and cash flow forecasts were revised.

The following displays the changes in the carrying amount of goodwill in each of the Company's reportable segments for the years ended December 31, 2003 and 2002 (in thousands):

                                                                                  Electrical
                                                                      Aluminum     Products       Total
                                                                      --------    ----------    ---------
Balance December 31, 2001                                              $13,470     $60,729       $74,199
  Goodwill impairment loss as a result of transitional
     Impairment test related to adoption of SFAS No. 142               (13,470)    (11,857)      (25,327)
                                                                       -------     -------       -------
Balance December 31, 2002                                                    -      48,872        48,872
  Goodwill impairment loss as a result of annual
     Impairment test performed in fourth quarter                             -     (29,607)      (29,607)
                                                                       -------     -------       -------
Balance December 31, 2003                                              $     -     $19,265       $19,265
                                                                       =======     =======       =======

The following represents transitional disclosures for the years ending December 31, 2003, 2002 and 2001 relating to goodwill amortization including the goodwill impairment loss which was recorded as a cumulative effect of a change in accounting principle as of January 1, 2002, as required by SFAS No. 142 and the goodwill impairment loss which was recorded in operating income during the fourth quarter of 2003 (in thousands except per share data):

                                                                                    2003           2002          2001
                                                                                    ----           ----          ----
Reported income (loss) before cumulative effect of change in accounting principle $(28,934)     $  9,116     $(193,552)
Cumulative effect of change in accounting principle                                      -       (25,327)            -
                                                                                   -------       -------      --------
   Reported net income (loss)                                                      (28,934)      (16,211)     (193,552)
Add back: goodwill amortization                                                          -             -         3,988
                                                                                   -------       -------      --------
   Adjusted net income (loss)                                                     $(28,934)     $(16,211)    $(189,564)
                                                                                   ========      ========     ========

Basic net income (loss) per share:
   Reported income (loss) before cumulative effect of change in accounting
      Principle                                                                     $(1.81)        $ 0.57      $(11.78)
   Cumulative effect of change in accounting principle                                   -          (1.58)           -
                                                                                    ------         ------      -------
       Reported net income (loss)                                                    (1.81)         (1.01)      (11.78)
   Goodwill amortization                                                                 -              -         0.24
                                                                                    ------         ------      -------
       Adjusted net income (loss)                                                   $(1.81)       $ (1.01)     $(11.54)
                                                                                    ======         ======      =======

Diluted net income (loss) per share:
   Reported income (loss) before cumulative effect of change in accounting
      Principle                                                                     $(1.81)        $ 0.57      $(11.78)
   Cumulative effect of change in accounting principle                                   -          (1.57)           -
                                                                                    ------         ------      -------
       Reported net income (loss)                                                    (1.81)         (1.00)      (11.78)
   Goodwill amortization                                                                 -              -         0.24
                                                                                    ------         ------      -------
       Adjusted net income (loss)                                                   $(1.81)        $(1.00)     $(11.54)
                                                                                    ======         ======      =======

Weighted average shares outstanding
    Basic                                                                           16,011         15,994       16,428
    Diluted                                                                         16,011         16,097       16,428


The Company has no other intangible assets other than the goodwill discussed above.

4.  Receivables Purchase Agreement
On September 26, 1997, the Company sold all of its trade accounts receivables to a 100% owned subsidiary, Commonwealth Financing Corp. ("CFC"). Simultaneously, CFC entered into a three-year receivables purchase agreement with a financial institution and its affiliate whereby CFC can sell, on a revolving basis, an undivided interest in certain of its receivables and receive up to $150.0 million from an unrelated third party purchaser at a cost of funds linked to commercial paper rates plus a charge for administrative and credit support services. The Company services the receivables for a fee in accordance with the receivables purchase agreement. In addition, under the agreement, the receivables are sold with no recourse to the Company and the Company records no discount on the sale of the receivables. During September 2000, the Company and the financial institution extended the receivables purchase agreement for an additional three-year period ending in September 2003, in October 2002, extended the agreement for an additional year ending in September 2004 and in February 2004, extended the agreement through the end of March 2005. In addition during September 2001, the Company and the financial institution agreed to reduce the maximum amount which can be outstanding under the agreement to $95.0 million, in October 2003, the availability was reduced to $60.0 million and in February 2004, the availability was increased to $80.0 million.

At December 31, 2003 and 2002, the Company had outstanding under the agreement $60.0 million and $24.0 million, respectively, and had $64.2 million and $81.2 million, respectively, of net residual interest in the receivables sold. The fair value of the net residual interest is measured at the time of the sale and is based on the sale of similar assets. In 2003 and 2002, the Company received gross proceeds of $82.0 million and $51.0 million, respectively, from the sale of receivables and made gross payments of $46.0 million and $47.0 million, respectively, under the agreement.

The Company maintains an allowance for uncollectible accounts based upon the expected collectibility of all consolidated trade accounts receivable, including receivables sold by CFC. The allowance was $1.4 million and $1.1 million at December 31, 2003 and 2002, respectively, and is netted against the net residual interest in the receivables sold in the Company's consolidated financial statements.

Under the terms of the agreement, the Company is required to maintain tangible net worth of $5 million, and to not exceed certain percentages of credit sales for uncollectible accounts, delinquent accounts and sales returns and allowances. Should the Company exceed such limitations, the financial institution has the right to terminate the agreement.

5.  Inventories
Inventories at December 31 consist of the following (in thousands):

                                                        2003             2002
                                                        ----             ----
Raw materials                                         $38,118         $22,718
Work in process                                        49,052          46,676
Finished goods                                         38,051          43,780
Expendable parts and supplies                          12,915          14,320
                                                     --------        --------
                                                      138,136         127,494
LIFO reserve                                           (6,771)         (2,146)
                                                     --------        --------
                                                     $131,365        $125,348
                                                     ========        ========

The Company's raw materials, work in process and finished goods inventories are valued using the last-in, first-out (LIFO) accounting method in the Company's aluminum segment and the first-in, first-out (FIFO) and average-cost accounting methods in the Company's electrical products segment. The FIFO accounting method is used throughout the entire Company for valuing its expendable parts and supplies inventory. Inventories of approximately $110.0 million and $98.2 million, included in the above totals (before the LIFO reserve) at December 31, 2003 and 2002, respectively, are accounted for under the LIFO method of accounting while the remainder of the inventories are accounted for under the FIFO and average-cost methods.

6.  Property, Plant and Equipment
Property, plant and equipment and the related accumulated depreciation at December 31 consist of the following (in thousands):

                                                   2003             2002
                                                   ----             ----
Land and improvements                            $17,134         $17,134
Buildings and improvements                        55,462          55,244
Machinery and equipment                          326,764         311,823
Construction in progress                          11,275          16,391
                                                --------        --------
                                                 410,635         400,592
Less accumulated depreciation                    268,600         253,624
                                                --------        --------
Net property, plant and equipment               $142,035        $146,968
                                                ========        ========

Depreciation expense was $20.7 million, $21.1 million and $30.1 million for the years ended 2003, 2002 and 2001, respectively. The net book value of property, plant and equipment was reduced by $85.4 million in 2001 as a result of the asset impairment charges described in note 2.

7.  Financial Instruments and Hedging Activities
Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", including Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS No. 133"). The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in net income unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the consolidated statement of operations, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Under SFAS No. 133, gains and losses that represent the effective portion of cash flow hedge transactions are recorded in other comprehensive income. Gains and losses on these instruments that are deferred in other comprehensive income are reclassified into net income as cost of goods sold in the periods when the hedged transactions occur.

The Company enters into futures contracts, forward contracts and options to manage exposures to price risk related to aluminum and natural gas purchases. The Company has designated the futures contracts and forward contracts as cash flow hedges of anticipated aluminum raw material and natural gas requirements, respectively. For the last three quarters of the year ending December 31, 2003, the Company's aluminum futures contracts did not meet certain "effectiveness" requirements set forth in SFAS No. 133. Accordingly, as prescribed by the provisions of SFAS No. 133, the derivative instruments used as hedges were marked-to-market and the gains and losses during the last three quarters of 2003 were recorded currently in the consolidated statement of operations instead of being deferred in other comprehensive income and included in income when the underlying hedged transactions occur. The Company's natural gas futures continue to be deemed "effective" per SFAS No. 133 and accordingly the gains and losses on these financial instruments are deferred in other comprehensive income and included in income when the underlying hedged transactions occur.

The Company is exposed to losses in the event of non-performance by the counterparties to these agreements; however, the Company does not anticipate non-performance by the counterparties. Assessments of credit risks with trading partners (brokers) are completed through a review of the broker's ratings with credit rating agencies. However, the Company does not require collateral to support broker transactions. All brokers trading on the London Metal Exchange with U.S. clients are regulated by the Commodity Futures Trading Commission, which requires the brokers to be fully insured against unrealized losses owed to clients. Brokers of natural gas forward contracts are not regulated. At December 31, 2003, credit lines totaling $27.8 million were available at various brokerages used by the Company.

The Company recorded a cumulative-effect-type net gain transition adjustment of $6.6 million in accumulated other comprehensive income to recognize at fair value all derivatives that were designated as cash-flow hedging instruments upon adoption of SFAS No. 133 on January 1, 2001. All of this amount was reclassified from accumulated other comprehensive income into cost of goods sold during 2001. As of December 31, 2003, approximately $1.8 million of the $2.0 million of deferred net gains are expected to be reclassified from other comprehensive income into net income as cost of goods sold over the next twelve months. As of December 31, 2003, the Company held open aluminum and natural gas futures contracts, forward contracts and options having maturity dates extending through December 2005. A net gain of $7.1 million for the year ended December 31, 2003 and a net loss of $0.1 million for both the year ended December 31, 2002 and 2001, was recognized in cost of goods sold representing the amount of the hedges' ineffectiveness.

At December 31, 2003, the Company held firm-priced aluminum purchase and sales commitments through May 2005 totaling $5 million and $144 million, respectively. At December 31, 2002, the Company held firm-priced aluminum purchase and sales commitments through December 2004 totaling $7 million and $123 million, respectively.

8.  Long-term Debt and Revolving Credit Facility
Long-term debt of the Company at December 31 consisted of the following (in thousands):
                                                2003             2002
                                                ----             ----
Senior subordinated notes                   $125,000         $125,000
Revolving credit facility                          -                -
                                            --------         --------
                                             125,000          125,000
Less current maturities                            -                -
                                            --------         --------
                                            $125,000         $125,000
                                            ========         ========

The Company's $125 million of 10.75% senior subordinated notes are due in 2006. Interest is payable semi-annually on April 1 and October 1 of each year.

The Company has a credit agreement with a syndicate of banks which is led by PNC Bank. During March 2002, the credit agreement was amended ("amended credit agreement") and PNC Bank replaced Bank One Corporation as the administrative agent and several of the banks in the syndicate were replaced with other banks. Prior to March 2002, the credit agreement included a $100 million revolving credit facility, under which the Company had agreed to limit borrowings to $65 million during 2001. The borrowing limitation is currently $30 million under the amended credit agreement. The credit agreement is collateralized by a pledge of all of the outstanding stock of the Company's subsidiaries and substantially all of the Company's assets. Up to $20 million of the revolving credit facility is available for standby and commercial letters of credit. The amended credit agreement extended the revolving credit facility commitment from September 2, 2002 to March 31, 2005.

Borrowings under the credit agreement, as revised in 2002, bear interest at a variable base rate per annum plus up to an additional 2.00% depending on the results of a quarterly financial test as defined in the agreement. In addition, the Company must pay to the lenders under the credit agreement, a quarterly facility fee of 0.750%. The Company must pay a fee ranging from 1.500% to 2.000% per annum on the carrying amount of each outstanding letter of credit. At December 31, 2003 and 2002, standby letters of credit totaling $3.1 million and $2.8 million, respectively, were outstanding under the revolving credit facility.

The credit agreement includes covenants which, among others, relate to leverage, interest coverage, fixed charges, capital expenditures and the payment of dividends.

Based on estimated market values at December 31, 2003 and 2002, the fair value of the senior subordinated notes was approximately $126 million and $125 million, respectively.

Future aggregate maturities of long-term debt at December 31, 2003 are as follows (in thousands):

2004                                                        $      -
2005                                                               -
2006                                                         125,000
2007                                                               -
2008                                                               -
                                                            --------
     Total                                                  $125,000
                                                            ========

9.  Stockholders' Equity
In July 1999, the Company adopted an Executive Stock Purchase Incentive Program (the "Program") which had been authorized by the Company's stockholders at the Company's annual meeting of stockholders held in April 1999. Under the Program, the Company extended credit to certain key executives to purchase the Company's common stock at fair market value. The loans were collateralized by the shares acquired and were repayable with full-recourse to the executives. The Program provided for the key executives to earn repayment of the notes including interest, based on achieving annual and cumulative performance objectives as set forth by the Management Development and Compensation Committee (the "Committee") of the Board of Directors. During December 2001, the Committee terminated the Program and the Board of Directors, at the recommendation of the Committee, authorized all loans to be repaid with a combination of proceeds from forfeiture by the executives of the collateralized shares and proceeds from application of Program termination payments made by the Company to the executives to cover the deficiency between the loans and the value of the collateralized shares on the date of termination of the Program. In addition, the Program termination payments covered income tax obligations incurred by the executives as a result of the Program termination. For certain of the executives, the Program termination payments used to repay the loans were divided between payments made in December 2001 and payments made in April 2002. A total of 677,000 shares were issued during August 1999 of which no shares were outstanding as of December 31, 2001. The outstanding principal balance of the notes at December 31, 2001 of $1.6 million was classified as a reduction of stockholders' equity and as previously mentioned that remaining outstanding amount was repaid in full in April 2002. The expense relating to the Program was $7.2 million for the year ended 2001.

10.  Pension Plans
The Company has two defined benefit pension plans covering certain salaried and non-salaried employees. The plan benefits are based primarily on years of service and employees' compensation during employment for all employees not covered under a collective bargaining agreement and; on stated amounts based on job grade and years of service prior to retirement for non-salaried employees covered under a collective bargaining agreement. During 2003, the non-salaried plan's benefit formula was increased. This plan amendment increased the accumulated pension benefit obligation by $2.5 million in 2003 and is being amortized over the average remaining service lives of the plan's active employees, which has the effect of increasing net periodic pension costs.

The financial status of the plans at December 31 is as follows (in thousands):

                                                    2003          2002
                                                    ----          ----
Change in benefit obligation:
Benefit obligation at beginning of year         $100,768        $88,424
    Service cost                                   2,907          2,625
    Interest cost                                  6,834          6,473
    Plan amendment                                 2,461              -
    Actuarial (gain) loss                          9,770         10,939
    Benefits paid                                 (7,415)        (7,693)
                                                --------        -------
Benefit obligation at end of year                115,325        100,768
                                                --------        -------

Change in plan assets:
Fair value of plan assets at beginning of year    72,391         82,300
    Actual return on plan assets                  13,037         (4,980)
    Employer contribution                          4,086          2,764
    Benefits paid                                 (7,415)        (7,693)
                                                 -------        -------
Fair value of plan assets at end of year          82,099         72,391
                                                 -------        -------

Funded status                                    (33,226)       (28,377)
Unrecognized net actuarial (gain) loss            28,530         27,563
Unrecognized net prior service cost (benefit)       (918)        (3,289)
Unrecognized net transition obligation (asset)         -              -
                                                 -------        -------
Net amount recognized                            $(5,614)       $(4,103)
                                                 =======        =======

Amounts recognized in the consolidated balance sheet consist of:
    (Accrued) pension cost                      $(30,147)      $(26,743)
    Intangible asset                               3,257          1,249
    Accumulated other comprehensive income        21,276         21,391
                                                 -------        -------
Net amount recognized                            $(5,614)       $(4,103)
                                                 =======        =======

The accumulated benefit obligation for the plans was $112.2 million and $99.1 million at December 31, 2003 and 2002, respectively. Reflected at December 31, 2003 and 2002 in the Company's consolidated balance sheet is an additional minimum liability relative to its plans which were underfunded in the amount of $24.5 million and $22.6 million at December 31, 2003 and 2002, respectively. A corresponding amount is recorded at December 31, 2003 and 2002, respectively, as an intangible asset to the extent it did not exceed unrecognized prior service cost, while the excess was charged to stockholders' equity.

The components of net pension expense for the years ended December 31 are as follows (in thousands):

                                             2003         2002         2001
                                             ----         ----         ----
Components of net pension expense:
    Service cost                           $2,907       $2,625       $2,548
    Interest cost                           6,834        6,473        6,451
    Expected return on plan assets         (5,871)      (6,926)      (7,346)
    Net amortization and deferral           1,728          118         (245)
                                           ------       ------       ------
          Net pension expense              $5,598       $2,290       $1,408
                                           ======       ======       ======

The Company is required to make assumptions regarding such variables as the expected long-term rate of return on plan assets and the discount rate applied to determine service cost and interest cost. The Company bases its discount rate used on Moody's Aa bond index plus an adjustment upward to the next quarter percentage rate. The rates of returns on assets used is determined based upon an analysis of the plans' historical performance relative to the overall markets and mix of assets. The Company assesses the expected long-term rate of return on plan assets assumptions for each plan based on relevant market conditions and makes adjustments to the assumptions as appropriate. The weighted average assumptions used to determine benefit obligations at December 31 and net pension expense for the years ended December 31 are as follows:

                                               2003         2002         2001
                                               ----         ----         ----
Weighted average assumptions used to determine benefit obligations at December
31:
    Discount rate                              6.25%        6.75%        7.50%
    Rate of compensation increase              4.50         4.50         4.50

Weighted average assumptions used to determine net pension expense for the years ended December 31:
    Discount rate                              6.75%        7.25%        7.75%
    Expected return on plan assets             8.50         8.75         8.75
    Rate of compensation increase              4.50         4.50         4.50

The plans' assets consist primarily of equity securities, guaranteed investment contracts and fixed income pooled accounts. The Company's plan asset allocation at December 31, 2003 and 2002, target allocation for 2004, and expected long-term rate of return by asset category are as follows:

                                                               Weighted Average
                       Percentage of Plan         Target      Expected Long-term
                      Assets at December 31     Allocation      Rate of Return
Asset Category          2003         2002          2004              2003
                        ----         ----          ----              ----
 Equity securities       39%          38%           38%             10.00%
 Debt securities         43           45            45               6.00
 Real estate              -            -             -                  -
 Other                   18           17            17              11.75
                        ----         ----                           -----
         Total          100%         100%                            8.50%
                        ====         ====                           =====

The Company's policy for these plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act of 1974. The Company expects to make $4.7 million of contributions to the plans in the year ended December 31, 2004.

The Company also contributes to a union sponsored defined benefit multi-employer pension plan for certain of its non-salaried employees. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendment Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans in the event of the employers' withdrawal from such a plan or upon a termination of such a plan. Management does not intend to take any action that would subject the Company to any such liabilities. The Company's expense relating to the multi-employer pension plan was approximately $0.2 million in each of the years 2003, 2002 and 2001.

In addition to the defined benefit pension plans described above, the Company also sponsors defined contribution plans covering certain employees. In one of the plans, the Company matches 25% to 50% of a participant's voluntary contributions (depending on the respective plant's annual earnings performance) up to a maximum of 6% of a participant's compensation. In the other plan, the Company matches 100% of the first 3% of a participant's voluntary contributions to the plan. The Company's expense relating to the plans was approximately $1.9 million, $1.5 million and $1.3 million in 2003, 2002 and 2001, respectively.

11.  Postretirement Benefits Other Than Pensions
The Company provides postretirement health care and life insurance benefits to certain employees hired on or before September 1, 1998. The Company accrues the cost of postretirement benefits within the covered employees' active service periods. During 2003 changes were made to the plan for all non-bargaining Kentucky employees to limit eligibility and increase employee's cost sharing percentages of the Company's postretirement medical insurance premiums. The plan changes reduced the accumulated postretirement benefit obligation by $13.7 million in 2003 and is being amortized over the average remaining service lives of the Company's active employees, which has the effect of reducing net periodic postretirement benefits costs. The financial status of the plan at December 31 is as follows (in thousands):
                                                      2003          2002
                                                      ----          ----
Change in benefit obligation:
Benefit obligation at beginning of year            $59,730        $53,069
    Service cost                                       536            658
    Interest cost                                    3,545          3,972
    Plan amendment                                 (13,701)           124
    Actuarial loss (gain)                            3,993          6,013
    Benefits paid                                   (4,267)        (4,106)
                                                   -------        -------
Benefit obligation at end of year                   49,836         59,730
                                                   -------        -------

Change in plan assets:
Fair value of plan assets at beginning of year           -              -
    Actual return on plan assets                         -              -
    Employer contribution                            4,267          4,106
    Benefits paid                                   (4,267)        (4,106)
                                                   -------        -------
Fair value of plan assets at end of year                 -              -
                                                   -------        -------

Funded status                                      (49,836)       (59,730)
Unrecognized net actuarial gain                     (1,826)        (6,117)
Unrecognized net prior service cost (benefit)      (15,484)       (10,823)
                                                   -------        -------
    Prepaid (accrued) postretirement benefit cost $(67,146)      $(76,670)
                                                   =======        =======

The components of net postretirement benefit expense for the years ended December 31 are as follows (in thousands):

                                                  2003       2002       2001
                                                  ----       ----       ----
Components of net postretirement benefit expense:
    Service cost                                   $536       $658       $682
    Interest cost                                 3,545      3,972      3,852
    Amortization of prior service cost (benefit) (6,525)    (2,958)    (2,973)
    Recognized net actuarial gain                  (297)      (319)      (576)
    Curtailment gain                             (2,516)         -          -
                                                 ------     ------      -----
Net postretirement benefit expense (income)     $(5,257)    $1,353     $  985
                                                 ======     ======      =====

The Company recorded a $2.5 million curtailment gain in 2003 as a result of certain 2003 plan changes previously mentioned that meet the definition of a curtailment.

The Company is required to make an assumption regarding the discount rate applied to determine service cost and interest cost. The Company bases its discount rate used on Moody's Aa bond index plus an adjustment upward to the next quarter percentage rate. The weighted average assumptions used to determine benefit obligations at December 31 and net postretirement benefit expense for the years ended December 31 are as follows:

                                                2003         2002         2001
                                                ----         ----         ----
Weighted average assumption used to determine benefit obligations at December
31:
    Discount rate                               6.25%        6.75%        7.50%

Weighted average assumption used to determine net postretirement benefit expense for the years ended December 31:
    Discount rate                               6.75%        7.25%        7.75%

For measurement purposes, the employer cap on the amount paid for retiree medical benefits is assumed to increase with general inflation at 3% per year. At December 31, 2003, the employer cap had not yet been reached. In addition, the health care cost trend rate assumption is projected to increase in 2004 at an annual rate of 9% for retirees under age 65 and 11% for retirees 65 years and older and is assumed to decrease gradually to 5% by 2011 for retirees under age 65 and by 2014 for retirees 65 years and older and remain constant thereafter. If the health care cost trend rate assumption is increased by 1%, the postretirement benefit obligation as of December 31, 2003 and the combined service and interest cost components of postretirement benefit expense for the year then ended would be increased by approximately $0.2 million and $0.01 million, respectively, and if the health care cost trend rate assumption is decreased by 1%, the postretirement benefit obligation as of December 31, 2003 and the combined service and interest cost components of postretirement benefit expense for the year then ended would be decreased by approximately $0.3 million and $0.02 million, respectively.

The Company's policy for the plan is to make contributions equal to the benefits paid during the year. The Company expects to make $4.0 million of contributions to the plan in the year ended December 31, 2004.

12.  Income Taxes
The components of income tax expense (benefit) for the years ended December 31 are as follows (in thousands):

                                                2003        2002        2001
                                                ----        ----        ----
Current:
                         Federal                $  -     $(2,692)       $  -
                         State and Local         184         400         200
                                               -----     -------        ----
                                                 184      (2,292)        200
Deferred:
                         Federal                   -           -           -
                         State and Local           -           -           -
                                               -----     -------        ----
                                                $184     $(2,292)       $200
                                               =====     =======        ====

The Company recorded a $2.7 million favorable adjustment to income tax expense in 2002 to reduce prior years' income tax accruals based in part on a change in tax law in 2002.

Deferred tax assets and liabilities at December 31 are as follows (in thousands):

                                                            2003                           2002
                                                            ----                           ----
                                                   Assets       Liabilities       Assets       Liabilities
                                                   ------       -----------       ------       -----------
Inventory                                            $  1,907         $     -       $    768         $     -
Property, plant and equipment                               -           5,312              -           9,887
Accrued and other liabilities                           4,783               -         10,470               -
Accrued pension costs                                   3,713               -          3,502               -
Accrued postretirement costs                           26,953               -         30,667               -
Net operating loss carryforwards                       25,888               -         28,686               -
AMT credit carryforwards                                6,760               -          6,760               -
Research and development
   credit carryforwards                                 3,458               -          3,142               -
Other                                                     515               -              -              37
                                                     --------         -------       --------         -------
           Totals                                    $ 73,977         $ 5,312       $ 83,995         $ 9,924
                                                     --------         -------       --------         -------
Net deferred tax asset                                 68,665               -         74,071               -
Valuation allowance                                   (68,665)              -        (74,071)              -
                                                     --------         -------       --------         -------
           Net deferred taxes                        $      -         $     -       $      -         $     -
                                                     ========         =======       ========         =======

The Company has determined that at December 31, 2003 and 2002, its ability to realize future benefits of net deferred tax assets does not meet the "more likely than not" criteria in Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes".

At December 31, 2003, the Company had net operating loss ("NOL") carryforwards for federal tax purposes of approximately $74 million, which expire in various amounts from 2005 through 2021 and approximately $6.8 million in alternative minimum tax ("AMT") credit carryforwards which do not expire. As a result of the Company's initial public offering during 1995, the Company experienced an "ownership change" within the meaning of Section 382 of the Internal Revenue Code. Consequently, the Company is subject to an annual limitation on the amount of NOL carryforwards that can be used to offset taxable income. The annual limitation is $9.6 million plus certain gains included in taxable income which are attributable to the Company prior to the ownership change. Approximately $34 million of the $74 million of NOL carryforwards mentioned previously are subject to this annual limitation with the remaining amounts having no such annual limitation.

A reconciliation of the significant differences between the federal statutory income tax rate and the effective income tax rate on pre-tax income (loss) excluding the cumulative effect of the change in accounting principle is as follows:

                                                                2003        2002        2001
                                                                ----        ----        ----
Federal statutory income tax rate                              (35.0)%      35.0%      (35.0)%
Increase (decrease) in tax rate resulting from:
     NOL and AMT credit carryforwards/carrybacks                (1.3)      (64.8)        4.2
     Nondeductible goodwill and other permanent
         differences                                            36.5         5.3         0.5
     Adjustment of prior year accrual                              -       (12.9)          -
     State income taxes, net of federal income tax benefit       0.4         3.8         0.1
     Asset impairment charges                                      -           -        30.3
                                                                ----       -----       -----
         Effective income tax rate                               0.6%      (33.6)%       0.1%
                                                                ====       =====       =====

No income tax benefit was recognized related to the cumulative effect of the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets".

13.  Contingencies
The Company's operations are subject to increasingly stringent environmental laws and regulations governing air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances and wastes and employee health and safety. These laws can impose joint and several liability for releases or threatened releases of hazardous substances upon statutorily defined parties, including the Company, regardless of fault or the lawfulness of the original activity or disposal. The Company believes it is currently in material compliance with applicable environmental laws and regulations.

Federal and state regulations continue to impose strict emission requirements on the aluminum industry. While the Company believes that current pollution control measures at the emission sources at its facilities meet current requirements, additional measures at some of the Company's facilities may be required to meet future requirements.

The Company has been named as a potentially responsible party at seven federal superfund sites and are in operations and maintenance at two of the sites for past waste disposal activity associated with closed recycling facilities. The ultimate goal is to delist these two sites under superfund. At the five other federal superfund sites, the Company is a minor contributor and has satisfied its obligations at four of the sites and expects to resolve its liability at the remaining site for a nominal amount. The Company is also under orders by agencies in two states for environmental remediation at three sites, one of which is currently operating and two of which have been closed.

The Company acquired its Lewisport, Kentucky ("Lewisport") rolling mill and an aluminum smelter at Goldendale, Washington ("Goldendale"), from Lockheed Martin in 1985. In connection with the transaction, Lockheed Martin indemnified the Company against expenses relating to environmental matters arising during the period of Lockheed Martin's ownership of those facilities.

The aluminum smelter at Goldendale was operated by Lockheed Martin until 1985 and by the Company from 1985 to 1987 when it was sold to Columbia Aluminum Corporation which has since been renamed Goldendale Aluminum Company ("Goldendale Aluminum"). Past aluminum smelting activities at Goldendale have resulted in environmental contamination and regulatory involvement. A 1993 Settlement Agreement among the Company, Lockheed Martin and Goldendale Aluminum allocates responsibility for future remediation at 11 sites at the Goldendale smelter. If remediation is required, estimates by outside consultants of the probable aggregate cost to the Company for these sites range from $1.3 million to $7.2 million. The Company had an accrual for such liabilities of $1.3 million at December 31, 2003 and 2002. In December 2003, Goldendale Aluminum filed for bankruptcy protection. The Company cannot presently quantify any additional liability that may be incurred as a result of Goldendale Aluminum's bankruptcy filing. The apportionment of responsibility for other sites at Goldendale is left to alternative dispute resolution procedures if and when these locations become the subject of remedial requirements.

Environmental sampling at Lewisport has disclosed the presence of contaminants, including polychlorinated biphenyls (PCBs). Management believes a portion of the contamination is covered by the Lockheed Martin indemnification, which Lockheed Martin disputes.

The Company has been named as a potentially responsible party at three third-party disposal sites relating to Lockheed Martin operations, for which Lockheed Martin has assumed responsibility.

The Company's aggregate loss contingency accrual for environmental matters was $6.7 million and $7.4 million at December 31, 2003 and 2002, respectively. Of the total reserve, $3.3 million and $2.8 million is included in "accrued liabilities" in the Company's consolidated balance sheets at December 31, 2003 and 2002, respectively, and $3.4 million and $4.6 million is included in "other long-term liabilities" at December 31, 2003 and 2002, respectively.

The Company estimates that the total cost to remediate these environmental matters could be as much as $16 million should all matters be ultimately concluded in a manner least favorable to the Company. While the Company believes the overall accrual is adequate to cover all environmental loss contingencies the Company has determined to be probable and reasonably estimable, it is not possible to predict the amount or timing of cost for future environmental matters which may subsequently be determined. Although the outcome of any such matters, to the extent they exceed any applicable accrual, could have a material adverse effect on the Company's consolidated results of operations or cash flows for the applicable period, the Company believes that such outcome will not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

The Company has incurred and will continue to incur capital and operating expenditures for matters relating to environmental control and monitoring. Capital expenditures of the Company for environmental control and monitoring for 2003, 2002 and 2001 were $0.5 million, $0.9 million and $0.2 million, respectively. All other environmental expenditures of the Company, including remediation expenditures, for 2003, 2002 and 2001 were $1.6 million, $1.7 million and $1.9 million, respectively.

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

14.  Stock Incentives
The Company has stockholder-approved stock incentive plans covering certain officers, key employees and directors. The plans provide for the grant of options to purchase common stock, the award of shares of restricted common stock and in the case of non-employee directors, the award of shares of common stock. The total number of shares authorized under the plans is 2,950,000 of which 1,048,033 were available for grants and awards at December 31, 2003.

The following summarizes activity under the plans for the years 2001, 2002 and 2003:


                                                          Options                            Restricted Stock
                                        --------------------------------------------------   ----------------
                                                           Range of        Weighted Average
                                          Shares        Exercise Prices     Exercise Price        Shares
                                        -----------     ---------------    ----------------     ---------
Outstanding December 31, 2000               932,500      $7.44 to $20.00        $12.78             12,500
   Granted                                  329,000                $4.22         $4.22                  -
   Exercised                                      -                    -             -                  -
   Forfeited                               (192,000)     $4.22 to $16.75        $11.91                  -
   Stock no longer restricted                     -                    -             -            (12,500)
                                          ---------                                                ------
Outstanding December 31, 2001             1,069,500      $4.22 to $20.00        $10.30                  -
   Granted                                  349,000       $4.85 to $7.28         $5.16                  -
   Exercised                                      -                    -             -                  -
   Forfeited                                (53,000)     $4.22 to $16.75        $10.26                  -
                                          ---------                                                ------
Outstanding December 31, 2002             1,365,500      $4.22 to $20.00         $8.99                  -
   Granted                                  350,500       $4.95 to $6.76         $6.73                  -
   Exercised                                      -                    -             -                  -
   Forfeited                                (53,000)     $4.22 to $16.75         $8.53                  -
                                          ---------                                                ------
Outstanding December 31, 2003             1,663,000      $4.22 to $20.00         $8.53                  -
                                          =========                                                ======
   (Weighted average contractual
     life of 6.6 years)

Exercisable Options:
   December 31, 2001                        348,500      $7.44 to $20.00        $14.81
   December 31, 2002                        575,000      $4.22 to $20.00        $11.84
   December 31, 2003                        820,000      $4.22 to $20.00        $11.61


The following table summarizes information about stock options outstanding at December 31, 2003:

                                             Options                                   Options
                                           Outstanding                               Exercisable
                        -------------------------------------------------    ------------------------------
                                             Weighted
                                             Average          Weighted                          Weighted
      Range of              Number         Contractual        Average           Number          Average
  Exercise Prices        Outstanding           Life        Exercise Price    Exercisable     Exercise Price
  ---------------        -----------       -----------     --------------    -----------     --------------
   $4.22 to $7.44          958,000          8.1 years           $5.45          115,000             $4.90
  $7.45 to $14.00          458,500          5.2 years          $11.17          458,500            $11.17
 $14.01 to $20.00          246,500          3.2 years          $15.55          246,500            $15.55
                         ---------                                             -------
  $4.22 to $20.00        1,663,000          6.6 years           $8.53          820,000            $11.61
                         =========                                             =======

The options are issued at the fair value of the underlying stock on the date of grant and become exercisable three years from the grant date for employees and one year from the grant date for non-employee directors. The options expire ten years after the date of grant. The restricted stock, principally issued in connection with the Company's initial public offering in 1995, vested five years from the date of award. The Company has no restricted stock outstanding at December 31, 2003. The weighted-average fair value of options granted in 2003, 2002 and 2001 was $2.52, $1.90 and $1.48 per share, respectively. Fair value estimates were determined using the Black-Scholes option pricing model with the following weighted average asumptions for 2003, 2002 and 2001:

                                            2003           2002          2001
                                            ----           ----          ----
Risk-free interest rate                     2.63%         4.41%         5.13%
Dividend yield                              2.98%         3.95%         4.74%
Volatility factor                             52%           52%           52%
Expected term of options (in years)            5             5             5

15.  Net Income Per Share Computations
The following is a reconciliation of the numerator and denominator of the basic and diluted per share computations (in thousands except per share data):

                                                                                   2003         2002          2001
                                                                                   ----         ----          ----
Income (numerator) amounts used for basic and diluted per share computations:
    Income (loss) before cumulative effect of change in accounting principle    $(28,934)      $ 9,116    $(193,552)
    Cumulative effect of change in accounting principle                                -       (25,327)           -
                                                                                --------      --------    ---------
    Net income (loss)                                                           $(28,934)     $(16,211)   $(193,552)
                                                                                ========      ========    =========

Shares (denominator) used for basic per share computations:
     Weighted average shares of common stock outstanding                          16,011       15,994        16,428
                                                                                  ======       ======        ======

Shares (denominator) used for diluted per share computations:
     Weighted average shares of common stock outstanding                          16,011       15,994        16,428
     Plus: dilutive effect of stock options                                            -          103             -
                                                                                  ------       ------        ------
           Adjusted weighted average shares                                       16,011       16,097        16,428
                                                                                  ======       ======        ======

Basic net income (loss) per share:
    Income (loss) before cumulative effect of change in accounting principle      $(1.81)      $ 0.57       $(11.78)
    Cumulative effect of change in accounting principle                                -        (1.58)            -
                                                                                  ------       ------       -------
    Net income (loss)                                                             $(1.81)      $(1.01)      $(11.78)
                                                                                  ======       ======       =======

Diluted net income (loss) per share:
    Income (loss) before cumulative effect of change in accounting principle      $(1.81)      $ 0.57       $(11.78)
    Cumulative effect of change in accounting principle                                -        (1.57)            -
                                                                                  ------       ------       -------
    Net income (loss)                                                             $(1.81)      $(1.00)      $(11.78)
                                                                                  ======       =======      =======

Options to purchase 1,089,000; 779,500 and 770,500 common shares for the years ended December 31, 2003, 2002 and 2001, respectively, were excluded from the calculations above because the exercise prices on the options were greater than the average market price for the periods.

16.  Lease Commitments
Certain property, plant and equipment are leased under noncancelable capital and operating leases. A summary of the future minimum lease payments under capital and operating leases as of December 31, 2003 is as follows (in thousands):

                                         Capital Leases     Operating Leases
                                         --------------     ----------------
2004                                               $ 49               $3,547
2005                                                 49                2,086
2006                                                 49                1,084
2007                                                 49                  836
2008                                                 49                  404
2009-2015                                            12                2,438
Less sublease rental income                           -                 (241)
                                                 ------              -------
Total minimum lease payments                        257              $10,154
                                                                     =======
    Less interest costs                              52
                                                 ------
Present value of minimum lease payments             205
    Less current portion of obligations
    under capital leases included in accrued
    liabilities                                      32
                                                 ------
Long-term portion of obligations under capital
leases included in other long-term liabilities     $173
                                                 ======

Rental expense under cancelable and noncancelable operating leases for 2003, 2002 and 2001 was $4.7 million, $4.2 million and $4.1 million, respectively. The amount of rental expense for 2003, 2002 and 2001 for operating leases is net of sublease rental income of $0.49 million, $0.09 million and $0.17 million, respectively.

17. Selected Quarterly Financial Data (unaudited) All amounts are in thousands except per share data.

                                                                            Quarter
                                                             ---------------------------------------------
                                                               1st          2nd         3rd          4th
                                                             --------    --------    --------     --------
2003
----
Net sales                                                    $211,968    $215,120    $248,117     $243,191
Gross profit                                                    9,318      12,214      16,357       22,233
Income (loss) before cumulative effect of
   change in accounting principle                              (6,493)     (1,871)      2,908      (23,478)
Net income (loss)                                              (6,493)     (1,871)      2,908      (23,478)
Basic and diluted net income (loss) per share:
    Income (loss) before cumulative effect of
       change in accounting principle                           (0.41)      (0.12)       0.18        (1.47)
    Net income (loss)                                           (0.41)      (0.12)       0.18        (1.47)

2002
----
Net sales                                                    $221,858    $251,728    $253,933     $238,719
Gross profit                                                   10,540      15,684      19,362       21,725
Income (loss) before cumulative effect of
   change in accounting principle                              (4,423)      1,098       6,076        6,365
Net income (loss)                                             (29,750)      1,098       6,076        6,365
Basic and diluted net income (loss) per share:
    Income (loss) before cumulative effect of
       change in accounting principle                           (0.28)       0.07        0.38         0.40
    Net income (loss)                                           (1.86)       0.07        0.38         0.40


The net income (loss) for the fourth quarter of 2003 includes $29.6 million or $1.85 per basic and diluted share non-cash goodwill impairment charges and the net income (loss) for the first quarter of 2002 includes $25.3 million or $1.58 per basic share and $1.57 per diluted share non-cash goodwill impairment charges. See note 3 for additional information on the goodwill impairment charges. In addition, net income for the fourth quarter of 2002 was increased by $1.4 million due to an adjustment based on the deferral of certain planned maintenance expenses which had been accrued in previous quarters of 2002.

18.  Information Concerning Segments
The Company has determined it has two reportable segments: aluminum and electrical products. The aluminum segment manufactures aluminum sheet for distributors and the transportation, construction, and consumer durables end-use markets. The electrical products segment manufactures flexible electrical wiring products for the commercial construction and do-it-yourself markets.

The accounting policies of the reportable segments are the same as those described in note 1, "Basis of Presentation and Summary of Significant Accounting Policies". All intersegment sales prices are market based. The Company evaluates the performance of its operating segments based upon operating income.

The Company's reportable segments are strategic businesses that offer different products to different customer groups. They are managed separately because each business requires different technology and marketing strategies.

Summarized financial information concerning the Company's reportable segments is shown in the following table for the years 2003, 2002 and 2001 (in thousands). The "Other" column includes corporate related items, including elimination of intersegment transactions, and as it relates to segment operating income, income and expense not allocated to reportable segments. The operating income (loss) and total assets for 2001 for the aluminum segment include the $167.3 million non-cash asset impairment charges recorded in the fourth quarter of 2001.
Total assets for 2002 include the effects of the 2001 impairment charges and the $25.3 million non-cash goodwill impairment charges ($13.5 million relating to the aluminum segment and $11.8 million relating to the electrical products segment) recorded as a cumulative effect of a change in accounting principle as of January 1, 2002. The operating income (loss) and total assets for 2003 for the electrical products segment include $29.6 million non-cash goodwill impairment charges recorded in the fourth quarter of 2003. See note 2 for additional information on the asset impairment charges and note 3 for additional information on the goodwill impairment charges. Certain expenses and assets relating to information technology which prior to 2003 had been allocated to reportable segments are no longer being allocated. Prior period amounts have been reclassified to conform with current classifications.

                                                                       Electrical
                                                          Aluminum      Products       Other         Total
                                                         ----------   -----------    ---------     ---------
2003
----
Net sales to external customers                             $817,711     $100,685      $     -      $918,396
Intersegment net sales                                        17,001            -      (17,001)            -
Operating income (loss)                                       37,493      (29,562)     (23,501)      (15,570)
Depreciation                                                  18,406        1,881          426        20,713
Amortization                                                       -            -          895           895
Total assets                                                 306,650       58,911       13,765       379,326
Capital expenditures                                           8,403          379        7,710        16,492

2002
----
Net sales to external customers                             $853,849     $112,389      $     -      $966,238
Intersegment net sales                                        18,160            -      (18,160)            -
Operating income (loss)                                       35,752        5,550      (20,968)       20,334
Depreciation                                                  18,891        2,251            -        21,142
Amortization                                                       -            -          984           984
Total assets                                                 331,523       90,467        6,914       428,904
Capital expenditures                                          10,694          346        5,281        16,321

2001
----
Net sales to external customers                             $801,786     $118,718      $     -      $920,504
Intersegment net sales                                        20,910            -      (20,910)            -
Operating income (loss)                                     (164,153)       5,064      (19,658)     (178,747)
Depreciation                                                  27,853        2,200            -        30,053
Amortization                                                   2,248        1,740        1,288         5,276
Total assets                                                 336,740      100,824        2,068       439,632
Capital expenditures                                           8,797          205            -         9,002


19.  Stockholder Protection Rights Plan
During 1996, the Company's Board of Directors adopted a stockholder protection rights plan (the "Plan"). Under the Plan, preferred share purchase rights ("Rights") are issued at the rate of one Right for each share of the Company's common stock. Each Right entitles its holder to purchase one one-hundredth of a share of Preferred Stock at an exercise price of $65, subject to adjustment. Until it is announced that a person or group has acquired 15% or more of the Company's common stock (an "Acquiring Person"), or the tenth business day after a person or group commences a tender offer that, if completed, would result in such person or group owning 15% or more of the Company's common stock, the Rights will be evidenced by the Company's common stock certificates, will automatically trade with the common stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase Participating Preferred Stock having economic and voting terms similar to those of one share of Common Stock for an exercise price of $65.

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

20.  Guarantor Financial Statements
The $125 million of 10.75% senior subordinated notes due 2006 issued by the Company, and the $30 million revolving credit facility are guaranteed by the Company's wholly-owned subsidiaries (collectively the "Subsidiary Guarantors"), other than Commonwealth Financing Corp. ("CFC"), a Securitization Subsidiary (as defined in the Indenture with respect to such debt) and certain subsidiaries of the Company without substantial assets or operations. Such guarantees are full, unconditional and joint and several. Separate financial statements of the Subsidiary Guarantors are not presented because management has determined that they would not be material to investors. The following supplemental financial information sets forth on a condensed combined basis for the Parent Company Only, Subsidiary Guarantors, Non-guarantor Subsidiaries and for the Company, a combining balance sheet as of December 31, 2003 and 2002 and a statement of operations and statement of cash flows for the years ended December 31, 2003, 2002 and 2001.

                  Combining Balance Sheet at December 31, 2003
                                 (in thousands)

                                                                        Parent
                                                                       Company    Subsidiary  Non-guarantor                Combined
                                                                        Only      Guarantors  Subsidiaries   Eliminations   Totals
                                                                       ---------  -----------  -----------   ------------   --------
Assets
Current assets:
          Cash and cash equivalents                                    $    --      $    --     $    --      $    --      $    --
          Accounts receivable, net                                          --        288,989        --       (288,538)         451
          Inventories                                                       --        131,365        --           --        131,365
          Net residual interest in receivables sold                         --           --        64,214         --         64,214
          Prepayments and other current assets                               435       13,759        --           --         14,194
                                                                       ---------    ---------   ---------    ---------    ---------
               Total current assets                                          435      434,113      64,214     (288,538)     210,224
Property, plant and equipment, net                                             3      142,032        --           --        142,035
Goodwill                                                                    --         19,265        --           --         19,265
Other noncurrent assets                                                  404,703        7,040        --       (403,941)       7,802
                                                                       ---------    ---------   ---------    ---------    ---------
               Total assets                                            $ 405,141    $ 602,450   $  64,214    $(692,479)   $ 379,326
                                                                       =========    =========   =========    =========    =========

Liabilities
Current liabilities:
          Outstanding checks in excess of deposits                     $    --      $     733   $    --      $    --      $     733
          Accounts payable                                               176,832       50,303     111,711     (288,538)      50,308
          Accrued liabilities                                              5,923       18,576        (490)        --         24,009
                                                                       ---------    ---------   ---------    ---------    ---------
               Total current liabilities                                 182,755       69,612     111,221     (288,538)      75,050
Long-term debt                                                           125,000         --          --           --        125,000
Other long-term liabilities                                                 --          3,845        --           --          3,845
Accrued pension benefits                                                    --         30,147        --           --         30,147
Accrued postretirement benefits                                             --         67,146        --           --         67,146
                                                                       ---------    ---------   ---------    ---------    ---------
               Total liabilities                                         307,755      170,750     111,221     (288,538)     301,188
                                                                       ---------    ---------   ---------    ---------    ---------

Commitments and contingencies                                               --           --          --           --           --

Stockholders' Equity
     Common stock                                                            160            1        --             (1)         160
     Additional paid-in capital                                          405,703      486,727       5,000     (491,727)     405,703
     Accumulated deficit                                                (308,477)     (35,746)    (52,041)      87,787     (308,477)
     Accumulated other comprehensive income:
        Unrealized gain on security                                         --           --            34         --             34
        Minimum pension liability adjustment                                --        (21,276)       --           --        (21,276)
        Effects of cash flow hedges                                         --          1,994        --           --          1,994
                                                                       ---------    ---------   ---------    ---------    ---------
               Total stockholders' equity                                 97,386      431,700     (47,007)    (403,941)      78,138
                                                                       ---------    ---------   ---------    ---------    ---------
               Total liabilities and stockholders' equity              $ 405,141    $ 602,450   $  64,214    $(692,479)   $ 379,326
                                                                       =========    =========   =========    =========    =========

                  Combining Balance Sheet at December 31, 2002
                                 (in thousands)

                                                                        Parent
                                                                       Company    Subsidiary  Non-guarantor                Combined
                                                                        Only      Guarantors  Subsidiaries   Eliminations   Totals
                                                                       ---------  -----------  -----------   ------------   --------
Assets
Current assets:
          Cash and cash equivalents                                    $    --      $  13,211   $    --      $    --      $  13,211
          Accounts receivable, net                                          --        286,847        --       (286,781)          66
          Inventories                                                       --        125,348        --           --        125,348
          Net residual interest in receivables sold                         --           --        81,195         --         81,195
          Prepayments and other current assets                               435        6,698        --           --          7,133
                                                                       ---------    ---------   ---------    ---------    ---------
               Total current assets                                          435      432,104      81,195     (286,781)     226,953
Property, plant and equipment, net                                          --        146,968        --           --        146,968
Goodwill                                                                    --         48,872        --           --         48,872
Other noncurrent assets                                                  419,913        4,913        --       (418,715)       6,111
                                                                       ---------    ---------   ---------    ---------    ---------
               Total assets                                            $ 420,348    $ 632,857   $  81,195    $(705,496)   $ 428,904
                                                                       =========    =========   =========    =========    =========

Liabilities
Current liabilities:
          Accounts payable                                             $ 161,658    $  59,594   $ 125,123    $(286,781)   $  59,594
          Accrued liabilities                                              5,859       23,515        (847)        --         28,527
                                                                       ---------    ---------   ---------    ---------    ---------
               Total current liabilities                                 167,517       83,109     124,276     (286,781)      88,121
Long-term debt                                                           125,000         --          --           --        125,000
Other long-term liabilities                                                 --          5,183        --           --          5,183
Accrued pension benefits                                                    --         26,743        --           --         26,743
Accrued postretirement benefits                                             --         76,670        --           --         76,670
                                                                       ---------    ---------   ---------    ---------    ---------
               Total liabilities                                         292,517      191,705     124,276     (286,781)     321,717
                                                                       ---------    ---------   ---------    ---------    ---------

Commitments and contingencies                                               --           --          --           --           --

Stockholders' Equity
     Common stock                                                            160            1        --             (1)         160
     Additional paid-in capital                                          405,613      486,727       5,000     (491,727)     405,613
     Accumulated deficit                                                (277,942)     (24,932)    (48,081)      73,013     (277,942)
     Accumulated other comprehensive income:
        Minimum pension liability adjustment                                --        (21,391)       --           --        (21,391)
        Effects of cash flow hedges                                         --            747        --           --            747
                                                                       ---------    ---------   ---------    ---------    ---------
               Total stockholders' equity                                127,831      441,152     (43,081)    (418,715)     107,187
                                                                       ---------    ---------   ---------    ---------    ---------
               Total liabilities and stockholders' equity              $ 420,348    $ 632,857   $  81,195    $(705,496)   $ 428,904
                                                                       =========    =========   =========    =========    =========

   Combining Statement of Operations for the year ended December 31, 2003
                                 (in thousands)

                                                            Parent
                                                           Company        Subsidiary     Non-guarantor                    Combined
                                                            Only          Guarantors     Subsidiaries     Eliminations     Totals
                                                           ---------      ---------       ---------       ---------       ---------
Net sales                                                  $    --        $  918,396      $    --         $    --        $  918,396
Cost of goods sold                                              --           858,274           --              --           858,274
                                                           ---------       ---------      ---------       ---------       ---------
     Gross profit                                               --            60,122           --              --            60,122
Selling, general and administrative expenses                     287          45,480            318            --            46,085
Goodwill impairment charges                                     --            29,607           --              --            29,607
                                                           ---------       ---------      ---------       ---------       ---------
     Operating income (loss)                                    (287)        (14,965)          (318)           --           (15,570)
Other income (expense), net                                  (14,774)          1,771           --            14,774           1,771
Interest income (expense), net                               (13,873)          2,563         (3,641)           --           (14,951)
                                                           ---------       ---------      ---------       ---------       ---------
     Income (loss) before income taxes                       (28,934)        (10,631)        (3,959)         14,774         (28,750)
Income tax expense                                              --               183              1            --               184
                                                           ---------       ---------      ---------       ---------       ---------
     Net income (loss)                                     $ (28,934)      $ (10,814)     $  (3,960)      $  14,774       $ (28,934)
                                                           =========       =========      =========       =========       =========

      Combining Statement of Operations for the year ended December 31, 2002
                                 (in thousands)

                                                            Parent
                                                           Company        Subsidiary     Non-guarantor                    Combined
                                                            Only          Guarantors     Subsidiaries     Eliminations     Totals
                                                           ---------      ---------       ---------       ---------       ---------
Net sales                                                  $    --         $ 966,238      $    --         $    --         $ 966,238
Cost of goods sold                                              --           898,927           --              --           898,927
                                                           ---------       ---------      ---------       ---------       ---------
     Gross profit                                               --            67,311           --              --            67,311
Selling, general and administrative expenses                     269          46,697             11            --            46,977
Amortization of goodwill                                        --              --             --              --              --
                                                           ---------       ---------      ---------       ---------       ---------
     Operating income (loss)                                    (269)         20,614            (11)           --            20,334
Other income (expense), net                                   20,845           1,636           --           (20,845)          1,636
Interest income (expense), net                               (13,833)          2,950         (4,263)           --           (15,146)
                                                           ---------       ---------      ---------       ---------       ---------
     Income (loss) before income taxes and cumulative
       effect of change in accounting principle                6,743          25,200         (4,274)        (20,845)          6,824
Income tax expense (benefit)                                  (2,373)             81           --              --            (2,292)
                                                           ---------       ---------      ---------       ---------       ---------
     Income (loss) before cumulative effect of
       change in accounting principle                          9,116          25,119         (4,274)        (20,845)          9,116
Cumulative effect of change in accounting principle          (25,327)        (25,327)          --            25,327         (25,327)
                                                           ---------       ---------      ---------       ---------       ---------
     Net income (loss)                                     $ (16,211)      $    (208)     $  (4,274)      $   4,482       $ (16,211)
                                                           =========       =========      =========       =========       =========

   Combining Statement of Operations for the year ended December 31, 2001
                                 (in thousands)

                                                            Parent
                                                           Company        Subsidiary     Non-guarantor                    Combined
                                                            Only          Guarantors     Subsidiaries     Eliminations     Totals
                                                           ---------      ---------       ---------       ---------       ---------
Net sales                                                  $    --        $  920,504      $    --         $    --        $  920,504
Cost of goods sold                                              --           873,473           --              --           873,473
                                                           ---------       ---------      ---------       ---------       ---------
     Gross profit                                               --            47,031           --              --            47,031
Selling, general and administrative expenses                     290          54,223             10            --            54,523
Amortization of goodwill                                        --             3,988           --              --             3,988
Asset impairment charges                                        --           167,267           --              --           167,267
                                                           ---------       ---------      ---------       ---------       ---------
     Operating income (loss)                                    (290)       (178,447)           (10)           --          (178,747)
Other income (expense), net                                 (179,789)            907           --           179,789             907
Interest income (expense), net                               (13,439)          4,704         (6,777)           --           (15,512)
                                                           ---------       ---------      ---------       ---------       ---------
     Income (loss) before income taxes                      (193,518)       (172,836)        (6,787)        179,789        (193,352)
Income tax expense                                                34             154             12            --               200
                                                           ---------       ---------      ---------       ---------       ---------
     Net income (loss)                                     $(193,552)      $(172,990)     $  (6,799)      $ 179,789       $(193,552)
                                                           =========       =========      =========       =========       =========

  Combining Statement of Cash Flows for the year ended December 31, 2003
                                 (in thousands)

                                                                           Parent
                                                                          Company    Subsidiary  Non-guarantor             Combined
                                                                           Only      Guarantors Subsidiaries Eliminations   Totals
                                                                          ---------  ----------   ----------  ---------   ----------
Cash flows from operating activities:
   Net income (loss)                                                       $(28,934)   $(10,814)  $  (3,960)   $ 14,774    $(28,934)
   Adjustments to reconcile net income (loss) to
    net cash provided by operations:
        Depreciation                                                           --        20,713        --          --        20,713
        Amortization                                                           --           895        --          --           895
        Goodwill impairment charges                                            --        29,607        --          --        29,607
        Loss on disposal of property, plant and equipment                      --           554        --          --           554
        Issuance of common stock in connection with stock awards                 90        --          --          --            90
        Equity in undistributed net income of subsidiaries                   14,774        --          --       (14,774)       --
        Changes in assets and liabilities:
             (Increase) decrease in accounts receivable, net                   --        (2,142)       --         1,757        (385)
             (Increase) in inventories                                         --        (6,017)       --          --        (6,017)
             Decrease in net residual interest in receivables sold             --          --        17,015        --        17,015
             (Increase) in prepayments and other current assets                --        (6,920)       --          --        (6,920)
             Decrease (increase) in other noncurrent assets                     436      (1,015)       --          --          (579)
             Increase (decrease) in accounts payable                         15,174      (9,291)    (13,412)     (1,757)     (9,286)
             Increase (decrease) in accrued liabilities                          64      (3,833)        357        --        (3,412)
             (Decrease) in other liabilities                                   --        (9,350)       --          --        (9,350)
                                                                           --------    --------    --------    --------    --------
                 Net cash provided by operating activities                    1,604       2,387        --          --         3,991
                                                                           --------    --------    --------    --------    --------
Cash flows from investing activities:
   Purchases of property, plant and equipment                                    (3)    (16,489)       --          --       (16,492)
   Proceeds from sale of property, plant and equipment                         --           158        --          --           158
                                                                           --------    --------    --------    --------    --------
        Net cash (used in) investing activities                                  (3)    (16,331)       --          --       (16,334)
                                                                           --------    --------    --------    --------    --------
Cash flows from financing activities:
   Increase in outstanding checks in excess of deposits                        --           733        --          --           733
   Proceeds from long-term debt                                                --       108,970        --          --       108,970
   Repayments of long-term debt                                                --      (108,970)       --          --      (108,970)
   Cash dividends paid                                                       (1,601)       --          --          --        (1,601)
                                                                           --------    --------    --------    --------    --------
        Net cash (used in) provided by financing activities                  (1,601)        733        --          --          (868)
                                                                           --------    --------    --------    --------    --------
Net (decrease) in cash and cash equivalents                                    --       (13,211)       --          --       (13,211)
Cash and cash equivalents at beginning of period                               --        13,211        --          --        13,211
                                                                           --------    --------    --------    --------    --------
Cash and cash equivalents at end of period                                 $   --      $   --      $   --      $   --      $   --
                                                                           ========    ========    ========    ========    ========

  Combining Statement of Cash Flows for the year ended December 31, 2002
                                 (in thousands)

                                                                           Parent
                                                                          Company    Subsidiary  Non-guarantor             Combined
                                                                           Only      Guarantors Subsidiaries Eliminations   Totals
                                                                          ---------  ----------   ----------  ---------   ----------
Cash flows from operating activities:
   Net income (loss)                                                       $(16,211)   $   (208)  $  (4,274)   $  4,482    $(16,211)
   Adjustments to reconcile net income (loss) to
    net cash provided by operations:
        Depreciation                                                           --        21,142        --          --        21,142
        Amortization                                                           --           984        --          --           984
        Goodwill impairment charges                                          25,327      25,327        --       (25,327)     25,327
        Loss on disposal of property, plant and equipment                      --           325        --          --           325
        Issuance of common stock in connection with stock awards                170        --          --          --           170
        Equity in undistributed net income of subsidiaries                  (20,845)       --          --        20,845        --
        Changes in assets and liabilities:
             (Increase) decrease in accounts receivable, net                   --       (15,773)       --        15,788          15
             (Increase) in inventories                                         --        (6,310)       --          --        (6,310)
             Decrease in net residual interest in receivables sold             --          --         1,115        --         1,115
             (Increase) in prepayments and other current assets                --        (2,041)       --          --        (2,041)
             Decrease (increase) in other noncurrent assets                     435      (4,037)       --          --        (3,602)
             Increase (decrease) in accounts payable                         12,687       8,901       3,101     (15,788)      8,901
             Increase (decrease) in accrued liabilities                          75        (253)         58        --          (120)
             (Decrease) in other liabilities                                   --        (4,941)       --          --        (4,941)
                                                                           --------    --------    --------    --------    --------
                 Net cash provided by operating activities                    1,638      23,116        --          --        24,754
                                                                           --------    --------    --------    --------    --------
Cash flows from investing activities:
   Purchases of property, plant and equipment                                  --       (16,321)       --          --       (16,321)
   Proceeds from sale of property, plant and equipment                         --            23        --          --            23
                                                                           --------    --------    --------    --------    --------
        Net cash (used in) investing activities                                --       (16,298)       --          --       (16,298)
                                                                           --------    --------    --------    --------    --------
Cash flows from financing activities:
   Proceeds from long-term debt                                                --        77,270        --          --        77,270
   Repayments of long-term debt                                                --       (77,270)       --          --       (77,270)
   Repayments of notes receivable from sale of common stock                   1,561        --          --          --         1,561
   Cash dividends paid                                                       (3,199)       --          --          --        (3,199)
                                                                           --------    --------    --------    --------    --------
        Net cash (used in) financing activities                              (1,638)       --          --          --        (1,638)
                                                                           --------    --------    --------    --------    --------
Net increase in cash and cash equivalents                                      --         6,818        --          --         6,818
Cash and cash equivalents at beginning of period                               --         6,393        --          --         6,393
                                                                           --------    --------    --------    --------    --------
Cash and cash equivalents at end of period                                 $   --      $ 13,211    $   --      $   --      $ 13,211
                                                                           ========    ========    ========    ========    ========

 Combining Statement of Cash Flows for the year ended December 31, 2001
                                 (in thousands)

                                                                           Parent
                                                                          Company    Subsidiary  Non-guarantor             Combined
                                                                           Only      Guarantors Subsidiaries Eliminations   Totals
                                                                          ---------  ----------   ----------  ---------   ----------
Cash flows from operating activities:
   Net income (loss)                                                      $(193,552)  $(172,990)   $ (6,799)   $179,789   $(193,552)
   Adjustments to reconcile net income (loss) to
    net cash (used in) provided by operations:
        Depreciation                                                           --        30,053        --          --        30,053
        Amortization                                                              7       5,269        --          --         5,276
        Asset impairment charges                                               --       167,267        --          --       167,267
        Loss on disposal of property, plant and equipment                      --           364        --          --           364
        Issuance of common stock in connection with stock awards                106        --          --          --           106
        Equity in undistributed net income of subsidiaries                     --       179,789        --      (179,789)       --
        Changes in assets and liabilities:
             (Increase) decrease in accounts receivable, net                   --       (28,898)       --        28,928          30
             Decrease in inventories                                           --        18,647        --          --        18,647
             (Increase) in net residual interest in receivables sold           --          --        (9,943)       --        (9,943)
             Decrease in prepayments and other current assets                   362       7,771        --          --         8,133
             Decrease (increase) in other noncurrent assets                 180,224    (180,546)       --          --          (322)
             Increase (decrease) in accounts payable                         11,587      (2,829)     17,341     (28,928)     (2,829)
             Increase (decrease) in accrued liabilities                         710     (13,635)       (599)       --       (13,524)
             (Decrease) in other liabilities                                   --        (6,472)       --          --        (6,472)
                                                                           --------    --------    --------    --------    --------
                 Net cash (used in) provided by operating activities           (556)      3,790        --          --         3,234
                                                                           --------    --------    --------    --------    --------
Cash flows from investing activities:
   Purchases of property, plant and equipment                                  --        (9,002)       --          --        (9,002)
   Proceeds from sale of property, plant and equipment                         --            91        --          --            91
                                                                           --------    --------    --------    --------    --------
        Net cash (used in) investing activities                                --        (8,911)       --          --        (8,911)
                                                                           --------    --------    --------    --------    --------
Cash flows from financing activities:
   Proceeds from long-term debt                                                --        57,110        --          --        57,110
   Repayments of long-term debt                                                --       (57,110)       --          --       (57,110)
   Repayments of notes receivable from sale of common stock                   3,848        --          --          --         3,848
   Cash dividends paid                                                       (3,292)       --          --          --        (3,292)
                                                                           --------    --------    --------    --------    --------
        Net cash provided by financing activities                               556        --          --          --           556
                                                                           --------    --------    --------    --------    --------
Net (decrease) in cash and cash equivalents                                    --        (5,121)       --          --        (5,121)
Cash and cash equivalents at beginning of period                               --        11,514        --          --        11,514
                                                                           --------    --------    --------    --------    --------
Cash and cash equivalents at end of period                                 $   --      $  6,393    $   --      $   --      $  6,393
                                                                           ========    ========    ========    ========    ========

                          Commonwealth Industries, Inc.
                         Report of Independent Auditors

Board of Directors and Stockholders
Commonwealth Industries, Inc.

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Commonwealth Industries, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         As discussed in note 3 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. As discussed in note 7 to the consolidated financial statements, the Company adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FASB Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment to FASB Statement No. 133," effective January 1, 2001.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky
March 10, 2004